Exhibit 99.1

TECHNICAL REPORT ON THE UPDATE OF MINERAL RESOURCE

ESTIMATE FOR THE GOLD RIVER PROPERTY,

THORNELOE TOWNSHIP,

TIMMINS, ONTARIO,

CANADA

NTS: 42-A-06, 06

Longitude: 81.53° West, Latitude: 48.35° North

UTM (NAD 83, Zone17): 460,912m East, 5,355,469m North

PREPARED FOR:

LAKE SHORE GOLD CORP.

181 University Ave, Suite 2000

Toronto, Ontario, Canada, M5H 3M7

And

WEST TIMMINS MINING INC.

181 University Ave, Suite 2000

Toronto, Ontario, Canada, M5H 3M7

Prepared by:

Jacques Samson, P.Geo.

Robert Kusins, P.Geo.

David Powers, P.Geo.

Effective Date: January 17, 2012	Report Date: April 05, 2012

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		Page
30.0:	APPENDICES	164
	Appendix 1: Diamond Drill Hole Collar Locations, Azimuth, Inclination, and Metres Drilled	164
	Appendix 2: Diamond Drill Core Sampling Summary	179
	Appendix 3: Diamond Drill Holes Not Used in The Block Model	191
	Appendix 4: Gold River Solid Intersections	201
	Appendix 5: Gold River QA/QC Graphs of Standards and Blanks	210
	Appendix 6: Check-Assay Program by Lake Shore Gold Corp. of Pulps From Historical Diamond Drill Holes	221
	Appendix 7: Photos	226
	Appendix 8: Resource Modeling and Estimation of the Gold River Trend Deposits, M. Dagbert (2012), SGS Canada Inc. Geostat.	234

LIST OF TABLES

	Table 1.1: Gold River Trend Deposits Mineral Resource Estimate,	03
	Table 1.2: Proposed Program and Budget	04
	Table 2.2.1: Abbreviations	06
	Table 2.4.1: Glossary	10
	Table 4.1.1: Claims List	17
	Table 4.4.1: Species at Risk	21
	Table 5.2.1: Average Temperature, Precipitation and Snow Fall Depths for the Timmins Area	24
	Table 6.2.1: List of “AFRI” Reports for the Gold River Property And Surrounding Area	29
	Table 6.2.2: Gold River Property Significant Historical Work	30
	Table 7.2.1: Tectonic Assemblages	39
	Table 8.1.1: Operations of Greater Than 100,000 Ounces of Gold Production in the Porcupine Gold Camp	56
	Table 9.1.1: Summary of Exploration Activities (2006 to Effective Date, January 17, 2012)	58
	Table 10.1.1: Diamond Drilling and Core Sampling Summary for the Gold River Property	62
	Table 11.1.0: OREAS Standards Used by Lake Shore Gold Corp.	72
	Table 11.4.1: Gold River QA/QC Diamond Drill Core Sampling Program	75
	Table 14.1.1: Gold River Trend Deposits Mineral Resource Estimates	83
	Table 14.1.2: Comparison of Historic and Current Zone Nomenclature	84
	Table 14.2.2.1: Summary of GEMS SQL Drill Hole Database	91
	Table 14.2.3.1: Basic Statistics of Raw Au Assays Resource Solids	92
	Table 14.2.3.2: Samples Above Grade Cap By Zone	95
	Table 14.2.4.1: Sample Composite Statistics	96
	Table 14.5.2.1: Block Model Grid Parameters	99
	Table 14.5.3.1: Search Ellipse Parameters	100

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Page
LIST OF TABLES

Table 14.6.1: Comparison of ID2 and Nearest Neighbour Interpolation, Blocks above 0.0 gpt Au Unclassified	106
Table 14.7.2.1: Gold River Trend Deposits Resources	107
Table 14.7.2.2: Gold River Trend Deposits Resources by Level	108
Table 14.7.2.3: Gold River Trend Deposits Mineral Resource Estimates	113
Table 14.7.2.4: Gold River Deposits Sensitivities	114
Table 23.1.0: Distance from Center of Gold River Property to Significant Timmins Ares Mining Landmarks	126
Table 23.4.1: Summary of Work New Castle Minerals Limited	128
Table 25.1: Mineral Resources Estimate — January 2012	133
Table 26.0.1: Proposed Program and Budget	135

LIST OF FIGURES

Figure 4.1.1: Claim Sketch Map	22
Figure 4.3.1: Location Map	23
Figure 5.4.1: Physiography Map	26
Figure 7.2.1: Tectonic Assemblages of the Abitibi Subprovince East Of the Kapuskasing Structural Zone	38
Figure 7.2.2: Regional Geology Map	40
Figure 7.3.1: Property Geology Map	45
Figure 7.3.2: East Deposit Geology Map	46
Figure 7.3.3: Generalized Cross-Section 460920 East, Looking West	47
Figure 7.3.4: 3D View of Resource Outline Looking to the Northeast	48
Figure 9.1.1: Measured Vertical Gradient with Line Contours and EM Anomaly Symbols	59
Figure 9.1.2: EM AeroTem Off-Time Profiles (Channels Z2-Z16) and EM Anomaly Symbols	60
Figure 9.1.3: Total Magnetic Intensity with Line Contours and EM Anomaly Symbols	61
Figure 10.1: Surface Diamond Drill Hole Collar Locations and Vertical Projection to Surface of the Outer Perimeter of the Resource Estimation	65
Figure 14.1.1: 3-D View of Told River Trend Deposits, Looking Northeast	85
Figure 14.2.1: 3-D View of East Deposit Resource Solids, Looking Northeast	88
Figure 14.2.2: 3-D View of West Deposit Resource Solids, Looking Northeast	89
Figure 14.2.3.1: Cumulative Frequency East Deposit (Excluding Kapika Zone)	93
Figure 14.2.3.2: Log Cumulative Frequency East Deposit (Excluding Kapika Zone)	93
Figure 14.2.3.3: Cumulative Frequency Kapika Zone	94
Figure 14.2.3.4: Log Cumulative Frequency Kapika Zone	94
Figure 14.4.1: Variograms	98
Figure 14.6.1: Section 459560 Looking West — Resource Model	103

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Appendix 7
LIST OF PLATES

Plate 1: Typical sandstone in the Porcupine sediments, north of the GRSZ	226
Plate 2: Highly strained turbidites within the GRSZ, nearing the mafic unit	226
Plate 3: Mafic unit central to the Gold River Shear Zone (GRSZ)	227
Plate 4: Folded high strain zone in the mafic unit — Kapika Zone	227
Plate 5: Typical grey alteration and mineralization zone, south of the mafic unit	228
Plate 6: Grey arsenopyrite-rich envelopes to quartz veinlets	228
Plate 7: Mineralized grey quartz veinlets cross-cut by late quartz veins	229
Plate 8: Visible gold in grey quartz veins	229
Plate 9: Pyrite-arsenopyrite mineralization	230
Plate 10: Mafic conglomerate south of the mafic unit	230
Plate 11: Pebbly conglomerate in the Porcupine sediments	231
Plate 12: Quartz-feldspar porphyry dykes and sills	231
Plate 13: Syenitic dykelets — Kapika Zone	232
Plate 14: Mafic intrusions in the turbidite sequence	232

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1.0: SUMMARY

This Technical Report is co-authored by: Jacques Samson, P.Geo.; Robert Kusins, P.Geo.; and David Powers P.Geo. on behalf of Lake Shore Gold Corp. (“Lake Shore Gold”, “Lake Shore”, “LSG”) and West Timmins Mining Inc. (“WTM”) for the Gold River property (the “Property”).  The report contains an update of exploration programs since the last report, submitted to SEDAR on March 30, 2006 by Band-Ore Resources Ltd., titled “Summary Geological Report on the Thorne Property, Bristol, Carscallen, Denton and Thorneloe townships, Porcupine Mining Division, Ontario” authored by G. Cavey, P.Geo.

The purpose of this technical report is to discuss the exploration results from 2006 up to and including results received by the effective date of January 17, 2012 and provide documentation to support the updated disclosure of Mineral Resources for the Gold River property.

Using exploration data carried out by Lake Shore Gold Corp. and West Timmins Mining Inc. from surface diamond drilling completed between the years 2006 and 2012 the Mineral Resource Estimate is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects.

The Gold River property (the “Property”) consists of ninety-five (95) unpatented mineral claims, one hundred twenty-five (125) claim units, located within Thorneloe township (G-3229), Porcupine Mining Division, Ontario.  The claims are registered 100% to West Timmins Mining Inc., and are subject to underlying Net Smelter Royalty (“NSR”) agreements.  West Timmins Mining Inc. acquired this property and other mineral rights through the amalgamation of Sydney Resources Corporation and Band-Ore Resources Limited (“Band-Ore”).  Lake Shore Gold Corp. acquired the Gold River property as a result of the terms of the business combination agreement with West Timmins Mining Inc. that was announced completed on November 06, 2009.  On February 14, 2012 a Notice of Amalgamation was received that amalgamates the West Timmins Mining Inc. (403671) under /into Lake Shore Gold Corp. (401004).

The Property is situated approximately twenty (20) kilometres southwest of Timmins city centre, and approximately 550 line kilometres north-north-west of the City of Toronto.  The Project centre is located at Universal Transverse Mercator (“UTM”) co-ordinates North American Datum (“NAD”) 83, Zone 17: 460,912 metres east, and 5,355,469 metres north.  Easy, all weather road access to the property is provided by provincial Highways 101 and 144, with bush roads, and diamond drill trails north and south of the Tatachikapika River.

The Property is situated in the western portion of the Archean, Abitibi Greenstone Belt and is predominately underlain by metasedimentary rocks belonging to the Porcupine assemblage.  This metasedimentary basin is bound to the north and west by metavolcanic rocks of the Tisdale assemblage.  The Archean rock units are variably metamorphosed from greenschist to amphibolites facies.  To the east is the northward trending Mattagami Fault.  Major structures on the property include the east-west trending Porcupine-Destor Fault Zone (“DPFZ”) which crosses near the south boundary and the Gold River Trend, an intensely altered gold bearing deformation which is located two (2) kilometers to the north.  The Gold River Trend has been traced for approximately five (5) kilometers across the Property and is the key host for gold mineralization identified at the property to date.  Both the DPFZ and the Gold River Trend have been cross cut by the major north-south trending Mattagami River Fault. Displacement along the Mattagami River Fault has not been confirmed but current interpretations suggest rock units west of the fault and underlying the Lake Shore property have been moved downwards and to the south relative to those on the east which extend in to the main part of the historic Timmins mining camp.

The bulk of significant gold mineralization at the property is contained within two main deposits referred to as the Gold River East Deposit and the Gold River West Deposit, which are located on a three (3.3) km strike length of the Gold River Trend, which straddles the Tatachikapika River.  Gold mineralization within the deposits generally occurs as stacked sets of steeply dipping irregular lenses which can vary from less than one metre up to about five (5) metres in width,  from one hundred (100) to over four hundred (400) metres in vertical height and from (fifty (50) to six hundred (600) metres in strike length.  Most mineralization identified to date occurs between surface and five hundred (500) metres below but has been traced with a few broadly spaced holes to as deep as 1,050  metres below surface, with several of the zones remaining open.

Gold mineralization within the zones is associated with areas of broad disseminated and quartz vein-related arsenopyrite and pyrite mineralization, which varies from less than one percent to greater than twenty (20) percent, locally.  Traces of pyrrhotite, tetrahedrite, stibnite, sphalerite, berthierite, boulangerite, zinkenite as well as native gold and native antimony have also been reported (Payne1996; Miller 2011).

Lake Shore Gold has prepared an updated Mineral Resource Estimate for the Gold River property based on historical diamond drilling and drilling completed by LSG between February 2010 and January 17th 2012. All drilling was completed from surface with drill spacing locally down to 20 to 25 metres on strike and down-dip and up to 100m spacing at depth. A total of seven hundred fifty-two (752) holes were completed on the Gold River property of which Lake Shore Gold completed one hundred forty (140) holes for a total of fifty-five thousand eight hundred seven (55,807) metres. Most of drilling completed by Lake Shore targeted the East Deposit area above the six hundred (600) metre depth.

The Resource models are comprised of fifteen zones which have been grouped into two deposits called the East and West Deposits. The Deposits extend for 3.3 kilometres along the Gold River Trend and are roughly centered on 461480E section and extend from surface to the 9200m elevation (0 to 800m below surface).  The bulk of the resources are located above the 400m Level with 83% of the tonnes and 73% of the ounces located above this elevation.

The Gold River Resource totals 0.69Mt at 5.29 g/t Au, amounting to 117,400 ounces of gold in the Indicated category and 5.27Mt at 6.06 g/t Au, amounting to 1,027,800 ounces of gold in the Inferred category as shown in Table 1.1. The effective date of this resource is January 17, 2012.

The Resources were estimated using Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 50 gram metres or 25 gram metres depending on the zone, and an assumed long-term gold price of $1,200 (US) per ounce.  The base case estimate assumes a cut-off grade of 2.0 g/t Au.

A nearest neighbor interpolation of the block model using the same parameters and search ellipse as the ID² interpolation was completed and compared. Results showed a slight increase in tonnes grade and ounces using the nearest neighbor interpolation method with no significant differences between the two interpolation methods.

Michel Dagbert, Eng., senior geostatistician, SGS Geostat reviewed the Gold River block model and employed an alternative grade interpolation technique to cross check Lakeshore’s own block model.

Michel employed the traditional approach for estimating narrow sheet like structures by projecting hole mineralized intersections to a vertical section plane and using polygons of influence about the intercepts. The polygonal approach produced a total ounce estimate of 1.05Moz versus 1.27Moz at no cut-off for the block model, within acceptable limits given the mostly inferred categorization of the estimated resource.

TABLE 1.1: GOLD RIVER TREND DEPOSITS MINERAL RESOURCE ESTIMATES

(Prepared by Lake Shore — January, 2012)

Resource			Capped Grade	Contained Gold
Classification	Deposit	Tonnes	g/t Au	(ounces)
Indicated Resources	East	597,000	5.42	104,100
	West	93,000	4.44	13,300

	Total Indicated	690,000	5.29	117,400

Inferred Resources	East	4,317,000	6.39	887,300
	West	955,000	4.57	140,500

	Total Inferred	5,273,000	6.06	1,027,800

Notes:

1.                    CIM definitions were followed for classification of Mineral Resources.

2.                    Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au.

3.                    Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a US$/C$ exchange rate of 0.93.

4.                    A minimum mining width of two metres was used.

5.                    Capped gold grades are used in estimating the Mineral Resource average grade.

6.                    Sums may not add due to rounding.

7.                    There are no Mineral Reserves estimated for the Gold River Property.

8.                    Metallurgical recoveries are assumed to average 85%.

9.                    Mining costs are assumed to average $82.00/tonne.

10.              Mr. Robert Kusins, B.Sc., P.Geo. is the Qualified Person for this Resource Estimate.

There are no Mineral Reserves present on the property as of the date of this Technical Report.

The following items are recommended for further study and evaluation:

1)              Evaluate the replacing of the ID2 interpolation method by ordinary kriging.

2)              Continue monitoring of specific gravity and grade capping, as addition drill hole information is added to the database, to insure appropriate values are being used.

3)              Additional drilling, particularly zone 4800_S3D which currently accounts for about one third of Inferred Resource ounces, to better delineate the extent of the Resource and increase its confidence level.

4)              Evaluate isolated intersections to determine areas which may be brought into Resources with additional drilling.

5)              To attempt to better identify and record discrete lithologic units as the mafic unit, conglomerates with an emphasis on “grey alteration and mineralization zones”, grey quartz veinlets and areas of high strain.

6)              Construct a lithological model of the deposits that would include a sectional and plan view interpretation.

7)              Continue to filter the available geophysical surveys, to assist in the interpretation of alteration, lithology and high strain zones.

8)              Continue to keep tracking and improving diamond drill log quality and completeness.

9)              Complete metallurgical testing on all of the mineralized zones, comparing similarities and differences.

Proposed is an $8,228,000, two stage exploration program based upon the above recommendations.  Expenditures proposed for Phase 2 will be based upon results received in Phase 1, and should be adjusted accordingly.  The Phase 1 program should be directed to expand the existing Inferred Resources by focusing on extending the higher grade mineralized zones along strike and at depth, especially 4800_SD3. The Phase 2 program would involve continued resource expansion, limit infill drilling to upgrade a portion of the Inferred to Indicated and exploration drilling further east and west of the Gold River Deposits to follow up on favorable drill hole intersections. Table 26.0.1: lists the proposed exploration categories and proposed expenditures.

TABLE 1.2:  PROPOSED PROGRAM AND BUDGET

PHASE	SURVEY/WORK TYPE	BUDGET ($)

Phase 1	Diamond Drilling (17,100m)	2,138,000
	Analytical/Samples (18,900 samples)	444,000
	Contractor, core storage	30,000
	Structural Geological Consultant	35,000
	Geophysical Consultant	25,000
	Metallurgical Work	28,000
	Geological Compilation/Core re-logging	20,000
	Share of Office Administration	140,000
	Subtotal	2,860,000

Phase 2	Diamond Drilling (25,000m) fill-in resource	3,125,000
	Exploration Diamond Drilling (10,000m)	1,250,000
	Analytical/Samples (32,450 samples)	763,000
	Geological Consultant	20,000
	Metallurgical Work	50,000
	Share of Office Administration	160,000
	Subtotal	5,368,000

	Grand Total	8,228,000

2.0: INTRODUCTION

This Gold River property Technical Report is co-authored by Jacques Samson, P.Geo.; Robert Kusins, P.Geo.; and David Powers, P.Geo. on behalf of Lake Shore Gold Corp (“Lake Shore Gold”, “Lake Shore”, “LSG”) and West Timmins Mining Inc. (“WTM”) and conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Lake Shore Gold Corp. (“Lake Shore Gold”, “LSG”) is a publicly traded company listed on the Toronto Stock Exchange and trading under the symbol LSG.  Lake Shore Gold was founded in 2002 to explore for precious and base metals hosted within the portions of the Canadian Shield situated in Quebec and Ontario.  On November 06, 2009 Lake Shore Gold and West Timmins Mining Inc. (“WTM”) signed a complete business combination agreement resulting in WTM becoming a wholly owned subsidiary of LSG.  West Timmins Mining Inc. started trading September 18, 2006 after the amalgamation of Sydney Resource Corporation, and Band-Ore Resources Ltd.

The authors have prepared this report using a combination of public available and confidential information.  This report is sourced from an amalgamation of several reports listed it the Section 27 labeled References.

Contributions to geology by outside consultants include: petrography, ore microscopy and scanning electron microscope investigations by Dr. Miller of Miller and Associates, of Ottawa; mineralization and structural studies comparing Thunder Creek, Timmins Mine and the Gold River property by Mr. David Rhys, of Panterra Geoservices Inc., petrology studies of the Timmins Mine and Thunder Creek area by Katherina Ross, Panterra Geoservices.

This technical report describes exploration results for an area of 95 mineral claims, a smaller area than was previously reported and filed on SEDAR by Band-Ore Resources Ltd. in 2002, 2004, and 2006.

Robert (Bob) Kusins (P. Geo.) and Chief Resource Geologist for Lake Shore Gold Corp. is responsible for Items: 1, 14, 15, 16, 17, 24, 25, 26, and 27 contained in this report and is the principal QP responsible for this report.

Jacques Samson (P. Geo.) and Senior Project Geologist for Lake Shore Gold, is responsible for Items: 1, 7, 12, 13, 19, 21, 22, 24, 25, 26 and 27 contained in this report.

David Powers (P.Geo.) of David Powers Geological Services is responsible for Items 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 13, 18, 20, 23, 24, 25, and 27 of this report.

All three authors were on site December 06, 2011 observing core storage, recent diamond drilling and diamond drill collar preservation.

Historical work in the Gold River Gold Zones area was reviewed by referencing assessment reports filed at the Ministry of Northern Development and Mines’ (“MNDM”) office at the Ontario Government Complex, Highway 101 East, Timmins (Porcupine), Ontario; and Assessment File Research Imaging (“AFRI”) at: www.geologyontario.mndm.gov.on.ca/.  Option and legal agreements were reviewed at the Lake Shore Gold Exploration Office.

2.1.0: UNITS AND CURRENCY

Metric and Imperial units are used throughout this report.  Canadian dollars (“C$”, “$”) is the currency used unless otherwise noted.  On April 01, 2012 the exchange rate was approximately $1.00 C dollar to 1.006 US$.

Common conversions used included converting one ounce of gold to grams gold with a factor of 31.104 grams per troy ounce; and one ounce gold per ton with a conversion factor of 34.29 grams gold per tonne.

2.2.0: LIST OF ABBREVIATIONS

Table 2.2.1 lists the common abbreviations that may be used in the report.

TABLE 2.2.1: ABBREVIATIONS

Unit or Term	Abbreviation or Symbol
Above mean sea level	amsl, ASL
Advanced Exploration Project	AEP
Atomic Absorption	AA
Arsenic	As
Arsenopyrite	aspy
Azimuth	AZ
Billion years ago	Ga
British thermal unit	Btu
Carbon in leach	CIL
Carbon in pulp	CIP
Centimetre	cm
Copper	Cu
Cubic centimetre	cm³
Cubic feet per second	ft³/s, cfs
Cubic foot	ft³
Cubic inch	in³
Cubic metre	m³
Cubic yard	yd³
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Degree	°
Degree Celsius	°C
Degrees Fahrenheit	°F
Diamond bore hole	ddh, DDH
Diamond drill hole	ddh, DDH
Dollars Canadian	$C
Dry metric ton	dmt

Foot	ft
Gallon	gal
Gallon per minute	gpm
Gold	Au
Gold equivalent grade	AuEq
Gram	g
Gram metres	m.g/t
Grams per litre	g/l
Grams per tonne	g/t, gpt
Greater than	>
Hectare (10,000m²)	ha
Hour	h (not hr)
Inch	in, “
Kilo (1,000)	k
Kilogram	kg
Kilograms per cubic metre	kg/m³
Kilograms per hour	kg/h
Kilograms per square metre	kg/m²
Kilometre	km
Kilometres per hour	km/h
Less than	<
Lead	Pb
Life of mine	LoM
Litre	L
Litres per minute	L/m
Metre	m
Metres above sea level	masl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne) (2,000 kg) (2,204.6 pounds)	t
Micrometre (micron)	µm
Miles per hour	mph
Milligram	mg
Milligrams per litre	mg/L
Milliliter	mL
Millimetre	mm
Million	M
Million grams	M g
Million tonnes	Mt
Million Troy ounces	M oz
Million Years	Ma
Minute (plane angle)	min, ‘
Minute (time)	min
Month	mo
National Instrument 43-101 (Canadian)	NI 43-101
No Personal Liability	N.P.L.
Ounces	oz
Page	p, pg

Parts per billion	ppb
Parts per million	ppm
Percent	%
Percent moisture (relative humidity)	% RH
Potassium	K
Pound(s)	lb
Pounds per square inch	psi
Preliminary Economic Assessment	PEA
Pyrite	py
Pyrrhotite	po
Quality Assurance/Quality Control	QA/QC
Quart	qt
Revolutions per minute	rpm
Rock Quality Description	RQD
Second (plane angle)	sec, “
Second (time)	s
Short ton (2,000 lb)	st
Short ton (US)	t (US)
Short tons per day (US)	tpd (US)
Short tons per hour (US)	tph (US)
Short tons per year (US)	tpy (US)
Silver	Ag
Sodium	Na
Specific gravity	SG
Square centimetre	cm²
Square foot	ft²
Square inch	in²
Square kilometre	km²
Square metre	m²
Thousand tonnes	kt
Tonne (1,000 kg)	t
Tonnes per day	t/d, tpd
Tonnes per hour	t/h
Tonnes per year	t/a
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Yard	yd
Year (annum)	a
Year (US)	yr

2.3.0: DEFINITIONS

The following definitions of Mineral Resources and Mineral Reserved have been prepared by the CIM Standing Committee on Reserve Definitions and Adopted by the CIM Council on November 27, 2010.

2.3.1: MINERAL RESOURCE

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence that that applied to an Indicated Mineral Resource but has a lower level of confidence that a Measured Mineral Resource.

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has a reasonable prospect for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

2.3.2: INFERRED MINERAL RESOURCE

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity.  The estimate is based on limited information and sampling gathering through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

2.3.3: INDICATED MINERAL RESOURCE

An “Indicated Mineral Resource” is the part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

2.3.4: MEASURED MINERAL RESOURCE

A “Measured Mineral Resource” is the part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate applications of technical and economic parameters, to support production planning and evaluation for the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

2.3.5: MINERAL RESERVE

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.  A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of the Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

2.3.6: PROBABLE MINERAL RESERVE

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

2.3.7: PROVEN MINERAL RESERVE

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, the economic extraction is justified.

2.4.0: GLOSSARY

2.4.1: GENERAL GLOSSARY

Table 2.4.1 is a summary table of common technical words accompanies by a simple explanation of the term or word as the term pertains to this report.

TABLE 2.4.1: GLOSSARY

TERM	EXPLANATION

Assay:	The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure:	All other expenditures not classified as operating costs.

Composite:	Combining more than one sample result to give an average result over a larger distance.

Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or floatation, in which most of the desired mineral has been separated from waste material in the ore.

Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.

Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution:	Unwanted waste, which is mined with ore.

Dip:	Angle of inclination of a geological feature / rock from the horizontal.

Fault:	The surface of a fracture along which movement has occurred.

Footwall:	The underlying side of an orebody or stope.

Gangue:	Non-valuable components of the ore.

Grade:	The measure of concentration of “gold” within mineralized rock.

Hangingwall:	The overlying side of an orebody or stope.

Haulage:	A horizontal underground excavation which is used to transport mined material.

Igneous:	Primary crystalline rock formed by the solidification of magma.

Level:	Horizontal tunnel with the primary purpose to transport personnel and materials.

Lithological:	Geological description pertaining to different rock types.

LoM Plans	Life of mine plans.

Material Properties:	Mining properties.

Metamorphism:	Process by which consolidated rock is altered in composition, texture, or internal structure by conditions and forces of heat and pressure.

Milling:	A general term used to describe the process in which the ore is crushed, ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral/Mining Lease:	A lease area for which mineral rights are held.

Mining Asset:	Material Properties and Significant Exploration Properties.

Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.

Ore Reserve:	See Mineral Reserve

RoM	Run of Mine.

Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

Smelting:

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from gangue components that accumulate in a less dense molten slag phase.

Stope:	Underground void created by mining.

Stratigraphy:	The study of stratified rocks in terms of time and space.

Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulphide:	A sulphur bearing mineral.

Tailings:	Finely ground waste rock form which valuable minerals or metals have been extracted.

Thickening:	The process of concentrating solid particles in suspension.

Total Expenditure:	All expenditures including those of an operation and capital nature.

2.4.2: LAKE SHORE GOLD MINE SITE TERMINOLOGY

Timmins West Complex:	The Company’s entire land package on the west side of the city, extending through Bristol, Thorneloe, Carscallen, Denton townships.

Timmins West Mine:	The combined areas that are currently being mined using the shared Infrastructure, namely the Timmins Deposit and the Thunder Creek Deposit.

Timmins Deposit:	The Deposits formerly known as the Timmins Mine (now one of two Deposits comprising the Timmins West Mine.

Thunder Creek Deposit:	A second deposit being mined in the Timmins West Mine.

Gold River Trend Deposits:	The combined East and West Deposits located on the Gold River property.

East Deposit:	The eastern deposit currently comprised of eleven mineralized zones including the Kapika Zone located on the Gold River property.

West Deposit:	The western deposit currently comprised of four mineralized zones located on the Gold River property.

3.0: RELIANCE ON OTHER EXPERTS

The authors have sourced the information for this report from an amalgamation of several reports listed it the Section 27 labeled References. These references include government geological reports, press releases, company annual reports, assessment reports filed with the Ministry of Northern Development and Mines’ (“MNDM”), previously SEDAR filed NI 43-101 reports and reports both public and confidential provided by Lake Shore Gold Corp.

Jacques Samson, P.Geo., is an employee of Lake Shore Gold Corp. in the capacity of Senior Project Geologist and has been the Qualified Person (“QP”) responsible for overseeing and reporting the exploration programs at the Gold River Project, since Lake Shore Gold Corp. started to manage the exploration resulting from the November 06, 2009 Business Combination Agreement.   He is responsible for Items: 1, 7, 12, 13, 19, 21, 22, 24, 25, 26 and 27 contained in this report.

Robert (Bob) Kusins, P.Geo., is employed by Lake Shore as Chief Resource Geologist and is the QP responsible for the mineralization modeling, Resource Estimate and Items: 1, 14, 15, 16, 17, 24, 25, 26, and 27 contained in this report.  He is also the principal QP responsible for this report.

David Powers, P. Geo. is an independent geologist who is responsible for Items 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 13, 18, 20, 23, 24, 25, and 27 of this report.

Technical Reports filed on SEDAR in 2002, 2004, and 2006 authored by Mr. George Cavey of OREQUEST, summarize the mineral exploration completed by Band-Ore Resources Limited from the time the property was acquired up to and including 2006.  During this period Mr. Robert Duess, P. Geo. was the Qualified Person overseeing the exploration.

Mr. Darin Wagner, former President of West Timmins Mining Inc. was the P. Geo. and Qualified Person directing exploration activities, responsible for QA/QC during the period September 18, 2006 to November 06, 2009, and responsible for the transfer of all technical data to Lake Shore Gold Corp.

Michel Dagbert, P. Eng. of SGS Geostat Limited of 10 boul. De la Seigneurie Est., Suite 203, Blainville, Quebec, provided the technical review of QA/QC data, review of the 3 D modeling and estimation parameters, capping limits of grades, and verification of the resource block model with additional recommendations for block resource estimation.

Contributions to geology by outside consultants include: petrography, ore microscopy and scanning electron microscope investigations by Dr. Miller of Miller and Associates, of Ottawa; mineralization and structural studies comparing Thunder Creek, Timmins Mine and the Gold River property by Mr. David Rhys, of Panterra Geoservices Inc., petrology studies of the Timmins Mine and Thunder Creek area by Katherina Ross, Panterra Geoservices.

The authors have relied on the professional integrity of the designated project Qualified Persons, to maintain and provide true and accurate reporting of the facts, throughout the project’s history.  Where possible the internal documents have been checked against public record filed for assessment purposes. The authors have reviewed reports, drill logs, and assay certificates issued during the exploration phases and have found them to be consistent and believe most of the data to be reliable within testable parameters.

Figures for this report have been prepared by Mr. Tom Savage, and others in the employ of Lake Shore Gold Corp. and modified by the authors.

4.0: PROPERTY DESCRIPTION AND LOCATION

4.1.0: PROPERTY DESCRIPTION

The Gold River property consists of ninety-five (95) unpatented mineral claims, one hundred twenty-five (125) claim units covering an area of approximately two thousand three hundred twenty (2,320) hectares located within Thorneloe township (G-3229), Porcupine Mining Division, Ontario.  The claims are registered 100% to West Timmins Mining Inc., a wholly owned subsidiary of Lake Shore Gold Corp. and are subject to underlying NSR agreements.  West Timmins Mining Inc. acquired this property and other mineral rights through the amalgamation of Sydney Resources Corporation and Band-Ore Resources Limited (“Band-Ore”) (September 2006).  On February 14, 2012 a Notice of Amalgamation was received that amalgamates the West Timmins Mining Inc . (403671) under /into Lake Shore Gold Corp. (401004).

The former Band-Ore, Thorne property ownership has been described by Mr. George Cavey, OREQUEST, in reports submitted by Band-Ore Resources Ltd. to SEDAR in 2002, 2004 and 2006.  This report discusses a smaller group of claims than was previously reported in 2006.

The ninety-five (95) claims require an annual assessment work requirement of four hundred ($400.00) dollars per unit to keep the claims in good standing. The annual required assessment work expenditures for the described property totals fifty thousand ($50,000.00) dollars.  Table 4.1.1 lists the claim units, their due date, work required and the associated underlying royalty agreement.

Active mining claim abstracts have been reviewed online at:

http://www.mci.mndm.gov.on.ca/claims/clm_mdva.cfm. The ownership on record is in the name of West Timmins Mining Inc., a wholly owned subsidiary of Lake Shore Gold Corp.

Figure 4.1.1 is a Claim Sketch Map illustrating the claim numbers and boundaries relative to local topographic and cultural features.

TABLE 4.1.1: CLAIMS LIST

Claim Number	Units	Due Date	Work Required	Agreement
796731	1	2015-APR-02	$400.00	Royal Gold and Torogold (3%)
796732	1	2015-APR-02	$400.00	Royal Gold and Torogold (3%)
796733	1	2015-APR-02	$400.00	Royal Gold and Torogold (3%)
796734	1	2015-APR-02	$400.00	Royal Gold and Torogold (3%)
805191	1	2015-JUN-01	$400.00	Royal Gold and Torogold (3%)
805192	1	2015-JUN-01	$400.00	Royal Gold and Torogold (3%)
805193	1	2015-JUN-01	$400.00	Royal Gold and Torogold (3%)
834158	1	2015-DEC-04	$400.00	Royal Gold and Torogold (3%)
834159	1	2015-DEC-04	$400.00	Royal Gold and Torogold (3%)
834367	1	2015-DEC-19	$400.00	Royal Gold and Torogold (3%)
834368	1	2015-DEC-19	$400.00	Royal Gold and Torogold (3%)
834369	1	2015-DEC-19	$400.00	Royal Gold and Torogold (3%)
838437	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838438	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838439	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838440	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838441	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838442	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838443	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838444	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838445	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838446	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838447	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
838448	1	2015-APR-09	$400.00	Royal Gold and Torogold (3%)
892792	1	2015-FEB-06	$400.00	Royal Gold and Torogold (3%)
923601	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923602	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923603	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923604	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923605	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923606	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923607	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923608	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923609	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923610	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923611	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923612	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923613	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923614	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923615	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923616	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)

923617	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923618	1	2015-MAY-12	$400.00	Royal Gold and Torogold (3%)
923646	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
923647	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
923648	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
923650	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
930782	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
930783	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
930784	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
930785	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
930786	1	2015-MAY-26	$400.00	Royal Gold and Torogold (3%)
956076	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956077	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956078	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956079	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956080	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956081	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956082	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956083	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956092	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956093	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956094	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956095	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956096	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956097	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956098	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956099	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956100	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956201	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956202	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956206	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956207	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956208	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956209	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956216	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956217	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956218	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956219	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956226	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956227	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956228	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956229	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956230	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
956231	1	2015-FEB-12	$400.00	Royal Gold and Torogold (3%)
995645	1	2015-MAY-19	$400.00	Royal Gold and Torogold (3%)

995646	1	2015-MAY-19	$400.00	Royal Gold and Torogold (3%)
1159643	1	2015-FEB-13	$400.00	Croxall et al. (1%)
1177817	8	2015-OCT-04	$3,200.00	Croxall et al. (1%)
1189541	3	2015-JAN-13	$1,200.00	RNC Gold Inc. (2%) Duess (3%)
1189542	4	2015-JAN-13	$1,600.00	RNC Gold Inc. (2%) Duess (3%)
1189549	10	2015-JAN-08	$4,000.00	RNC Gold Inc. (2%) Duess (3%)
1189552	2	2015-JAN-08	$800.00	Durham et al. (3%)
1189553	1	2015-JAN-08	$400.00	Durham et al. (3%)
1189554	9	2015-JAN-08	$3,600.00	RNC Gold Inc. (2%) Duess (3%)

Total of 95 claims	125 claim units		$50,000.00

4.2.0: RECENT OWNERSHIP HISTORY AND UNDERLYING AGREEMENTS

Lake Shore Gold Corp. acquired the Gold River property as a result of the terms of the business combination agreement with West Timmins Mining Inc. that was announced completed on November 06, 2009.  West Timmins Mining Inc. then became a wholly-owned subsidiary of Lake Shore Gold. (MD&A, SEDAR November 11, 2009). West Timmins Mining Inc. started trading September 18, 2006 after the amalgamation of Sydney Resource Corporation, and Band-Ore Resources Ltd.

Table 4.1.1 lists the claims and associated underlying royalty agreements that are included in this report.

A summary explanation of the royalties is described as follows:

a)              The Royal Gold Inc. and Torogold Resources Inc. have a combined 3% NSR that originates with the March 1, 1994, Denton and Thorneloe townships Property Sale and Purchase Agreement between Homestake Canada Inc. (“Homestake”), Torogold Resources Inc. (“Torogold”), and Band-Ore Resources Limited (“Band-Ore”). Under the terms of this agreement both Homestake, and Torogold each have a 1.5 % net smelter return (NSR).  West Timmins Mines Ltd., the purchaser, has the right to purchase from each Homestake and Torogold two thirds of each royalty, prior to the public announcement that it is placing the property into production of a mine. There by entitling each Homestake and Torogold following such exercise to receive 0.5% of the Net Smelter Return by paying each of Homestake and Torogold the sum of $1 million (the agreement pg. 3, 1994).  In 2001 Barrick Gold Corporation (“Barrick”) and Homestake merged transferring the property royalty to Barrick.  Royal Gold Inc. completed an acquisition on October 1, 2008 of a portfolio of royalties from Barrick which includes the Homestake-Torogold royalties for this property.

b)             Agreements, between Band-Ore Resources Limited and Mr. Jim Croxall (January 05, 1993); and Band-Ore, Mr. J. Croxall and Mr. Miller (November 12, 2003), are attached to mineral claims: 1159643 and 1177817. Croxall and Miller retain a 2% NSR of which 1% can be purchased for one million dollars indexed to the consumer price index (C.P.I.) as of January 1, 1993.  A pre-production royalty commenced January 1, 1999, and continues until the NSR is payable.  Annual disbursements for the amount of $5000 are indexed to the C.P.I.  An agreement between Lake Shore Gold Corp. and Mr. J. Croxall and Mr. Miller dated November 16, 2011 completed the purchase of 1 % NSR in exchange for an approximate 1,500,000 $C equivalent in Lake Shore Gold Corp. stock.

c)              Agreement dated July 26, 1994 between Band-Ore Resources Ltd. and South Africa Minerals Corporation (“SAMC”) includes four mineral claims 1189549, 1189554, 1189541 and 1189542, which are subject to this report.  SAMC have a 2% NSR on these claims, of which 1% may be purchased for $500,000.  South Africa Minerals Corporation changed its name and began trading on the Toronto Stock Exchange (TSE) as Tango Mineral Resources Inc. (Tango).  On May 12, 2003 Tango’s board of director’s press released a letter of intent to merge with RNC Gold Inc. (“RNC”).  RNC began trading on the TSE on December 10, 2003 and retain the royalties 2% NSR on the claims.

d)             Mineral claims 1189549, 1189554, 1189541 and 1189542 described above are also subject to underlying agreements.  A letter of agreement dated January 04, 1993 between Mr. R. Duess, Mr. B. Durham, Mr. H. Hutteri and Mr. K. Krug assign a 25% ownership between each of them for 43 mineral claim units in Denton and Thorneloe townships.  On behalf of the group an agreement dated January 04, 1993 between Mr. R. Duess and Kingswood Resources Inc. (“Kingswood”) assigns 100% ownership interest to Kingswood for a cash payment and a retained 3% NSR.  A letter dated January 18, 1993, between Mr. Duess and Kingswood describes the exchange of common shares in lieu of cash payments. Between 1993 and 1994 Kingswood Resources becomes South Africa Mineral Corp.  A document dated December 05, 1994 between South Africa Mineral Corp. and Mr. Duess, Mr. Durham, Mr. Hutteri, and Mr. Krug allow SAMC to purchase 2/3 of the 3% NSR for one million dollars.

e)              From the agreement dated December 05, 1993 between Bruce Durham, Henry Hutteri and Band-Ore Resources Ltd., two claims are subject of this report, (1189552 and 1189553).  The agreement outlines a payment of shares and retains a 3% NSR to the favour of the vendors. An underlying agreement dated December 28, 1992 describes the 25% each partnership of M. Durham, Mr. Duess, Mr. Hutteri and Mr. Krug for the same claims.

An Impact and Benefits Agreement (“IBA”) with the Mattagami and Flying Post First Nations have been negotiated and signed (February 17, 2011).  The IBA outlines how Lake Shore Gold Corp. and the First Nations communities will work together in the following areas: education and training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

4.3.0: LOCATION

The Gold River property is situated approximately 20 kilometres southwest of Timmins city centre, and approximately 550 line kilometres north-north-west of the City of Toronto.  The Project centre is located within Thorneloe township, and national topography series map reference (“NTS”) 42-A-05 and 42-A-06; at longitude 81.53° west and 48.35° north latitude.  Universal Transverse Mercator (“UTM”) co-ordinates for the project centre, utilizing projection North American Datum (“NAD”) 83, Zone 17 are: 460,912 metres east, and 5,355,469 metres north.  All weather road access to the property is provided by provincial Highways 101 and 144, with bush roads, and diamond drill trails north and south of the Tatachikapika River. The junction of Highways 101 and 144 is situated five (5) kilometres north-west of the property centre. Figure 4.3.1, Location Map, illustrates the Project area relative to the highways, City of Timmins and the City of Toronto.

4.4: PAST MINING ACTIVITY, ENVIRONMENTAL LIABILITIES AND PERMITTING

To the best of the authors’ knowledge there has been no past mining activity in the form of blasting, excavating, and processing bulk material from the Gold River property.

To the best of the authors’ knowledge there are no environmental issues or liabilities resulting for the exploration activities or timber harvesting within the boundaries of the Gold River property.

To date no permitting has been required to explore the Property.

From the Ministry of Natural Resources’ Species at Risk in Ontario (“SARO”) list, the following species could range within the Project area.

(http://www.mnr.gov.on.ca/en/Business/Species/2ColumnSubPage/246809.html)

TABLE 4.4.1: SPECIES AT RISK

COMMON NAME	SCIENTIFIC NAME	OMNR STATUS

Lake Sturgeon	Acipenser fluvescens	special concern
Golden Eagle	Aquila chrysaetos	endangered
Short-eared Owl	Asio flammeus	special concern
Eastern Wolf	Canis lupus lycaon	special concern
Black Tern	Chlidonias niger	special concern
Yellow Rail	Coturnicops noveboracensis	special concern
Monarch Butterfly	Danaus plexippus	special concern
Bald Eagle	Haliaeetus leucocephalus	special concern
Peregrine Falcon	Falco peregrinus	threatened
Eastern Cougar	Puma concolor	endangered

The author is not aware of any of these species being present within the area of the Gold River property.

FIGURE 4.1.1: CLAIMS LOCATION SKETCH MAP

N
458000
460000
462000
464000
5356000
5354000
5352000
BRISTOL TWP
THORNELOE TWP
1159643
1189553
1189552
1177817
1189549
1189554
1189541
1189542
1212761
Legend
No NSR
Croxall 1%
Durham 3%
Royal Gold & Torogold 3%
RNC 2%, Duess 3%
report_boundary
Projection:
UTM NAD83 Zone 17N
Topographical data source:
Ontario Base Map (OBM)
Claim fabric source:
MNDMF 2011
0
0.6
1.2
Kilometers
LAKE SHORE
GOLD CORP.
GOLD RIVER PROJECT
CLAIM MAP
Date: January, 2012
Name: JS
File: thorne_prop_jan_2012.mxd

Figure 4.3.1: LOCATION MAP

N
Timmins
Sudbury
Ottawa
Toronto
Gold River Project
to Toronto is 550 km
Timmins
655
101
144
GOLD RIVER
PROPERTY
LAKE SHORE
GOLD CORP.
GOLD RIVER PROPERTY
LOCATION MAP
Projection: UTM
NAD83 Zone 17
Topographical data source:
Ontario Base Map (OBM)
by Government of Ontario
0
2.5
5
7.5
Kilometers
Name: JS

5.0: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1.0: ACCESSIBILITY

The Property is easily accessible with motor vehicle via Provincial Highways 101, west of the City of Timmins and Highway 144 south.  Timber access bush roads and diamond drill trails east of Highway 144, north and south of the Tatachikapika River provide bush vehicle access to most of the Property. The centre of the claim group is situated at approximately 460,912 metres east, 5,355,469 metres north (NAD 83, Zone 17).  The junction of Highways 101 and 144 is located five (5) kilometres north-west of the Property centre.  Figure 4.3.1 Location Sketch, illustrates the Project area relative to the highways, City of Timmins and the City of Toronto.

5.2.0: CLIMATE

The Gold River property and the City of Timmins experience a continental climate with an average mean temperature range of -17.5°C (January) to +17.4° (July) and an annual precipitation of about 831mm.  The following table (Table 5.2.1) summaries the average temperatures and precipitation values for the 15 year period taken from the Timmins Airport between 1971 and 2000.

(http://www.climate.weatheroffice.ec.gc.ca/climate_normals/index_e.html)

TABLE 5.2.1: AVERAGE TEMPERATURES, PRECIPITATION AND SNOW FALL DEPTHS FOR THE TIMMINS AREA.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Temperature
Daily Average (°C)	-17.5	-14.4	-7.7	1.2	9.6	14.7	17.4	15.7	10.3	4.2	-4	-13.2	1.3
Daily Maximum (°C)	-11	-7.5	-0.9	7.6	16.6	21.7	24.2	22.3	16.1	8.9	0.1	-7.8	7.5
Daily Minimum (°C)	-23.9	-21.3	-14.5	-5.2	2.5	7.5	10.5	9.1	4.4	-0.6	-8.1	-18.7	-4.9

Precipiation
Rainfall (mm)	2.9	1.6	14.7	26.6	62.7	89.1	91.5	82	86.7	64	29.5	7	558.1
Snowfall (cm)	61.7	40.6	49.9	27.5	6.7	0.4	0	0	1.6	14	45.7	65.4	313.4
Precipitation (mm)	53.9	36.6	59.4	52.8	69.2	89.4	91.5	82	88.3	76.8	69.6	61.9	831.3
Average Snow Depth (cm)	58	66	58	25	1	0	0	0	0	0	7	29	20

Local lakes will start to freeze over approximately mid November, and breakup will take place in early to mid May.  Work can be carried out on the Property twelve months a year.

5.3.0: LOCAL RESOURCES AND INFRASTRUCTURE

The City of Timmins with an area of 3,210 square kilometres and a population of 42,455 (2006 Census) has and economic base dominated by the mining and logging industries. The area is serviced from

Toronto via Highways 400, 69 to Sudbury; and Highway 144 to Timmins; or Highway 11 from Barrie to Matheson and 101 westward to Timmins.  The Victor M. Power Airport has scheduled service provided by Air Canada Jazz, Bearskin Airlines and Air Creebec.  Porter Airways provide air service between Timmins and Toronto Island airport.  The Timmins District Hospital is a major referral health care centre for northeastern Ontario.

The Property is situated south of Highways 101 and East of Highway 144 and is in close proximity to the main hydro grid transmission line.  An experienced mining labour pool is accessible in the Timmins area.  The property is of sufficient geographic size, aggregate availability and water supply to support the building of local mining infrastructure.

Lake Shore Gold Corp.’s Timmins Mine infrastructure is situated approximately four (4) kilometres to the northward of the centre of the Gold River property. To the best of the authors’ knowledge, there are sufficient surface rights, a willing labour pool, and readily available infrastructure to carry on a mining operation.

5.4.0: PHYSIOGRAPHY

The Property generally exhibits low to moderate relief between 276 metres and 334 metres above mean sea level (“AMSL”).  A base elevation at the junction of Highways 144 and 101 is approximately 312 metres AMSL.  Two peak elevations situated near UTM co-ordinates 461,655m east / 5,354,975m north, and 458,940m east / 5,356,800m north both rising to an elevation of 334 metres above mean sea level.  The elevation of the Tatachikapika River (historically known as the Lost or Redsucker River) ranges from 305 at the south property boundary to 297 m AMSL on the north property boundary. The elevation of the northerly flowing Mattagami River along the eastern most portion of the property is 276m AMSL.  Outcrop exposure is less than one (1) percent.  Figure 5.4.1 illustrates the claim boundary of the Gold River property, the boundary of Thorneloe and Bristol townships, draped over a landsat panchromatic image of the area.

The continental climate and the location on the Canadian Shield give rise to a plant hardiness zone 2a which supports the following boreal forest tree species and a timber, pulp and paper industry.  In no particular order of significance local trees species include: American Mountain-Ash (Sorbus Americana), Balsam Fir (Abies Balsamea), Black Spruce (Pincea Mariana), Eastern White Cedar (Thuja Occidentalis), Eastern White Pine (Pinus Strobus), Jack Pine (Pinus Banksiana), Pin Cherry (Prunus Pensylvanica), Red Pine (Pinus Resinosa), Tamarack (Larix Laricina), Trembling Aspen (Populus Tremuloides), White Birch (Betula Papyrifera) and White Spruce (Pincea Glauca).

(http://www.mnr.gov.on.ca/en/Business/ClimateChange/2ColumnSubPage/268124.html)

Hawley, J.E., (1926) points out that a large part of Ogden, Bristol and Carscallen townships were swept by several forest fires dating back to 1911.

FIGURE 5.4.1: PHYSIOGRAPHY MAP

456000
460000
464000
468000
5364000
5360000
5356000
TURNBULL
GODFREY
MOUNTJOY
CARSCALLEN
BRISTOL TWP
OGDEN
DENTON
THORNELOE
PRICE
101
144
N
Lake Shore Gold
Timmins Mine
Gold River
Claim Boundary
Projection:
UTM NAD83 Zone 17N
Landsat 10 meter
Panchromatic Image
Legend
Power Transmission Line
Primary Roads
Gold River Property
Township Boundary
LAKE SHORE
GOLD CORP.
GOLD RIVER PROPERTY
PHYSIOGRAPHY
Date: January, 2012
Name: JG
0 1 2
Kilometers

6.0: HISTORY

6.1.0: PRIOR OWNERSHIP

Between the years 1992 and 2002 Band-Ore Resources Limited was able to attain ownership of one hundred ninety (190) claims, three hundred eighty (380) claim units for six thousand eighty (6,080) hectares within Bristol, Thorneloe, Carscallen and Denton townships. The detail of underlying agreements and royalties are described in the portion of Item 4, “Property Description and Location, titled Recent Ownership History and Underlying Agreements”.  During the mid 1980’s Esso Minerals Canada/Esso Resources Canada Limited (“Esso”) and partners completed a successful exploration program of geology, geophysics overburden and diamond drilling. Discovered were new gold occurrences, the most significant to the Gold River property was the Kapika Zone.  Band-Ore’s exploration programs continued to outline and define gold mineralization in the areas of previous Esso’s diamond drilling as well as in areas of geophysical anomaly target testing.  Field, line cut grids covered the property, ground magnetometer and Induced Polarization surveys were completed across the property.  A total of three airborne geophysical surveys were completed.  The results of the Band-Ore’s exploration programs are well described by Mr. G. Cavey’s reports filed on SEDAR (2002, 2004, 2006).  In September of 2006 Band-Ore Resources Limited and Sydney Resources Corporation amalgamated and formed West Timmins Mining Inc.  As the result of the terms of a business combination agreement between West Timmins Mining Inc. and Lake Shore Gold Corp., West Timmins Mining Inc. became a wholly owned subsidiary of Lake Shore Gold Corp.

The Property discussed in this report is a portion of the former Band-Ore’s “Thorne” property.  This report includes ninety-five (95) unpatented mineral claims, one hundred forty-five (145) claim units covering an approximate area of two thousand three hundred twenty (2,320) hectares located within Thorneloe township.

6.2.0: GENERAL HISTORY

The discovery of gold in Bristol township on the McAuley-Brydge property (currently Lake Shore’s Timmins Mine property) occurred in 1911.  The 1912 geology map (ARM-21a) by A.G. Burrows and W.R. Rogers illustrated three claims (TC 612, TC613, TC614) at the McAuley-Brydge occurrence plus four claims west of the Rusk occurrence (HR 1187, HR1188, HR1189 and HR1191).  Map ARM-21a illustrates only one patented claim in the Gold River mineralized trend area. Claim HR 1257, straddles Tatachikapika River which divides the Gold River West from the Gold River East mineralized zones. At that time, a small cluster of claims surrounded the power dam at Wawaitin Falls flooding the Mattagami River and forming Kenogamissi Lake.  Access to the Tatachikapika River was via a couple of portages west from Kenogamissi Lake.

The 1911 fire storms swept large parts of Carscallen, Bristol and Ogden townships.  The surface plants at Hollinger, Dome, West Dome, Vipond, Standard, Preston, East Dome, North Dome, were entirely destroyed.  South Porcupine, parts of Pottsville and the North Part of Porcupine were also destroyed. (Burrows, A.G., 1915, Hawley, J.E., 1926).

Niven’s 1899 baseline forms the northern boundary of Bristol township with Godfrey township.  Access to the Thunder Creek and Gold River Project areas was limited in the early 1900’s to: a winter road from Mattagami Heights (Timmins) north and west of the Mattagami River; river access to Bristol Landing situated on township boundary of Bristol and Ogden; and a wagon road across Bristol township passing Lake Shore Gold Corp.’s Timmins West Mine. The Mattagami River provided access to Thorneloe township and the Wawaitin Falls area.  The river at Wawaitin Falls had a 35 metre (116 feet) descent and was dammed giving rise to Mattagami Lake and a hydro power generating facility to supply a portion of the Hollinger Mine power requirements.  The transmission line and tote road would provide access to Thorneloe and the south-eastern portion of Bristol townships.

Historical geological reports and mapping completed by the Ontario government geological agencies, and co-sponsored Federal initiatives for the Thorneloe — Bristol townships area include the following:

1926	J.E. Hawley, ARM35G, The townships of Carscallen, Bristol, Ogden, District of Cochrane, Ontario, Annual Report Map;
1927	J.E. Hawley, ARM35-06.001, Geology of Ogden, Bristol, and Carscallen townships, Cochrane District, Annual Report Volume;
1957	S.A. Ferguson, M1957-07, Bristol township, District of Cochrane, Map 1900 Series;
1959	S.A. Ferguson, ARV66-07, Geology of Bristol township, Annual Report Volume;
1959	S.A. Ferguson, W.D. Harding, P0029, Thorneloe township, Map P Series;
1980	C.M Tucker, D. Sharpe, P2360, Geological Series, Quaternary geology of the Timmins Area, District of Cochrane, Map P Series;
1982	D.R. Pyke, M2455, Timmins, Precambrian Geology, Map, 2000 Series;
1982	A.G. Choudhry, P2502, Geological Series, Precambrian geology of Thorneloe township, District of Cochrane, Map P Series;
1989	A.G. Choudhry, OFR5699, The Geology of Keefer, Denton and Thorneloe townships, District of Cochrane, Open File Report;
1992	T.C. Barrie, OFR5829, Geology of the Kamiskotia Area, Open File Report;
2000	T.C. Barrie, P3396, Geology of the Kamiskotia Area, Map P Series;
2000	T.C. Barrie, S059, Geology of the Kamiskotia Area, Study, Geological Circular;
2001	C.M Tucker, J.A. Richard, Geological Series, Quaternary Geology of the Dana Lake Area, Cochrane, Timiskaming area, Map P Series;
2001	C.M Tucker, J.A. Richard, M2660, Quaternary Geology of Dana Lake Area, Map, 2000 Series;
2001	C.M Tucker, J.A. Richard, M2662 Quaternary Geology of Timmins Area, Map, 2000 Series;
2001	C. Vaillancourt, C.L. Pickett, E.R. Dinel, P3436, Precambrian Geology, Timmins West, Bristol and Ogden townships, Map P Series;
2002	P.H. Thompson, OFR6101, Toward a New Metamorphic Framework for Gold Exploration in the Timmins Area, Central Abitibi Greenstone Belt, Open File Report;
2005	B. Hathway, G. Hudak, M.A. Hamilton, OFR6155, Geological Setting of Volcanogenic Massive Sulphide Mineralization in the Kamiskotia Area, Discovery Abitibi Initiative;
2005	J. Ayer et al., OFR6154, Overview of Results from the Greenstone Architecture Project, Discover Abitibi Initiative;
2005	Mrd186, Integrated GIS Compilation of Geospatial Data for the Abitibi Greenstone Belt, North-eastern Ontario, Discovery Abitibi Initiative.

Historical “T-Files” assessment reports have been reviewed at the Ministry of Northern Development and Mines’ (“MNDM”) office at the Ontario Government Complex, Highway 101 East, Timmins (Porcupine), Ontario. From the internet OGS Earth (Google Earth link) and Assessment File Research Imaging (“AFRI”) at: www.geologyontario.mndm.gov.on.ca have also been reviewed.  Table 6.2.1 list the AFRI report files that contribute to the geological knowledge and interpretation of the Gold River property, and surrounding area. Recently submitted assessment files for this area have not been scanned into the AFRI system.

TABLE 6.2.1:  LIST OF “AFRI” REPORTS FOR THE GOLD RIVER PROPERTY AND SURROUNDING AREA.

YEAR	AFRI NUMBER	COMPANY	WORK TYPE/SURVEYS

1947	42A05SE0098	Gertie Gold Syndicate	Magnetometer
1951	42A05SE0091	Dominion Gulf Company	Diamond Drilling
1951	42A05SE0097	Dominion Gulf Company	Magnetometer
1961	42A05SE0094	Hollinger Con. Gold Mines Ltd.	Diamond Drilling
1961	42A05SE0096	Hollinger Con. Gold Mines Ltd.	Magnetometer & EM
1962	42A05SE0092	Hollinger Con. Gold Mines Ltd.	Diamond Drilling
1962	42A05SE0093	Hollinger Con. Gold Mines Ltd.	Diamond Drilling
1962	42A06SW0081	W. Rainboth	Diamond Drilling
1966	42A05SE0083	Acme Gas & Oil Co. Ltd.	Airborne EM Survey
1974	42A06SW0106	Jacomo Mines Ltd.	Interpretation, Geophysics
1974	42A06SW0108	Jacomo Mines Ltd.	Magnetometer & EM
1975	42A05SE0089	Jacomo Mines Ltd.	Diamond Drilling
1975	42A06SW0107	Jacomo Mines Ltd.	Other
1980	42A06SW8596	Dale Pyke	Magnetometer & EM
1981	42A05SE0077	Preussag Canada Ltd.	Diamond Drilling
1981	42A06SW0108	Dale Pyke	Overburden Drilling
1983	42A06SW0100	Kerr Addison Mines Ltd.	Magnetometer, VLF, Drilling
1983	42A06SW0105	Kerr Addison Mines Ltd.	Diamond Drilling
1984	42A05SE0010	Noranda Exploration Co. Ltd. (NPL)	Overburden Drilling, Geochem.
1984	42A05SE0072	Esso Minerals Canada	Overburden Drilling, Geochem.
1984	42A05SE0074	Esso Minerals Canada	Geology
1984	42A05SE0075	Esso Minerals Canada	Magnetometer & EM
1984	42A06SW0098	Comstate Resources Ltd.	Geology, Interpretation
1985	42A05SE0023	Esso Resources Canada Ltd.	Diamond Drilling
1985	42A05SE0065	Esso Resources Canada Ltd.	Diamond Drilling
1985	42A05SE0067	Esso Minerals Canada	Geology
1985	42A05SE0070	Esso Minerals Canada	Geochemical
1986	42A05SE0068	Falconbridge Ltd.	Diamond Drilling
1986	42A05SE2181	Esso Resources Canada Ltd.	Diamond Drilling
1986	42A05SE0064	Falconbridge Ltd.	Diamond Drilling
1986	42A06SW0094	Falconbridge Mines Ltd.	Induced Polarization
1986-7	42A05SE0057	Esso Minerals/Torogold Resources Inc.	Geology, Interpretation
1987	42A05SE0061	Esso Minerals Canada	Diamond Drilling
1987	42A05SE0062	Esso Resources Canada Ltd	Diamond Drilling
1987	42A06SW0093	Comstate Resources Ltd.	Geochemical

1987-8	42A05SE0056	Esso Minerals Canada	Diamond Drilling
1987-8	42A06SW0092	Esso Resources Canada Ltd	Diamond Drilling
1988	42A05SE0056	Esso Minerals Canada	Diamond Drilling
1988	42A06NW0317	Esso Minerals Canada	Magnetometer
1988	42A06SW0091	Esso Resources Canada Ltd	Diamond Drilling
1989	42A05SE0058	J. Croxall	Diamond Drilling
1993	42A05SE8651	Band-Ore Resources Ltd.	Diamond Drilling
1993	42A06SW2005	Black Pearl Minerals Inc.	Diamond Drilling
1994	42A05NE0081	Noranda Exploration Co. Ltd. (NPL)	Gridding, Magnetometer
1994	42A05NE0083	Noranda Exploration Co. Ltd. (NPL)	Gridding, Induced Polarization
1995	42A05SE0005	Band-Ore Resources Ltd.	Diamond Drilling
1995	42A05SE0006	Band-Ore Resources Ltd.	Diamond Drilling
1995	42A05SE0009	Band-Ore Resources Ltd.	Drill Core Submission
1995	42A05SE0014	Band-Ore Resources Ltd.	Gridding, Induced Polarization
1995	42A05SE0015	Band-Ore Resources Ltd.	Diamond Drilling, Interpretation
1996	42A05SE0038	Band-Ore Resources Ltd.	Diamond Drilling
1996	42A06NW0042	Band-Ore Res./Sedex Mining Corp.	Diamond Drilling
1996-7	42A06SW0025	Band-Ore Resources Ltd.	Gridding, Magnetometer, I P
1997	42A05SE0039	Black Pearl Minerals Inc.	Diamond Drilling
1998	42A06SW2006	Band-Ore Resources Ltd.	Diamond Drilling
2001	42A06SW2013	Jean-Claude Bonhomme	Diamond Drilling
2003	42A05SE2022	Band-Ore Resources Ltd.	Diamond Drilling
2003	42A05SE2026	Band-Ore Resources Ltd.	Diamond Drilling
2003	42A06NW2039	Porcupine Joint Venture	Airborne Magnetometer

From the AFRI report significant highlights that pertain to the property discussed in this report are tabulated in Table 6.2.2.

TABLE 6.2.2: GOLD RIVER PROPERTY SIGNIFICANT HISTORICAL WORK

YEAR	COMPANY	EXPLORATION ACTIVITY

1947	Gertie Gold Syndicate	geological mapping, 3 diamond drill holes (361m)
1958-1967	Hollinger Gold Mines	geophysical surveys (magnetic, VLF-EM), diamond drilling of 19 drill holes (2766m) in Thorneloe township
1981	Preussag Camada Limited	geophysical surveys (magnetic, VLF-EM, HLEM) geological mapping, and diamond drilling 11 holes (723m)
1984-1985	J. Croxall, Noranda Exploration Company Limited NPL	linecutting, Induced Polarization, magnetic surveys, 16 reverse circulation holes
1985-1988	Esso Minerals Canada

geophysical surveys (magnetic, Induced Polarization HLEM), 7 reverse circulation holes, 54 diamond drill holes (11,879m), and a non compliant 43-101 resource estimate containing 292,228 tons grading 0.072 ounces per ton gold (2.45 g/tonne gold)

1987	J. Croxall, Highwood Resources Ltd.	4 diamond drill holes (400m)
1989	J. Croxall, Mintek Resources	surface stripping, geophysical surveys (magnetic,

VLF-EM), 1 diamond drill hole (300m)
1992	Band-Ore Resources Ltd.	option of single claim from J. Croxall
1993	Band-Ore Resources Ltd	additional ground acquisition 1 diamond drill hole (TC-93-1)(155m)
1994	Band-Ore Resources Ltd.	additional ground acquisition, geophysical survey (magnetics)
1995	Band-Ore Resources Ltd.	line cutting and Induced Polarization geophysical survey
1996	Band-Ore Resources Ltd.	Golden River Zone Discovery Drill Hole (TH-96-9) Returned 4.18 g/tonne Au over 6.5m
2002	Band-Ore Resource Ltd.	linecutting, ground magnetic and IP geophysical surveys
2003	Band-Ore Resources Ltd.	Terra Quest Airborne Magnetic Survey, 1378 line Km

Between the years 1992 and 2006 Band-Ore Resources Limited completed the drilling of 445 diamond drill holes for a total of 126,969 metres.  As diamond drilling continues the interpretation of geology evolves and the nomenclature for zone designation changes.

6.3.0: HISTORICAL RESOURCE ESTIMATES

Two historical tonnes and grade estimations have been made for mineral occurrences located on the property.  Reported in 1988 (AFRI file 42A05SE0052) Esso completed a preliminary non compliant NI 43-101 estimate using drill intercepts from 14 holes (T 11-15, 28, 29, 35-50).  The Estimate calculated the Main Discovery Zone (Kapika Zone) to contain 292,228 tons grading 0.072 ounces per ton (2.45 grams per tonne) gold to a depth of 200 metres.  This Estimate is presented as an historical description of a new discovery (1988).  Given the significance of all diamond drilling and gold assay results to the present date, the Esso Estimate is no longer valid.

Approximately ten years later Band-Ore commissioned Mr. Joe Spiteri and Spiteri Geological and Mining Consultants Inc. (“SGM”) to review all drilling to date, and to generate a mineral resource of the “Golden River Zones”.  The following is quoted from Mr. Cavey’s March 30, 2006 technical report.

“Summary Geological Report On The Thorne Property, Bristol, Carscallen, Denton and Thorneloe townships, Porcupine Mining Division, Ontario, for Band-Ore Resources Limited.”  “The following are the “Methodology, Criteria and Assumptions” from the July 3rd, 1997 SGM report that were used by Spiteri for his mineral resource estimations.  Band-Ore has not completed an additional drilling in the area of the resource so this report (Cavey, 2006) will not change the Spiteri estimation discussed in the June 30, 2002 OreQuest report.  The following disclosure is a summary of the Spiteri work as described in the June 2002 report.

The Inferred Mineral Resource Estimate on the Golden River Zones was estimated by Joe Spiteri, in July 1997 based on the extensive Band-Ore drilling.

The current Resource Estimate stands at 4,154,096 tonnes grading 3.33 g/t for a total of 13,824,385 grams gold (444,471 troy ounces) and was estimated in detail for internal purposes only. Mr. Spiteri has supplied the company with a letter dated June 28, 2002 where he has stated:  “In summary, the inferred resources estimated in 1997-98 on the Thorne Property totaling approximately 4 million tonnes of 3 g/t for about 400,000 contained gold ounces qualifies as a “Inferred Resource” under the Guidelines of NI 43-101”

Mr. Spiteri has stated for reporting purposes, he recommends using the rounded figure of approximately 4 million tonnes of 3 g/t for about 400,000 contained gold ounces as the Inferred Resource for the Thorne mineralization to reflect the normal uncertainties in an Inferred Resource.

The Spiteri resource estimation was derived from a total of 13 separate zones all located with the Golden River Deformation Zone (GRDZ). A detailed tonnage and grade estimation of each zone, is contained in the June 30, 2002 OreQuest report (Cavey 2002) and will not be repeated in this report. The area with the inferred resources was not drill tested in the 2004 drilling program.” (Cavey, 2006)

Mr. Spiteri’s 1997 estimate of the mineralization and zones is currently dated due to the increased number of diamond drill holes completed on the property and in the area SGM’s mineralization area blocks since 1997.

No gold production has taken place from this property.

7.0: GEOLOGICAL SETTING AND MINERALIZATION

7.1.0: GENERAL GEOLOGICAL SETTING

The earliest reports of the geology for the Timmins area are from Ontario government geologists: Burrows (1910, 1911, 1912), Hawley (1926), Rose (1924), Berry (1941), Ferguson (1957, 1968) and Pyke (1982), supplemented by contributions from Brisbin (1997), Grey, (1994), Melnik-Proud (1992) and van Hees (2000) for their Doctor of Philosophy degrees.  Described in these documents are the contributions made by government and mine geologists which detail the evolution of the stratigraphic understanding for the Porcupine Gold Camp.  Highlighted herein is a sequential summary of significant observations and interpretations.

1896

Burwash assigned Precambrian volcanic and sedimentary rocks of the Timmins area to Huronian defined by Logan in 1847.

1911, 1912, 1915, 1925

Geological mapping by Burrows, produces the first geological map of the Porcupine Camp and he makes his stratigraphic nomenclature consistent with relationships observed by Lawson (1913) for Lake of the Woods, as well as Miller and Knight (1915) in the Lake Timiskaming area.

1925

Burrows established that younger Timiskaming Series of metasedimentary rocks unconformably overly the Keewatin Series volcanic rocks.  He identified porphyry dykes and stocks and granitoid plutons in the surrounding area as being Algoman, and post Timiskaming.  The observation that Keweenawan olivine diabase dykes crosscut Matachewan quartz diabase was made at this time.

1933,

Graton et al., proposed a subdivision for Keewatin volcanic rocks in Tisdale township.  The subdivision included, from oldest to youngest, the Northern, McIntyre, Central, Vipond, and Gold Centre Series. The name “99 Flow” was applied to a massive flow at the base of the Vipond Series.

1936, 1939

Hurst noted metasedimentary rocks in the Timmins area occur both overlying and underlying an angular unconformity.  He places the rocks above the unconformity into the Timiskaming Series and assigns the metasedimentary rocks below the unconformity to the Keewatin Series. Porphyries are interpreted to be subvolcanic stocks emplaced into volcanic vents from which the felsic volcaniclastics were erupted.

1944

Holmes interpreted the porphyries to post date Keewatin volcanic rocks and Timiskaming metasedimentary rocks.

1948

Jones, while working at the Hollinger Mine, presented a more detailed classification modified after Graton (1933).  Jones introduced the alphanumeric names to the lithological units (e.g. V8E); gave formation status to the Northern, Central, and Vipond Series; and renamed the “McIntyre Series” the “95”, assigning the flows to the base of the Central Formation.

1948

Buffam adapts Jones’ Hollinger Mine terminology at the Moneta Mine and adds the term Krist Fragmental and describes the unconformity at the base of the Krist that separates it from the Tisdale Group mafic volcanic flows.

1948

Dunbar distinguishes two groups of Keewatin volcanic rocks in the Timmins area and names them Deloro Group and Tisdale Group.  He discriminates the Krist Formation from the underlying Tisdale Group and places it into the Hoyle Series.

1954

Moore included the Krist Formation with the Timiskaming Group and placed the unconformity between Keewatin and Timiskaming rocks at the base of the Krist. Burrows (1911) was first to presented this interpretation.

1954

Fuse applied Jones’ (1948) terminology of the Tisdale Group to rocks exposed at the McIntyre Mine.

1960

Griffis, at the McIntyre Mine, establishes the most detailed subdivision of the Tisdale Group.

1968

Ferguson et al., attempt to correlate the stratigraphy of the Timmins Camp.  They assign the Krist Fragmental to the uppermost formation in the Tisdale.

1974

Pyke subdivided the Deloro and Tisdale Groups, based upon major oxide geochemical classification of volcanic rocks as per Jensen’s cation plot (Jensen, 1976) His nomenclature divided the two groups into six formations. Numbers I through III are within the Deloro Group and numbers IV through VI are within the Tisdale Group.  The Deloro is largely a calc-alkaline sequence approximately 14760 to 16400 feet (4,500 to 5,000 metres) thick and is comprised mainly of flows of andesite and basalt in the lower part, and dacitic flows and rhyolitic pyroclastic rocks toward the top.  Iron formation is common at or near the top of the group.  Most of the Deloro Group is confined to a large domal structure in the east central part of the area.  A major change in volcanism marks the beginning of the Tisdale Group.  The base formation consists largely of ultramafic volcanic rocks and basaltic komatiites.  This in turn is overlain by a thick sequence of tholeiitic basalt.  The uppermost formation is largely volcaniclastic and has a calc-alkaline dacite composition.  The total thickness of the Tisdale Group is about 13,120 feet (4,000 metres), (Pyke, 1974).

1975

Lorsong subdivided the Porcupine Group into Whitney, Beatty, Dome and Three Nations Formations.

1976

Pyke renamed the six formations from youngest as Donut Lake, Redstone, Boomerang, Goose Lake, Schumacher and Krist.  He assigns all metasedimentary rocks to Formation VII, the sole unit of the Porcupine Group, which he considers to be a time equivalent, or the upper Deloro and the entire Tisdale Groups.

1978

Pyke renamed the Tisdale and Deloro Groups the Upper and Lower subgroups and raised formations I through VI to group status.  This terminology did not receive acceptance with subsequent workers (Brisbin, 1997)

1986

(Frarey and Krough), 1987 (Mortensen), 1989 (Corfu et al) post U-Pb zircon age dates for intrusives and selected volcanics in the Timmins area.

1988

Mason et al., suggested that the highly fractured centers that hydrothermal fluids and gold mineralization subsequently accessed where prepared at the time of porphyry emplacement.  Fracturing and brittle faulting generated prior to porphyry intrusion during one or more magmatic tumescence.  The eruption of Krist Formation pyroclastic rocks and Keewatin folding and faulting, may have initiated ground preparation and localized magmatic and hydrothermal activity.

1991

Jackson and Fyon defined a lithostratigraphic association of rock units in the Western Abitibi Subprovince within the boundaries of 55 tectonic assemblages. An assemblage is defined as stratified volcanic and/or sedimentary rock units built during a discrete interval of time in a common depositional or volcanic setting.  They suggest a four stage evolutionary model for the southern Abitibi greenstone belt. 1) Formation of submarine oceanic assemblages in regional complex micro-plate interactions perhaps caught between two larger converging plates located north and south of the micro-plate region.  2) Termination of submarine volcanism by collision of a large continental mass to the south at ~2700 Ma.  The collision may have been oblique, involving the 2800 to 3000 million year old Minnesota River Valley gneiss terrane.  3) Tectonic thickening during collision led to emergent sediment source area(s) for post ~2700 Ma turbidite deposits, including both local deposits and a massive sedimentary accretionary wedge.  As collision continued, previously formed volcanic and turbidite deposits, including the Pontiac Subprovince were deformed.  Terminal subduction, possibly involving complex plate interactions at 2685 to 2675 Ma, generated alkalic volcanic rocks and alluvial—fluvial sediments in proximity to crustal—scale shear zones (Jackson and Fyon, 1991).

1992

Melnik-Proud interprets the gold bearing quartz-carbonate-albite veins to not only be spatially, but temporally and genetically associated with albite dykes in the Hollinger —McIntyre complex.

1997

Brisbin defines the Krist as a formation within the Hoyle Group.  He proposes and assigns a new lithostratigraphic unit termed the Hersey Lake Formation.  This unit is composed of intercalated ultramafic and mafic flows that comprise the base of the Tisdale Group in the core of the North Tisdale Anticline.  Correlative flows are exposed in the south, on the Delnite, Aunor, and Buffalo Ankerite mine properties.  The upper contact of the Hersey Lake Formation is defined as the upper contact of the highest ultramafic flow in the Tisdale Group (Brisbin, 1997).

1999

Pressacco, R., OFR5985, is published Ontario Geological Survey special Project: Timmins Ore Deposits Descriptions.

2000

Ayer et al., with the aid of additional re-mapping and geochronological data proposed a reinterpretation of the Tectonic Assemblages, reducing the 55 assemblages to 7 volcanic assemblages and 2 metasedimentary assemblages. Presently the assemblages are interpreted as autochthonous not allochthonous.  Geochemistry of the volcanic units indicates an interaction between plume and subduction zone melts.  The Porcupine assemblage is interpreted to be the result of submarine turbidite fans which are coeval with batholith emplacement, regional folding and collision with the Opatica Subprovince.  The Timiskaming assemblage is believed to be the result of subaerial alluvial fan-fluvial sedimentation associated with continental arc magmatism.

2002

The Discover Abitibi Initiative, Ayer et al., from 2002 to the 2005 has brought the talents of individuals, geologists, prospectors, the mining industry, the Ontario Geological Survey, and the Geological Survey of Canada to the Timmins - Kirkland Lake Gold Camps to assess the fundamental architecture and processes which were responsible for the gold and base metal endowment.  The products of this initiative have not been fully realized as the refined, higher resolution airborne geophysical electromagnetic and magnetic surveys, seismic survey, gravity survey, lithogeochemistry and additional age dating is providing tools that will modify historical interpretations.

7.2.0: REGIONAL GEOLOGY AND STRUCTURE

Supracrustal rocks in the Timmins region are assigned as members of nine (9) tectonic assemblages within the Western Abitibi Subprovince, of the Superior Province.  The seven volcanic and two sedimentary assemblages are of Archean age. Intrusions were emplaced during Archean and Proterozoic times.  Tectonic Assemblages of the Abitibi Subprovince, east of the Kapuskasing Structural Zone, are illustrated in Figure 7.2.1 after Ayer J.A., Dubé, B., and Trowell, N.F. (2009).  Table 7.2.1, is modified after Ayer (1999, 2000, 2003, 2005) and summarizes the characteristics of the assemblages, from youngest to oldest.

There is 80 Ma years time span between the volcanic eruption of the lower Pacaud assemblage (2750 Ma) to the sedimentation and volcanism of the upper Timiskaming assemblage (2670 Ma).  Each of the assemblages demonstrates a melt evolution from komatiitic or tholeiitic basalt, to felsic or calc-alkaline volcanics. In the Gold River area only the Deloro (2730 - 2724 Ma (6 Ma)), Kidd-Munro (2719 - 2711 Ma (8 Ma)), Tisdale (2710 - 2704 Ma (6 Ma)), Porcupine (2690 - 2685 Ma (5 Ma)), and Timiskaming assemblages (2676 - 2670 Ma (6 Ma)) are present. Revised age dates for the Porcupine assemblage indicate that the felsic volcanism of the Krist Formation is coeval with emplacement of calc-alkalic felsic porphyries in Timmins (2692+/-3 to 2688+/-2 Ma).

Figure 7.2.2: The Regional Geology Map, locates the Property relative to the regional geology.

Rhys (2010, 2011) has modified the regional structural history interpretation by adding an additional deformation period (D2) to the earlier folding preceding the Timiskaming assemblage. The interpretation demonstrates that there are at least two pre-Timiskaming fold events (D1 and D2), followed by two dominant syn-metamorphic, post-Timiskaming foliation forming events (D3 and D4) and two later crenulations cleavage (D5 and D6) (Rhys, 2010, 2011).

Regionally, deformation in the Timmins area is characterized by a sequence from early, pre metamorphic folds lacking axial planar cleavage (D1 and D2) to a series of syn-metamorphic, fabric —forming events, which overprint the earlier folds (D3 and D4 events).  The multi-phase Destor-Porcupine fault system passes across the southern portion of the property.  The fault system is a composite corridor of shear zones and faults that records at least two main stages of displacement: a) syn- Timiskaming (2680-2677 Ma) brittle faulting associated with truncation of early D1 and D2 folds, apparent sinistral displacement, and formation of half grabens that are locally filled with Timiskaming clastic sedimentary rocks; and b) syn-metamorphic D3-D4 formation of high strain zones over a broad corridor generally several hundred metres wide generally corresponding with, or developed south of, the trace of the older faults.  These shear zones record variable kinematic increments but are regionally dominated by sinistral with north side up displacements (Rhys, 2010).

FIGURE 7.2.1: TECTONIC ASSEMBLAGES OF THE ABITIBI SUBPROVINCE EAST OF THE KAPUSKASING STRUCTURAL ZONE (after Ayer, J.A., Dubé, B., Trowell, N.F.; NE Ontario Mines and Minerals Symposium, April 16, 2009)

TABLE 7.2.1: TECTONIC ASSEMBLAGES

Timiskaming Assemblage

•Unconformably deposited from 2676- 2670 Ma        (6 Ma)

•Conglomerate, sandstone, and alkalic volcanics

•Coeval Gold mineralization occurs near regional fault zones (PDF & CLLF)

Two end member types

1) Quartz veins (Timmins & Val d’Or)

2) Sulphide rich Stockworks (Holloway Twp., Kirkland Lake, Matachewan)

•Alkali Intrusive Complex (Thunder Creek) 2687+/-3 Ma (Barrie, 1992)

Porcupine Assemblage

•Age of 2690 - 2685 Ma        (5 Ma)

•Turbidites with minor conglomerates & iron formation locally

•Krist Formation is coeval with calc-alkalic felsic porphyries 2691+/-3 to 2688+/-2 Ma

Blake River Assemblage

Upper and Lower Units

•Age of 2703 - 2696 Ma        (7 Ma)

•Tholeiitic & Calc-alkaline mafic to felsic volcanics

•VMS deposits associated with F3 felsic volcanics at Noranda

•Syngenetic gold & base metals (Horne, Thompson Bousquet)

Tisdale Assemblage

•Age of 2710 - 2704 Ma        (6 Ma)

•Tholeiitic to komatiite suite

•Calc-alkaline suite

•VMS Deposit: Kamiskotia — tholeiitic volcanics, gabbros & F3 felsics

Val d’Or — calc-alkaline volcanics & F2 felsics

Sheraton township area — intermediate-felsic calc-alkaline volcanics

•Ni-Cu-PGE: Shaw Dome, Texmont, Bannockburn

Kidd-Munro Assemblage

•Age of 2719 - 2711 Ma        (8 Ma)

•Tholeiitic to komatiitic

•Calc-alkaline suite

•VMS deposit: F3 felsic volcanics & komatiites (Kidd Creek)

Tholeiitic-Komatiitic volcanism (Potter)

•Ni-Cu-PGE (Alexo)

Stoughton-Roquemaure Assemblage

•Age of about 2723 - 2720 Ma        (3 Ma)

•Magnesium and iron rich tholeiitic basalts

•Localized komatiites and felsic volcanics

•PGE mineralization in mafic-ultramafic intrusions and komatiites

(Mann & Boston townships)

Deloro Assemblage

•Age of about 2730 - 2724 Ma        (6 Ma)

•Mafic to felsic calc-alkaline volcanics

•Commonly capped by regionally extensive chemical sediments

•Two different types of VMS deposits

1) F2 felsic volcanics and synvolcanic intrusion (Normetal)

2) Localized sulfide-rich facies in regional oxide facies iron formations (Shunsby)

Pacaud Assemblage

•Age of 2750 — 2735 Ma        (15 Ma)

•Magnesium and iron rich tholeiitic basalt

•Localized komatiites and felsic volcanics

FIGURE 7.2.2: REGIONAL GEOLOGY MAP

Legend
Diabase
Granodiorite to Granite
Diorite + Granodiorite
Tonalite
Ultramafics (Undiferentiated)
Clastic Sediments
Metasedimentary Rocks
Chemical Sediments
Intermediate Volcanics
Felsic Volcanics
Mafic Volcanics
Ultramafic Volcanics
N
Kidd Creek
KAMKOTIA
JAMELAND
CANADIAN JAMIESON
BELL CREEK MINE
OWL CREEK
HOYLE POND MINE
PAMOUR
HALLNOR
BONETAL
BROULAN
MCINTYRE
HOLLINGER
MONETA
CROWN MINE
DOME
PAYMASTER
PRESTON
AUNOR
DELNITE
BUFFALO ANKERITE
DE SANTIS MINE
NAYBOB
LAKESHORE TIMMINS MINE
GOLD RIVER
PDFZ
655
101
KIDD TWP
HOYLE TWP
MOUNTJOY TWP
CODY TWP
SHAW TWP
ROBB TWP
Projection:
UTM NAD83 Zone 17N
Topographical data source:
Ontario Base Map (OBM)
Geology:
Modified from data source
OGS MRD 186
LAKE SHORE
GOLD CORP.
GOLD RIVER
REGIONAL GEOLOGY
Date: January, 2012
Name: JS
File: thorne_regional_geology_jan2012.mxd
0
5
10
Kilometers
450000
460000
470000
480000
490000
500000
5390000
5380000
5370000
5360000

7.3.0: PROPERTY GEOLOGY

Situated within the western portion of the Archean, Abitibi Greenstone Belt, regional geological maps show the Gold River property to be predominantly underlain by metamorphosed sedimentary rocks of the Porcupine assemblage.  The turbidite sequence consists predominantly of coarse to fine-grained sandstones, locally interbedded with siltstones, mudstones, and dark grey to black graphitic argillites.  Bedding generally strikes west-northwest, and is steeply dipping to the north.  The metasedimentary rock basin is bound to the north and west, by metavolcanic rocks of the Tisdale assemblage, and is bound to the east by the Mattagami fault.  The Destor-Porcupine Fault Zone (“DPFZ”), a major structural break, can be traced from the Quebec border, across the Porcupine Camp, and west to the Mattagami Fault, where an interpretation of aeromagnetic maps indicate a six-kilometre offset to the south.  The DPFZ can be extrapolated across the southern limits of the Property, in association with a narrow belt of metavolcanic rocks, intrusive rocks and metamorphosed iron formation.

Interpreted magnetic data in conjunction with diamond drilling has identified a subparallel structure referred to as the Gold River Shear Zone (“GRSZ”) approximately two (2) kilometres north of the DPFZ.  This gold-bearing structure is a deformation corridor defined by an intense zone of alteration that can be traced west-northwesterly for at least five (5) kilometres across the property, and is accompanied by numerous narrow metamorphosed felsic dykes, mafic to ultramafic volcanic rocks and intrusive rock units.  The gold mineralization along this shear zone is arbitrarily divided into the Gold River East and Gold River West Zones by the Tatachikapika River which runs essentially north-south across the middle of the property.  All Archean rock units are variably metamorphosed from greenschist to lower amphibolite facies.

Late diabase dykes of the Matachewan and Sudbury swarms cross-cut all geological units.  There high magnetic susceptibility allows them to be interpreted and traced using total field and fist vertical derivative results from airborne magnetic surveys.

Overburden in the area generally consists of about twenty-five (25) metres of sand, gravel and clay, and bedrock exposure is limited to a few outcrops exposed along the Tatachikapika River banks, and near the property boundary to the southeast, nearing Kenogamissi Lake and Wawaitin Falls.  The Property geology has been almost exclusively interpreted from diamond drill logs provided by Esso Minerals Canada (MacPherson, 1987), Band-Ore Resources (Cavey, 2002, 2003, 2004 and 2006) West Timmins Mining and Lake Shore Gold.  A meticulous lithologic and structural examination by David Rhys (Panterra Geoservices Inc.) of drill core from 32 holes completed by Lake Shore Gold Corp. targeting the east side of the GRSZ and examination of outcrops along the Tatachikapika River has provided an understanding on the geological setting and controls on gold mineralization.  Information has also been provided from an independent petrography and SEM microscopy study completed on 16 selected core samples (Miller, 2011). A detailed geology map of the property utilizing this new information, surface outcrops, and all structural and diamond drilling data still needs to be completed.

Figures 7.3.1: Property Geology, Figure 7.3.2 East Deposit Geology Map, Figure 7.3.3 Generalized Cross —Section 4602920 East, and Figure 7.3.4: 3D View of the Resource Outline Looking to the Northeast illustrates the current interpreted, generalized geology, structure and mineralization trends.

7.3.1: LITHOLOGY

The following overview of the property geology along the Gold River East Trend is provided from excerpts summarizing observations and notations made by David Rhys, of Panterra Geoservices Inc.  Appendix 7 includes a series of photos to accompany this section, courtesy of Mr. Rhys.  Historical drill core from the west side of the property has not been reviewed, but drill logs examined by Lake Shore Gold Corp geologists suggest that the geological setting is reasonably similar.

17.3.1.1: PORCUPINE METASEDIMENTARY ROCK UNITS

The Porcupine metasedimentary rocks located north of the Gold River Shear Zone (“GRSZ”) consist dominantly of medium to coarse-grained greywacke or arkosic sandstones.  Graded bedding suggests that this portion of the sequence is northerly facing.  Low core axis angles of bedding in drill holes suggests that the sequence here has a southerly dip, and may be discordant to and truncated by the generally steeply dipping to vertical Gold River Shear Zone (where not affected by late folding) (Rhys, 2011b).

17.3.1.2: METAMORPHOSED MAFIC VOLCANIC ROCKS UNIT

The GRSZ forms a 300 to 400 metres wide zone of elevated strain and alteration (Rhys, 2011a).  Highest strain domains, forming the central axis of the Gold River Shear Zone, occur along the margins of, and are coincident with the position of a mafic unit which trends overall east-west and dips sub-vertically, parallel to the shear zone.  The mafic unit is typically 50 to 90m thick (true thickness) in the drill holes which were examined.  Where least strained and freshest (least altered) in its central core, the mafic unit varies in texture from gabbroic, to fine grained and aphanitic, the latter potentially of flow origin.  Locally the unit may be talcose, and could therefore include an ultramafic component.  The mafic unit was logged previously as “mafic tuff” in Band-Ore drill logs, and has not been recognized in many recent drill holes.  While present in most areas examined, locally the mafic unit is significantly tectonically thinned and may be cut out by the Gold River Shear Zone leaving a Fe-carbonate altered band in the core of the shear zone in its structural position.  The textural variation in the mafic unit and its position in the Porcupine Assemblage suggest it may represent a thrust sliver of Tisdale Assemblage mafic volcanic rocks that was emplaced during thin-skinned D2 thrust imbrication and folding in the area.  Such patterns are commonly seen in the eastern Porcupine camp, where slivers of Tisdale mafic volcanic rocks are tectonically interleaved with south facing wedges of Porcupine turbiditic sediments (e.g. Vogel-Owl Creek — Hoyle Pond area).  These slivers in the eastern camp area form fingers of mafic-ultramafic volcanic rocks that extend into the sedimentary sequence, along which shear zones and associated gold mineralization are locally developed (Rhys, 2011b).  The mafic unit, which is roughly coincident with the GRSZ, locally has an elevated magnetic signature and can be traced across the eastern half of the property at least up to the Tatachikapika River, west of the Kapika Zone.

7.3.1.3: POLYLITHIC MAFIC METACONGLOMERATE ROCK UNIT

South of the mafic unit, a polylithic mafic metaconglomerate is sometimes recognized.  This fragmental unit is 1 to 20 metres thick and comprises 0.5 to 10 centimetres sub-angular to rounded fragments of clast-supported fine-grained mafic volcanic rocks and fine-grained felsic (quartz-plagioclase phyric to porphyritic) intrusive or volcanic fragments set in a chloritic matrix.  The abundance of mafic fragments and probable mafic derived chloritic matrix suggest in-situ formation derived from the mafic volcanic sequence, possibly as an unconformity conglomerate or breccia at the base of the Porcupine Assemblage.  Felsic metavolcanic rock fragments in the unit are consistent with this relationship since these could be derived from Krist-related felsic volcanic rocks. Krist volcanism marks the onset of Porcupine Assemblage sedimentation in the region and commonly forms a basal felsic volcanic component to lowermost portions of the Porcupine Assemblage in western parts of the Porcupine Camp (Rhys, 2011b).  Samples collected by Lake Shore Gold Corp. from other lithologies and examined by Miller (2011) were also potentially assigned to the Krist Formation.

7.3.1.4: PEBBLY OR MUD CHIP METACONGLOMERATE ROCK UNIT

Further south of the GRSZ, the Porcupine turbidites become progressively more sandy, trend west-northwest and dip steeply, with dominating facing directions to the north (Rhys, 2011a).  One or more “pebbly or mud chip metaconglomerate” horizons are also present.  These units form steeply dipping, 2 to 15 metres wide marker horizons where present, forming a matrix supported coarse sand to fine pebble conglomerate that contains common mudstone, sandstone and felsic (?) volcanic clasts.  The conglomerate horizons are associated with, either containing or occurring adjacent to, arsenopyrite-bearing mineralized zones which locally follows parallel to them (Rhys, 2011b).

7.3.1.5: METAMORPHOSED QUARTZ AND QUARTZ-FELDSPAR PORPHYRY DYKES OR SILLS

Several narrow intrusions are present in the sedimentary sequence, and are predominantly emplaced south of the “mafic unit” which lies at the core of the GRSZ.  All of these intrusive types are pre-mineralization in timing as they are affected by alteration, high strains, and often overprinted by sulphide mineralization and quartz veins (Rhys, 2011b).

The most common intrusions consist of quartz and quartz-feldspar porphyry dykes or sills, generally 1 to 2 metres wide, up to 10-15 metres across.  These intrusions are generally emplaced 100 to 200 metres south of the mafic unit which lies at the core the GRSZ.  They are generally not as altered and deformed as some of the surrounding sediments, and may be mineralized by pyrite, but they generally do not carry any gold.  The quartz and plagioclase phenocrysts and glomeroporphyritic aggregates are set within a fine-grained and light grey quartzofeldspathic groundmass; the quartz textures being displayed (scalloped grain edges and inclusions) are indicative of quartz resorption which suggests high-level to subvolcanic mode of emplacement (Miller, 2011).  Based on their textures and mineralogy, they are probably part of the Pearl Lake (Krist) felsic igneous suite, and close in age with the turbidites sequence (Rhys, 2011b).

7.3.1.6: POTASSIUM FELDSPAR SYENITE INTRUSIVE ROCK UNIT

Minor reddish megacrystic K-feldspar syenites, sometimes logged as “trachyte” by Lake Shore Gold Corp., display sharp contacts, and occurs as narrow sills or dykes within the mafic unit.  The syenite dykes are probably syn-Timiskaming aged intrusions (2670-2675 Ma) that may be coeval with syenites present in the alkalic intrusive complex in the Timmins Mine area, which they closely resemble (Rhys, 2011b).  Other “syenitic intrusions” have commonly been reported in drill logs, particularly in the vicinity of the Kapika Zone, and further north in the Red Porphyry Zone.  Those units are generally described as peculiar “red magnetite-bearing porphyries”, light to medium orange-red in colour, variably deformed, sericitized and hematized, with very little remnants feldspar phenocrysts.  In many instances, these units are probably an altered equivalent of the quartz and/or quartz-feldspar porphyries (MacPherson, 1987), or appear to be misinterpreted lithologies, as a result of pinkish red hematization and possible albite alteration (Rhys, 2011a).

7.3.1.7: METAMORPHOSED MAFIC DYKES

Mafic dykes, and at least one irregular mafic intrusion up to tens of metres thick was identified by Rhys (2011a, b), within the east side of the GRSZ.  The intrusions are described as generally highly altered and strained, and display elongate, chlorite to fuchsite altered relict phenocrysts.  The dykes themselves are generally non-mineralized, but may have help in localizing the mineralization, as the enclosing turbidites are often better mineralized (Rhys, 2011a).

7.3.1.8: DIABASE DYKES

Proterozoic, north-trending diabase dykes of the Matachewan dyke swarm cross-cut all lithologies, and are clearly visible on the regional magnetic maps.  Another dyke trending northwesterly across the northeast corner of the property is believed to belong to the Sudbury dyke swarm.

FIGURE 7.3.1: PROPERTY GEOLOGY MAP

458000
460000
462000
464000
N
5356000
5354000
Kapika
East Deposit
West Deposit
PDFZ
PDFZ
Legend
Gold River Property
Mineralized Outline
Fault
Metasediments
Ultramafic Intrusive
Ultramafic Volcanics
Hypabyssal Rocks
Porphyritic Syenite
Chemical Sediments
Mafic Volcanics
Diabase
LAKE SHORE
GOLD CORP.
GOLD RIVER
PROPERTY GEOLOGY
Date: March, 2012
Name: JS, KB
File: thorne_property_geology_mar2012.mxd
0
0.6
1.2
Kilometers
Projection:
UTM NAD83 Zone 17N

FIGURE 7.3.2: EAST DEPOSIT GEOLOGY MAP, MODIFIED AFTER RHYS 2011

GOLDEN RIVER SHEAR ZONE
Kapika
East Deposit
Lithology Legend
Mafic unit
Altered Siltstone-Sandsone-Mudstone
Fresh Siltstone-Sandstone-Mudstone
Sandstone - dominant sediments
Mafic Conglomerate
Intense High Strain Zones
Albite-Chlorite-Sericite Alteration
Projected Mineralization Outline
Drill Hole Trace With Assay Histogram
metres
0
50
100
Geology after Rhys 2011
Lake Shore Gold Corp.
East Deposit
Surface +/- 50
Plan View
Date:21/3/2012
Author: BK
Office:
Drawing: Surface
March 2012
N
W
E
S

Figure 7.3.3:  GENERALIZED CROSS-SECTION 460920 EAST LOOKING WEST, MODIFIED AFTER RHYS 2011

Figure 7.3.4: 3D VIEW OF RESOURCE OUTLINE LOOKING TO THE NORTHEAST

Golden River Trend Deposits

West Deposit
Kapika
East Deposit
400m Level
459200.00
459400.00
459600.00
459800.00
460000.00
460200.00
460400.00
460600.00
460800.00
461000.00
461200.00
461400.00
461600.00
461800.00
462000.00
462200.00
9400.00
9600.00
5355400.00
5355200.00
N
0
200m

Lake Shore Gold Corp.

Gold River Trend

EAST AND WEST DEPOSITS

3D View - Looking Northeast

Date: 21/3/2012
Author: BK
Office:
Drawing: 3D LONG

March 2012

7.4.0: STRUCTURAL GEOLOGY

The structural history of the property is complex and problematic. The structures have not been adequately described, studied or placed in the context of the tectonics of the Porcupine Camp as recently described by Rhys or Bateman.  The approximate 9,112 hectares metasedimentary basin that host the Gold River mineralized zones is fault bound and structurally overprinted by several tectonic events. To the north of the Property is the Bristol Fault Deformation Zone trending east-west to southwest-northeast; in the east is the Mattagami River Fault, trending north-south; south of the mineralized zones is the westward extension of the Destor-Porcupine Deformation Zone, trending east-west; and in the west is the Thunder Creek Deformation Zone trending north northeast- south-southwest.

In January of 2007, West Timmins Mining Inc. commissioned Caracle Creek International Consulting Inc., to prepare a Summary Structural Report of the Thorne Golden Property.  Stephen Wetherup, P.Geo. visited the site and collected geological and structural data from drill core and known outcrops within the gold mineralized zones of Golden River West, No. 14, Kapika, and Golden River East.  Sixteen core samples selected by Lake Shore in 2010 were also sent to Dr. Alan Miller for a petrographic study, and structural interpretation.  David Rhys, of Panterra Geoservices Inc. examined of 2 drill holes in 2010, and 30 drill holes from four cross-sections located on the Gold River East Zones in 2011, followed by a brief examination of 2 outcrops located on the west banks of Tatachikapika River.  His observations and insights are documented in memos and presentations to Lake Shore Gold Corp (Rhys, 2010b, 2011a, 2011b).

The following excerpts (Rhys, 2011b) and paraphrased statements summarize the structural observations and interpretations believed by Lake Shore geologists, and the authors to be the recent and reasonable interpretation currently available:

•                  Core axis angles of bedding, tracing of lithologic markers and stratigraphy, and bedding orientations in two outcrop exposures suggest that stratigraphy along the Gold River trend strikes dominantly west-northwest to east-west with steep dips.

•                  The mafic unit (at the core of the Gold River Shear Zone — GRSZ) and associated chlorite-matrix conglomerate are intensely strained on the margins of the mafic unit, defining well banded intense phyllonitic to mylonitic high strain zones forming tectonites which are variably Fe-carbonate-sericite-chlorite altered.  Overall, the most intense areas of high strain in the mafic volcanic unit and immediate adjacent Porcupine sediments define a zone of high strain that is 30 to 100 metres in true thickness.  This ductile shear zone in turn may be localized along and exploit an older, more brittle thrust horizon which emplaced the mafic unit.

•                  Increases in strain are apparent in association with gold mineralization.  Collectively, these areas of high strain and alteration that include the intense high strained areas surrounding the mafic unit and broader areas of elevated strain to the north and south in the Porcupine turbidite sequence define an altered corridor of elevated strain that defines the Gold River alteration and shear zone which is 400 to 500 metres wide.

•                  The areas of high strain that define the Gold River Shear Zone are composed of intense areas of probable S3 and S4 foliation development, as is seen in other parts of the Porcupine camp.  The two fabrics are coplanar generally in areas of intense strain, and S4 is transposed into S3, although locally the two steeply dipping foliations are apparent.  The close association of the two fabrics suggests that the Gold River Shear Zone was active through D3 and D4 deformation.

•                  A steeply plunging stretching lineation is apparent defined by elongate mineral aggregates, elongation of clasts in fragmental units, and stretched altered mafic phenocrysts in mafic units on composite S3-S4 foliation surfaces.  Core re-orientation assuming a vertical foliation and bedding in areas not affected by later folding suggest that the lineation plunges steeply — vertically or west-southwesterly, and is likely both parallel to, and responsible for the overall steep plunge of deeper mineralization in the Gold River Shear Zone.  Mineralization shoot plunges near surface, particularly in the Fold Nose Area, are shallow to the west, but are likely overprinted by the abundant later folding there and may have originally plunged steeply.  The overall steep plunge of the stretching lineation and likely mineralization are consistent with the steep plunges of stretching lineations and mineralized zones in the Timmins Mine and Thunder Creek deposits.

•                  Stratigraphy, mineralization and bedding subparallel foliation in the Gold River Shear Zone are overprinted by a series of late, post-mineralization folds which cause local repetition of the sequence, and locally result in drill holes that are drilled southerly from north to south (the dominant drilling direction) to pass parallel to stratigraphy in folded areas.  Modeling and interpretation of these folds has been important in assessing the economics of the zone, and has posed a challenge to interpreting the overall geology of the local area since its initial discovery.  These late folds are well exposed in two large areas of outcrop that occur along the west bank of the Tatachikapika River are generally tight and often have chevron forms.  Fold axes plunge shallowly to the northwest at the intersection at the intersection of the crenulation cleavage with S0 and S3/S4, forming a crenulation lineation.  The fold orientation, style and degree of strain are consistent with the late, post-mineralization S5 shallow dipping crenulation cleavage that is present throughout the Timmins area, including the Timmins Mine and Thunder Creek zones.

•                  In plan view, these areas of folding will likely form a series of asymmetric, southeast vergent and right stepping folds which have westerly plunges, and may be responsible for the overall right step of to the south of mineralization that is apparent in the Fold Nose area.

•                  In addition to the fabrics discussed above, a late set of northwest trending kink bands and associated weakly developed north trending, steeply dipping crenulation cleavage is developed in the Tatachikapika outcrop exposures.  They are low strain and probably have little effect on the distribution of mineralization in the area.  They are assigned by Rhys (2010a) and here to D6.

•                  Minor post-mineralization clay gouge filled faults and diffuse, weak zones of faulting defined by broken core with minor gouge were observed in several drill holes.  Larger brittle faults with more significant displacement could be present, however, outside of the cross-sections that were examined, and may be responsible for north and south steps in the overall trend of the Gold River Zone.

•                  A previous, brief structural study by Wetherup (2007) also documents folding patterns in the Gold River zones of the Thorne property.  For correlation purposes, the foliation denoted as S2 in Wetherup (2007) and Miller (2011) corresponds with the S5 crenulation foliation here that is associated with the folding of mineralization in the Fold Nose area and of surface outcrops.

Orientations and fold patterns in Wetherup (2007) and Miller (2011) are consistent with those discussed here.  Earlier, bedding subparallel S1 foliation of Wetherup (2007) and Miller (2011) is the composite S3-S4 fabric observed here; the numbering differs in that the 2007 report does not accommodate for the pre-foliation early folding events that are indicated by the presence of older folds truncated at the Timiskaming and Porcupine Assemblage unconformities in the main Porcupine Camp area.  The S3 foliation referred to by Wetherup (2007) may refer to the late kink bands (D6) noted here, since no significant northwest trending fabric was recognized in the outcrop exposures or drill holes otherwise.

7.5: MINERALIZATION AND ALTERATION

The understanding of the gold mineralization styles and habits on the property continues to evolve and be refined.  Exploration work carried-out by Esso Minerals (1985-1988) targeting magnetic anomalies led to the discovery of the Kapika Zone.  The mineralization was described as being hosted by red to light orange porphyries, emplaced within sheared, sericitized and silicified sediments, accompanied by quartz-ankerite-pyrite-hematite and magnetite (MacPherson, 1987).

Work completed by Band Ore (1992-2005), led to the discovery of several other zones along a predominant east-west trending structure, now referred-to as the Gold River Shear Zone (“GRSZ”).  These new zones were described as being hosted within arsenopyrite-pyrite-ankerite-quartz veins and appeared to be strongest proximal to porphyry contacts although some mineralization occurs within sericitic and carbonate altered pyritic porphyries (Cavey, 2003, 2006):

One of the most economically important features on the property are steeply dipping, altered quartz feldspar porphyry intrusives within strongly deformed shear zones. Many of the old drill holes intersected the favourable auriferous shear zone. The mineralized porphyries vary in composition from a quartz feldspar porphyry, to a pyritic porphyry, to a red magnetite bearing pyritic porphyry.  The porphyries have been subjected to intense shearing characterized by sericitization, silicification and hematitic alteration.  Gold is associated with secondary pyrite or can also be associated to a lesser degree with arsenopyrite. Quartz veining is evident but is not generally auriferous. There is one main shear, with at least two identifiable subsidiary shear zones parallel to the main shear. (Cavey, 2003, 2006)

More recently, drilling completed by Lake Shore Gold Corp. and a petrological examination by Dr. A. Miller followed by a structural study by David Rhys (Panterra Geoservices Inc) has led to great advancements in recognizing and understanding the controls on the mineralization on the east side of the Gold River Trend.  Little work has been carried-out by Lake Shore Gold on the West Deposit, but the setting is believed to be very similar.  A summary of those observations is provided below, and photos of the mineralization are included in Appendix 6:

Gold mineralization is mostly confined within the Gold River Shear Zone (GRSZ), although additional weaker mineralization has been reported to the north and south of the main structure (i.e. Red Porphyry Zone, and the Thilbeault Horizon (Cavey, 2006).  As previously noted in Item 7.4, the GRSZ is defined by a high-strain deformation and alteration zone, up to 300 to 500 metres thick, which can be traced for at least 5 kilometres across the property.  It is predominantly hosted by metasedimentary rock units, but is centered on a newly recognized mafic metavolcanic unit (Rhys 2011a, 2011b) which can be traced from the east property boundary up to the Tatachikapika River, and probably extends discontinuously(?) further west and along the Gold River West Zones.  The presence of this mafic unit within the metasediments suggests that the mineralization is coincident with an early thrust fault that introduces possible Tisdale aged metavolcanic rocks in the Porcupine Basin, and represents a similar setting to other major deposits in the camp (i.e. Hoyle Pond).  Alteration generally consists of several recurring zones of dark chlorite +/-sericite and pinkish zones of sericite-magnetite-hematite +/-albite (?) north of the mafic unit, followed by variable chlorite-carbonate alteration within the mafic unit, to pale grey sericite-carbonate alteration within the sediments located further south.  Gold mineralization along the Gold River East Trend is mainly developed in the pale grey sediments located south of the mafic unit, although mineralization in the Kapika Zone appears mostly hosted by the mafic unit (Rhys 2011a, 2011b).  Unlike other areas of the Porcupine Camp, the narrow quartz porphyries common throughout the GRSZ generally do not carry significant gold, although they may be mineralized by pyrite.

A total of fifteen (15) gold zones have so far been defined within the GRSZ.  It includes four (4) zones on the west side of the Tatachikapika River ((W1A, W1A1, W1B, W1B1), and eleven (11) gold zones on the east side (4800, 4800_N1, 4800_N2, 4800_N4, 4800_S1, 4800_S2, 4800_S1A, 4800_S1D, the deep 4800_S3D, and the shallow 4800_N5A and 4800_N5B zones in the Kapika Zone).  Collectively, the gold zones are contained over a 3 kilometres strike length which straddles the Tatachikapika River, and are commonly referred to as the East and West Deposits.  They generally occur as a stack of steeply dipping irregular lenses of mineralization, less than one metre up to about five (5) metres across, extending up to six hundred (600) metres along strike, and one hundred (100) to over four hundred (400) metres vertically.  Mineralization occurs near surface, and has been traced as far as eight hundred (800) metres below surface, with several of the zones remaining open.

Gold mineralization within the zones is associated with areas of broad disseminated and quartz vein-related arsenopyrite and pyrite mineralization, which varies from less than one percent up to greater than twenty percent, locally.  Traces of pyrrhotite, tetrahedrite, stibnite, sphalerite, berthierite, boulangerite, zinkenite as well as native gold and native antimony have also been reported (Payne, 1996; Miller, 2011).

The gold appears to be contemporaneous with the arsenopyrite-pyrite mineralization. Petrographic work by Miller (2011) describes it as highly variable in size, ranging from coarse to as little as <1 micron, where it may occur in the core of arsenian pyrite, within the outer rims of pyrite, and is also noted as ultra fine inclusions in and adjacent to compositionally zoned arsenopyrite.  Stibnite has occasionally been observed within some of the higher grade veins, along with visible gold.  Visible gold is not very common, but has been observed more frequently by LSG, particularly in the east half of the Gold River East Zone, within shallow veins near the 4500-4800 Zones, and has been noted in some of the wider and better grade intercepts in the Deep North Porphyry Zones (Zone 4800-S3D).

Arsenopyrite occurs mostly as very fine-grained acicular disseminations, to discrete fine dark grey “laminations” within and along the margins to dark grey stringers, and/or apparently replacing some of the thin mudstone bed (“arsenopyrite muds”); coarse stubby arsenopyrite, probably recrystallized is also locally observed.

Pyrite mineralization has also been noted, as disseminations, bands and veinlets, with little or no arsenopyrite present, particularly in the Kapika Zone.  In some cases, the pyrite mineralization appears to define a lower grade outer shell to the arsenopyrite zones, and can occur as overgrowths on arsenopyrite (Rhys, 2011a).

In the general sense, the arsenopyrite and pyrite mineralization is locally rimming the veins, displaying a transition outward from grey quartz-carbonate with sericitized envelopes, to arsenopyrite dominant bands, to pyrite on the periphery.  In areas of highest strain, the veins and its associated mineralization has been boudinaged and transposed parallel to bedding.  The resulting “sulphide pseudolaminations” were sampled by LSG and were sent for petrographic analysis.  Provided without geological context and without the benefit of being able to review the core, these areas of mineralization were initially interpreted by Miller (2011) to imply that mineralization is exhalative in origin.  Subsequently, a detailed review of the core by Dave Rhys concluded that “the presence of:

a) common quartz-carbonate-arsenopyrite veins in mineralized zones;

b) the occurrence of acicular, main stage arsenopyrite with sericite as envelopes to many veinlets;

c) the clear overprinting of clasts and matrix is some conglomerate units by mineralization;

d) occurrence of mineralization often in high strain zones with elevated concentrations of grey quartz-carbonate veining;

e) presence of highest Au grades within quartz veinlets and veins,

f) the overprinting of mineralization onto earlier magnetite-alteration in the Kapika zone and other parts of the mafic unit; and

g) the occurrence within the core of and coincidence of the mineralized corridor with a broad zone of alteration that affects a broad zone of stratigraphy collectively together imply a secondary, epigenetic origin to mineralization” (Rhys, 2011b).

The association between gold mineralization and broad areas of disseminated and vein-related arsenopyrite and pyrite mineralization has long been recognized on the property, but a direct correlation with gold grade had not been established until recently.  It now appears that the abundance of dark grey and generally very discrete quartz-carbonate (ankerite?) stringers and veinlets, typically less than 1 cm wide and rarely exceeding 20 cm in width, are indicators of better grades, as oppose to the late and wider white quartz-carbonate (dolomite?) veins, which are more easily noted by the core loggers (Rhys, 2011b):

More closely spaced veinlets generally occur in areas of more intense arsenopyrite mineralization, while in lower grade areas the arsenopyrite may occur in spatial association with the veinlets only.  The quartz veinlets are often boudinaged and folded or transposed into the bedding parallel S3-S4 foliation.  Some spaced veinlets are 1 to 5 mm wide envelopes of abundant disseminated acicular arsenopyrite; local inner envelopes of pale tan-green sericite may also be present.  Where veinlets are abundant and closely spaced, coalescing arsenopyrite-rich veinlet envelopes collectively form wider bands of grey arsenopyrite-bearing alteration.  Some areas which superficially look to comprise dominantly pervasively disseminated bands of abundant arsenopyrite on close inspection have a grey-quartz carbonate matrix suggesting that they too may be veins, or replacement veins.  Grey quartz veins locally exceed 20 cm in thickness, particularly in higher grade areas. Tracking of densities of these early grey quartz veins may aid in tracking and modeling mineralized zones; they are distinct from, and earlier than later, white quartz-carbonate veins that are likely post-mineralization in timing.

Overall, the best zones of mineralization are developed within domains of elevated to high strain, and are in part controlled by narrow shear zones that generally dip moderately to steeply to the north, trending west-northwesterly.  These zones of arsenopyrite-pyrite mineralization and their associated grey quartz veinlets are variably transposed into the bedding (affected by local syn S3-S4 stretching lineation), defining broad zones of anomalous As-geochemistry which come close to be subparallel to stratigraphy.  The recognition of the mafic unit and other stratigraphic markers (i.e. conglomerates) and their positioning with respect to the mineralization on drill sections is generally consistent with this interpretation; however if folding of the turbidite sequence occurred prior to mineralization and shear development, the mineralization may actually be discordant in plan view, although it is not possible to fully determined this based on the current sections examined (Rhys, 2011b).

At depth, on the North Porphyry area, located in the central part of the Gold River East Zones, there are several steeply plunging domains of mineralization, which are parallel to the overall plunge of the stretching lineation.  Some of the controls on the mineralization may relate to the lateral changes of the thickness of the nearby mafic unit, around which strain may be accommodated, or may relate to the presence of more favourable stratigraphic horizons.

In other areas, mineralization and bedding are tightly folded and may dip more gently.  In the Fold Nose area for example, the plunge of the mineralization is more shallow, and may have been affected by a later folding event (F5).  In addition, the complicated and thicker nature of mineralization may be related to the interaction of mineralized structures with the small mafic intrusion that is present in the turbidite sequence here (Rhys, 2011b).

In the Kapika area, the mineralization is different than most of the other gold zones, as this one is mostly dominated by pyrite, with little or no arsenopyrite, and is associated with quartz+/-tourmaline veins.  The mineralization was previously reported to be predominantly hosted by the red magnetite-bearing dykes (MacPherson).  Although narrow “trachytic” syenite dykelets have been observed, the mineralization appears to be primarily hosted by a highly deformed and altered mafic unit, possibly the same one which sits above the mineralization further to the east.  The mineralization overprints the pink albite (?)-magnetite-hematite alteration which is so predominant there and further north of the mafic unit along the Gold River East Zone.

8.0: DEPOSIT TYPES

8.1: GENERAL OVERVIEW

The Porcupine area is well known for hosting two mineral deposit types: 1) Xstrata’s Kidd Creek mine, which is a volcanogenic massive sulphide deposit; and 2) several mesothermal Archean shear-hosted gold deposits.  Gold production to the end of 2006, from some 50 operational sites is reported to be 2,028,140 kilograms of gold (65,206,222 ounces of gold).  Table 8.1.1 highlights the twenty-one locations that exceeded production of 3,110 kilograms of gold (100,000 ounces of gold).

The deposit types that Thunder Creek, Gold River occurrence, and Timmins Mine are being compared to have been characterized by the mesothermal Archean shear-hosted gold deposits typical of the Timmins and Kirkland Lake gold camps. There are detailed differences with each deposit with respect to individual: structural controls, vein density, gold tenor, gold — silver ratio, and size with deposit sited in Table 8.1, but they do have a commonality.  In his 1997 PhD thesis titled “Geological Setting of Gold Deposits in the Porcupine Gold Camp, Timmins, Ontario”, Brisbin, generalizes the ore bodies are typified by single or multiple quartz-carbonate veins with or without albite, tourmaline, sericite, pyrite, and other sulphides, and native gold hosted in carbonatized, sericitized, albitized and pyritized wallrock.  Gold occurs both in the veins and the wallrock.  The most significant gold deposits are spatially associated with quartz-feldspar porphyry stocks and dykes, and with albitite dykes both of which intrude the folded Archean supracrustal rocks.  The supracrustal rocks, porphyry intrusions, albatite dykes and gold mineralization were affected by metamorphism, and penetrative deformation during the Kenoran Orogeny (Brisbin, 1997).  He further compares the gold productivity at the time of his research with lithology.  Over seventy-five (75) percent of the gold production in the Porcupine Camp (1997) was mined from ore bodies in the Tisdale Group rocks which are thus the most important rocks in the camp.  Approximately fifteen (15) percent of the gold in the Porcupine Camp has been hosted by Timiskaming Group rocks making them the second most important host.  Porphyritic intrusions, hetrolithic breccia bodies and albitite dykes host nearly ten (10) percent of the gold produced in the camp.  There is little change in the proportional production distribution of gold today.

TABLE 8.1.1 OPERATIONS OF GREATER THAN 100,000 OUNCES OF GOLD PRODUCTION THE PORCUPINE GOLD CAMP

	KILOGRAMS GOLD	OUNCES GOLD
MINE	PRODUCED	PRODUCED

Hollinger	601,158	19,327,691
Dome	487,558	15,675,367
McIntyre Pamour Schumacher	334,423	10,751,941
Pamour # 1 (pits 3, 4, 7,Hoyle)	131,393	4,224,377
Aunor Pamour (#3)	77,828	2,502,214
Hoyle Pond	72,046	2,316,346
Hallnor (Pamour #2)	52,582	1,690,560
Preston	47,879	1,539,355
Paymaster	37,082	1,192,206
Coniarum/Carium	34,512	1,109,574
Buffalo Ankerite	29,775	957,292
Delnite (open pit)	28,740	924,006
Pamour (other sources)	21,046	676,645
Broulan Reef Mine	15,519	498,932
Broulan Porcupine	7,485	240,660
Owl Creek	7,368	236,880
Hollinger Pamour Timmins	5,663	182,058
Nighthawk	5,468	175,803
Moneta	4,642	149,250
Crown	4,303	138,330
Bell Creek	3,507	112,739

21 site Totals	2,009,976	64,622,226

The Porcupine Camp Total (50 sites)	2,028,140	65,206,222

(source: http://www.mndm.gov.on.ca/mines/ogs/resgeol/office)

9.0: EXPLORATION

9.1.0: GENERAL OVERVIEW

Exploration activities by Lake Shore Gold Corp. and West Timmins Mining within the Gold River property have focused on the diamond drill definition of gold mineralization, the interpretation, and an effort to establish continuity of the gold mineralization.  As part of their regional exploration program West Timmins Mining Inc. in December of 2006 contracted Aeroquest Limited to completed a 3,398 kilometres helicopter-borne magnetic and Aeroquest AeroTEM II time domain towed bird EM system geophysical survey. The survey covered an area of approximately 146 square kilometres center on the UTM co-ordinate 1458,192.5 metres east and 5,357,130.8 metres north (NAD 83, Zone 17).  Approximately 19 square kilometres or 13 percent of the survey overflew the 95 mineral claims of the Gold River property.

Jonathan Rudd, P. Eng. (2007) of Aeroquest Limited describes the results of the survey as follows: “ The magnetic data provide a high resolution map of the distribution of the magnetic mineral contend of the survey area.  This data can be used to interpret the location of geological contacts and other structural features such as faults and zones of magnetic alteration.  The sources for anomalous magnetic responses are generally thought to be predominantly magnetite because of the relative abundance and strength of the response (high magnetic susceptibility) of magnetite over other magnetic minerals such as pyrrhotite.  The survey area is dominated by an east-west trending magnetic high which extends across the southern portion of the survey area.  Features with such strong magnetic response normally reflect magnetite iron formation.  A series of NNW trending linear highs are readily interpreted as dykes of the Matachewan swarm.  The general east-west trending geologic strike is evident throughout the area, but other trends can be seen in western portion of the block.

The EM anomalies on the maps are classified by conductance and also by thickness of the source.  A thin, vertically oriented source produces a double peak anomaly and the z-component response and positive to negative in the x-component response.  For a vertically oriented thick source (say, greater than 10m) the response is a single peak in the z-component and a negative to positive crossover in the x-component response.  Because of these differing responses, the AeroTEM system provides discrimination of thin and thick sources and this distinction is indicated on the EM anomaly symbols (N=thin, and K=thick).  Where multiple, closely spaced conductive sources occur, or where the source has a shallow dip, it can be difficult to uniquely determine the type (thick vs. thin) of the source.  In these cases both possible source types may be indicated by picking both thick and thin response styles.  For shallow dipping conductors the ‘thin’ pick will be located over the edge of the source where as the ‘thick’ will fall over the down dip ‘heart’ of the anomaly.”

Consulting geophysicists Bob Lo and Laurie Reed have reviewed the survey data and endeavoured to filter the Matachewan dyke swarm in order to better define the lithological signature by the change of magnetic susceptibility.  The magnetic response of the dykes is overwhelming, and the interpretation of the subtle background magnetic response as well as the significance of the EM responses remains under investigation.

The following table summarized the work completed by West Timmins Mining Inc. and Lake Shore Gold Corp. to the effective date of January 17, 2012.

TABLE 9.1.1 SUMMARY OF EXPLORATION ACTIVITIES (2006 TO EFFECTIVE DATE, JANUARY 17, 2012)

DIAMOND DRILLING

Year	Number of Drill Holes	Total Metres Drilled	Number Sample Intervals
2006-2009	112 (WTM)	34,141	18,313

2010-Jan. 17, 2012	140 (LSG)	55,807	43,030

Subtotal	252 drill holes	89,948	61,343

DIAMOND DRILL CORE SAMPLING

	WTM	LSG	Total

Number of Standards	674	2,516	3,190

Number of Blanks	806	2,503	3,309

Number of Duplicates	4	2,126	2,130

Number of Samples Re-assayed	not available	13	13

Number of Assays Pending	0	1,148	1,148

Total Samples Processed	19,797	50,175	69,972

OTHER SURVEYS

Aeroquest AeroTEM II (WTM)	3,398 kilometres

Note:

•   WTM totals are approximate based upon the data given to Lake Shore Gold Corp by WTM.

•   As of the Effective Date partial assays have been received from holes TH-11-124, 124A, 129, 130 and 131;  Logging of drill hole TH-11-131 is in progress at 545 metres.

•   WTM extended one drill hole completed by Band-Ore Resources by 111 metres.

FIGURE 9.1.1: MEASURED VERTICAL GRADIENT WITH LINE CONTOURS AND EM ANOMALY SYMBOLS

458000
460000
462000
464000
5358000
5356000
5354000
101
144
Gold River Property
N
0 1 2
Kilometers
BRISTOL TWP
THORNELOE TWP
Kapika
Gold River Property
West Zones
4800 East and
Fold Nose Zones
0 0.4 0.8
Kilometers
Projection:
UTM NAD83 Zone 17N
MVG
LAKE SHORE
GOLD CORP.
GOLD RIVER PROJECT
MEASURE VERTICAL GRADIENT
Date: February, 2012
Name:
File: thorne_mag_MVG_jan_2012.mxd
Legend
Gold River Property

FIGURE 9.1.2: EM AEROTEM OFF-TIME PROFILES (CHANNELS Z2-Z16) AND EM ANOMALY SYMBOLS.

Gold River Property
101
144
N
0 1 2
Kilometers
BRISTOL TWP
THORNELOE TWP
Gold River Property
Kapika
West Zones
4800 East and
Fold Nose Zones
0 0.4 0.8
Kilometers
Projection:
UTM NAD83 Zone 17N
LAKE SHORE
GOLD CORP.
GOLD RIVER PROJECT
EM AEROTEM off-Time Profiles
(channels Z2-Z16)
Date: February, 2012
Name:
File: thorne_mag_EM_jan_2012.mxd
Legend
Gold River Property
458000
460000
462000
464000
5358000
5356000
5354000

FIGURE 9.1.3: TOTAL MAGNETIC INTENSITY WITH LINE CONTOURS AND EM ANOMALY SYMBOLS

458000
460000
462000
464000
5358000
5356000
5354000
101
144
Gold River Property
N
0 1 2
Kilometers
TMI
BRISTOL TWP
THORNELOE TWP
Gold River Property
Kapika
West Zones
4800 East and
Fold Nose Zones
0 0.4 0.8
Kilometers
Projection
UTM NAD83 Zone 17N
LAKE SHORE
GOLD CORP.
GOLD RIVER PROJECT
TOTAL MAGNETIC INTENSITY
Date: February, 2012
Name:
File: thorne_mag_jan_2012.mxd
Legend
Gold River Property

10.0: DRILLING

10.1.0: GENERAL OVERVIEW

Diamond drilling on the Gold River property has been carried-out by four main operators.  Esso Minerals Canada (“Esso”) completed 55 BQ-size holes between 1985 to 1988, for a total of 11,127 metres drilled (T-1 to T-55).  Esso were testing magnetic anomalies and various exploration targets, which eventually led to the discovery of the Kapika Zone and to the recognition of the Gold River Shear Zone;  little details are known regarding the core logging techniques and sampling methodologies, but it appears reasonable to assumed that work was carried-out according to industry best practices of the time, which did not include the insertion of standard and blanks in the sampling sequence.  Results are provided in MacPherson (1988), and are summarized here in Tables 10.1.1, Appendix 1 and Appendix 2.

Band-Ore Resources Ltd. followed-up with 445 holes (both BQ and NQ-size), under the QP supervision of Mr. Robert Duess, during the period from 1992 to September 2006. Included in the 126,969 metres drilled, Band-Ore extended 32 holes which are now identified with the letter “E” (i.e. TW-97-45E, and T-14E);  Some Esso holes were also re-sampled by Band-Ore, and those are identified with the letter “R” (i.e. T-09R).  The details of those drilling programs are well documented in technical 43-101 reports by Cavey (2002, 2004 and 2006), and sampling methodologies are summarized in Section 11.1 of the present report.

In 2006, West Timmins Mining (WTM) was formed as a result of an amalgamation between Band-Ore Resources and Sydney Resource Corp., and completed 112 holes for the period from September 2006 to November 2009.  Following a business agreement with WTM in November 2009, Lake Shore Gold Corp. completed an additional 140 diamond drill holes on the Gold River property.

Table 10.1.1 provides an overview of the number of diamond drill holes completed and the number of samples taken from the Gold River property.

TABLE 10.1.1: DIAMOND DRILLING AND CORE SAMPLING SUMMARY FOR THE GOLD RIVER PROPERTY

		Number	Number	Number of
Company	Year	Holes	Metres	Sample Intervals

Esso Minerals Canada	1985-88	55	11,127	3.691

Band-Ore Resources Ltd.	1992-2006	445	126,969	56,893

West Timmins Mining	2006-2009	112	34,141	18,313

Lake Shore Gold Corp.	2010- January 17, 2012	140	55,807	43,030

Total		752	228,045	121,927

DIAMOND DRILL CORE SAMPLING

	Esso	Band-Ore	WTM	LSG	Total

Number of Sample Intervals	3,691	56,893	18,313	43,030	121,927

Number of Standards	N/A	61	674	2,516	3,251

Number of Blanks	N/A	209	806	2,503	3,518

Number of Duplicates	N/A	45	4	2,126	2,175

Number of Samples Re-assayed	N/A	N/A	N/A	13	13

Number of Assays Pending	0	0	0	1,148	1,148

Total Samples Processed	3,691	57,208	19,797	50,175	69,972

Notes:

•                  N/A (not available)

•                  Total metres drilled include 28 Band-Ore holes extended by Band-Ore, 4 Esso holes extended by Band-Ore, and one Band-Ore hole extended by WTM.

•                  As of the Effective Dated partial assays have been received from holes TH-11-124, 124A, 129, 130 and 131; Logging of drill hole TH-11-131 is in progress at 545 metres,

10.2.0: DIAMOND DRILLING BY WEST TIMMINS MINING INC.  (2006 TO 2009)

All drilling completed by West Timmins Mining from September 2006 to November 2009 was completed under the responsibility of Mr. Darin Wagner, QP.  A total of 112 NQ-size diamond drill holes were completed, and 1 Band-Ore hole was extended by 111 m, for a total of 34,141 m completed.  The drilling was focused on the Gold River Shear Zone, and on various exploration targets to the north and south of the main structure.

The proposed drill hole locations were spotted in the field using a hand-held GPS, and were measured relative to existing nearby casings, where possible.  Most collar locations were subsequently surveyed by Talbot Services Ltd, of Timmins.  During the WTM period, the alphabetic letter placed at the end of the hole number, was meant to indicate holes which were abandoned (i.e. GW-07-01A).  All drill holes were completed by Norex Diamond Drilling Ltd, of Porcupine, Ontario.  As the holes were being drilled, the azimuth and inclination were recorded on 50 m intervals, using an EZ-shot Reflex instrument.  During the period 2006 to 2009 the only documented or written procedures made available to the authors, concerning the handling of diamond drill core, core logging, drill core sampling, splitting, cutting, bagging, assay QA/QC are those stated in Mr. Wagner’s press releases;  there were no summary reports written or submitted during that period.  In excess of 18,000 samples were taken and sent for gold analysis to Swastika Labs, ALS Chemex, and Accurassay (see Item 11.1.6 for details).

10.3: DIAMOND DRILLING BY LAKE SHORE GOLD CORP.  (2010 TO JANUARY 17, 2012)

All drilling completed by Lake Shore Gold Corp. since February of 2010, was carried-out under the supervision of Jacques Samson, P.Geo and QP for the project.  A total of 140 NQ-size diamond drill holes were completed, for a total of 55,807 m drilled; includes seven (7) wedged splays were completed, and thirteen (13) holes were abandoned due to excessive deviations or technical drilling difficulties. For LSG, the letter at the end of the hole number indicates a wedge cut (i.e. TH-11-124A).  Drilling was mostly focused on infilling and expanding on the known mineralization of the Gold River East Zones, including 4 holes on the Gold River West trend, and a few exploration holes to the far east along the main structure.  Depending on drill contracts and drill rig availability, the program was carried-out by Bradley Bros. Ltd. of Timmins, Orbit Garant of Val-d’Or, and by Norex Diamond Drilling Ltd of Porcupine, Ontario.

The proposed drill holes locations are spotted in the field using a hand-held GPS.  On a regular basis or as required the collars are then surveyed by L. Labelle Surveys of Timmins for a final collar location.  As the holes are drilled, changes in azimuth and inclination are monitored at 30 to 50 metre intervals using an EZ-shot Reflex instrument. Seven (7) holes were resurveyed using a north-seeking gyro by Halliburton/Sperry Drilling Services of North Bay, Ontario, in order to verify the accuracy of the Reflex instrument;  no significant discrepancies were noted.  A total of 43,030 core samples were collected and sent for gold and arsenic analyses (excluding QA/QC control samples).  Details on core handling and sampling protocols are reported in Item 11.

The drill hole database for the Gold River project was locked down on January 17th 2011.  At the time, all drill holes were completed, and assays for 1,148 core samples were still pending for hole TH-11-124, 124A, -129, -130 and -131;  core logging for TH-11-131 was still in progress at 545 metres.

The following diamond drilling related tables are located in the Appendices of this report: Appendix 1: Diamond Drill Hole Collar Locations, Azimuth, Inclination and Metres Drilled; Appendix 2: Diamond Drill Core Sampling Summary; Appendix 3: A List of Drill Holes Not Intersected or Used In The Block Model ; and Appendix 4: Block Model Solid Intersections, a summary of significant gold assay results used for the block model.

Figure 10.1 illustrates the drill collar locations relative to local topographic features.  The drill collar information is tabulated in Appendix 1.

FIGURE 10.1: SURFACE DIAMOND DRILL HOLE COLLAR LOCATIONS AND VERTICAL PROJECTION TO SURFACE OF THE OUTER PERIMETER OF THE RESOURCE ESTIMATION

458000
460000
462000
464000
5356000
5354000
101
144
Gold River Property
N
0 1 2
Kilometers
Tatachikapika River
BRISTOL TWP
THORNELOE TWP
Gold River Property
Managami River
Kenogamissi Lake
0 0.5 1
Kilometers
Legend
LSG Drilling
WTM Drilling
Previous Drilling
Gold River Property
Mineralized Outline
Projection:
UTM NAD83 Zone 17N
Topographical data source:
Ontario Base Map (OBM)
Claim fabric source:
MNDMF 2011
LAKE SHORE
GOLD CORP.
GOLD RIVER
COLLAR LOCATION
Date: March, 2012
Name:
File: thorne_collar_loc_mar_2012.mxd

11.0:  SAMPLING, PREPARATION, ANALYSIS AND SECURITY

11.1.0     HISTORICAL DIAMOND DRILLING

11.1.1     BAND-ORE RESOURCES SAMPLING METHOD AND APPROACH 1993-2006

For the general description of sampling methods and approach during the period of 1993 to 2006 Lakeshore Gold Corp relies on the descriptions documented by Mr. G. Cavey (2002, 2004, 2006).

11.1.2:   TIME PERIOD 1995-1998

For the period of 1995 to 1998 Mr. Cavey states the information was provided by Mr. R. Duess, the Band-Ore technical director, and V.P. Exploration.  “All of the Thorne drill core was logged by Band-Ore sub-contracted geologists, from 1995 to 1998 there were up to nine different geologists involved in logging the core at various times.  Core recovery was generally very good, usually in excess of 90%.  Drill core intervals that the geologist determined required sampling were laid out, marked and tagged. Samples intervals were rarely longer than 1.5m, and rarely shorter than 0.5m.  All intervals were split, either by hand splitters, hydraulic splitters, or by a motorized core cutting saw.  Half of the sample was bagged, tagged, and the sample bag was sealed with twist tags.  Samples that were sawn were then rinsed with water prior to bagging.  The remaining core was placed back in the core box in the same order. A duplicate sample tag was placed at the beginning of each sample interval in the core box for future reference purposes.  This ensures that each sample would be identifiable both by logged footage interval, and by location of sample tag.  Under no circumstances, was the entire core bagged and sent for assay during sampling procedures. There appeared to be no sampling biases and the results should be representative.

For both hand and hydraulic splitters, pieces of split core and fines were collected in pans, and at the end of each sample interval, the splitters were swept clean, and the collection trays emptied into sample bags, including the “fines”.  The immediate work top areas were swept clean after each sample interval was completed.

For sawn core, the core was cut in half by diamond cutting saw using water.  Each piece of core was rinsed prior to being bagged.  Sludge was collected in underlying pans, but was not collected for assaying purposes. Sludge and the core cutting area was cleaned regularly.

Sampling was supervised by the geologists, and all sampling was conducted at the core logging facility.  Samples were placed into larger bags, and or buckets, and were picked up regularly (almost daily) by the assay lab personnel, and were delivered to the lab.  Approximately 85% of the assaying was performed by Swastika Laboratories, Bondar Clegg performed some additional assaying. Most samples were run for both gold and arsenic, and the company had requested fire assay using a full assay ton, a 30 g sample.

No particular sample security measures were employed, i.e., the samples were not placed in tamper proof or tamper identifiable bags, were not shipped in tamper proof containers. Samples, when stored on site, were in a secured, locked, alarm controlled building. During the early days of the discovery, the facility was never left unattended by Band-Ore personnel. The company has retained all split core samples in the core boxes with the exception of: certain core samples were collected independently by Mr. Joe Spiteri for his scatter plots, select pieces of core and intervals was taken by Band-Ore personnel for presentation purposes (which remain in the company’s offices). In addition, some intervals were removed and shipped to Lakefield for testing (Cavey, 2002).

Between 1998 and 2002 diamond drilling was not active on the property.

11.1.3: TIME PERIOD 2003

During 2003 all drill core logging, including the selection of sample intervals, is conducted by, or under the supervision of Professional Geologists, members of the Association of Professional Geologists of Ontario.  Core intervals that require sampling are marked off and tagged, with sample intervals rarely longer than 1.5 metres, and rarely shorter than 1.0 metres. Core splitting is conducted by using hydraulic splitters, and occasionally by core cutting saws using diamond blades. Approximately half of the sample is bagged for assay purposes, and the remaining half is placed back in the core box in the same order it occurs, and the core is retained for future reference purposes. A duplicate sample tag is placed at the beginning of each sample in the core box to ensure that each sample would be identifiable both by logged footage interval, and by the location of the sample tag. Under no circumstances is the entire core bagged and sent for assay during the sampling procedure.

For hydraulic splitting, pieces of core, including the “fines” are carefully collected and placed in plastic sample bags. At the end of each sample interval, the splitter and the immediate work top areas are swept clean to avoid cross contamination between samples. For sawn core, the core is cut in half by a diamond cutting saw using water. Each piece of core is rinsed prior to being bagged. Individual split core samples are placed in individual plastic bags, tagged, and immediately secured using nylon ties.  Individual samples are then placed in nylon shipping bags, secured with a security seal, and shipped to the laboratory for analysis. Samples which are awaiting shipment are stored in a secured building.

All gold assaying was performed by Swastika Laboratories, Swastika, Ontario, or ALS Chemex Chemitec, Val d’Or, Quebec, using a 30g standard fire assay with an AA finish. Both laboratories participate in the “Proficiency Testing Program for Mineral Analysis Laboratories”, a testing program which is conducted bi-annually by the Standards Council of Canada. Both laboratories have obtained a “Certificate of Laboratory Proficiency (Cavey, 2003).

11.1.4: TIME PERIOD 2004

The following is a general description of the sampling methods utilized, approach taken and security measures in place during the 2004 drill program. The information provided in this section was obtained from Mr. R. Duess P.Geo., the Band-Ore technical director, and V.P Exploration. The author was present to observe these procedures and confirm to their accuracy. All drill core logging, including the selection of sample intervals is conducted by, or under the supervision of Professional Geologists, members of the Association of Professional Geologists of Ontario.

Core intervals that require sampling are marked off and tagged, with sample intervals rarely longer than 1.5 metres, and rarely shorter than 1.0 metre. Core splitting is conducted by using hydraulic splitters, and occasionally by core cutting saws using diamond blades. Approximately half of the sample is bagged for assay purposes, and the remaining half is placed back in the core box in the same order it occurs, and the core is retained for future reference purposes. A duplicate sample tag is placed at the beginning of each sample in the core box to ensure that each sample would be identifiable both by logged footage interval, and by the location of the sample tag. Under no circumstances is the entire core bagged and sent for assay during the sampling procedure.

For hydraulic splitting, pieces of core, including the “fines” are carefully collected and placed in plastic sample bags. At the end of each sample interval, the splitter and the immediate work top areas are swept and vacuumed clean to avoid cross contamination between samples. For sawn core, the core is cut in half by a diamond cutting saw using water. Each piece of core is rinsed prior to being bagged.  Individual split core samples are placed in individual plastic bags, tagged, and immediately secured using nylon ties. Individual samples are then placed in nylon shipping bags, secured with a security seal, and shipped to the laboratory for analysis. Samples which are awaiting shipment are stored in a secured building.

All gold assaying was performed by Swastika Laboratories, Swastika, Ontario, ALS Chemex Chemitec, Val d’Or, Quebec, or SGS Lakefield Research Limited, located in Rouyn — Noranda using a 30g standard fire assay with an AA finish. Swastika Labs, and ALS Chemex Chemitec participate in the “Proficiency Testing Program for Mineral Analysis Laboratories”; a testing program which is conducted biannually by the Standards Council of Canada. Both laboratories have obtained a “Certificate of Laboratory Proficiency.” SGS participates in CCRMP (PTP-MAL ) from CANMET Ottawa , GEOSTATS (Australia ) and SGS internal Round Robin (IRR) from all SGS geochem labs around the world.

As of the date (December 06, 2004), the three laboratories did not have ISO certification in place. However, all labs informed Mr. Duess that they were in the process of obtaining such certification. The author is unaware if ISO certification was in place for any of the laboratories which performed assaying during the 1995-1998 exploration programs. Cavey, 2004)

11.1.5: TIME PERIOD 2005

During the 2005 drill program, Swastika Laboratories processed its drill core samples. Gold assaying was, as reported to the author by Band-Ore personnel, by standard fire assay techniques with standard internal laboratory quality control typical of Canadian labs (Cavey, 2006).

11.1.6: WEST TIMMINS MINING INC. PERIOD 2006 TO 2009

In a press release dated February 07, 2007 Mr. Darin Wagner details the West Timmins Mining Inc.’s sample method and approach for the sampling of the Thorne property as the following. Geochemical results reported herein are from halved drill core samples collected from the Company’s West Timmins Gold project. Drill results reported were collected by the Company and are subject to the Company’s quality control program. Sampling of the drill core was conducted on site at the Company’s Timmins exploration office by trained personnel and sealed samples were transported to ALS-Chemex’s preparation facilities in either Timmins or Sudbury, Ontario. Samples were assayed for gold by standard fire assay-ICP finish with a 30 gram charge. Gold values in excess of 3 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. The remaining half of the drill core is stored on-site at the Company’s Timmins exploration office. For quality control purposes blank, duplicate and analytical control standards were inserted into the sample sequence at irregular intervals and no significant discrepancies are reported. Mr. Darin Wagner (M.Sc., P.Geo), the Company’s President, has acted as qualified person (Wagner, 2007).

In a press release dated March 28, 2007 Mr Wagner states: Geochemical results reported herein are from halved drill core samples collected from the Company’s West Timmins Gold project. Drill results reported were collected by the Company and are subject to the Company’s quality control program. For quality control purposes blank, duplicate and analytical control standards were inserted into the sample sequence at irregular intervals. The initial results from drill hole GS 07-18 failed to meet the Company’s stringent quality control standards and will be reported upon receipt and review of re-assay of samples from this hole. Sampling of the drill core was conducted on site at the Company’s Timmins exploration office by trained personnel and sealed samples were transported to the analytical facilities of Accurassay in Thunder Bay, Ontario. Samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3 g/t have been re-submitted for fire assay with gravimetric finish as part of the Company’s quality control program. The remaining half of the drill core is stored on-site at the Company’s Timmins exploration office. Mr. Darin Wagner (M.Sc., P.Geo), the Company’s President, has acted as qualified person for this news release (Wagner, 2007).

During the period 2006 to 2009, the only documented or written procedures made available to the authors, concerning the handling of diamond drill core, core logging, drill core sampling, splitting, cutting, bagging, assay QA/QC are those stated in Mr. Wagner’s press releases.

11.2.0: LAKE SHORE GOLD CORP. SAMPLING METHOD AND APPROACH 2009 TO PRESENT

11.2.1: GENERAL OVERVIEW

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Thorne Property is Jacques Samson, P.Geo., who as QP has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed by Lake Shore Gold Corp in this report. The QP for the Lake Shore’s Resource Estimates is Robert Kusins, P.Geo., the Chief Resource Geologist for the Company. Both Mr. Samson and Mr. Kusins are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold (changed to greater than 10 grams per tonne gold on March 15th 2011), another aliquot from the same pulp is taken and fire assayed with a gravimetric finish. Select Zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

11.2.2: CORE HANDLING AND LOGGING PROTOCOLS

The diamond drill company employees secure the drill core boxes at the drill site for shipment from the field to the core logging facilities located at Lake Shore Gold’s exploration office complex at 1515 Government Road South, Timmins, Ontario and a second facility at 216 Jaguar Drive Timmins Ontario. The drill core is delivered to the core shacks by the foremen of the diamond drill contractors (Bradley Bros. Ltd., Orbit Grant, and Norex Diamond Drilling Limited (“Norex”).  Under the direct supervision of qualified person Mr. Jacques Samson, P.Geo., Lake Shore personnel open the boxes; check the metre markers for accuracy; label the boxes for hole number, box number and footage; prepare a quick log; and take rock quality designation (“RQD”) measurements.  Geological logging, sample number and location are entered directly into a computer using GEMCOM GEMS custom Drill Logger software.  Diamond drill logs are then printed, reviewed and edited where required.  The logs are detailed, and describing geology, structure, alteration, mineralization and do address lithological transition problem areas where naming nomenclature presents difficulties.  After geological logging is complete, the zones of interest are photographed, specific gravity readings are taken, and the core is given to a trained and supervised core sawing technician.  The technician saws the core in half along the designated lines and sample intervals prescribed by the Lake Shore geologist. The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides, the presence of visible gold, and geological contacts. Core to be sent for analysis is cut in half using a diamond blade core saw.  The core half not bagged and tagged for assay is returned to the core box with a sample tag number stapled into the core box.  All diamond drill core is temporarily stored in racks or square piled in a secure compound at the core logging facility on Government Road and eventually transported to the Timmins Mine compound or permanent storage. Drill core from the Gold River project is easily accessible for inspection, or re-logging.

11.2.3: HOLE COLLAR AND DOWNHOLE ATTITUDE SURVEYS

The proposed drill holes locations are spotted in the field using a hand-held gps.  On a regular basis or as required the collars are surveyed by L. Labelle Surveys of Timmins for a final collar location.  The locations are surveyed and reported in UTM (NAD83).  The elevations are initially recorded in metres above Mean Sea Level (MSL);  for consistency within the LSG database, those elevations are normalized with the Timmins Mine surface elevation benchmark, where 300 MSL is reported as 10,000 m Mine Grid elevation;  A collar elevation of 310 MSL, would therefore be converted to 10,010 m in the database.

As the holes are drilled, changes in azimuth and inclination are monitored at 30 to 50 metre intervals using an EZ-shot Reflex instrument. Seven holes were re-surveyed using a north-seeking gyro by Halliburton/Sperry Drilling Services of North Bay, Ontario, and no significant discrepancies were noted with the Reflex instrument readings.

The table located in Appendix 1 lists the collar location, drill azimuth, hole inclination (drill dip) and total metres drilled.

11.2.4: SECURITY

The Gold River Project secure chain of custody for diamond drill core and samples starts at the drill and is completed with the safe return and storage of sample pulp and sample rejects locked garage storage facility.  Unscheduled visits to the diamond drill sites are made to insure safety, good working practices and drill core security.  The core is transported from the field to the core logging facility by the drill foreman.  Lake Shore Gold Corp.’s personnel receive the core and carry out the logging and sample preparation procedures as previously described.  The samples are enclosed within sealed shipping bags are delivered to the ALS Canada Ltd. (“ALS”) preparation laboratory facility located at 2090 Riverside Drive in Timmins by Lake Shore Gold Corp employees.  The ALS employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore’s office for reference and filing. The return assay results are reviewed by Mr. Jacques Samson, P.Geo., Ms. Christina Riddell, the data base manager, and selected members of the Lake Shore management group, on a need to know basis.

11.2.5: SURFACE DIAMOND DRILL CORE SAMPLE PREPARATION, ANALYSIS AND ANALYTICAL PROCEDURES

The following description outlines the method of treatment and procedures utilized by ALS Canada Ltd., to process and analysis surface diamond drill core from Lake Shore Gold Corp.’s Gold River property.  Lake Shore Gold Corp. employees are not involved in the sample preparation or analysis of samples once they have been delivered to the assay preparation laboratory in Timmins. Each project analysis sample program submitted to ALS Canada Ltd. (“ALS Canada”, “ALS”) is given a separate client number.  The laboratory is instructed to maintain the sample stream, the processing and analysis by keeping the samples in sequential order as they are shipped to the lab. Samples are entirely crushed to 70 % passing 2 millimetre mesh. The crushed samples were split and 250 grams sub-sample are pulverized to 85% passing less than 75 micron using a ring and puck pulverize (PREP-31). A 30 grams aliquot was taken from the pulp and analyzed by fire assay and atomic absorption methods (Au-AA23). For samples that returned an assay value greater than three grams per tonne gold, another pulp sample was taken and analyzed using a gravimetric finish (Au-GRAV21). Effective March 15th 2011, the threshold for proceeding with a gravimetric finish was raised to ten grams per tonne gold, in order to improve turnaround time.  If visible gold was noted in the core sample, the samples may be analyzed by the Pulp and Metallic method (Au-SCR21). The entire samples were crushed to 70 % passing 6 millimetre mesh, and the entire sample was then pulverized to 85 % passing 75 micron (PREP-32). The pulp is passed through a 100 micron stainless steel screen and the entire (+) fraction is analyzed by fire assay and gravimetric finish.  The (-) fraction is homogenized and two 30 grams aliquots are analyzed by fire assay and atomic absorption finish (Au-AA25 and Au-AA25D).  The total gold content is then calculated by combining the weighted averages of the two fine fractions with the grade of the coarse fraction.

All samples are also analyzed for arsenic (As) by Aqua Regia digestion and atomic absorption scanning (AA-45, and AA46 if greater than 10,000 ppm).

As part of ALS Canada Limited’s internal QA/QC program a duplicate reject sample it prepared every 50th sample. The number of internal blanks, standards and duplicate control samples inserted into the sample stream depends upon rack size.  For regular AAS, ICP-AES and ICP MS methods the rack holds 40 positions, of which, there are two laboratory standards, one laboratory duplicate and one laboratory blank. For regular fire assay methods the rack contains 84 positions, for which there are two laboratory standards, three laboratory duplicates and one blank sample.

Lake Shore Gold Corp. blank samples are prepared from known gold barren diamond drill core samples of diabase.  These blank samples are blindly packaged as regular core samples, and are labeled and inserted in the sample stream, in sequence with the regular core samples, at a frequency of one approximately every 20 samples.  Blank samples, are used to check for possible contamination in the crushing circuit, and are not placed after a standard sample.

Certified gold standards individually wrapped in 60 grams sealed envelopes were prepared by Ore Research and Exploration Pty. Ltd. of 6-8 Gatwick Road, Bayswater North, Victoria, Australia (“OREA”) and provided by Analytical Solutions Ltd.  Several standards are used in order to vary the expected value and depending on availability of the standard.  These Certified Standards are purchased from Ms. Lynda Bloom, Analytical Solutions Ltd., at 1214-3266 Yonge Street, Toronto, Ontario. Standard samples are inserted into the sample stream at a frequency of one per 20 samples and are used to check the precision of the analytical process.  Table 11.1 lists the standards utilized by Lake Shore for the Gold River project.

TABLE 11.1.0: OREAS STANDARDS USED BY LAKE SHORE GOLD CORP. FOR THE GOLD RIVER PROJECT

Standard	Target	Std.Dev	Min	Max	Nb	Average	%Diff.	Sig.	PBelow	PAbove	POutside
	g/tAu	g/tAu	g/tAu	g/tAu		g/tAu	%		%	%	%
O-10c	6.660	0.183	6.110	7.080	43	6.586	-1.1%	1	65.1%	34.9%	2.3%
O-10Pb	7.150	0.193	6.570	7.730	13	7.106	-0.6%	0	53.8%	46.2%	7.7%
O-15h	1.019	0.025	0.945	1.093	123	1.018	-0.1%	0	48.8%	51.2%	0.8%
O-15Pa	1.020	0.027	0.940	1.100	198	0.992	-2.7%	1	86.1%	13.9%	6.1%
O-15Pb	1.060	0.030	0.970	1.140	292	1.056	-0.4%	1	57.5%	42.5%	1.7%
O-18c	3.52	0.107	3.200	3.840	19	3.529	0.3%	0	39.5%	60.5%	0.0%
O-18Pb	3.630	0.070	3.420	3.840	29	3.653	0.6%	0	39.7%	60.3%	3.4%
O-2Pd	0.885	0.029	0.797	0.973	472	0.882	-0.3%	1	53.0%	47.0%	1.1%
O-53Pb	0.623	0.021	0.559	0.687	64	0.621	-0.4%	0	47.7%	52.3%	3.1%
O-54Pa	2.900	0.110	2.570	3.230	58	2.904	0.1%	0	40.5%	59.5%	1.7%
O-60b	2.570	0.107	2.250	2.890	87	2.572	0.1%	0	38.5%	61.5%	1.1%
O-61d	4.760	0.143	4.330	5.190	73	4.825	1.4%	1	28.1%	71.9%	0.0%
O-66a	1.237	0.054	1.075	1.399	248	1.239	0.2%	0	48.0%	52.0%	1.6%
O-67a	2.238	0.096	1.950	2.526	111	2.252	0.6%	0	39.6%	60.4%	1.8%
O-68a	3.890	0.147	3.450	4.330	101	3.876	-0.4%	0	48.0%	52.0%	3.0%
O-6Pc	1.520	0.067	1.320	1.720	506	1.540	1.3%	1	28.3%	71.7%	0.8%
All	1.683				2437	1.685	0.0%		47.8%	52.2%	1.8%

Prior to May, 2010, ALS had been instructed to take one reject duplicate Lake Shore Gold sample after every 25 samples processed. This procedure involved taking the duplicate sample and crushing it to -6 mesh, run it through a riffle splitter to create two samples of approximately equal proportions. One of the halves is then assigned the sample number and the other duplicate sample is placed in a separate plastic bag and labeled with the same sample number and the suffix “dup”. The two samples are then treated as two entirely separate samples through the rest of the sample preparation and assaying process.  The method of selecting reject duplicates was further modified starting May, 2010 in order to make a blind duplicate sample. Currently 1 reject duplicate is selected every 20 samples by the geologist logging the drill core. The geologist gives the duplicate sample a sample number and places it in an empty bag, sequentially behind the sample from which it will be cut. When received by the lab, the preceding sample to the duplicate is crushed to -6 mesh, then run through a riffle splitter to create two samples of approximately equal proportions.  One half is returned back into the original sample bag and the other half is placed into the empty bag, now as a separate sample with a different sample number. From this point on, the sample is blind to the analytical process.  The insertion of a duplicate sample is to monitor the integrity of the assay results.

11.2.6: DATA MANAGEMENT

Copies of assay certificates are either downloaded from the external lab LIMS system and/or sent via mail to the LSG database manager, and to the project’s Qualified Person.  The digital assay data, in the form of “csv” files are checked manually against the final paper assay certificates for clerical errors, and the results interrogated by a Lab Logger Version 2.0 program created by Gemcom.  The use of the software program ensures that the results from the QA/QC samples fall within the approved limits of the standard before this data is imported into the database.

11.2.7: ACCURACY ANALYSIS - STANDARDS AND BLANKS

Beginning in March 2009, samples results were entered into an Excel spreadsheet to determine if the assay value for the standards falls outside the control limits, if this occurred then these samples would be highlighted for check analysis. Since April 2010 this process has been handled using an ACCESS application developed by Gemcom Software International Inc. called Lab Logger (v.2.0).  Sample assay results, internal QC information, shipping data, standards, and duplicate samples are each stored in separate QC database tables, and data can be merged into relevant plot files as needed.

The QC samples in each group were subjected to specific pass or failure criteria, which determined whether a re-assay of the batch was required.  A sample group failure was identified whenever the analytical result for any certified standard in the group of 20 was greater than three standard deviations (the control limit) from the certified mean value for the standard and for any blank material, a value greater than 100 ppb (0.100 ppm).  All failed groups of samples were investigated to attempt to determine the cause of the erroneous result (analytical or clerical).  Potential clerical errors are sometimes reconciled by checking against original drill log records or original laboratory data sheets.  After the batch pass/failure criteria was applied, a geological override may be applied by the project QP on batches for which re-assay would be of no benefit (i.e. completely barren of gold assay values and mineralization indicators).  Sample groups given a geological override were not re-assayed.

Sample groups in which the QC samples were outside the established control limits that did not receive a geological override are not imported into the database. Instead, these samples were requested to be re-run at the analytical lab. In the case that the standard failed, all samples back to either: a) the last blank or standard that passed; or b) the first sample for the project in the sequence of samples being analyzed, were re-run from the pulp. In the case that the blank failed, all samples back to either: a) the last blank or standard that passed; or b) the first sample for the project in the sequence of samples being analyzed, were re-run from the reject material as this indicates contamination in the sample preparation stage.  If a request is made for re-analysis due to a standard failure then a new standard is sent to the lab to be analyzed with the samples in question.

11.2.8: PRECISION ANALYSIS — DUPLICATES

Prior to April 2010 internal laboratory pulp duplicate data and reject duplicate data were statistically followed and analyzed using EXCEL and after April 2010 using the Lab Logger software and were used for comparative statistical analysis. Comparison was made using descriptive statistics and scatter plots.  These plots were used primarily to identify project specific problems in assay reproducibility (precision), and individual erratic results, indicating potential sampling problems or clerical errors in the sample order within the batch.  When problems were identified in the data precision, the labs were notified and asked to investigate and report back their findings.  Erratic sampling results are then noted in monthly reports so that the geologist would be aware of the uncertainty in the sample value and be able to check for potential clerical errors within the samples then as per standard procedures, the first assay result from the pair was accepted into the database.

11.2.9: REPORTING AND PLOTTING

Brief monthly reports are completed during the year to include the number of samples sent to each lab for each project, the number of QC samples that failed, together with the reason why. As well, on a monthly basis, graphs are generated of each individual blind standard and blank, as well as the non-blind reject pairs and pulp duplicate pairs to check for sample bias at the assay lab.  All major projects are summarized individually, either at year end or at the end of the program, as soon as reasonably possible.

11.3.0: CHECK ASSAY PROGRAM

11.3.1: GENERAL STATEMENT

For major programs, or programs leading to resource or reserve calculations, a check assay program is implemented either during or following completion of drilling.  In this program, approximately 5% of the pulps form previously analyzed samples will be selected for re-assay at a neutral assay facility.  In order to select these check assays, groups of samples that passed QC but excluding QC samples are picked randomly from samples from a specific program.

The pulps were selected randomly by hole, ensuring that a wide range of original assay values, from trace to high grade were represented. The samples selected for check analysis were sent to SGS Mineral Services of Toronto for analysis.  For some selections, consecutive groups of samples ranging from 10-40 in number were picked randomly to make the selection process simpler. The pulps were initially analyzed using the fire assay with an AA finish (SGS analysis code FAA313) method and for results greater than 5 grams per tonne a re-assay was conducted by fire assay using a gravimetric finish.

11.3.2: PROCEDURES

Pulps will be selected by LSG project personnel and an electronic list of selected sample numbers will be prepared for the samplers. The samples will be submitted to the analytical facility in groups of 20, with the blind QC consisting of one standard and one previously analyzed blank pulp (18 samples, 2 QA/QC samples). The laboratory will report their internal pulp duplicate results as part of the assay report.  The old and new sample numbers and the positions of the standard and blank pulps will be recorded on the Check Assay excel table as the samples are packed and shipped to the lab for analysis.  Once analysis has been completed, the assay lab will report their findings in the standard LSG assay file format, including all of their internal QC data as part of the electronic assay file and will also provide a complete documentation of the means and standard deviation values for all internal reference materials used for the analyses.

When the check assay results are returned, the QC inserted in the check assay batches will be analyzed and comparative statistical analysis will be completed on all possible pairs of data, including, internal non-blind pulp duplicates and original assay versus check assay.

Reporting will be completed, after all assays are received, and have passed quality control checks.  A master report for each project will be issued documenting the procedures implemented and the QC results for all of the analyses.  The check assay results will be reported under separate cover for each individual project.

11.4.0: DISCUSSION

11.4.1: GENERAL OVERVIEW

Table 11.4.1 summarizes the diamond drill core QA/QC sampling program by WTM and LSG.  The QA/QC data for the West Timmins Mining period was only partially recovered; portions of the various electronic databases appeared incomplete, and the remaining QA/QC data still needs to be captured from hard copies of the drill logs and/or from the samples books, where available.  Analytical results from 1,799 QA/QC samples which included 1484 control samples from WTM and 315 control samples from Band-Ore were recovered from the historical databases, and were reviewed (as a single batch) by SGS Geostat, including an additional 7145 control samples from the Lake Shore drilling programs.  The QA/QC graphics on standards and blanks generated by Lake Shore Gold for the Gold River project are included in Appendix 5.  Observations, statistical analyses, discussion of results and recommendations of the data are contained in an independent report completed by Michel Dagbert, P. Eng of SGS Geostat, which is located in Appendix 8

TABLE 11.4.1: GOLD RIVER QA/QC DIAMOND DRILL CORE SAMPLING PROGRAM

	Surface Diamond Drilling	Surface Diamond Drilling
Sample Type	(WTM*)	(LSG)
Number of blank samples	806	2503
Number of duplicate samples	4	2126
Number of Standard samples	674	2516
Total QA/QC Samples	1484	7145
Number of QA/QC failures	N/A	63
Number of QA/QC failures override*	N/A	50
Number of QA/QC failures sent for re-assay	N/A	13

*WTM numbers reported are approximations from partial recovery of data

Note *

Reasons for a geological override include:

1)                                     if a standard or a blank fails by less than 0.05 grams per tonne as this is very close to the cut-off for a pass.

2)                                     If a standard or a blank fails by more than 0.05 grams per tonne and there are no ore grade samples, and no ore grade sample was anticipate within the area of the QC failure the sample is overridden as it is believed that no significant assay is affected.

3)                                     Occasionally a failure is due to the wrong standard being recorded as sent or two QC samples being switched at some point in the shipping process.  If this occurs and the error can be absolutely proven but corrections cannot be made the failure is overridden

4)                                     In the situation of a standard or blank failing but the drill hole is in an area that is actively being mined or developed before a re-assay can be returned the failure is overridden.

5)                                     Any time there is a failure of a blank ore standard that does not fall into one of the criteria it can still be overridden if the qualified person believes the error is forgivable.  In this case a comment stating the override is added to the database. An example of this is the QP noted that one standard was consistently failing by the same extent of an error.  The error was overridden and the standard replaced in future sample shipments.

6)                                     All other failures are pulp re-assayed by the laboratory they were initially assayed.

12.0: DATA VERIFICATION

12.1.0: GENERAL DISCUSSION

The diamond drilling logs, and assay results used in the preparation of the resource models were derived from four separate exploration companies.  Much reliance regarding the quality of the data is placed on the diligence of the supervisors overseeing the programs, being Mr. Joe MacPherson for Esso Minerals Canada (1985-1988), Mr. Robert Duess as QP for Band-Ore Resources Ltd. (1992-2006), Mr. Darin Wagner as QP for West Timmins Mining (2006-2009), and Mr. Jacques Samson as QP for Lake Shore Gold Corp. (2009-present).

12.2.0: HISTORICAL TREATMENT

Historical assays from the Esso Minerals exploration programs could not be verified, as drill core, rejects and pulps are no longer available.  Assay certificates for drill holes T-1 to T-5 were found, and results were consistent with the gold assays reported in the historical drill logs.  Results for the rest of the Esso holes were accepted at face value, as they appeared to be consistent with the results from more recent drilling.

Cavey (2002) reports that Joe Spiteri of Spiteri Geological and Mining Consultants Inc. (“SGM”) completed a quality control and data verification program on the drill core from three of the mineralized zones on the Thorne property. He selected 206 samples of drill core and sent them to a second lab for analysis. The following is his summary of this program from a July 27, 1997 memo to Band-Ore.

“—To summarize, SGM selected 206 sample intervals for check assay and 9 intervals (3 from each zone) for specific gravity measurement. The distribution of the assay database was as follows: In all cases the remaining —half of the core was sent for measurement. All the samples were selected from assay intervals deemed to be part of the mineralized zone. Wherever possible, complete — ore intervals were selected to simulate a complete cut across the deposit. (West Zone (69 QC Samples); Lower Fault Zone (55 QC Samples); East Zone 82 QC Samples.)

The sample preparation work commissioned by SGM was performed by Chemex Laboratories in Timmins, while the analysis was performed in Mississauga.

The correlation coefficient for the complete data base is greater than 0.95, which is statistically good, in particular because we are comparing separate halves of core (i.e. a coarse sample). With the exception of 2 or 3 statistical outliers the scatter of the overall data was found to be good. It should be noted; however, that for values greater than 10 g/t Swastika Laboratories shows a high bias in both the East and West Zones (but not the LFZ).

This same bias is apparent in “Figure 4” of the July 17, 1997 SGM Report. This figure compared 84 originals and rejects from Swastika and Bondar-Clegg. The fact that a similar bias occurs between originals/rejects and two halves of the core, leads me to believe that the problem is not with the core splitting. It is recommended that the pulps or rejects presently being stored with Chemex be sent to Swastika for re-assay.

The specific gravity measurements show very little variation from zone to zone, regardless of sulphide concentration. The average being 2.8.”

During the 2003 drilling program Mr. G. Cavey took five duplicate core samples from one of the drill holes at the time of a site visit.  The duplicates were analyzed in Vancouver by IPL Laboratories using the same procedures as ALS Chemex Chemitec, one of the labs used by Band-Ore and returned similar analytical results. Band-Ore Resources also undertook a routine QA/QC (quality control/quality assurance) program in addition to any programs employed by the individual laboratories, which was designed by the author (Cavey, 2003).  A minimum of 4% of samples submitted for analysis (four samples per hundred) are submitted as field blanks, and at least one sample per hole is submitted as a field duplicate.  Band-Ore also sporadically requests the re-assay of rejects at different laboratories for comparison of results.  The company has retained all split core samples in the core boxes with the exception of selected pieces of core and intervals taken by Band-Ore personnel for presentation purposes (these samples have not been located by Lake Shore Gold Corp. personnel).  Therefore, the author is of the opinion that the current sampling and QC/QA program now in place at Thorne meets the standards set out in NI 43-101 (Cavey, 2003).

Cavey’s 2004 report introduces the use of a certified standard per hole.  He states “In addition, Band-Ore inserts at least one blank, and at least one certified standard per hole, which is blindly placed into each hole and sent to the lab. There were no discrepancies in the analyses of the blanks and standards inserted into the sample streams that would suggest a lab error. Linda Bloom, of Analytical Solution Ltd., supplied the standard reference material. The reference material was supplied as 60 gm sealed foil packets termed OREAS reference material, Ore Research & Exploration Pty Ltd., 3 London Drive, Bayswater, Victoria, 3153, Australia. Grade varied from 0.182 to 11.27 g/t Au.”

During the 2004-2005 drill phase, a total of 3,621 core samples were sent for analyses plus the 211 QC/QA samples which therefore represented approximately 6% of the total sample database. The author is of the opinion that the current sampling and QC/QA program now in place at Thorne meets the standards set out in NI 43-101 and that no additional data verification sampling was required for future drill programs (Cavey 2006).  Band-Ore, in most situations, routinely inserts at least one blank and at least one certified standard per hole, which are blindly placed into each hole and sent to the lab. Only three holes did not have a QC/QA sample inserted. In areas of wide spread mineralization or large alteration zones, additional standards and blanks were inserted into the sample stream. In addition to the blanks and standards, the company routinely creates a duplicate sample by sawing one of the ½ split core into a ½ splits (now ¼ of the original core size) and submits the duplicate into the sample stream in select holes. There were no discrepancies in the analyses of the blanks and standards inserted into the sample streams that would suggest a lab error. Linda Bloom, of Analytical Solution Ltd., supplied the standard reference material. The reference material was supplied as 60 gm sealed foil packets termed OREAS reference material, Ore Research & Exploration Pty Ltd., 3 London Drive, Bayswater, Victoria, 3153, Australia. Band-Ore used 13 different standards, grade varied from 49 ppb to 11.27 g/t Au.

From September 2006 to November 2009, West Timmins Mining (WTM) had implemented a QA/QC program under the supervision of QP Mr. Darrin Wagner.  As stated in a press release dated February 07, 2007, Mr. Wagner states that “for quality control purposes blank, duplicate and analytical control standards were inserted into the sample sequence at irregular intervals and no significant discrepancies are reported.”

For the purpose of data verification, Lake Shore Gold sent the analytical results of 1799 QA/QC samples from the Gold River property (GR) which included 1484 control samples from WTM and 315 control samples from Band-Ore to be reviewed by Michel Dagbert, P. Eng of SGS Geostat.  He concluded: “Despite the high variability of gold grades from GR samples, the QAQC data of samples from pre-LSG holes (2003-2006) and analyzed at the ALS and Swastika labs tend to indicate that the quality of those sample grade values is satisfactory. Although we have significant differences between mean results and target values for some standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps low (0.4%).  Based on results for standards and blanks, the quality (both accuracy and precision) of assays at the Accurassay lab is more questionable. Fortunately, the results for standards at that lab indicate that gold values from that lab are likely to undervalue the true gold grade of submitted samples” (Dagbert 2012).  His complete report of statistical analysis is included in Appendix 8.

In August 2011, Lake Shore Gold also completed a check-assay program on 124 pulp samples collected from nine drill holes completed by Band-Ore, and from one hole completed by WTM.  The pulps were selected from mineralization zones thought to be representative of the Gold River West and Gold River East Zones, including samples from the Kapika area.  The correlation coefficient between ALS Chemex and the original assays from Swastika Laboratories is 0.997, which is considered excellent.  Details are included in Appendix 6.

12.3.0: LAKE SHORE GOLD CORP. DATA

Geological core logging and sampling are carried-out by LSG personnel, under the direct supervision of Jacques Samson, P.Geo. and QP for the project.  Verification of the data being recorded is part of an ongoing process, where drill logs are first to be reviewed by the original logger.  Processing of the assay results through the database manager will identify any apparent QA/QC failures, which are directly notified to the QP for the project.  The QP will then look into the apparent issues, and determine the nature of the failure (data entry error or analytical), and will dictate a course of action.  All drill logs have been verified by the QP, to ensure that lithologies, surveyed collar locations, downhole survey data, and assay data entries are complete.  A few minor issues were noted in the header tables, such as missing data entry for township, claim number for collar location, and comments regarding if the casing had been retrieved or not.  Portions of approximately 30 holes drilled by Lake Shore Gold Corp. were reviewed by Dave Rhys in 2011, and edits to the lithological tables were subsequently added to the corresponding drill logs.

All QA/QC data from Lake Shore Gold’s diamond drilling of the Gold River project up to January 17, 2012 was sent to SGS Geostat for review.  Michel Dagbert concluded:  “Despite the high variability of gold grades from GR samples, the QAQC data of samples from LSG holes in 2010-2011 and analyzed at the ALS Canada Ltd. lab tend to indicate that the quality of those sample grade values is more than satisfactory. Although we have significant differences between mean results and target values for some standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps extremely low (0.2%). Lab and coarse duplicates show better than expected sample errors i.e. about 5% relative difference for pulp duplicates and 20% relative difference for coarse duplicates. Check pulp samples at the SGS lab indicate that there is a possibility that ALS values are slightly conservative” (Dagbert, M., 2011).

12.4.0: ELECTRONIC DATABASE VERIFICATION

The historical database consisted of hard copies of drill logs, and numerous electronic versions provided by WTM in Excel, Access, and Log II format.  The LSG drill data is recorded directly into a computer using GEMCOM GEMS custom Drill Logger software.  In an effort to integrate all historical drill data into the current Lake Shore electronic database, all hard copies of historical drill logs were compared with the original digital copies available.

If only a hard copy of the drill log was found, or if the electronic versions were found to be incomplete, the most critical elements such as litho codes, collar locations, downhole surveys and assays were manually re-entered in the database.  Missing sampled intervals were re-entered by referring to the original sample books if available. Driller timesheets were often consulted when the end of hole was not noted in the log.  Out of 752 drill holes, 31 drill logs remain incomplete, including 5 which are completely missing.

For consistency, the format for naming drill holes was standardized (i.e. Gw07-01a would have been renamed GW-07-01A), and holes which were extended were assigned the suffix letter “E” (i.e. since TW96-23 was extended, it has been renamed TW-96-23E).

Different geological legends were used by the various operators over the years.  All litho codes were converted to a standard geological legend compatible with the one currently used by LSG for the project.

All original downhole survey tests available were collected, re-entered in an Excel table, and were verified for discrepancies against the electronic data.

Most historical drill holes collars were originally surveyed for Band-Ore and West Timmins Mining in NAD 27 coordinate system by Talbot Surveys Ltd.  Upon request by LSG, the surveying contractor provided a transformation to NAD 83.  For verification of accuracy, 24 historical collars were re-surveyed by Labelle L. Surveys.  Only one significant discrepancy was noted (TH-97-221), and this hole was excluded from the resource models.  All collars were plotted, and outliers were compared to historical drill plans and sections; in a few cases, the surveyed collar locations had to be rectified and positioned relative to other drill holes, as they clearly related to mislabeled or misread collars during the field survey.

Great effort was made to obtain digital and/or hard copies of assay certificates from all analytical labs used during the drilling programs by Band-Ore and West Timmins Mining.  Most certificates from Accurassay, ALS Chemex and Swastika Laboratories were located, and results were manually re-entered if gaps in the historical assay database were noted; all electronic certificates were imported and compared with the historical records.  A few minor discrepancies probably relating to clerical errors were noted and rectified.  For most of the Band-Ore drilling period (particularly from 1995 to 1998), the electronic certificates were not available, and only the most significant assay results reported in the drill logs were cross-checked against the original printed certificates.

Most historical drill logs are in the current Lake Shore Gold’s database in a “skeleton” format, which includes collar location, downhole surveys, litho codes and assays; geological details and header information such as dates, name of the core logger, etc, were not imported in the electronic database, but the original hard copies of the drill logs are available for reference.

The database was validated for interval overlaps, unusual sample lengths, and negative intervals.  Minor errors were noted and rectified, and no critical errors were found that would affect the geological or mineralization model.

12.5.0: RECOMMENDATIONS

Several recommendations were made following core review by Mr. Dave Rhys during the summer of 2011 (Rhys, 2011a, 2011b).

It was noted that several discrete lithologic units were not always recognized by the core loggers.  In particular, properly identifying the mafic unit which lies at the core of the Gold River Shear Zone, may help in targeting new mineralization zones; “Its presence defines the position of the shear zone, and changes in the thickness and morphology of the unit may have had important influence on the development of networks of shear zones hosting mineralization which occur in the adjacent sedimentary sequence” (Rhys 2011b).  Re-logging of some of the recent drill holes is currently underway, with a better emphasis on tracking deformation, alteration and density of the grey quartz-carbonate veinlets.  This should be expanded to a review of some of the historical core if accessible.  Valuable information could also be captured from the historical drill logs, coded and entered in the electronic database.  As data is being collected, modeling of the lithological units (mafics, conglomerates, porphyries) will help in positioning the various zones of mineralization, and may assist in targeting new areas.

A review of the geophysical data covering the Gold River property was initiated in 2011.  This project needs to be re-evaluated, focusing on tracking the Gold River Shear Zone and its associated mafic unit, and could assist in the identification of new potential gold-bearing structures.

13.0:  MINERAL PROCESSING AND METALLURGICAL TESTING

13.1.0: GENERAL DISCUSSION

Cavey reports in his June 30, 2002 and December 20, 2003 reports that Lakefield Research Limited performed a preliminary metallurgical examination on a 68 kilogram composite sample of drill core from the Thorne East Zone from holes TH-96-12, 19, 21, 22, 23, 25, 27, 30, 31, 32, 36, 37, 39, 41, 43, 45, 46, 47, 48, 51, 54 and 58. Lakefield completed gravity, cyanidation, froth flotation and pressure oxidization/cyanidation test on the composite sample. The information contained in this section is derived from a Lakefield report, titled —An Investigation of the Recovery of Gold and Silver from Northern Ontario Ore Samples, Lakefield Research” dated Feb 17, 1997. The author (Cavey) believes the information to be accurate and accepts the validity of the report.

In summary, gold recovery was poor as the gold particles were found to be fine grained regardless of feed size for both the gravity and cyanidation circuits. J. Spiteri P.Eng., summarizes the Lakefield report as follows:

—It was determined that a flotation time of 20 minutes would yield a recovery of in excess of 90% and a concentrate grade of 100g/t. pressure autoclaving was used as a means to oxidize the sulphide matrix. It yielded recoveries of 99% thereby indicating the refractory nature of the ore. It was concluded that a high grade concentrate can be produced by re-grinding and cleaning a rougher concentrate, but this concentrate would incur significant penalties as a result of the arsenic content. Lakefield recommended that studies be performed to test the possibility of reducing the arsenic content in the final concentrate. They did conclude that eliminating the arsenic would result in a loss of a significant proportion of the gold. It should be noted that the actual arsenic grade has not been established.”

All attempts by LSG at locating a copy of the original Lakefield Research report were unsuccessful.  No drill core from the West Deposit was sent for metallurgical testing.

No additional historical metallurgical testing is reported to have been completed.

The authors accepts the possibility that the conclusions of the investigation summarized by Spiteri is accurate for the samples taken, but that these may not be representative for all mineralization at the property or deposits being evaluated for resource potential. LSG is currently in the process of selecting samples from the various mineralized zones in order to carry out a new metallurgical study.

14.0: MINERAL RESOURCE ESTIMATES

14.1.0: SUMMARY

Lake Shore Gold has prepared an updated Mineral Resource Estimate for the Gold River property based on historical diamond drilling and drilling completed by LSG between February 2010 and January 17th 2012. All drilling was completed from surface with drill spacing locally down to 20 to 25 metres on strike and down-dip and up to 100m spacing at depth. A total of 752 holes totaling 228,045 metres have been completed on the Gold River property of which Lake Shore Gold completed 140 holes for a total of 55,816 metres. Most of drilling completed by Lake Shore targeted the East Deposit area above the 600 metre depth. A total of 492 solid intersections were used in the Resources estimate from 328 unique drill holes.

The Resource models are comprised of fifteen zones which have been grouped into two deposits called the East and West Deposits as shown in Figure 14.1.1. The Deposits extend for 3.3 kilometres along the Gold River Trend and are roughly centered on 461480E section and extend from surface to the 9200m elevation (0 to 800m below surface) for the East Deposit and on 459390E section and extend from surface to 9555m elevation (0 to 445m below surface) for the West Deposit. The Mineral Resource Estimate by category is tabulated in Table 14.1.1

The Gold River Resource totals 0.69Mt at 5.29 g/t Au, amounting to 117,400 ounces of gold in the Indicated category and 5.27Mt at 6.06 g/t Au, amounting to 1,027,800 ounces of gold in the Inferred category.

The Resources was estimated using Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 50 gram metres or 25 gram metres depending on the zone, and an assumed long-term gold price of US$1,200 per ounce.  The base case estimate assumes a cut-off grade of 2.0 gpt Au.

TABLE 14.1.1: GOLD RIVER TREND DEPOSITS MINERAL RESOURCE ESTIMATES

(Prepared by Lake Shore — January,  2012)

Resource Classification	Deposit	Tonnes	Capped Grade g/t Au	Contained Gold (ounces)
Indicated Resources	East	597,000	5.42	104,100
	West	93,000	4.44	13,300

	Total Indicated	690,000	5.29	117,400

Inferred Resources	East	4,317,000	6.39	887,300
	West	955,000	4.57	140,500

	Total Inferred	5,273,000	6.06	1,027,800

Notes

1.              CIM definitions were followed for classification of Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au.

3.              Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a US$/C$ exchange rate of 0.93.

4.              A minimum mining width of two metres was used.

5.              Capped gold grades are used in estimating the Mineral Resource average grade.

6.              Sums may not add due to rounding.

7.              There are no Mineral Reserves estimated for the Gold River Trend.

8.              Metallurgical recoveries are assumed to average 85%.

9.              Mining costs are assumed to average $90.00/tonne.

10.       Mr. Robert Kusins, B.Sc., P.Geo., is the Qualified Person for this Resource Estimate.

There are no Mineral Reserves present on the property as of the date of this Technical Report.

The current Resource Estimate updates a 1998 Estimate by Spiteri Geological & Mining Consultants Inc. which totalled approximately 4 million tonnes of 3 g/t gold for about 400,000 contained gold in the Inferred category. The thirteen previous zones have been largely re-interpreted into fifteen zones based on the previous drilling and holes completed since 1998. A comparison of the previous nomenclature for the zones and the current designations are summarized in Table 14.1.2.

TABLE 14.1.2: COMPARISON OF HISTORICAL AND CURRENT ZONE NOMENCLATURE

Spiteri 1998		Lake Shore 2012
Area	Zone	Deposit	Zone
Thorne West	Footwall	West Deposit	W1A, W1A1
	Hangingwall		W1B, W1B1

East Zone	South Limb	East Deposit	4800, 4800_S1, 4800_S1A
	Plum (Core)		4800_N1
	Nose		4800_N1, 4800_N2

Lower Fault	Main	East Deposit	4800_S1, 4800_S2
	Small		4800_S1
	Diabase		4800_S1
	West		4800_S1

Other Zones	South Limb - East	East Deposit	4800, 4800_S1, 4800_S1A
	4500E		4800_S1
	4800E		4800_S1
	North Porphyry		4800_N1

New Zones	—	East Deposit	4800_S1D
	—		4800_S3D
	—		4800_N4
	—		4800_N5A (Kapika)
	—		4800_N5B (Kapika)

FIGURE 14.1.1:  3-D VIEW OF GOLD RIVER TREND DEPOSITS, LOOKING NORTHEAST

Golden River Trend Deposits
West Deposit
Kapika
East Deposit
400m Level
459200.00
459400.00
459600.00
459800.00
460000.00
460200.00
460400.00
460600.00
460800.00
461000.00
461200.00
461400.00
461600.00
461800.00
462000.00
462200.00
9600.00
9400.00
5355400.00
5355200.00
N
0
200m
Lake Shore Gold Corp.
Gold River Trend
EAST AND WEST DEPOSITS
3D View - Looking Northeast
Date 21/3/2012
Author: BK
Office:
Drawing: 3D LONG
March 2012

14.2.0: ESTIMATION METHOD

14.2.1: ESTIMATION METHOD AND PARAMETERS

The following general procedure was used in developing of the block model Mineral Resource Estimate for the Gold River Deposits and includes:

•                  Database compilation and verification in Gemcom GEMS (“GEMS”).

•                  Interpretation of the zones on 25m spaced sections taking into account continuity of lithology, alteration and mineralization. Limits of the zone were defined by a lower cut-off of about 2.0gpt Au to provide continuity of zones. Mineralization often extends across lithological contacts. A minimum mining width of approximately 2.0m. Closed 3D rings were constructed and assigned an appropriate rock type and stored with its section definition in the GEMS polyline workspace

•                  Zones are defined by 3 or more intersections that form a continuous band of mineralization.

•                  The sectional interpretations are then strung together by tie lines and 3-D solids or wireframes are generated that represent the mineralized zones that are used for estimation of tonnes and grade. Outside edges of the 3-D model are extruded half the distance to the next section in areas with drilling, or 50.0m in areas with no drilling. Eleven 3-D solids were constructed to enable individual volumes, tonnages and grades to be reported. All solids were validated using GEMS validation tools to insure valid solids had been generated. A 3-D view of the interpreted zones is shown in Figure 14.2.1.

•                  Solid intersection composites are generated from all drill holes intersecting the 3-D Mineral Resource Solids. Corresponding entry and exit points are saved to the drill hole workspace and back coded with a zone identifier.

•                  Individual 1m composites are generated from the assay table based on down-the-hole averaging within the limits of the solid intersection composites. Composites whose widths are less than 0.5m are removed from the composite table. The composites are stored in a GEMS point area table along with a corresponding rock code for each composite.

•                  The 1m composites are then used to generate a block model grade based on an Inverse Distance Squared (“ID²”) interpolation that encompasses the 3-D wireframes that were assigned a unique rock code (4800, 4800_S1, 4800_S1A, 4800_S2, 4800_S1D, 4800_S3D, 4800_N1, 4800_N2, 4800_N4, 4800_N5A, 4800_N5B, W1A, W1A1, W1B, W1B1). Blocks were interpolated utilizing 5 passes. The first pass populated blocks within a 15m search radius requiring 3 holes within the search radius with a maximum of 2 composites from any one hole and a maximum of 10 composites. The second pass populated blocks within a 30m search radius requiring 3 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. The third pass populated blocks within a 60m search radius requiring 2 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. . The fourth pass populated blocks within a 60m search radius requiring 1 holes within the search radius with a maximum of 2 composites per hole and a maximum of 10 composites. The final pass was populated within a 120m search radius requiring a minimum of 1 holes, a maximum of 2 composites per hole and a maximum of 10 composites.

•                  The Resources were categorized on longitudinal section by grouping of areas of predominately pass 1 and 2 as Indicated and the remaining areas of largely pass 3 and 4 as Inferred Resources. A final category field was added to the block model to track this categorization.

FIGURE 14.2.1:  3-D VIEW OF EAST DEPOSIT RESOURCE SOLIDS, LOOKING NORTHEAST

East Deposit

4800_N5A
Kapika Zone
4800_N5B
4800_N4
4800_N2
4800_N1
4800
4800_S1A
4800_S2
4800_S1
4800_S1D
4800_S3D
400m Level
Elev (Z)
9400.00
461000.00
461200.00
461400.00
461600.00
461800.00
0
200m
N
Lake Shore Gold Corp.
Gold River Trend
EAST DEPOSIT
3D View - Looking Northeast
March 2012

FIGURE 14.2.2:  3-D VIEW OF WEST DEPOSIT RESOURCE SOLIDS, LOOKING NORTHEAST

West Deposit

W1B1
W1B
W1A1
W1A
Elev (Z)
9900.00
9800.00
9700.00
9600.00
400m Level
469100.00
469200.00
469300.00
469400.00
469500.00
469600.00
469700.00
N
0
100m
Lake Shore Gold Corp.
Gold River Trend
WEST DEPOSIT
3D View - Looking Northeast
March 2012

14.2.2: DATABASE

The database used for the current Resource Estimate is comprised of a Gemcom GEMS (Microsoft SQL) database which was compiled from data received from West Timmins Mining Inc. and work completed by LSG since acquisition of the properties. The GEMS database was used for the Mineral Resource estimation process and consists of tables including header, survey, lithology, and assay data with pertinent fields summarized in Table 14.2.2.1 Other tables and additional fields within the above tables are currently being utilized by Lake Shore in logging of the drill core and final resource estimation.

The following validation steps were taken to insure the integrity of the database:

1)              Plotting of plans and sections to check for location, elevation and downhole survey errors.

2)              Checking for any gaps, overlaps and out of sequence intervals for assay and lithology data using the GEMS validation tools.

3)              Thorough review of all historical data available to insure assay and survey (collar and down hole) information were properly presented in the database.

4)              Random validation of assay and lithology data against the drill logs and assay certificates.

Only minor discrepancies were noted and corrected prior to the estimation of the resources. None of the errors detected would have a significant impact on the Mineral Resource Estimate. The database, in the writer’s opinion, is appropriate for reporting of the Gold River Trend Resource.

In addition to the drill hole data, other data such as cross-sectional geological interpretation strings, section and level plan definitions, 3-D geological solids, point area data of assays and composites, as well as the block model, are stored within the GEMS database.

TABLE 14.2.2.1:  SUMMARY OF GEMS SQL DRILL HOLE DATABASE

Table Name	Table Description	Fields
Header	Drill hole collar location data in local grid co-ordinates	Hole-ID Location X Location Y Location Z Length Collar_Az Collar_ Dip

Survey	Down hole survey data of direction measurements at down hole distances	Hole-ID Distance Azimuth Dip

Assays	Sample interval assay data with Au units grams per tonne	Hole-ID From To Sample_NO Au_GPT_FIN Au_GPT_AA Au_GPT_GRA Au_GPT PM

Lithomaj	Major logged rock type intervals down hole	Hole-ID From To Rocktype

Lithomin	Minor logged rock type intervals down hole	Hole-ID From To Rocktype

14.2.3: GRADE CAPPING

Lake Shore Gold has utilized grade capping in its estimation of the Mineral Resources for the Gold River Trend Resource. To evaluate potential cutting factors, assay values were extracted from the database into a GEMS point area cloud and only those assays within the limits of the solid were used in plotting of cumulative distribution plots and log distribution plots. Individual statistical reports based on the raw gold assays were generated for each of the fifteen solids and are tabulated in Table 14.2.3.1. Due to a number of zones having a limited number of samples, the zones were grouped into East and West Deposits. The Kapika Zone (4800_N5A and 4800_N5B), a part of the East Deposit displaying a different style of mineralization and host rock was grouped separately for grade capping purposes.

A review of the West Deposit data shows all zones with a coefficient of variation of less than 2.00, which indicates no grade capping would be required for these zones. The combined totals for the East Deposit of 5.41 would indicate capping of the gold grade is required.

TABLE 14.2.3.1:  BASIC STATISTICS OF RAW AU ASSAYS RESOURCE SOLIDS

Zone	Total # Samples	Minimum (gpt Au)	Maximum (gpt Au)	Mean (gpt Au)	99th Percentile	Coefficient of Variation
4800	282	0.0025	138.00	5.64	62.13	2.25
4800_S1	375	0.0025	1350.00	10.41	91.95	6.97
4800_S1A	95	0.0025	71.24	5.23	53.62	1.77
4800_S2	39	0.0025	19.80	3.76	19.80	1.17
4800_S1D	72	0.0025	67.20	5.90	57.81	1.71
4800_S3D	154	0.008	295.00	8.13	110.50	3.34
4800_N1	267	0.0025	168.00	6.19	90.87	2.51
4800_N2	80	0.007	40.70	6.98	39.40	1.29
4800_N4	33	0.014	15.25	3.81	15.25	0.88
4800_N5A*	40	0.0025	122.20	6.09	122.20	3.18
4800_N5B*	86	0.010	35.20	4.74	31.40	1.23
Total East	1523	0.0025	1350.00	7.09	83.72	5.41
W1A	102	0.0025	25.71	3.97	25.51	1.16
W1A1	27	0.030	18.14	4.30	18.14	1.00
W1B	78	0.0025	16.69	3.92	15.03	0.88
W1B1	11	0.874	9.96	4.36	9.96	0.65
Total West	218	0.0025	25.71	4.01	24.32	1.02
Total All Zones	1741	0.0025	1350	6.71	71.72	5.36

* Kapika Zone

The zones were grouped into East Deposit (excluding Kapika) and Kapika Zone styles of mineralization and cumulative frequency plots were generated to determine discrete breaks in the population at the upper level of the assay data, to determine appropriate cutting levels for the zones. The GEMS statistical reports were as well examined to determine breaks in the populations. Gram metre values were used in the capping exercise to better represent the higher grade samples which are often taken over narrow intervals. Individual plots were created for each of the 2 mineralization styles, as well as a combined plot for gram metre gold values above a 0.1 g/t Au lower cut-off and are shown in Figures 14.2.3.1 to 14.2.3.4.

Figure 14.2.3.1: CUMULATIVE FREQUENCY EAST DEPOSIT (EXCLUDING KAPIKA ZONE)

AU_GM (raw)
50.0 m.g/t Au
Number of Samples
class
Frequency
Cumulative Frequency

FIGURE 14.2.3.2: LOG CUMULATIVE FREQUENCY EAST DEPOSIT (EXCLUDING KAPIKA)

AU_GM (raw)
50.0 m.g/t Au
Number of Samples
class (log10 scale)
Frequency
Cumulative Frequency
1
10
100

FIGURE 14.2.3.3: CUMULATIVE FREQUENCY KAPIKA ZONE

AU_GM (raw)
25.0 m.g/t Au
Number of Samples
class
Frequency
Cumulative Frequency

FIGURE 14.2.3.4: LOG CUMULATIVE FREQUENCY KAPIKA ZONE

AU_GM (raw)
25.0 m.g/t Au
Number of Samples
class (log10 scale)
Frequency
Cumulative Frequency

It was determined from the data that a gram metre value of 50m.g/t Au was appropriate for East Deposit. This capping level results in 16 assay values being capped out of a total of 1,179 assays occurring within the limits of the resource solids. This represents 1.4% of the total population. The capping level for the Kapika Zone was estimated at 25m.g/t Au. This capping level results in 2 assay values being capped out of a total 110 assays occurring within the limits of the resource solids. This represents 1.8% of the total population. No capping was required for the West Deposit. A summary of the samples above the grade cap is tabulated in Table 14.2.3.2.

TABLE 14.2.3.2:  SAMPLES ABOVE GRADE CAP BY ZONE

Zone	Capped Grade (m. g/t Au)	# of Samples Above Cap	Total # of Samples

East Deposit	50	16	1,179
Kapika	25	2	110
West Deposit	—	0	218
All Zones		18	1,507

14.2.4: BLOCK MODEL ASSAY COMPOSITING

Each 3-D solid was assigned a unique numeric rock code and name which were used to back code a name and rock code into all drill hole solid intersections. A total of 492 solid intersections were used in the Resources estimate from 328 unique holes and are summarized in Appendix 4, Gold River Solid Intersections.  This solid intersection table was used to generate a set of equal length composites of 1m length within the limits of the 3-D solid. The 1m composites are stored in a GEMS table and extracted out into a point area cloud for interpolation purposes. Both capped and uncapped composite grades are stored in the point area file.

A total of 1,654 1m composites from 492 holes were used in the estimating of the Resource.  Basic statistics of the 1m composites were compiled for the fifteen solids used in the Resource Estimate and are tabulated in Tables 14.2.4.1.

TABLE 14.2.4.1:  SAMPLE COMPOSITE STATISTICS

	4800		4800_S1		4800_S1A		4800_S1D
Statistic	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (50m.g/t)
# Samples	291	291	349	349	91	91	60	60
Minimum	0.00	0.00	0.00	0.00	0.0025	0.0025	0.00	0.00
Maximum	107.14	50.00	405.67	50.00	71.18	49.96	48.32	48.32
Mean	4.81	4.46	6.83	5.07	5.14	4.90	5.30	5.30
Median	2.26	2.26	3.15	3.15	2.64	2.64	3.49	3.49
Variance	98.42	52.84	625.85	62.61	79.05	53.14	63.90	63.90
Std Dev	9.92	7.27	25.02	7.25	8.89	7.29	7.99	7.99
CV	2.06	1.63	3.66	1.43	1.73	1.49	1.51	1.51

	4800_S2		4800_S3D		4800_N1		4800_N2
Statistic	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (50m.g/t)
# Samples	46	46	93	93	298	298	63	63
Minimum	0.00	0.00	0.01	0.01	0.00	0.00	0.01	0.01
Maximum	14.33	14.33	116.38	49.95	168.00	50.00	27.98	27.98
Mean	3.27	3.27	7.54	6.41	5.73	4.71	6.15	6.15
Median	2.39	2.39	3.06	3.06	2.43	2.43	3.97	3.97
Variance	12.37	12.37	222.25	86.11	191.32	51.17	45.50	45.50
Std Dev	3.52	3.52	14.91	9.28	13.83	7.15	6.75	6.75
CV	1.08	1.08	1.98	1.45	2.41	1.52	1.10	1.10

	4800_N4		4800_N5A		4800_N5B		W1A
Statistic	Au g/t	Au g/t Cap (50m.g/t)	Au g/t	Au g/t Cap (25m.g/t)	Au g/t	Au g/t Cap (25m.g/t)	Au g/t	Au g/t Cap (m.g/t)
# Samples	38	38	81	81	90	90	119	119
Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.002	0.002
Maximum	8.98	8.98	73.98	25.00	17.09	17.09	25.69	25.69
Mean	3.20	3.20	2.63	1.91	3.89	3.89	4.19	4.19
Median	2.62	2.62	0.58	0.58	2.84	2.84	3.05	3.05
Variance	5.30	5.30	79.14	16.04	16.50	16.50	20.70	20.70
Std Dev	2.30	2.30	8.90	4.01	4.06	4.06	4.55	4.55
CV	0.72	0.72	3.39	2.10	1.04	1.04	1.08	1.08

TABLE 14.2.4.1:  SAMPLE COMPOSITE STATISTICS CONTINUED

	W1A1		W1B		W1B1		Total
Statistic	Au g/t	Au g/t Cap (m.g/t)	Au g/t	Au g/t Cap (m.g/t)	Au g/t	Au g/t Cap (m.g/t)	Au g/t	Au g/t Cap (m.g/t)
# Samples	38	38	81	81	9	9	1,747	1,747
Minimum	0.17	0.17	0.0025	0.0025	1.58	1.58	0.00	0.00
Maximum	18.05	18.05	16.69	16.69	7.56	7.56	405.67	50.00
Mean	4.24	4.24	3.83	3.83	4.15	4.15	5.27	4.60
Median	2.82	2.82	3.09	3.09	4.06	4.06	2.66	2.66
Variance	14.91	14.91	10.28	10.28	3.72	3.72	202.72	45.51
Std Dev	3.86	3.86	3.21	3.21	1.93	1.93	14.24	6.75
CV	0.91	0.91	0.84	0.84	0.46	0.46	2.70	1.47

14.3.0: SPECIFIC GRAVITY

Specific gravity (“SG”) was determined on 141 samples from 59 holes of East and West Deposits at the Lake Shore exploration office using the conventional approach of weighing the samples dry and immersed in water. Similar styles of mineralization are present in both deposits with specific gravity varying between 2.67 and 3.12. The average of all samples within the Resource solids was 2.80 which was the value used for the Resource Estimate.

14.4.0: VARIOGRAPHY

Semi-variograms were created for the Resource solids using the 1m composites with the assay intervals capped at 50 m.g/t Au for the East and West Deposits. The variograms for the East and West Deposits are shown in Figure 14.4.1 along with a combined variogram.

In general the variography confirmed the general orientation of the models with the primary direction along the strike of the zones between 90 and 102 degrees azimuth. The models typically produced a range for the primary structure from 30 to 40m with sill values from 15 to 50 gammas and low nugget values. A shallow plunge to the east was apparent from all of the models generated.

FIGURE 14.4.1 VARIOGRAMS

East

major: -24.1737 -> 105.46 (45)
gamma(h)
distance
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.0
27.5
30.0
32.5
35.0
37.5
40.0
42.5
45.0
47.5
50.0
52.5
55.0
57.5
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
100
Normal
Variance
Variogram Model
Variogram Structures

West

major: -9.59672 -> 88.2916 (45)
gamma(h)
distance
Normal
Variance
Variogram Model
Variogram Structures

Combined

major: -34.3117 -> 103.089 (45)
gamma(h)
distance
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.0
27.5
30.0
32.5
35.0
37.5
40.0
42.5
45.0
47.5
50.0
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
75
80
85
90
95
100
Normal
Variance
Variogram Model
Variogram Structures

14.5.0: BLOCK MODEL MINERAL RESOURCE MODELING

14.5.1: GENERAL

The grade of the Mineral Resources is estimated by using the ID² interpolation method. This method interpolates the grade of a block from several composites within a defined distance range from the block. The estimation uses the inverse of the distance between a composite and the block as the weighting factor to determine the grade.

14.5.2: BLOCK MODEL PARAMETERS

The Mineral Resources have been estimated using a separate block models for each of the East and West Deposits which form the Resource.  A summary of the block model grid parameters are shown in Table 14.5.2.1.

TABLE 14.5.2.1: BLOCK MODEL GRID PARAMETERS

East Deposit

Model Origin	Grid	Model Dimension		Block Dimension
X	460450 E	Columns	700	Column width	3.0 m
Y	5354790 N	Rows	380	Row width	2.0 m
Z	10050 el	Levels	350	Level height	3.0 m
		Orientation	No rotation

West Deposit

Model Origin	Grid	Model Dimension		Block Dimension
X	458750 E	Columns	420	Column width	3.0 m
Y	5355200N	Rows	260	Row width	2.0 m
Z	10050 el	Levels	215	Level height	3.0 m
		Orientation	No rotation

14.5.3: GRADE INTERPOLATION

Blocks within the block models were interpolated by a five pass system with the first pass requiring that composites from at least three holes be used in determining the block grade. Separate interpolation passes were carried out for the East and West Deposits.

The primary search distance for this pass was set to 15m which is equivalent to the ½ the range as determined from the variography. This pass resulted in the interpolation of 1,194 blocks or 0.5% of the total for the East Deposit and no blocks interpolated for the West Deposit. The second pass was based again on three holes required within the search distance and the distance was expanded to 30m, or equivalent to the range as determined from the variography. This pass resulted in 27,652 blocks estimated or 11.2% of the total for the East Deposit and 2,206 blocks estimated or 4.6% of the total for the West Deposit.

The third pass required only 2 holes within a search radius of 60m, or equivalent to two times the range as determined from the variography. This pass resulted in 143,683 blocks being interpolated or 58.4% of the total for the East Deposit and 36,722 blocks or 76.4% of the total for the West Deposit.

The final two passes both required a minimum of one hole within the search radius of 60m and 120m to fill in the resource solids. The fourth pass interpolated 64,549 blocks or 26.2% of the total for the East Deposit and 7,306 blocks or 15.2% of the total for the West Deposit, while the final pass estimated 9,150 blocks or 3.7% of the total for the East Deposit and 1,833 blocks or 3.8% of the total for the West Deposit.

The variography as well as the general geometry of zones, alteration and mineralization were used to establish the search ellipse parameters. The orientation of the search ellipse by deposit and zone are summarized in Table 14.5.3.1. Similar search ellipse parameters were used for multiple zones where appropriate.

TABLE 14.5.3.1: SEARCH ELLIPSE PARAMETERS

East Deposit

Zone: 4800, 4800_S1, 4800_S1A, 4800_S2

	Search Ellipse Orientation (ZXZ)			Search Ellipse Range			Number of Samples
Pass	z	x	z	x	y	z	min	max	Max/hole

1	-2	-62	0	15	15	8	5	10	2
2	-2	-62	0	30	30	15	5	10	2
3	-2	-62	0	60	60	30	3	10	2
4	-2	-62	0	60	60	30	2	10	2
5	-2	-62	0	120	120	50	2	10	2

Zone: 4800_S1D, 4800_S3D

	Search Ellipse Orientation (ZXZ)			Search Ellipse Range			Number of Samples
Pass	z	x	z	x	y	z	min	max	Max/hole

1	5	-80	0	15	15	8	5	10	2
2	5	-80	0	30	30	15	5	10	2
3	5	-80	0	60	60	30	3	10	2
4	5	-80	0	60	60	30	2	10	2
5	5	-80	0	120	120	50	2	10	2

Zone: 4800_N1, 4800_N2, 4800_N4, 4800_N5A, 4800_N5B

	Search Ellipse Orientation (ZXZ)			Search Ellipse Range			Number of Samples
Pass	z	x	z	x	y	z	min	max	Max/hole

1	-2	-85	0	15	15	8	5	10	2
2	-2	-85	0	30	30	15	5	10	2
3	-2	-85	0	60	60	30	3	10	2
4	-2	-85	0	60	60	30	2	10	2
5	-2	-85	0	120	120	50	2	10	2

West Deposit

Zone: W1A, W1A1

	Search Ellipse Orientation (ZXZ)			Search Ellipse Range			Number of Samples
Pass	z	x	z	x	y	z	min	max	Max/hole

1	10	-68	0	15	15	8	5	10	2
2	10	-68	0	30	30	15	5	10	2
3	10	-68	0	60	60	30	3	10	2
4	10	-68	0	60	60	30	2	10	2
5	10	-68	0	120	120	50	2	10	2

Zone: W1B, W1B1

	Search Ellipse Orientation (ZXZ)			Search Ellipse Range			Number of Samples
Pass	z	x	z	x	y	z	min	max	Max/hole

1	5	-65	0	15	15	8	5	10	2
2	5	-65	0	30	30	15	5	10	2
3	5	-65	0	60	60	30	3	10	2
4	5	-65	0	60	60	30	2	10	2
5	5	-65	0	120	120	50	2	10	2

14.6.0: BLOCK MODEL VALIDATION

Plans and sections were cut through the block model and Resource solids to visually compare the block grades to the drill hole grades. The grade and distribution of the block grade is consistent with drill hole assay data and the interpolation parameters that were used. A typical section through the Resource solids is illustrated in Figure 14.6.1 for the West Deposit area and in Figure 14.6.2 for the East Deposit area. A Plan view of the models cut at the -160m Level are shown for the East Deposit area is shown in Figures 14.6.3.

Volumes of the individual solids were compared to volumes of the individual solids from the block model to insure proper coding of the solid.

A nearest neighbor interpolation of the block model using the same parameters and search ellipse as the ID² interpolation was completed and compared. Results showed no significant differences between the two interpolation methods and are tabulated in Table 14.6.1.

An independent review of the Resource Estimate was completed by Michel Dagbert, P. Eng of SGS Geostat.  A copy of the review titled “Resource Modeling and Estimation of the Gold River Trend Deposits” is attached in Appendix 8.

FIGURE 14.6.1:  SECTION 459560 LOOKING WEST - RESOURCE BLOCK MODEL

FIGURE 14.6.2:  SECTION 461460E LOOKING WEST - RESOURCE BLOCK MODEL

5355000.0 N
5355500.0 N
Surface
Overburden
10000.0Y
Sediments
4800
4800_S1
9800.0Y
4800_N1
4800_S1D
9600.0Y
4800_S3D
Sediments
4800_S1D
9400.0Y
9200.0Y
Block Au gpt
0.5 - 1.00 gpt Au
1.00 - 2.00 gpt Au
2.00 - 3.00 gpt Au
3.00 - 5.00 gpt Au
5.00 - 8.00 gpt Au
> 8.00 gpt Au
Lake Shore Gold Corp.
East Deposit Area
Section: 461620 East
+/- 10.0 metres
metres
0
50
100
5000.0X
5200.0X
5400.0X
March 2012

FIGURE 14.6.3:  BLOCK AND DRILL HOLE GRADES, -160m LEVEL

GOLDEN RIVER SHEAR ZONE
4800_N4
4800_N2
4800_N1
4800
4800_S1A
4800_S1
4800_S2
N
E
S
W
5355600.0Y
5355400.0Y
5355200.0Y
5355000.0Y
5354600.0Y
Block Au gpt
0.5 - 1.00 gpt Au
1.00 - 2.00 gpt Au
2.00 - 3.00 gpt Au
3.00 - 5.00 gpt Au
5.00 - 8.00 gpt Au
> 8.00 gpt Au
metres
0
50
100
Lithology Legend
Mafic unit
Altered Siltstone-Sandsone-Mudstone
Fresh Siltstone-Sandstone-Mudstone
Sandstone - dominant sediments
Mafic Conglomerate
Intense High Strain Zones
Geology after Rhys 2011
Lake Shore Gold Corp.
East Deposit
-160 Level +/- 20m
Plan View
Date:21/3/2012
Author: BK
Office:
Drawing: Plan 160
March 2012

TABLE 14.6.1: COMPARISON OF ID² AND NEAREST NEIGHBOUR INTERPOLATIONS, BLOCKS ABOVE 0.0 GPT Au UNCLASSIFIED

East Deposit

Interpolation Method	Tonnage* (t)	Grade (g/t Au)	Ounces** (oz Au)
ID²	6,432,418	5.42	1,120,092
NN	6,471,251	5.57	1,158,050
Relative difference	-1%	-3%	-3%

West Deposit

Interpolation Method	Tonnage* (t)	Grade (g/t Au)	Ounces** (oz Au)
ID²	1,164,259	4.25	159,236
NN	1,164,259	4.22	157,970
Relative difference	0%	1%	1%

All Deposits

Interpolation Method	Tonnage* (t)	Grade (g/t Au)	Ounces** (oz Au)
ID²	7,596,677	5.24	1,279,328
NN	7,635,510	5.36	1,316,020
Relative difference	-1%	-2%	-3%

14.7.0: MINERAL RESOURCES AND CLASSIFICATION

14.7.1: GENERAL

Lake Shore has separated the resources into eleven Resource solids between 460620E and 462340E for the East Deposit, a horizontal distance of 1.7 kilometres and four Resource solids between 459040E and 459740E for the West Deposit, a horizontal distance of 700 metres. Vertically, the zones have been defined from surface to about the 9200m elevation (800m below surface) for the East Deposit and from surface to the 9555m elevation (445m below surface) for the West Deposit.  The bulk of the resources are located above the 400m Level with 83% of the tonnes and 73% of the ounces located above this elevation. Details of the Resources by type are summarized in the following sections and views of the block models are illustrated in Figure 14.7.2.1 and 14.7.2.2.

14.7.2: MINERAL RESOURCES

The Indicated Mineral Resources for the Gold River Trend Deposits totals 690,000 tonnes at 5.29 g/t Au amounting to 117,400 ounces of gold. Table 14.7.2.1 summarizes the Resources at the 2.0 g/t Au cut-off.   Inferred Resources are as well summarized in Table 14.7.2.1 and amount to 5.27 million tonnes at 6.06 g/t Au totaling 1,027,800 ounces of gold. The effective date of this resource is January 17, 2012.

TABLE 14.7.2.1:  GOLD RIVER TREND DEPOSITS RESOURCES

Deposit	Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
East	Measured	—	—	—
	Indicated	597,000	5.42	104,100
West	Measured	—	—	—
	Indicated	93,000	4.44	13,300
Total	Measured and Indicated	690,000	5.29	117,400

East	Inferred	4,317,000	6.39	887,300
West	Inferred	955,000	4.57	140,500
Total	Inferred	5,273,000	6.06	1,027,800

Notes

1.               CIM definitions were followed for classification of Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.0 g /t Au.

3.               Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a US$/C$ exchange rate of 0.93.

4.               A minimum mining width of two metres was used.

5.               Capped gold grades are used in estimating the Mineral Resource average grade.

6.               Sums may not add due to rounding.

7.               There are no Mineral Reserves estimated for the Gold River Trend.

8.               Metallurgical recoveries are assumed to average 85%.

9.               Mining costs are assumed to average $90.00/tonne.

10.         Mr. Robert Kusins, B.Sc., P.Geo., is the Qualified Person for this Resource Estimate.

A summary by Level is shown in Table 14.7.2.2.

TABLE 14.7.2.2:  GOLD RIVER TREND DEPOSITS RESOURCES BY LEVEL

Resource Classification	Level	Deposit	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Indicated	Surface to -400m Level	East	597,000	5.42	104,100
		West	93,000	4.44	13,300
		All	690,000	5.29	117,400

	-400m to -800m Level	East	—	—	—
		West	—	—	—
		All	—	—	—

	Total Indicated	East	597,000	5.42	104,100
		West	93,000	4.44	13,300
		All	690,000	5.29	117,400

Inferred	Surface to -400m Level	East	3,331,000	5.38	576,400
		West	950,000	4.58	139,700
		All	4,281,000	5.20	716,100

	-400m to -800m Level	East	986,000	9.81	310,900
		West	6,000	3.87	700
		All	992,000	9.78	311,700

	Total Inferred	East	4,317,000	6.39	887,300
		West	955,000	4.57	140,500
		All	5,273,000	6.06	1,027,800

FIGURE 14.7.2.1:  3-D VIEW OF EAST DEPOSIT BLOCK MODEL LOOKING TO THE NORTHEAST

East Deposit
Kapika Zone
4800 Zones
400m Level
Elev (Z)
9600.00
9400.00
North (Y)
5355400.00
5355200.00
5355000.00
N
East (X)
460800.00
461000.00
461200.00
461400.00
461600.00
461800.00
462000.00
462200.00
0
200m
Block Au gpt
0.5 - 1.00 gpt Au
1.00 - 2.00 gpt Au
2.00 - 3.00 gpt Au
3.00 - 5.00 gpt Au
5.00 - 8.00 gpt Au
> 8.00 gpt Au
Lake Shore Gold Corp.
Gold River Trend
EAST DEPOSIT
3D View - Looking Northeast
Date:21/3/2012
Author: BK
Office:
Drawing: 3D LONG
March 2012

FIGURE 14.7.2.2:  3-D VIEW OF EAST DEPOSIT BLOCK MODEL LOOKING TO THE NORTHEAST

West Deposit

W1B1
W1B
W1A1
W1A
Elev (Z)
9900.00
9800.00
9700.00
9600.00
400m Level
East (X)
459700.00
459600.00
459500.00
459400.00
459300.00
459200.00
459100.00
North (Y)
5355500.00
5355400.00
N
0
100m
Block Au gpt
0.5 - 1.00 gpt Au
1.00 - 2.00 gpt Au
2.00 - 3.00 gpt Au
3.00 - 5.00 gpt Au
5.00 - 8.00 gpt Au
> 8.00 gpt Au

Lake Shore Gold Corp.

Gold River Trend

WEST DEPOSIT

3D View - Looking Northeast

Date:21/3/2012
Author: BK
Office:
Drawing: 3D LONG

March 2012

Indicated Resources were those blocks that formed a continuous zone on longitudinal section above the 2.0g/t Au cut-off based on blocks largely interpolated by the first two passes (3 holes within 30m search radius) of the interpolation process. Polygons were constructed about the drill hole solid intersections to help define the sphere of influence of individual holes and to demonstrate continuity. Portions of zones 4800, 4800_S1, 4800_S1A, 4800_N1 and 4800_N2 for the East Deposit and W1B for the West Deposit were continuous enough to be classified as Indicated. Longitudinal views of the individual zones were generated and areas of Indicated Resources were clipped out of the Resource Solid to facilitate re-coding of the resource category as illustrated in Figure 14.7.2.3.

The remaining portions or entire zones were deemed to lack continuity or the necessary confidence to be classified as Indicated. These portions or entire zones were classified as Inferred.

Through the modeling process there were a number of isolated intersections that could not be directly linked to one of the current Resource models. These intersections which amount to 39% of the high assay intervals above 20 g/t Au may with additional drilling provide the necessary continuity to allow construction of Resource solids. These isolated intersections were not included in the current Resource and may provide upside potential if the additional work can establish their continuity.

Uncut gold values were carried for the Resource to determine the effect of the capped grade and are tabulated in Table 14.7.2.2. The uncut gold grade for the Indicated Resource at the 2.0 g/t Au lower cut-off is 5.54 g/t Au amounting to 122,900 ounces. The grade capping for the Indicated Resource has reduced the total by 5,500 ounces or 5% of the total resource. Similarly, the uncut gold grade for the Inferred Resource at the 2.0g/t Au lower cut-off is 6.06g/t amounting to 116,800 ounces or 11% of the total resource.

FIGURE 14.7.2.3:  RESOURCE CLASSIFICATION 4800 ZONE, LONGITUDINAL VIEW LOOKING NORTH

461000.0 E
461200.0 E
461400.0 E
461600.0 E
461800.0 E
Surface
Overburden
10000.0Y
9800.0Y
9600.0Y
Indicated Outline
Inferred Outline
Polygon Outline
Legend
Pass 3 to 5
Pass 2
Pass 1
Indicated Category
Inferred Category
metres
0
50.0
100
461000.0X
461400.0X
461600.0X
Lake Shore Gold Corp.
Gold River Trend
4800 Zone
Longitudinal View
Date:21/3/2012
Author: BK
Office:
Drawing: Class_LS
March 2012

TABLE 14.7.2.3: GOLD RIVER TREND DEPOSITS MINERAL RESOURCE ESTIMATES

Category	Deposit	Zone	Tonnes (t)	Uncapped Grade (g/t Au)	Uncapped Ounces (oz)	Capped Grade (g/t Au)	Capped Ounces (oz)
Indicated	East	4800	153,000	6.71	33,000	6.04	29,700
		4800_S1	246,000	4.69	37,100	4.63	36,600
		4800_S1A	73,700	7.08	16,800	7.06	16,700
		4800_S1D	—	—	—	—	—
		4800_S2	—	—	—	—	—
		4800_S3D	—	—	—	—	—
		4800_N1	95,000	5.40	16,400	4.85	14,700
		4800_N2	30,000	6.65	6,400	6.65	6,400
		4800_N4	—	—	—	—	—
		4800_N5A	—	—	—	—	—
		4800_N5B	—	—	—	—	—
		Sub-total	597,000	5.71	109,700	5.42	104,100

	West	W1A	—	—	—	—	—
		W1A1	—	—	—	—	—
		W1B	93,000	4.44	13,300	4.44	13,300
		W1B1	—	—	—	—	—
		Sub-total	93,000	4.44	13,300	4.44	13,300

	Total Indicated		690,000	5.54	122,900	5.29	117,400

Category	Deposit	Zone	Tonnes (t)	Uncapped Grade (g/t Au)	Uncapped Ounces (oz)	Capped Grade (g/t Au)	Capped Ounces (oz)
Inferred	East	4800	454,000	5.69	82,900	5.43	79,200
		4800_S1	1,214,000	6.95	271,300	5.84	227,700
		4800_S1A	163,000	4.20	22,000	4.20	22,000
		4800_S1D	458,000	7.08	104,300	7.08	104,300
		4800_S2	365,000	4.12	48,300	4.12	48,300
		4800_S3D	757,000	12.10	294,600	10.31	250,800
		4800_N1	444,000	7.80	111,500	6.06	86,600
		4800_N2	114,000	5.89	21,500	5.89	21,500
		4800_N4	224,000	4.08	29,400	4.08	29,400
		4800_N5A	37,400	4.83	5,800	4.11	5,000
		4800_N5B	88,000	4.44	12,600	4.44	12,600
		Sub-total	4,317,000	7.23	1,004,200	6.39	887,300

	West	W1A	600,000	4.71	90,800	4.71	90,800
		W1A1	179,000	4.73	27,200	4.73	27,200
		W1B	143,000	3.96	18,200	3.96	18,200
		W1B1	34,000	3.91	4,300	3.91	4,300
		Sub-total	955,000	4.57	140,500	4.57	140,500

	Total Inferred		5,273,000	6.75	1,144,700	6.06	1,027,800

Notes

1.               CIM definitions were followed for classification of Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au.

3.               Mineral Resources are estimated using an average long-term gold price of US$1,2000 per ounce and a US$/C$ exchange rate of 0.93.

4.               A minimum mining width of two metres was used.

5.               Capped gold grades are used in estimating the Mineral Resource average grade.

6.               Sums may not add due to rounding.

7.               There are no Mineral Reserves estimated for the Gold River Property.

8.               Metallurgical recoveries are assumed to average 96.5%.

9.               Mining costs are assumed to average $82.00/tonne.

10.         Mr. Robert Kusins, B.Sc., P.Geo., is the Qualified Person for this Resource Estimate.

Sensitivities by lower cut-off were run at 0.50 g/t Au increments from 0.50 g/t Au to 3.00 g/t Au and are summarized in Table 14.7.2.3 for the Indicated and Inferred Resources. The higher cut-off grades result in only a slight decrease in total ounces. An elevated cut-off at 5.0g/t was also run for comparative purposes. At the higher cut-offs, the zones become patchier and less continuous and it has not been demonstrated that these higher grades would be achievable in a more selected mining approach. The base case of 2.0 gpt attempts to introduce some level of selectivity to the mining of the resource, but yet maintain continuity of the zone. At lower cut-offs, the zones become more continuous, but it becomes apparent that there would be opportunities to not mine portions of the resource. A grade-tonnage graph illustrating the sensitivities on an unclassified basis is shown in Figure 14.7.2.4.

TABLE 14.7.2.4:  GOLD RIVER DEPOSITS SENSITIVITIES

	Indicated Mineral Resources			Inferred Mineral Resources
Cut-off Grade (gpt Au)	Tonnes* (t)	Grade (g/t Au)	Ounces** Au	Tonnes* (t)	Grade (g/t Au)	Ounces** Au
0.50	817,000	4.69	123,100	6,448,000	5.21	1,079,000
1.00	792,000	4.81	122,400	6,195,000	5.39	1,073,000
1.50	747,400	5.02	120,600	5,820,000	5.66	1,058,200
2.00	690,000	5.29	117,400	5,273,000	6.06	1,027,800
2.50	619,000	5.64	112,300	4,742,000	6.49	989,200
3.00	539,000	6.07	105,200	4,176,000	7.00	939,200
5.00	283,000	7.99	72,600	2,175,000	9.81	686,100

*Rounded to nearest thousand - ** Rounded to nearest hundred

FIGURE 14.7.2.4:  GRADE-TONNAGE GRAPH, UNCLASSIFIED

Grade -Tonnage Graph for Gold River Deposit
All Domains, Unclassified
Tonnes/ Ounces
Grade (g/t Au)
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
7,426,769
7,264,767
6,986,901
6,567,428
5,962,416
5,360,671
4,715,125
2,457,701
9.60
6.89
6.39
5.97
5.58
5.32
5.15
5.04
1,203,193
1,202,100
1,195,466
1,178,792
1,145,173
1,101,477
1,044,382
758,733
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
4.50
5.00
Cut-Off Grade (g/t Au)
Ounces
Tonnes
Grade(gpt)

14.8.0: ADDITIONAL DRILL HOLE INFORMATION EVALUATION

Subsequent to the closing of the database on January 17, 2012, additional assays were received for seven additional holes. Four of these holes were from holes that had partial assays of the zones of interest and had been used in the Resource Estimate. The additional assays received from these holes did not change the interpretation of the zones with the exception of hole TH11-124A, which was used to update the Resource Estimate. The remaining 3 holes did not intersect the models and would not have any material impact on the Resource.

Revised collar locations were received for twelve holes subsequent to the closing of the database. This resulted in three holes, namely TH-11-121, TH-11-124 and TH11-124A, which intersected models being adjusted. The moving of the holes did not significantly move the locations of the solid intersections and would not have an impact on the Resource.

14.9.0: RECOMMENDATIONS

The following items are recommended for further study and evaluation:

1)              Evaluate the replacing of the ID2 interpolation method by ordinary kriging

2)              Continue monitoring of specific gravity and grade capping, as addition drill hole information is added to the database, to insure appropriate values are being used.

3)             Additional drilling, particularly zone 4800_S3D which currently accounts for about one third of Inferred Resource ounces, to better delineate the extent of the Resource and increase its confidence level.

4)             Evaluate isolated intersections to determine areas which may be brought into Resources with additional drilling.

15.0: MINERAL RESERVE ESTIMATES

This section is not applicable to the current report.

16.0: MINING METHODS

This section is not applicable to the current report as there has not been a preliminary economic assessments, pre-feasibility studies, or feasibility studies undertaken on the Gold River property and there is currently no mining activity. The Resources have been modeled with the premise that an underground mining method, yet to be determined, would be appropriate for extraction of the Resource, although this does not preclude local open pit mining of the Resource.

17.0: RECOVERY METHODS

This section is not applicable to the current report.

18.0: PROJECT INFRASTRUCTURE

There is no infrastructure on the Gold River property other than diamond drill trails and quad / skidoo paths.  The Timmins West Mine location is approximately 4 kilometres north of the property center.

19.0: MARKET STUDIES AND CONTRACTS

This section is not applicable to the current report.

20.0: ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1: PERMITS

To date no permits have been required to surface explore the Gold River property.

20.2: STUDIES

The following studies are current to the Timmins Mine Complex situated 4 kilometres north of the Gold River property center:

1)              An Acid Rock Drainage Study (“ARD”) is anticipated to be complete in January 2012. The study included the geochemical properties of ore and waste rock from Timmins Mine and Thunder Creek. The study will look at the acid base accounting (“ABA”), leachate generation and whole rock analysis. This information will support permitting for the proposed tailings facility at Timmins Mine and the expansion of the Bell Creek Tailings Facility. The information generated will be used to determine if Waste Rock from the Timmins West Complex is suitable as construction material and if the ore and waste rock have any potential for generation of Acid Rock Drainage. This information will be critical in the design of a tailings and if the effluent generated from waste rock or ore will be required to be treated.  This study is not related to the Gold River project.

2)              In order to determine if there are any archeological sites in the area of the Timmins Mine and Thunder Creek, a “Stage 1 Archeological Study” is underway. This study will be used for planning purposes and will assist the mine and exploration in their future areas of development. The draft has been completed with LSG comments submitted.

3)         A series of studies in support of the Proposed Tailings Facility for the Timmins West Complex have been initiated.  Some studies are presently ongoing and studies have been placed on hold pending the results of the progress on an expansion of the Bell Creek Tailings Facility On-going studies include:

a.       A terrestrial study looking at the Ecosystem of selected tailings locations.

b.       An aquatic study of a pond within the planned proposed tailings pond area

c.       A geotechnical program for the proposed tailings area

4)         Lake Shore Gold Corp is in the process of completing a Storm Water Plan for the Timmins West Complex. This study is to determine how surface water will be managed on site.

5)         Preparations are being made to design an Environmental Effects Monitoring for Aquatic Study to be conducted on the Tatachikapika River for 2012 (Ternes, T., 2011)

20.3: CONSULTATION

An Impact and Benefits Agreement (“IBA”) with the Mattagami and Flying Post First Nations has been negotiated and signed (February 17, 2011).  The IBA outlines how Lake Shore Gold Corp. and the First Nations communities will work together in the following areas: education and training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions (Hagan, B.; Samson, J., 2011, personal communication).

21.0: CAPITAL AND OPERATING COSTS

This section is not applicable to the current report.

22.0: ECONOMIC ANALYSIS

This section is not applicable to the current report.

23.0: ADJACENT PROPERTIES

23.1.0: GENERAL STATEMENT ABOUT ADJACENT PROPERTIES

The Gold River mineralized zones, within Thorneloe township are situated between 20 to 38 kilometres south west of the historical producing and past producing gold mines of the Porcupine Gold Camp.  Table 23.1.1 states the distance from the centre of the property to a selected list of mines within the Timmins area.

TABLE 23.1.1: DISTANCE FROM CENTER OF THE GOLD RIVER PROPERTY TO SIGNIFICANT TIMMINS AREA MINING LANDMARKS

MINE	DISTANCE (KILOMETERS)	GENERAL DIRECTION

Kidd Creek Mine	39.3	north northeast
Hoyle Pond Mine	38.2	north northeast
Dome Mine	24.6	northeast
McIntyre Mine	21.8	north northeast
Hollinger Mine	20.9	north northeast
Bell Creek Mine Complex	34.3	north northeast
Timmins West Mine	4	north northwest
Thunder Creek Advanced Project	3.3	north northwest

The closest and most significant property with reported and published resources is Lake Shore Gold Corp.’s Timmins Mine in Bristol township. The headframe of the mine is approximately 4 kilometres north northwest of the Gold River property’s centre.  SRK Consulting (Canada) Inc. (SRK) present a NI 43-101 compliant Resource Estimate for the Timmins Mine that includes: 3,268,000 tonnes at 8.62 grams per tonne gold, cut (905,000 contained ounces gold) or 12.29 grams per tonne gold (uncut) (1,291,000 contained ounces gold) in the indicated resource category; and an additional 968,000 tonnes with an average grade of 5.62 grams per tonne gold in the inferred resources category.

23.2.0: ADVENTURE GOLD INC. — MEUNIER 144 GOLD PROPERTY — BRISTOL TOWNSHIP

RT Minerals Corp. and Lake Shore Gold Corp. have optioned the Meunier 144 Gold Property from Adventures Gold Inc.  The property consists of ten (10) freehold patent claims with an approximate area of 160 hectares. The south-east claim, P26393 straddles the junction of highways 101 and 144 with a common boundary to the west boundary of Lake Shore Gold Corp.’s Timmins Mine.  The west and south-west boundaries are contiguous with the western portion of the Thunder Creek property and the claim’s southern boundary is approximately 4.6 kilometres from the centre of the Gold River property.  The claims are underlain by metamorphosed mafic volcanics of the Tisdale assemblage that are intruded by diabase dykes belonging to the Matachewan dyke swarm.  The property has been drill tested for the possible deep, (2,000 metres) down dip, down plunge extension of Timmins Mine, and the Rusk horizon. The 2010 mineral deposits inventory (“MDI”) lists MDI42A05NE00004 as a discretionary gold occurrence located in the central east section of claim P26392.  The MDI reports the showing as “a 12 inch quartz vein reportedly returned 0.17oz/t gold from a 1946 diamond drill hole”.

FIGURE 23.1:  LOCATION OF ADJACENT PROPERTIES

Legend
Gold River Property
Lake Shore Gold Corp.
Adventure Gold Inc.
Pelangio Exploration Inc.
Newcastle Minerals Limited
Richmont Mines Inc.
Explor Resources Inc.
Primary Roads
CARSCALLEN TWP
BRISTOL TWP
OGDEN TWP
DENTON TWP
THORNELOE TWP
PRICE TWP
Lake Shore Gold Timmins Mine
Gold River Property
101
144
N
0
2
4
Kilometers
Projection:
UTM NAD83 Zone 17N
450000
455000
460000
465000
470000
5365000
5360000
5355000
LAKE SHORE GOLD CORP.
GOLD RIVER PROJECT
ADJACENT PROPERTIES
Date: January, 2012
Name: JS
File: thorne_adjacent_properties_jan_2012.mxd

23.3.0: PELANGIO EXPLORATION INC. — POIRIER OPTION — BRISTOL TOWNSHIP

Two staked mineral claims with an area of 64 hectares are situated between the Meunier 144 property — Timmins Mine property and to the north of the Thunder Creek property. The claims are underlain by mafic metavolcanic rocks belonging to the Tisdale assemblage.  The MDI does not describe or locate a mineral occurrence on this property.  On their website Pelangio report completing prospecting, and an MMI soil geochemical survey.  They state quartz veining and sulphides where noted on the property during the surveys.  The location of the quartz veins and sample results are not available. The closest point of the southern boundary of the Pelangio property to the centre of the Gold River property is 4.1 kilometres.

23.4.0: NEWCASTLE MINERALS LIMITED — WEST TIMMINS GOLD PROJECT — CARSCALLEN TOWNSHIP

The property consist of nine (9) freehold patent claims covering an area of approximately 118 hectares in Carscallen township.  Newcastle Minerals Limited optioned the patents which have both mineral and surface rights from Timmins Forest Products Limited in 2009.  In May of 2010, SGX Exploration entered into an agreement with Newcastle Minerals Limited to acquire an option to earn 75% interest in the nine patents.  The east boundary of the Newcastle claims is situated 6.3 kilometres west of the center of the Gold River property.

The western portion of the claim group is underlain by mafic to intermediate metavolcanics belonging to the Deloro assemblage rocks. The central portion of the claims are underlain by felsic to intermediate metavolcanic rocks belonging to the Kidd-Munro Upper assemblage, and the south-eastern portion of the claim group contains Tisdale assemblage mafic metavolcanic rocks. The MDI does not locate a mineral occurrence on this property.

Work completed by Newcastle Minerals Inc. is summarized in Table 23.4.1.  Diamond drilling targeted an explanation for geophysical anomalies.  No assays greater than 1 gram were reported in the NI 43-101 report “Technical report on the West Timmins Gold Project Carscallen township, Porcupine Mining District, Ontario” authored by D.C. Leroux P.Geo. A.C.A. Howe International Ltd., September 26, 2011.

TABLE 23.4.1: SUMMARY OF WORK NEW CASTLE MINERALS LIMITED

YEAR	SURVEY TYPE	COMMENTS
2010	Total field magnetic response	13.7 kilometres
	Induced Polarization and Resistivity	13.7 kilometres
	MMI soil geochemistry	72 samples, from 7 lines
	7 BQ (35mm diameter) diamond drill holes	1,516 metres
	Core samples for gold analysis	420 samples

2011-09-30	9 BQ diamond drill holes	2032 metres
	Core samples for gold analysis	817 samples

23.5.0: RICHMONT MINES INC.  — CRIPPLE CREEK PROPERTY — DENTON TOWNSHIP

The north-east corner of the Cripple Creek property is approximately 5 kilometres south west of the centre of the Gold River property.  Richmont acquired the project in 2002 and explored the property until 2005.  Exploration activities resumed in 2010 over the project that consists of 26 staked claims, 43 claim units (688 hectares).  Ontario’s Mineral Deposits Inventory indicates four (4) occurrences are located within the property.  Gold was first discovered in the 1950s by R.E.  Halpenny and the showing that bears his name (also known as Mahony Creek-1984, MDI42A05SE00005).  The local stratigraphy, as it is currently understood, is composed of a series of intercalated mafic and ultramafic and mafic metavolcanic flow units belonging to the Tisdale assemblage.  Gold bearing quartz-carbonate veins occur within alteration zones at the mafic —ultramafic metavolcanic contact as well as in strained section of the mafic metavolcanics.  Since the discovery of gold on the property the following companies have tested the property by means of diamond drilling, stripping, trenching overburden sampling, geophysical and geochemical surveys: Hollinger Consolidated Gold Mines Limited, Gambit Exploration, Gowest Amalgamated Resources Limited, Noranda Exploration Company Limited, Hemlo Gold Mines Inc. and Battle Mountain Gold. Three gold bearing area have been identified: MDI42A05SE00056, the Cripple Creek Zone 16 referenced to Battle Mountain’s drill collar cc96-16; MDI42A05SE00057, the Cripple Creek Zone 17 also referenced to a Battle Mountain drill collar cc96-17; MDI42A05SE00058, the Mahoney Creek Zone reference with Hemlo Gold drill collar cc93-1.

Richmont Mines Inc., report that they have completed a two phase diamond drill program for a total of 8032 metres of drilling.  No Resource Estimate is reported for this property.

23.6.0: EXPLOR RESOURCES INC. — TIMMINS PORCUPINE WEST (ONTARIO) PROPERTY — BRISTOL AND OGDEN TOWNSHIPS

Explor Resources Inc. have 120 claims (204 claim units) totaling 3,264 hectares registered to their name in the area of the Timmins Porcupine West Project located in Bristol and Ogden townships.  The southwest corner of the claim group is situated approximately four (4) kilometres from the Timmins Mine headframe.  The 2010 provincial mineral deposits inventory locates 9 mineral occurrences adjacent to the claim line or within the property boundary.  These gold mineral occurrences are:  1) MDI42A06NW00055  — Mineral Estates Ltd (Waterhen Group) — 1930 (also known as: Torburn ddh no 2 — 1931; P. Hubert Claim P8504 — 1911; Hulcano Porcupine -1946); 2) MDI42A06NW00195- Cominco DDH BR-87-1 — 1987; 3) MDI42A06NW00196 - Placer Dome DDH ###-## -####; (also known as: Cameco South Zone — 2002 and Cameco DDH BRS02-19-2002); 4) MDI42A06NW00197 - Cameco DDH BRS02-12 — 2002; (also known as: Cameco SW Zone — 2002); 5) Mdi42a06nw00198 - Hoyle Mining DDH No. 1 — 1945; (also known as: Cameco DDH BRS02-14 — 2002); 6) MDI42A06NW00199- Cameco Main Zone — 2002; (also known as: Bristol Project — 1998, and Placer Dome Project 246 — 1985); 7) MDI42A06NW00200 - Cameco DDH BRS02- 16 — 2002, or Cameco East Zone — 2002; 8) MDI42A06NW00208 - Hollinger DDH B.O. # 3 — 1959; and 9) MDI42A05NE00024 — Foley-Obrien Claim 15462 — 1928 or the Wright Ventures Group — 1939.

Cameco Gold Inc. geologists Babin, Samson, and Koziol (2002) describe the property geology as follows: “The property geology is marked by a southwest striking package of sediments which are bounded to the north by mafic volcanics and intruded in the central part of the property by a variably altered quartz-feldspar- porphyritic intrusion.  The margins of the main porphyry body consist of porphyry dyke swarms of similar composition intruding the sediments.  Recent age dating suggests that the mafic volcanic rocks on the north side of the property belong to the Tisdale Group (Ayers et al, 1999).  The sediments consist of moderately chloritic interbedded sandstones and +/- argillaceous mudstones, exhibiting well defined Bouma sequences away from the porphyry.  Close to the main porphyry intrusion, the sediments are coarser grained with only minor mudstone horizons.  The sand stone beds are more massive, crudely bedded and contain an appreciable percentage of quartz grains and granule size siliceous clasts (chilled porphyry clasts?).  Some sediment horizons close or in contact with the porphyry contain up to 70% variably altered and deformed, granule to cobble size porphyry clasts similar to the main porphyry intrusion, surrounded by a sandstone matrix.  These horizons probably represent brecciated contact zones of the porphyry intruding the sediments.  Where porphyry dykes are not observed in contact with the conglomerate-like horizons they are alternatively be explained as debris flow horizons eroded from the main porphyry.  The mafic volcanic/sediment contact is marked by graphitic argillite and interpreted to dip north based on limited drill hole information in that area of the property.  Because of its generally coarse nature and its composition (rich in quartz grains and siliceous clasts), the sediment package is interpreted to be transitional between the Krist formation and the Porcupine Group sediments described in the Timmins area stratigraphy.  Over the central and south parts of the property, stratigraphic facing is to the south based upon graded bedding and flame structures in the sediments.  Numerous late north-northwest trending diabase dykes of variable with crosscut all units.

Langton et al. (2012) describe the property is marked by southwest-striking series of steeply north-dipping faults and zones of high-strain (“shear zones”) that parallel a moderate to strong foliation present in all the rocks except the diabase dykes.  A quartz-feldspar porphyry intrudes the central part of the Property and is itself intruded by a smaller, linear syenite body.  The quartz-feldspar porphyry (QFP) is locally strongly altered by sericitic, chloritic and carbonaceous alteration, and local silicification, where it is transected by high-strain zones.

The mineralization as being hosted by a series of strongly foliated, parallel structural zones interpreted to be striking southwest and dipping about 70° northwest.  Gold values are spatially associated with disseminated, fine-to-coarse grained subhedral pyrite.  Chloritized bands of pyrite, chalcopyrite, and red sphalerite are locally cored by quartz-carbonate veins, which have been subsequently boudinaged.  Not all pyrite is associated with gold mineralization.  Visible gold has been recognized occurring as free grains in chlorite, and quartz-carbonate veins, and as inclusions in pyrite and chalcopyrite (but not with sphalerite).

The area south and southwest of the QFP hosts several gold-anomalous zones associated with pyrite-pyrrhotite-red sphalerite stringers.  This gold and zinc anomalous mineralization is distinct from the main pyrite-chalcopyrite mineralization seen in the central part of the main porphyry.

The chlorite alteration overprints the (earlier) sericite alteration, late, quartz-chlorite-hematite-tourmaline veinlet stockworks locally crosscut the QFP, but there is no apparent correlation between the veinlets and the gold.  Where the QFP is less deformed and sericitized the feldspar phenocrysts are preferentially epidotized, and the rock is generally more siliceous, highly fractured and blocky.

Explor Resources Inc.’s recently filed NI 43-101 Technical Report prepared for utilizing diamond drill results available as of May 03, 2011 and an effective date of November 23, 2011 states an Inferred Mineral Resource of 6.29 million tonnes grading 4.11 grams per tonne for 831,175 ounces of in-situ gold at a cut-off of 2.20 grams gold per tonne (Langton et al., 2012).

24.0: OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

25.0: INTERPRETATION AND CONCLUSIONS

Lake Shore Gold has prepared an updated Mineral Resource Estimate for the Gold River property based on historical diamond drilling and drilling completed by LSG between February 2010 and January 17th 2012. A total of 752 holes for a total of 228,045 metres were completed on the Gold River property of which Lake Shore Gold completed 140 holes for a total of 55,807 metres. Most of drilling completed by Lake Shore targeted the East Deposit area above the 600 metre depth. The drilling has demonstrated continuity of grade, mineralization and geologic structure to support the definition of a reasonable prospect of economic extraction defined by CIMM standards for indicated and inferred resource classifications.

The Resource models are comprised of fifteen zones which have been grouped into two deposits called the East and West Deposits. The Deposits extend for 3.3 kilometres along the Gold River Trend and are roughly centered on 461480E section and extend from surface to the 9200m elevation (0 to 800m below surface).  The bulk of the resources are located above the 400m Level with 83% of the tonnes and 73% of the ounces located above this elevation.

The Gold River Resource totals 0.69Mt at 5.29 g/t Au, amounting to 117,400 ounces of gold in the Indicated category and 5.27Mt at 6.06 g/t Au, amounting to 1,027,800 ounces of gold in the Inferred category as shown in Table 25.1. The effective date of this resource is January 17, 2012.

The Resources was estimated using Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 50 gram metres or 25 gram metres depending on the zone, and an assumed long-term gold price of US$1,200 per ounce.  The base case estimate assumes a cut-off grade of 2.0 g/t Au.

Michel Dagbert, Eng., senior geostatistician, SGS Geostat reviewed the Gold River block model and employed an alternative grade interpolation technique to cross check Lakeshore’s own block model. Michel employed the traditional approach for estimating narrow sheet like structures by projecting hole mineralized intersections to a vertical section plane and using polygons of influence about the intercepts. The polygonal approach produced a total ounce estimate of 1.05Moz versus 1.27Moz at no cut-off for the block model, within acceptable limits given the mostly inferred categorization of the estimated resource.

A sensitivity analysis was carried out to examine the impact upon the tonnage, average grade and contained ounces by increasing the cut-off grade up to 5.0 g/t Au.  By increasing the cut-off grade, the model demonstrates opportunity to optimize target grade by carving out the fringe, lower grade mineralization while maintaining grade and geological continuity and minimal loss of ounces.

TABLE 25.1:   MINERAL RESOURCE ESTIMATE — JANUARY 2012

Lake Shore Gold Corp. — Gold River Deposits

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Indicated	690,000	5.26	117,400
Inferred	5,273,000	6.06	1,027,800

Notes

1.               CIM definitions were followed for classification of Mineral Resources.

2.               Mineral Resources are estimated at a cut-off grade of 2.0 g  /t Au.

3.               Mineral Resources are estimated using an average long-term gold price of US$1,200 per ounce and a US$/C$ exchange rate of 0.93.

4.               A minimum mining width of two metres was used.

5.               Capped gold grades are used in estimating the Mineral Resource average grade.

6.               Sums may not add due to rounding.

7.               There are no Mineral Reserves estimated for the Gold River Trend.

8.               Metallurgical recoveries are assumed to average 85%.

9.               Mining costs are assumed to average $90.00/tonne.

10.         Mr. Robert Kusins, B.Sc., P.Geo., is the Qualified Person for this Resource Estimate.

26.0: RECOMMENDATIONS

The following items are recommended for further study and evaluation:

1)              Evaluate the replacing of the ID2 interpolation method by ordinary kriging.

2)              Continue monitoring of specific gravity and grade capping, as addition drill hole information is added to the database, to insure appropriate values are being used.

3)              Additional drilling, particularly zone 4800_S3D which currently accounts for about one third of Inferred Resource ounces, to better delineate the extent of the Resource and increase its confidence level.

4)              Evaluate isolated intersections to determine areas which may be brought into Resources with additional drilling.

5)              To attempt to better identify and record discrete lithologic units as the mafic unit, conglomerates with an emphasis on “grey alteration and mineralization zones”, grey quartz veinlets and areas of high strain.

6)              Construct a lithological model of the deposits that would include a sectional and plan view interpretation.

7)     Continue to filter the available geophysical surveys, to assist in the interpretation of alteration, lithology and high strain zones.

8)              Continue to keep tracking and improving diamond drill log quality and completeness.

9)              Complete metallurgical testing on all of the mineralized zones, comparing similarities and differences.

Proposed is an $8,228,000, two stage exploration program based upon the above recommendations.  Expenditures proposed for Phase 2 will be based upon results received in Phase 1, and should be adjusted accordingly.  The Phase 1 program should be directed to expand the existing Inferred Resources by focusing on extending the higher grade mineralized zones along strike and at depth, especially 4800_SD3. The Phase 2 program would involve continued resource expansion, limit infill drilling to upgrade a portion of the Inferred to Indicated and exploration drilling further east and west of the Gold River Deposits to follow up on favorable drill hole intersections. Table 26.0.1: lists the proposed exploration categories and proposed expenditures.

TABLE 26.0.1:  PROPOSED PROGRAM AND BUDGET

PHASE	SURVEY/WORK TYPE	BUDGET ($)

Phase 1	Diamond Drilling (17,100m)	2,138,000
	Analytical/Samples (18,900 samples)	444,000
	Contractor, core storage	30,000
	Structural Geological Consultant	35,000
	Geophysical Consultant	25,000
	Metallurgical Work	28,000
	Geological Compilation/Core re-logging	20,000
	Share of Office Administration	140,000
	Subtotal	2,860,000

Phase 2	Diamond Drilling (25,000m) fill-in resource	3,125,000
	Exploration Diamond Drilling (10,000m)	1,250,000
	Analytical/Samples (32,450 samples)	763,000
	Geological Consultant	20,000
	Metallurgical Work	50,000
	Share of Office Administration	160,000
	Subtotal	5,368,000

	Grand Total	8,228,000

27.0: REFERENCES

27.1.0: REPORTS AND SCHEDULES

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Bateman, R., Ayer, J.A., Dubé, B, Hamilton, M.A., 2005; the Timmins-Porcupine Gold Camp, Northern Ontario: The Anatomy of an Archean Greenstone Belt and its Gold Mineralization: Discovery Abitibi Initiative, Open File Report 6158, Ontario Geological Survey.

Brisbin, D.I., 1986; Geology of The Owl Creek and Hoyle Pond Gold Mines, Hoyle Township, Ontario, An independent project submitted to the Department of Geological Science Queen’s University, Kingston, Ontario, in conformity with the requirements of the Non-Research Masters of Science Degree in Mineral Exploration.

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Brisbin, D.I., 2000; World Class Intrusion Related Archean Vein Gold Deposits of the Porcupine Gold Camp, Timmins, Ontario, Geology and Ore Deposits 2000, The Great Basin and Beyond, Proceedings, Geological Society of Nevada Symposium Volume 1, p. Brisbin-19-35.

Burrows, A.G., 1911; the Porcupine Gold Area, Twentieth Annual Report of the Bureau of Mines, 1911, Vol. XX, Part II.

Burrows, A.G., and Rogers, W.R., 1912; Map of the Porcupine Gold Area, District of Temiskaming, Ontario; First Edition, July 1910; Second Edition, April 1911. Scale: 1:63,360. To accompany the Twentieth Report of the Bureau of Mines 1911.

Burrows, A.G., and Rogers, W.R., 1912; Map of the Porcupine Gold Area, District of Temiskaming, Ontario; First Edition, July 1910; Second Edition, April 1911; Third Edition June 1912. Scale: 1:63,360. To accompany the Twenty-first report of the Bureau of Mines, 1912.

Camier, J., 2009; Geological Mapping of the Peralkaline Syenite Intrusion and Host Rocks on the Thunder Creek Property, Lake Shore Gold Corp., Timmins, Ontario.

Cavey, G., 2004; Summary Geological Report On The Thorne Property, Bristol, Carscallen, Denton and Thorneloe Townships, Porcupine Mining Division, Ontario, for Band-Ore Resources Ltd. (December 04, 2004)

Cavey, G., 2006; Summary Geological Report On The Thorne Property, Bristol, Carscallen, Denton and Thorneloe Townships, Porcupine Mining Division, Ontario, for Band-Ore Resources Ltd.  (March 30, 2006)

CIMM Standing Committee on Reserve Definitions, 2010; CIM Definition Standards — For Mineral Resource and Mineral Reserves, November 27, 2010.

Coad, P.R., Brisbin, D.I., Labine, R.J., Roussain, R.,1998;  Geology of Owl Creek Gold Mine, Timmins, Ontario, CIMM Exploration and Mining Geol. Vol. 7, No. 4, p. 271-286.

Crick, D., Kusins, R., Powers, D., 2011; Technical Report on the Initial Mineral Resource Estimate for the Thunder Creek Property, Bristol Township, West of Timmins, Ontario, Canada, prepared for Lake Shore Gold Corp and West Timmins Mining Inc.

Dagbert, M., 2012: Resource Modeling and Estimation of the Gold River Trend Deposits, SGS Canada Inc., Geostat, March 09, 2012.

Darling, G., 2007; Pre-feasibility Study Report, The Lake Shore Gold Timmins West Project, Timmins, Ontario, Lake Shore Gold Corp., SRK Consulting Canada Inc., SRK Project Number 5CL001.001, July 31st, 2007.

Darling, G., Kociumbas, M., Sullivan, J.R., Lavigne, J., Hayden, A.S., Small, A.S., Butler, D., Kordgharochorloo, F., Hall, R.A., Schmidt, P.R., 2007; NI 43-101 Technical Report, Lake Shore Gold Corp., Timmins West Project, Timmins, Ontario, Report Prepared for Lake Shore Gold Corp. by SRK Consulting engineers and Scientists.  (October 12, 2007)

Darling, G., Fayram, T., Kusins, R., Samson, J., Miree, H., 2009: Updated NI 43-101 on The Timmins Mine Property, Ontario, Canada, prepared for: Lake Shore Gold Corp.

Duess, R., 1996; Summary Report of Exploration Activities — February 10, 1995 to December 31, 1995, Thorne Property, Band-Ore Resources Ltd. (January 26, 1996)

Easton, R.M., 2000; Geochronology of Ontario; Ontario Geological Survey, Miscellaneous Release Data 75.

Eastwood, A.M., 2004; 2004 Diamond Drill Program, Vogel Project, an internal memo Glencairn Gold Corporation.

Ferguson, S.A., 1957; Geology of Bristol Township, Sixty-Sixth Annual Report of the Ontario Department of Mines, being Volume LXVI, Part 7.

Ferguson, S.A., 1957; Bristol Township, District of Cochrane, Ontario; Ontario Department of Mines, Map 1957-7, scale 1:12,000.

Ferguson, S.A., 1968; Geology and Ore Deposits of Tisdale Township, Geological Report 58, Ontario Department of Mines.

Ferguson, S.A., Groen, H.A., Haynes, R., 1971; Gold Deposits of Ontario, Part 1, Districts of Algoma, Cochrane, Kenora, Rainy River and Thunder Bay, Ontario Department of Mines, Mineral Resources Circular No 13., p. 49 to 50, 123-124.

Fyon, J.A., Breaks, F.W., Heather, K.B, Jackson, S.L., Muir, T.L., Stott, G.M., Thurston, P.C. 1991; Geology of Ontario, Special Volume 4, Part 2, Chapter 22, Metallogeny of Metallic Mineral Deposits in the Superior Province of Ontario, Ontario Geological Survey, p. 1091 to 1174.

Gray, D. Mathew, 1994; Multiple Gold Mineralizing Events In The Porcupine Mining District, Timmins Area, Ontario, Canada;  A thesis submitted to the faculty and the Board of Trustees of the Colorado School of Mines in partial fulfillment of the requirements for the degree of Doctor of Philosophy (Geology).

Hawley, J.E., 1926; Thirty-Fifth Annual Report of the Ontario Department of Mines being Vol. XXXV, Part VI, 1926, p. 1 to 36.

Hawley, J.E., 1926; Map No. 35g, The Townships of Carscallen, Bristol and Ogden, district of Cochrane, Ontario, scale: 1:47520.

Hawley, J.E., 1926; ARM35G, The Townships of Carscallen, Bristol, and Ogden, District of Cochrane, Ontario, Map 35g, scale: 1:47,520, Ontario Department of Mines.

Hodder, R.W., Petruk, W., 1980; Geology of Canadian Gold Deposits, Proceedings of the CIM Gold Symposium, published for the Geology Division of CIM, Special Volume 24, The Canadian Institute of Mining and Metallurgy, p. 101 to 170.

Jackson, S.L., Fyon, J.A., 1991; Geology of Ontario, Special Volume 4, Part 1, Chapter 11, the Western Abitibi Subprovince in Ontario, Ontario Geological Survey p. 405 to 482.

Jackson, S.L., Fyon, J.A., 1991; Geology of Ontario, Special Volume 4, Part 2, Chapter 22, The Metallogeny of Metallic Mineral Deposits in the Superior Province of Ontario, Ontario Geological Survey, p. 1149.

Kerrich, R., 1983; Geochemistry of Gold Deposits in the Abitibi Greenstone Belt, Special Volume 27, Canadian Institute of Mining and Metallurgy.

Krikham, R.V., Sinclair, W.D., Thorpe, R.I., Duke, J.M., (editors) 1993, Mineral Deposit Modeling, Geological Association of Canada Special Paper 40, p. 465 to 479, and 635 to 678.

Lake Shore Gold Corp., 2011; Internal Memo Regarding Permitting, T. Ternes; September 22.

Langton, J., Puritch, E., Yassa, A., Armstrong, T., 2112; National Instrument 43-101 Technical Report For Explor Resources Inc., on Timmins Porcupine West Property, Bristol and Ogden Townships, Ontario, MRB & Associates, and P&E Mining Consultants.

Leroux, D.C., 2011; Technical Report On The West Timmins Gold Project, Carscallen Township, Porcupine Mining District, Ontario; A.C.A. Howe International Limited; for Newcastle Minerals Limited.

Lo, Bob, 2011; Tailings IP Results, an internal Lake Shore Gold Corp. memo.

Lucas, S.B., and St-Onge, M.R. Coordinators, 1998; Geology of Canada No. 7, Geology of the Precambrian Superior and Grenville Provinces and Precambrian Fossils in North America; Geological Survey of Canada, Geology of North America, Volume C-1.

Macdonald, A. James, Editor, 1986: Proceedings Volume, Gold 86; an International Symposium of the Geology of Gold Deposits:

Burrows, D.R., and E.T.C. Spooner, McIntyre Cu-Au Deposit, Timmins, Ontario, Canada; p. 23-40.

Mason, R., and Melnik, N., the Anatomy of an Archean Gold System — The McIntyre-Hollinger Complex at Timmins, Ontario, Canada; p. 40-56.

Wood, P.C. et al., the Hollinger-McIntyre Au-Quartz Vein System, Timmins, Ontario, Canada; Geological Characteristics, Fluid Properties and Light Stable Isotope Geochemistry; p. 56-81.

MacPherson, J., 1987; Summary Report and Recommendations for the Nov/86 to Feb/87 Work Program on the Robele Joint Venture, Thorneloe Township, Ontario, District of Cochrane, Esso Minerals Canada.

Melnik-Proud, Nadia, 1992; The Geology And Ore Controls In And Around The McIntyre Mine At Timmins, Ontario, Canada; A thesis submitted to the Department of Geological Sciences in conformity with the requirements for the degree of Doctor of Philosophy, Queen’s University, Kingston, Ontario, Canada.

Miller, A., 2004; Contribution To The Geology of The Holmer Gold Deposit: Orogenic Mesothermal Lode Gold Hosted In A Lake Archean Alkaline Intrusive Complex: Lithologies, Metamorphism and Overprinting Hydrothermal Alteration Assemblages Northern Volcanic Zone, Abitibi Subprovince, Canada, Volume 1 of 2, for Lake Shore Gold Corp. Miller and Associates.

Miller, A., 2008; A Contribution To The Geology of The Thunder Creek Property, Northern Volcanic Zone, Abitibi Subprovince, Canada:  Lithologies, Metamorphism, Overprinting, Hydrothermal Alteration Assemblages, Precious Metal Mineralogy Based On Petrography, Ore Microscopy & Scanning Electron Microscope Investigation Of Selected Drill Core Samples From Drill Holes TC04-13, TC07-27, -30, -36, -37 With Comparison Of The West Timmins Gold Property (Formerly Holmer Gold Deposit); Internal Report for Lake Shore Gold Corp. by Miller & Associates, Ottawa,Ontario, Canada.

Miller, A., 2009; Rusk Horizon and Rusk Showing, Thunder Creek Project, Northern Volcanic Zone, Abitibi Subprovince, Canada: Mineralogy of Selected Drill Core Samples from Drill Holes TC-08-51, TC-08-52, TC08-54, TC-1891 utilizing Scanning Electron Microscope with Petrography and Ore Microscope. Parts A-C- D; Internal Report for Lake Shore Gold Corp. by Miller & Associates, Ottawa, Ontario, Canada.

Miller, A., 2009; Rusk Horizon and Rusk Showing, Thunder Creek Project, Northern Volcanic Zone, Abitibi Subprovince, Canada: Mineralogy of Selected Drill Core Samples from Drill Holes TC-08-51, TC-08-52, TC08-54, TC-1891 utilizing Scanning Electron Microscope with Petrography and Ore Microscope. Part B; Internal Report for Lake Shore Gold Corp. by Miller & Associates, Ottawa, Ontario, Canada.

Miller, A., 2009; Part A — Petrography and Ore Microscopy addendum to January 11, 2009 Report entitled Rusk Horizon and Rusk Showing, Thunder Creek Project, Northern Volcanic Zone, Abitibi Subprovince, Canada: Mineralogy of Samples TC08-54 (663), TC-08-54 (668) utilizing Part A - Scanning Electron Microscope, Part B - Petrography and Ore Microscope, Internal Report for Lake Shore Gold Corp. by Miller & Associates, Ottawa, Ontario, Canada.

Miller, A., 2009; Part B — Scanning Electron Microscopy addendum to January 11, 2009 Report entitled Rusk Horizon and Rusk Showing, Thunder Creek Project, Northern Volcanic Zone, Abitibi Subprovince, Canada: Mineralogy of Samples TC08-54 (663), TC-08-54 (668) utilizing Part A - Scanning Electron Microscope, Part B - Petrography and Ore Microscope, Internal Report for Lake Shore Gold Corp. by Miller & Associates, Ottawa, Ontario, Canada.

Neczakar, E., Kociumbas, M.W., Sullivan, J.R., 2004; A Technical Review of the Holmer Gold Property In Bristol Township, Timmins Area, Ontario, Canada, for Lake Shore Gold Corp., Watts, Griffis, and McQuat limited, September 07, 2004.

Placer Dome, 2005; Canadian Operations, Sustainability Report.

Pyke, D.R., 1982; Geology of the Timmins Area, District of Cochrane, Report 219, Ontario Geological Survey.

Poulsen, K.H., 1996; Geology of Canadian Mineral Deposit Types, Geology of Canada, No. 8., Geological Survey of Canada, Chapter 15, Lode Gold, p. 323 to 392.

Powers, D., 2009; Amended Technical Review and Report of the “Thunder Creek Property” Bristol And Carscallen Townships, Porcupine Mining Division, Ontario, Canada prepared for Lake Shore Gold Corp. and West Timmins Mining Inc.

Pressacco, R., 1999; Special Project: Timmins Ore Deposit Descriptions, Ontario Geological Survey, Open File Report 5985.

Ross, K., 2003; Petrographic Study of Twenty Five Samples From The Holmer Gold Deposit, Timmins, Ontario, Internal Lake Shore Gold Corp. Report by Panterra Geoservices Inc., Surrey, British Columbia.

Ross, K., 2010; Petrographic Study of the Timmins Gold Mine and Thunder Creek Area, Timmins, Ontario, Prepared for Lake Shore Gold Corp., March 12, 2010.

Rhys, D.A., 2003; Structural Mapping Study of the Surface Outcrops of the Holmer Gold Deposit, Timmins, Ontario, Internal Lake Shore Gold Corp. Report by Panterra Geoservices Inc, Surrey, British Columbia.

Rhys, D., Lewis, P., 2004; Gold Vein Deposits: Turning Geology into Discovery, BC & Yukon Chamber of Mines, Cordilleran Exploration Round-Up, short course notes.

Rhys, D., 2010a; Structural Study of Gold Mineralization in Portions of the Timmins Mine and Thunder Creek Projects, Porcupine Mining District, Ontario. Report prepared for Lake Shore Gold, March 12, 2010.

Rhys, D., 2010b; An Internal Lake Shore Gold Corp. Memo: Golden River East Zone: Observations and Interpretation from Brief Field Review, December 10, 2010.

Rhys, D., 2010; Thunder Creek — Rusk Zone: assessment of structural controls through examination of initial underground on 300 and 315 levels, Memo dated December 21, 2010.

Rhys, D.A., 2011a;  Setting, style and controls on gold mineralization in the Golden River East Zone, Thorne Property, PowerPoint presentation prepared for Lake Shore Gold Corp. by Panterra Geoservices Inc.

Rhys, D., 2011b; An Internal Lake Shore Gold Corp. Memo: Golden River East Zone Drill Core Review: Summary of Geological Observations and Recommendations, September 06, 2011.

Rocque, P., Mah, S., Hamilton, R., Wilson, G., Kilpatrick, R., 2006; Review of Porcupine Joint Venture Operation, Ontario, Canada, NI 43-101 Technical Report, prepared for Goldcorp Inc., prepared by AMEC Americas Limited.

Rudd, Jonathan, 2007; Report on a Helicopter-Borne AeroTem II Electromagnetic and Magnetic Survey, Aeroquest Job # 07066, Block AB, Timmins Area, Ontario, NTS 042A05, 06, for West Timmins Mining Inc.

Samson, J., 2005; The 2003-2005 Diamond Drill Program on The Thunder Creek Property, Bristol Township, Lake Shore Gold Corp., Report.

Samson, J., 2008; The 2006 Stripping and Trenching Program on The Thunder Creek Property, Bristol Township, Lake Shore Gold Corp., Report.

Samson, J., 2009; The 2007-2008 Diamond Drill Program (Phase 4) on The Thunder Creek Property, Bristol Township, Lake Shore Gold Corp., Report.

Sullivan, J.R., Lavigne, J.G., Kociumbas, M.W., 2007;  A Technical Review of the Timmins West Gold Project in Bristol Township, Timmins Area, Ontario, Canada, for Lake Shore Gold Corp., Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers.  (January 03, 2007)

Thompson, P.H., 2002; Toward a New Metamorphic Framework for Gold Exploration in the Timmins Area, Central Abitibi Greenstone Belt, Ontario Geological survey, Open File Report 6101.

Titaro, D., George, P.T., Brady, B.S., 1999; Feasibility Study of Development Alternatives, Vogel Gold Project, Timmins Ontario for Black Hawk Mining Inc., prepared by A.C.A. Howe International Limited, Toronto, Ontario, Canada.

van Hees, E.H.P., 2000; Gold Deposition In The Western Abitibi Greenstone Belt And Its Relation To Regional Metamorphism; A dissertation submitted in partial fulfillment of requirements of the degree of Doctor of Philosophy (Geology) in The University of Michigan.

Wagner, D.W., 2008; Technical Report of the Thunder Creek Gold Property, Bristol Township, Timmins, Ontario, Canada, for West Timmins Mining Inc.  (June 27, 2008)

Wetherup, S., 1997:  Summary Structural Report, Thorne Gold Property, Ontario, Canada, Caracle Creek International Consulting, unpublished report for West Timmins Mining Inc., 11 pages

Wilson, G.C., Rucklidge, J.C., 1986; Grant 262; Geoscience Research Grant Program, Summary of Research 1985-1986; Lithological Features and Economic Significance of Reduced Carbonaceous Rocks in Gold Deposits, Ontario Geological Survey, Miscellaneous Paper 130, p. 177-189.

Wilson, G.C., Rucklidge, J.C., 1987; Grant 262; Geoscience Research Grant Program, Summary of Research 1986-1987; Geology, Geochemistry, and Economic Significance of Carbonaceous Host Rocks in Gold Deposits of The Timmins Area, Ontario Geological Survey, Miscellaneous Paper 136, p. 66-76.

Winter, L.D.S., 2004; National Instrument 43-101 Technical Report, Lake Shore Gold Corp., Timmins Gold Project, Timmins, Ontario. (September 28, 2004)

Winter, L.D.S., 2004; National Instrument 43-101 Technical Report, Lake Shore Gold Corp., Timmins Gold Project, Timmins, Ontario.  (November 26, 2004)

Winter, L.D.S., 2006; National Instrument 43-101 Technical Report, Lake Shore Gold Corp., Timmins Gold Project, Timmins, Ontario.  (January 25, 2006)

27.2.0: ASSESSMENT RESEARCH IMAGING FILES (AFRI)

Allan, J.E., 1974; Diamond Drill Logs, Allerston Gold Property, Bristol Twp., Ducanex Resources, AFRI No. 42A05NE8449.

Anderson, S.D., 1994; Work Report on the Bristol Lake Property, Trenching and Sampling Program for R.J. Poirier by Rayan Exploration Ltd., AFRI No. 42A05NE0079.

Anderson, S.D., 1995; Report on an Induced Polarization Survey on the Bristol Township Properties, Porcupine Mining Division, Ontario, for R.J. Poirier by Rayan Exploration Ltd., AFRI No. 42A05NE0078.

Anderson, S.D., 1996; Geophysical Report on the Bristol Township Property, Induced Polarization Survey Located in Bristol Township, Porcupine Mining Division, for Marl/Pelangio Larder J.V., Rayan Exploration Ltd., AFRI No. 42ANE0165.

Anderson, S.D., 2003; Geophysical Report on the Magnetometer Survey, Bristol Lake Property, Bristol Township, Porcupine Mining Division for Rolly Poirier, Vision Exploration, AFRI No. 42A05NE2049.

Bald, R., 1987; Diamond Drill Logs, Bristol Township, Highwood Resources. AFRI No. 42A05NE8428.

Barnett, E.S., 1985; Diamond Drill Report, Bristol Township, Kidd Creek Mines Ltd. AFRI No. 42A05NE8489.

Begauskas, J., Vamos, P.J., 1996; Report on the Allerston Project (Portion of the Allerston Option) in Bristol Township, West Timmins Area, Prospectors Alliance Corp. AFRI No. 42A05NE0167.

Benham, W., 1984; Diamond Drill Report, Allerston Option, Rio Algom Exploration Inc., Bristol Township, AFRI No. 42A05NE8473.

Bradshaw, R.J., 1973; Magnetic — Electromagnetic Survey on the Property of Holmer Gold Mines Limited, Bristol Township, Ontario, AFRI No. 42A05NE8495.

Bradshaw, R.J., 1973; Magnetic — Electromagnetic Survey on the Property of Mill Hill Mines Limited, Bristol, Denton, Carscallen and Thorneloe Townships, Ontario, AFRI No. 42A05SE0024.

Bradshaw, R.J., 1974; Magnetic — Electromagnetic Survey on the Shield Group, Bristol Township, Ontario, AFRI No. 42A05NE8463.

Bradshaw, R.J., 1978; Magnetic — Electromagnetic Survey on the Property of Holmer Gold Mines Limited, Bristol Township, Ontario, AFRI No. 42A05NE8439.

Bradshaw, R.J., 1978; Geological Report on Part of the Property of Holmer Gold Mines Limited, Bristol Township, Ontario, AFRI No. 42A05NE8494.

Burns, J.G., 1996; Evaluation Report on Claims Located in Bristol Township, Porcupine Mining Division for Copper Dome Mines Ltd., AFRI No. 42A05NE0095.

Calhoun, R., 1994; Diamond Drill Hole Summary, Mahoney Creek Project (No. 507), Noranda Exploration Company Limited, Claims 1177808, 1177809, AFRI No. 42ANE0075.

Calhoun, R., 1995; Summary of Induced Polarization Survey, Mahoney Creek Project (No. 507), Hemlo Gold Mines Inc., AFRI No. 42ANE0084.

Calhoun, R., Edwards, J., 1997; Battle Mountain Gold, Diamond Drill Logs, Mahoney Creek, Project 507, AFRI No. 42A05NE0169.

Calhoun, R., Edwards, J., 1997; Battle Mountain Gold, Diamond Drill Logs, Thunder Creek, Project 506, AFRI No. 42A05NE2007.

Calhoun, R., 1998; Diamond Drill Logs, Allerston Option, Bristol Township, Falconbridge Ltd., AFRI No. 42A05NE2019.

Calhoun, R., 2000; Diamond Drill Logs, KM-2 Project, Bristol Township, Falconbridge Ltd., Explorers Alliance Corp., AFRI No. 42A05NE2030.

Calhoun, R., 1999; Diamond Drill Logs, Wallingford South Project, Bristol Township, Pelangio Mines Inc., Prospectors Alliance Inc., AFRI No. 42A05NE2034.

Calhoun, R., 2001; Summary Report of Fugro MegaTem® Survey, Timmins West Area by GeoCal Exploration Services, for Explorers Alliance Corp., AFRI No. 42A06NW2026.

Chataway, R.T., 1981; Diamond Drilling 1981, Preussag Canada Limited, Timmins West Project, Timmins, Ontario, AFRI No. 42A05NE8478.

Clark, D., 1989; Report on Magnetic Survey, southwestern Poirier Block, Holmer Project, Bristol Township, Ontario, M588, AFRI No. 42ANE8648.

Croxall, J.E., 1979; Magnetic and Electromagnetic Surveys, Claims No. 495307, 495309, 515901, North Part of the Croxall-Miller Property, Southwestern pare of Bristol Township, Porcupine Mining Division, AFRI No. 42A05NE8447.

Croxall, J.E., 1992. Mechanical Overburden Stripping, Bristol Township, AFRI No. 42A05NE8488.

Daigle, R.J., 1994; Noranda Exploration Co. Ltd., Geophysical Assessment Report, Project 507, Induced Polarization Survey, Bristol, Carscallen, Denton, Thorneloe, Townships, Ontario, N/.T.S. 42A-SW, Porcupine Mining Division, AFRI No. 42A05NE0083.

Daigle, R.J., 1994; Noranda Exploration Co. Ltd., Total Field Magnetic Assessment Report, Project 507, Bristol, Carscallen, Denton, Thorneloe, Townships, Ontario, N/.T.S. 42A-05, Porcupine Mining Division, AFRI No. 42A05NE0081.

Daigle, R.J., 1994; Noranda Exploration Co. Ltd., Assessment Report, Project 144, Porcupine Mining Division, AFRI No. 42A05SE0011.

Daigle, R.J., 1995; Line Cutting, TFM and I.P. Surveys, Bristol Township, Hemlo Gold Inc., N.T.S. 42-A-05, Porcupine Mining Division, AFRI No. 42ANE0080.

Daigle, R.J., 1997; Report of Work for Band-Ore Resources Ltd. on Carstol Property, Carscallen and Bristol Townships, 1997 Line Cutting, TFM, and I.P. Surveys, AFRI No. 42A05NE0131.

Daigle, R.J., 1997; Report of Work for Band-Ore Resources Ltd. on West Porcupine Project 1996-1997, Geophysical Surveys, Line Cutting, IP., TFM., AFRI No. 42A06SW0025.

Deevy, A.J., 1985; Report on Bristol Township Property, Project 404, Allerston Option, Westfield Minerals Ltd., AFRI No. 42A05NE8498.

Dionna, R.J., 1965; Diamond Drill Report, Claim P55903, Bristol Township, United Buffadison, AFRI No. 42A05NE8650.

Diorio, P., 1984; Assessment Report on Magnetic and VLF-EM Surveys Conducted on Claims 724587- 724591, 740864-740873, 752195-752205, 779457-779461, 79509-779515, 825436-825440 Located in the Bristol Township in Porcupine Mining District, Ontario., Utah Mines, AFRI No. 42A05NE8491.

Diorio, P., 1985; Assessment Report on Induced Polarization Conducted on Claims 724587-724591, 740864-740873, 752195-752205, 779457-779461, 779509-779515, 825436-825440

Located in the Bristol Township in Porcupine Mining District, Ontario., Utah Mines, AFRI No. 42A05NE8456.

Duess, R., 1997; Diamond Drill Logs and Sections, Bristol Property, Sedex Mining Corp./Band-Ore Resources Ltd. Joint Venture, Bristol and Thorneloe Townships, Porcupine Mining Division, AFRI No. 42A06NW0042.

Filo, J.K., 1997; Diamond Drill Report for Pelangio Larder Mines Limited and Copper Dome Mines Ltd, on the Poirier Joint Venture within Bristol Township, Northern Ontario, AFRI No. 42A05NE0168.

Fumerton, S., Clark, D.,1988; Geological and Geochemical Assessment Report, Bristol Township, M588, Chevron Minerals Ltd., AFRI No. 42A05NE8459.

Fumerton, S., 1988; Report of Work Done in 1987 on the Holmer Property, Bristol Township, M588, Chevron Minerals Ltd., AFRI No. 42A05NE8490.

Gasteiger, W.A., 1981; Report on Geophysical Work, Bristol Township, Allerston Claims and Bristol 66, Texasgulf Inc., AFRI No. 42A06NW8486.

Gasteiger, W.A., 1981; Report on Geophysical Work, Bristol, Denton, Carscallen, Thorneloe Townships, Airborne EM and Airborne Mag., Texasgulf Canada Ltd., AFRI No. 42A06NW0303.

George, P.T., 1973; Report on the property of Holmer Gold Mines Ltd., Bristol Township, Ontario, AFRI No. 42A05NE8475.

George, P.T., 1975; Diamond Drill Report, for Geonex Limited (Ralph Allerston), Bristol Township, Ontario, AFRI No. 42A05NE8436.

Glenn, W.E., 1987; Airborne Geophysical Survey, Bristol Township, Chevron Canada Resources Limited, AFRI No. 42A05NE8705.

Grant, J.C, 1997; Geophysical Report for Copper Dome Mines Ltd. on the Poirier Option,               Bristol Township., Porcupine Mining Division, Northeastern Ontario, AFRI No. 42ANE0104.

Grant, J.C., 1997; Geophysical Report for Pelangio Larder/Copper dome Mines Ltd. on the Poirier Option Bristol Township., Porcupine Mining Division, Northeastern Ontario, AFRI No. 42A05NE0158.

Grant, J.C., 2004; Geophysical Report for Probe Mines Limited, Bristol Project, Bristol Township, Porcupine Mining Division, Northeastern Ontario, AFRI No. 42A06NW2046.

Hendry, K.N., 1987; 1986 Geophysical assessment Report, Bristol Property, Cominco Ltd., AFRI No. 42A06NW8427.

Hiava, M., 1987; Diamond Drill Logs, Allerston Property, Bristol Township, AFRI No. 42A05NE8432.

Holmer Gold Mines Ltd.,1969; Diamond Drill Log Report, Bristol Township, AFRI No. 42A05NE8500.

Holmer Gold Mines Ltd., 1980; Diamond Drill Log Report, Bristol Township, AFRI No. 42A05NE8460.

Johnston, Matthew, 2000; Report of Work on the Bristol Property, Bristol Township, Ontario, NTS 42A/SW, Porcupine Mining Division, for Mike Caron, AFRI No. 42A05NE2037.

Jones, W.A., 1958; Diamond Drill Report, Hollinger Mines Ltd., Bristol Township, AFRI No. 42A05NE8454.

Klein, J., 1987; 1986 Geophysical Assessment Report on Claims P835909-835916, P871660 and P871661, Bristol Property, Cominco Ltd., AFRI No. 42A06NW8423.

Kilpatrick, J.M., 1973; Report on the Property on the Boundary of Townships of Carscallen, Bristol, Denton and Thorneloe, Mill Hill Mines Limited.  AFRI No. 42ASE0025.

Lebaron, P.S., 1984; Report on Reverse Circulation Overburden Drilling, Croxall Option, Bristol and Thorneloe Townships, Noranda Exploration Company Limited, AFRI No. 42A05SE0010.

Lebaron, P.S., 1985; Diamond Drill Report, Croxall Option, Bristol Township, Noranda Exploration Company Limited, AFRI No. 42A05SE0001.

Legault, J.M., Williston, C., Warne, J., 1997; Geophysical Survey Logistical Report, Quantec, regarding the Gradient-Realsection TDIP\Resistivity Survey over the Bristol Property, Bristol Twp., ON., on behalf of Prospectors Alliance Corp., Toronto, Quantec IP Incorporated, AFRI No. 42A05NE2018.

Mackenzie, C.D, 1995; Ground Magnetometer Survey and VLF Survey for the Ralph Allerston Property, Bristol Twp., Block 1190579, 4 Units, District of Cochrane, Timmins, Ontario, AFRI No. 42A05NE0077.

MacPherson, J., 1988; Report on Linecutting, and Ground Magnetometer on Bristol #1 and 2, Mattagami River and Hwy 144 Grids, Thorneloe and Bristol Townships, District of Cochrane, Esso Minerals Canada, AFRI No. 42A06NW0317.

Manchuck, B., 1989; Diamond Drill Report, Chevron Minerals Ltd., AFRI No. 42A05NE8649.

McCann, S., 1995, Hemlo Gold Mines Inc., Diamond Drill Logs, Mahoney Creek Project (507), AFRI No. 42ANE0085.

McCann, S., 1995, Hemlo Gold Mines Inc., Diamond Drill Logs, Mahoney Creek Project (507), AFRI No. 42ANE0087.

McLeod, C.C., 1979; Reverse Circulation Overburden Drilling, Texasgulf Inc., AFRI No. 42A05NE8457.

McLeod, C.C., 1981; Reverse Circulation Overburden Drilling, Texasgulf Inc., AFRI No. 42A05NE8464.

Meikle, R.J.; 1994; Geophysical Report on a Magnetometer Survey for Band-Ore Resources Ltd., on Claim 1177822, Bristol Twp., Porcupine Mining Division, Ontario, by Rayan Exploration, AFRI No. 42A05NE0070.

Meikle, R.J.; 1994; Geophysical Report on a Magnetometer Survey for Band-Ore Resources Ltd., on the Thunder Creek Property, Bristol /Carscallen Twp., Porcupine Mining Division, Ontario, by Rayan Exploration, AFRI No. 42A05NE2062.

Meikle, R.J.; 1994; Geophysical Report on a Magnetometer Survey for Band-Ore Resources Ltd., on the Thunder Creek Property, Bristol /Carscallen Twp., Porcupine Mining Division, Ontario, by Rayan Exploration, AFRI No. 42A05NE8701.

Meikle, R.J.; 1995; Geophysical Report on the, Bristol Township Property Magnetometer Survey Located In Bristol Township., Porcupine Mining Division, Ontario, for Pelangio Larder Mines Ltd., AFRI No. 42A05NE0092.

Moore, D.D., 1987; Diamond Drill Logs BR87-1, 87-2, 87-6, Cominco Ltd., AFRI No. 42A06NW8424.

Muir, J.E., 1980; Mineralogical Examination of Jim Croxall’s Sample, Falconbridge Metallurgical laboratories, AFRI No. 42A05NE8430.

Mullen, D., 1979; Diamond Drill Logs, Allerston Option, Bristol Township, Texasgulf Ltd., AFRI No. 42A05NE8479.

Newsome, J.W., 1986; Assessment Report on Diamond Drilling Conducted on Claim 779509, Bristol Township, Porcupine Mining Division, Ontario, for Utah Mines Ltd., AFRI No. 42A06NW8426.

Perry, J., 1977; Magnetic Survey Report, Bristol Township, M-264, Porcupine Mining Division, District of Cochrane, Canadian Nickel Company, AFRI No. 42A06NE8435.

Perry, J., 1977, Geological Report, Allerston Option, Bristol Township, Canadian Nickel Company Limited, AFRI No. 42A06NW8485.

Robinson, G.D., 1958; Diamond Drill Report, Hollinger Mines Ltd., Bristol and Thorneloe Townships, AFRI No. 42A05NE8477.

Roth, J., 1988; Report on Magnetic and Induced Polarization surveys, Holmer Project, Bristol Township for Chevron Canada Resources Ltd., AFRI No. 42A05NE8492.

Vamos, P.J., 1998; Report on the Exploration Program Conducted by Prospectors Alliance Corp., during 1996 and 1997, on the East Portion of the Allerston Option, AFRI No. 42A05NE2012.

Van Hees, E.H., 1989, Diamond Drill Log and Assay Results, Chevron Minerals Ltd., AFRI No. 42A06NW8429.

Wamtech Pty, Ltd., 2004; MMI Manual for Mobile Metal Ion Geochemical Soil Survey.  Version 5.04.

Warren, T.E., 1981; Timmins west Project, Geophysical Surveys, 1981, Mag., VLF, HEM, Preussag Canada Limited, AFRI No. 42A06SW0206.

Webster, B., 1977; Induced Polarization and Resistivity Survey Report, Bristol Township (M-264), Porcupine Mining Division, District of Cochrane, for R. Allerston, AFRI No. 42A06NW8471.

Webster, B., 1977; Magnetic Survey Report, Bristol Township (M-264), Porcupine Mining Division, District of Cochrane, for Canadian Nickel Company Ltd., AFRI No. 42A06NW8431.

Webster, B., 1997; Logistical and Interpretive Report, Spectral Induced Polarization Surveys, Timmins West Project, The Allerston Grid, Prospectors Alliance Corp., Bristol Twp., Northern Ontario, AFRI No. 42A05NE2001.

27.3.0: PRESS RELEASES

2003-11-11; O’Connor, W.J., Lake Shore and Band-Ore Ink Timmins, Ontario Deal.

2003-11-12; Innes, D.G., Lake Shore Options Thunder Creek Property Adjoining The Timmins Gold Project, Ontario.

2003-12-03; Innes, D.G., Lake Shore Gold Reports More Timmins Gold Property Results and Updates From the Thunder Creek-Bazooka-Highway Projects Ontario- Quebec.

2004-03-24; Innes, D.G., Lake Shore Confirms Gold Mineralization on Thunder Creek Property Timmins, Ontario.

O’Connor, W.J., Gold Mineralization Confirmed on Thunder Creek Property.  Band-Ore Resources Ltd.

2004-08-25; Innes, D.G., Lake Shore Gold Corp. Initiates Second Phase 3.000 Metre drilling Program Thunder Creek Property, Timmins, Ontario.

O’Connor, W.J., Lake Shore Gold Corp., Initiates Second Phase 3,000 Metre Drill Program Thunder Creek Gold Property, Band-Ore Resources Ltd., Timmins, Ontario.

2005-02-14; Innes, D.G., Thunder Creek Project Update, Timmins, Ontario.

O’Connor, W.J., Thunder Creek Project Update, Band-Ore Resources Ltd., Timmins, Ontario.

2006-06-21; O’Connor, W.J., Exploration Update, Thunder Creek Property, Band-Ore Resources Ltd., Timmins, Ontario.

2006-08-11; Booth, B.R., Lake Shore Gold Quarterly Project Update.

2006-09-14; Wagner, D.W., West Timmins Mining Inc. To Begin Trading Sept. 18, Amalgamation of Sydney And Band-Ore Receives Final Approvals.

2006-09-26; Notice of Change in Corporate Structure, Report Date: 2006-09-26; Amalgamation became effective on September 13, 2006. (Sydney Resources Corporation and Band-Ore Resources Limited) - new West Timmins Mining Inc.

2006-09-18; Wagner, D.W., Canadian Gold Company Launched On Toronto Stock Exchange. West Timmins Mining Inc. to Focus on Large Projects in West Timmins Camp and Sierra Madres of Mexico.

2006-10-30; Wagner, D.W., West Timmins Commences 12,000 Metre Drill Program on West Timmins Gold Project.

2006-11-09; Booth, B.R., Lake Shore Third Quarter Project Update.

2007-01-18; Wagner, D.W., West Timmins Gold Project Update: New Gold Discoveries Reported on Highway 144, Wakemac and Allerston Properties.

2007-02-07; Wagner, D.W., West Timmins Mining Intersects New Zone of Gold Mineralization on Thorne Property, West Timmins Project.

2007-02-28; Wagner, D.W., West Timmins Mining Intersects High Grade Gold Mineralization from 4800 Zone, Thorne Property, West Timmins Project.

2007-04-11; Wagner, D.W., West Timmins Mining Exploration Update: 5 Drills Turning on WTM Gold Projects; 8,000 metres, 10-12 holes, Thunder Creek Property, Timmins, funded by Lake Shore Gold.

2007-05-10; Booth, B.R. Lake Shore Gold First Quarter Project Update.

2007-07-09; Wagner, D.W., West Timmins Mining Inc. Annual Report 2006.

2007-07-11; Wagner, D.W. West Timmins Gold Project Exploration Update.

2007-08-01; Booth, B.R., Lake Shore Intersects New High-Grade Gold Mineralization at Thunder Creek, Ontario.

Wagner, D.W., High Grade Gold Intersected on West Timmins’ Thunder Creek Property, Ontario.

2007-08-15; Booth, B.R., Lake Shore Second Quarter Project Update.

2007-09-05; Booth, B.R., Lake Shore Reports Additional High-Grade Gold Intersection at Thunder Creek.

2007-09-06; Wagner, D.W., West Timmins Reports New High Grade Gold Discovery at Thunder Creek Property, Timmins, Ontario.

2007-09-13; Wagner, D.W., West Timmins Continues to Intersect Gold Mineralization on Thorne Property, Timmins, Ontario.

2007-11-13; Booth, B.R., Lake Shore Reports Third Quarter Results.

2007-11-17; Wagner, D.W., West Timmins to Initiate Drilling on Highway 144 Gold Property, Timmins, Ontario

2007-12-04; Booth, B.R., Lake Shore Intersects 24.61 Grams Gold Per Tonne over 7.0 Metres at Thunder Creek Property in Ontario.

Wagner, D.W. 24.61 Grams Gold Per Tonne Intersected over 7.0 Metres On West Timmins’ Thunder Creek Property, Timmins, Ontario.

2008-02-07; Wagner, D.W., Drilling extends Pond and West Gold Zones, West Timmins Gold Project, Ontario.

2008-03-31; Makuch, T., Lake Shore Intersects 8.57 g/t Gold over 9.0 Metres at Thunder Creek Property in Ontario.

Wagner, D.W., WTM Reports 8.57 g/t Gold over 9.0 Metres for Follow-Up Drilling at Thunder Creek.

2008-04-21; Wagner, D.W., WTM To Test Northern Extension of Thunder Creek — Timmins West Trend.

2008-05-15; Makuch, T., Lake Shore Gold Announces First Quarter 2008 Results.

2008-07-10; Wagner, D.W., West Timmins Mining Inc. Annual Report 2008.

2008-08-05; Makuch, T., Lake Shore Gold Provides Update on Thunder Creek Exploration.

Wagner, D.W., 22,000 Metre Diamond Drill Program Commences on WTM’s Thunder Creek Property In Timmins, Ontario.

2008-08-12; Makuch, T., Lake Shore Gold on Track to Achieve 2008 Targets.

2008-08-13; Wagner, D.W., WTM Completes $1,950,000 Non Brokered, Flow Through Private Placement, -  proceeds to fund the announced 22,000 metre diamond drill program on the Thunder Creek Property.

2008-09-22; Wagner, D.W., Multiple Zones of Gold Mineralization Intersected on WTM’s Thorne Property.

2008-11-10; Makuch, T., Lake Shore Gold Reports Timmins West on Schedule for Production in First Quarter 2009.

2008-11-24; Wagner, D.W., WTM Vests 51% Interest in Allerston Gold Property, Timmins Ontario, and Delivers Joint Venture Notice.

2008-12-02; Wagner, D.W., WTM Reports New High Grade intercepts from the Golden River West Zone.

2008-12-16; Makuch, T., Lake Shore Gold Significantly Extends Rusk Zone and Announces New High- Grade Gold Intercepts at Thunder Creek.

Wagner, D.W., WTM Reports 11.20 g/t Gold over 10.4 metres at Thunder Creek, Timmins, Ontario.

2009-01-21; Wagner, D.W., Drilling Program Accelerated on WTM’s Thunder Creek Gold Property, Timmins, Ontario.

2009-02-18; Wagner, D.W., WTM Discovers Large New Gold System on HWY 144, Property, Timmins, Ontario.

2009-02-23; Makuch, T., Lake Shore Gold Provides Corporate Update.

2009-03-10; Wagner, D.W., WTM Intersects 60.5 Metres Grading 1.03 g/t Gold In Expansion Drilling At Golden River West, Timmins, Ontario.

2009-03-17; Wagner, D.W., WTM Reports High Grades and Visible Gold In Follow-up drilling at HWY 144.

2009-03-31; Makuch, T., Lake Shore Gold Announces 19.55 g/t over 6.0 Metres And Discovery of Second Mineralized Horizon in Porphyry at Thunder Creek.

Wagner, D.W., WTM Reports 8.86 g/t (0.26 oz/t) Gold over 24.85 Metres (81.58 feet) from Rusk Zone — Is History Being Repeated in Timmins, Ontario?

2009-04-16; Wagner, D.W., WTM Reports High-Grade Results from 100% Owned Thorne Property: District Scale Potential of the West Timmins Gold Project Continues to Expand.

2009-05-05; Makuch, T., Lake Shore Gold Continues To Advance Projects on Schedule and Budget and To Achieve Exploration Success In First Quarter of 2009.

2009-05-05; Makuch, T., Lake Shore Gold Reports Additional High-Grade Intercepts at Thunder Creek, Confirms 175 Metre minimum Strike Length for Rusk and Porphyry Zones and Identifies New Sub-Zone at Depth.

Wagner, D.W., WTM Reports 7.95 g/t (0.23 oz/t) Gold over 19.45 Metres (63.80 feet) As Thunder Creek Gold System Continues to Expand.

2009-05-12; Wagner, D.W., WTM Intersects 13.64 g/t (0.4 oz/t) over 8.2 Metres (26.9 Feet) on North Zone Target, 100% Owned Thorne Property, Timmins, Ontario.

2009-06-08; Wagner, D.W., Third and Fourth Drill Added on TWM’s Thunder Creek Property, Timmins, Ontario.

2009-06-24; Makuch, T., Lake Shore Gold Reports 12.75 Grams Per Tonne Over 83.40 Metres at Thunder Creek.

Wagner, D.W., WTM Intersects 83.40 Metres (273.55 feet) Grading 12.75 g/t (0.37 oz/ton) Gold on Thunder Creek Property, Timmins, Ontario.

2009-07-06; Wagner, D.W., TWM Intersects 11.15 g/t (0.33 oz/t) Gold over 7.30 Metres (23.94 feet) From Golden River North Zone, Thorne Property, Timmins, Ontario.

2009-07-13; Wagner, D.W., West Timmins Mining Inc. Annual Report 2009.

2009-08-24; Wagner, D.W., West Timmins Gold Project Update.

2009-08-25; Wagner, D.W., WTM Acquires 10 Additional Properties in The West Timmins Gold District.

Wagner, D.W., Thunder Creek Drilling Intersects 12.17 g/t Gold over 9.00 Metres, Extends Porphyry System to 1,125 Vertical Metres Depth.

2009-08-27; Makuch, T., Lake Shore Gold and West Timmins Agree to Business Combination.

2009-10-07; Makuch, T., Lake Shore Gold Releases Updated National Instrument 43-101 Report for Timmns Mine.

2009-10-29; Makuch, T., Lake Shore Gold Reports Results of Underground Drilling and Development at Timmins Mine, Results Confirm Previous Drilling and Expand Resource Potential.

2009-11-04; Makuch, T., West Timmins Mining Shareholders Approve Business Combination Agreement With Lake Shore Gold.

2009-11-06; Makuch, T., Lake Shore Gold and West Timmins Mining Complete Business Combination.

2009-11-11; Makuch, T., Lake Shore Gold Continues to Achieve Development and Exploration Success and  to Grow Property Position, Plans to Commence Accelerated Thunder Creek Advanced Exploration Program.

2010-01-06; Makuch, T., Lake Shore Gold Acquires Interest in RT Minerals Corp.

2010-01-26; Makuch, T., Lake Shore Gold Extends Thunder Creek to Depth, Confirms High-Grade Core And Discovers New Zone.

2010-02-12; Makuch, T., Lake Shore Gold Commences Drill Program on Gold River Trend, The Company’s Third Major Timmins West Target.

2010-02-17; Makuch, T., Lake Shore Gold Reports Results of Underground Exploration at Timmins Mine 650-Level Test Block.

2010-02-18; Makuch, T., Lake Shore Gold Announces Major Extension to Timmins Mine Mineralization, Thunder Creek Rusk Horizon.

2010-03-10; Makuch, T., Lake Shore Gold Announces 2009 Year End Results, Continued Exploration and Development Success, Timmins Mine to Achieve Commercial Production in 2010.

2010-04-12; Makuch, T., Annual Report 2009.

2010-05-04; Makuch, T., Lake Shore Gold Advances Third Major Target in Timmins West Complex, Confirms Presence of Large Gold-Bearing System Along Gold River Trend Extending to Depth.

2010-05-05; Makuch, T., Lake Shore Gold Announces Continued Progress at Three Timmins Mining Projects During First Quarter 2010.

2010-06-23; Makuch, T., Lake Shore Gold Intersects High-Grade Mineralization at Thorne Property, Expands Resource Potential Near Surface and at Depth.

2010-06-29; Makuch, T., Lake Shore Gold Ramp Reaches Thunder Creek Deposit, Intersects High-Grade Gold Mineralization.

2010-08-10; Makuch, T., Lake Shore Gold Announces Continued Progress During Second Quarter 2010.

2010-08-10; Makuch, T., Lake Shore Gold Reports Wide, High-Grade Intercepts at Timmins Mine Including 13.55 GPT over 50.80 Metres and 61.35 GPT over 15.00 Metres.

2010-08-30; Makuch, T., Lake Shore Gold Expands Thunder Creek Rusk Zone, Announces Additional Wide, High-Grade Intercepts.

2010-11-01; Makuch, T., Lake Shore Gold Continues to Confirm and Expand Thunder Creek Rusk Horizon, Initial Drilling on 650 Level Intersects Rusk Zone and 100 Metres of Porphyry.

2010-11-10; Makuch, T., Lake Shore Gold Achieves Key Production, Development and Exploration Milestones Following Successful Third Quarter.

2010-11-11; Makuch, T., Lake Shore Gold Announces New High-Grade Intercepts, Major Extension of Main Zone and Expansion of Resource Blocks at Timmins Mine.

2010-11-24; Makuch, T., Lake Shore Gold Confirms and Expands Large Gold System In Thunder Creek Porphyry, Intersects 99.60 Metres Grading 4.91 GPT Including 6.92 GPT over 61.4 Metres.

2010-12-01; Makuch, T., Lake Shore Gold Achieves 12,000 Ounces of Gold in November, Files Closure Plan For Commercial Production.

2011-01-06; Makuch, T., Lake Shore Gold Declares Commercial Production At Timmins Mine, 12,300 Ounces of Gold Produced in December of 2010.

2011-01-07; Makuch, T., Lake Shore Gold Increase Interest in RT Minerals Corp.

2011-01-11; Makuch, T., Lake Shore Gold Demonstrates Near Surface Resource Potential and Extends Mineralization to Minimum 750 Metre Depth At Gold River Trend.

2011-01-25; Makuch, T., Lake Shore Gold To Nearly Triple Gold Production in 2011, Significantly Grow Resources and Increase Exploration Spending.

2011-01-25; Makuch, T., Lake Shore Gold Confirms Broad Mineralized Envelope With High-Grade Sections Around 730 Level at Thunder Creek.

2011-02-24; Makuch, T., Lake Shore Gold Intersects Wide, High-Grade Mineralization At Timmins Mine, Confirms and Expands Ultramafic and Main Zones.

2011-02-28; Makuch, T., Lake Shore Gold Discovers Significant New Gold Zone at 144 Property, Becomes Company’s Fourth Major Project Along Western Extension of Timmins Gold Camp.

2011-03-04; Makuch, T., Lake Shore Gold Reports Wide Intersections With High-Grade Sections Within

Porphyry Zone at Thunder Creek, Underground and Surface Drilling Highlight Potential to Expand Mineralized System.

2011-03-09; Makuch, T., Lake Shore Gold Achieves Major Milestones in n2010, On Track to Nearly Triple Production and Significantly Grow Resources in 2011.

2011-05-15; Makuch, T., Annual Report 2010.

2011-05-02; Makuch, T., Lake Shore Gold Intersects Wide, High-Grade Mineralization at Timmins Mine, Highlights Significant Potential For Resource Expansion and Discovery of New Zones.

2011-07-26; Makuch, T., Lake Shore Gold Continues To Define and Extend Mineralization at Thunder Creek, Potential New Zone Discovered 500 Metres Along TC-144 Trend.

2011-11-10; Makuch, T., Lake Shore Gold discovers Potential 1.9 Kilometre Down Plunge Extension of Timmins Gold Mineralization.

2011-11-16; Makuch, T., Lake Shore Gold Announces Large, High-Grade Initial Resource at Thunder Creek.

2012-01-12; Makuch, T., Lake Shore Reports 2011 Operating Results, Pours 26,550 ounces in Fourth Quarter and 86,565 ounces for Full Year.

2012-01-17; Makuch, T., Lake Shore Gold Announces New Extension At Thorne Property, Mineralization Now Confirmed 750 Metres East of Existing Resource.

2012-02-08; Makuch, T., Lake Shore and Franco-Nevada Enter Agreement for $50 Million Royalty and Equity Investment.

2012-02-15; Makuch, T., Lake Shore Confirms Large-Scale Resources For Timmins West Mine.

2012-02-22; Makuch T., Lake Shore Gold Announces Large Increase in Resources At Gold River Trend, Total Ounces Nearly Triple, Grade, Doubles.

28.0: DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada” having an effective date of January 17, 2012 was prepared and signed by the following authors:

(Signed & Sealed) “Jacques Samson”

Dated at Timmins, Ontario
April 05, 2012	Jacques Samson, P.Geo.
Senior Project Geologist,
Lake Shore Gold Corp.

(Signed & Sealed) “Robert Kusins”

Dated at Timmins, Ontario
April 05, 2012	Robert Kusins, P.Geo.
Chief Mineral Resource Geologist,
Lake Shore Gold Corp.

(Signed & Sealed) “David Powers”

Dated at Timmins, Ontario
April 05, 2012	David Powers, P.Geo.
David Powers Geological Services

29.0: CERTIFICATE OF QUALIFIED PERSON(S)

To Accompany the Report titled “Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada”, for Lake Shore Gold Corp. and West Timmins Mining Inc. with an effective date of January 17, 2012.

I, Jacques Samson, do here by certify that:

1.               I reside at 806 Denise Street, Timmins, Ontario, P4N 7N8.

2.               I hold a Bachelor of Science (Honours) Degree in Geology (1986) from the University of Ottawa, Ottawa, Ontario.

3.               I am a registered practicing member of the Association of Professional Geoscientists of Ontario (APGO member 0421).

4.               I have been practicing my profession since 1986, and have experience with regards to the planning and supervision of mineral exploration programs.

5.               I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.               I am responsible for responsible for Items: 1, 7, 12, 13, 19, 21, 22, 24, 25, 26 and 27 contained in this report.

7.               As Senior Project Geologist and QP for the project, I have been supervising the drilling program since February 2010.  My last site visit was completed on December 06, 2011.

8.               I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.               I am currently employed by Lake Shore Gold as Senior Project Geologist. I currently hold stock options of Lake Shore Gold under the Lake Shore Gold’s employee stock option plan.

10.         I have read National Instrument 43-101 and Form 43-101F1, as well as the Repeal and Replacement of National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 Technical Reports, and Companion Policy 43-101CP (April 08, 2011) and this Technical Report has been prepared in compliance with these instruments and forms.

11.         I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this April 05, 2012

“J. Samson”

(Signed and Sealed)
J. Samson, P. Geo.

Robert Kusins P. Geo.

126 Forest Place

Timmins ON P4N 8K1

Tel.: 705-269-4344

Fax: 705-268-1794

e-mail: bkusins@lsgold.com

CERTIFICATE of AUTHOR

To Accompany the Report titled “Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada”, for Lake Shore Gold Corp. and West Timmins Mining Inc. with an effective date of January 17, 2012.

I, Robert Kusins, P. Geo., do hereby certify that:

1.                                       I reside at 126 Forest Place, Timmins, Ontario. P4N

2.                                       I graduated with a B Sc degree in Geology from McMaster University in 1978.

3.                                       I am a member of the Association of Professional Geoscientists of Ontario (Registration Number 0196).

4.                                       I have worked continuously as a geologist for a total of 33 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for sections 1, 14, 15, 16, 17, 24, 25, 26 and 27 contained in this report.

7.                                       I have worked on interpretation and resource estimates on the Gold River property since March 2010.  A site visit was completed on December 06, 2011.

8.                                       I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.                                       I am currently employed by Lake Shore Gold as Chief Resource Geologist. I currently hold 1,000 shares of Lake Shore Gold and options under the Lake Shore Gold’s employee stock option plan.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, as well as the Repeal and Replacement of National Instrument 43-101 Standards of Disclosure for Mineral Projects,

Form 43-101F1 Technical Reports, and Companion Policy 43-101CP (April 08, 2011) and this Technical Report has been prepared in compliance with these instruments and forms.

11.                                 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this April 05, 2012

“R. Kusins”

(Signed and Sealed)
R. Kusins, P. Geo.

CERTIFICATE

To Accompany the Report titled “Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada”, for Lake Shore Gold Corp. and West Timmins Mining Inc. with an effective date of January 17, 2012.

I, David H. R. Powers, do here by certify that:

1.             I reside at 385 Sony Street, South Porcupine, Ontario, Canada, P0N 1H0.

2.             I am a graduate from Lakehead University, Thunder Bay, Ontario with an Honours B.Sc. Geology degree (1974), and I have practiced my profession continuously since that time.

3.             I am a member of the Association of Professional Geoscientists of Ontario (Membership Number 0114).

4.             I have practiced my profession as a geologist for 36 years being employed by Noranda Exploration Company Limited (N.P.L.), Noranda Mines Limited, Placer Dome C.L.A. Limited, Placer Dome North America Limited, Dome Mine, Placer Dome (C.L.A.) Limited — Porcupine Joint Venture, and Placer Dome Canada. As an independent geological consultant my services have provided to Central Crude Limited, Dome Mine, CanAlaska Uranium Limited and Pacific North West Capital Corp.  I have actively explored for Archean hosted gold deposits since 1985.

5.             I have experience with various mineral deposit types, Mineral Resource estimation techniques, and the preparation of technical reports.

6.             I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

7              I have visited the Gold River Property on December 06, 2011, examined core from the property as well as the core logging and core storage areas.

8.             I am responsible for the preparation of Items 2 Items 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 13, 18, 20, 23, 24, 25, and 27 of the Technical Report titled: “Technical Report on the Updated Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada”,, having an effective date of January 17, 2012.

9.             I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report.

10.           I am independent of the issuer (Lake Shore Gold Corp.) applying tests in section 1.4 of National Instrument 43-101, and there were no circumstances that were or could be seen to interfere with my judgment in preparing the Technical Report.

11.           I have read National Instrument 43-101 and form 43-101F1, as well as the Repeal and Replacement of National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-

101F1 Technical Reports, and Companion Policy 43-101CP (April 08, 2011) and this Technical Report has been prepared in compliance with these instruments and that forms.

12.           I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in South Porcupine, Ontario, this the April 05, 2012

“David H. R. Powers”

(Signed and Sealed)
David H. R. Powers, P.Geo. (APGO No. 0114)

APPENDIX 1

DIAMOND DRILL HOLE COLLAR LOCATIONS, AZIMUTH, INCLINATION,

AND METRES DRILLED

DIAMOND DRILL HOLE COLLAR LOCATIONS, AZIMUTH, INCLINATION, AND METRES DRILLED

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
EH-96-01	Band-Ore	463949	5355938	10000	180	-46	18	0	302	302
EH-96-02	Band-Ore	463949	5356438	10000	180	-45	24	0	88	88
GS-03-02	Band-Ore	460007	5353503	10000	180	-50	28	0	338	338
GS-03-03	Band-Ore	460007	5353678	10000	180	-45	31	0	338	338
GS-03-04	Band-Ore	460365	5354409	10002	180	-45	7	0	329	329
GS-03-07	Band-Ore	460207	5353456	10000	180	-45	24	0	284	284
GS-03-08	Band-Ore	459960	5353409	10000	180	-45	46	0	251	251
GS-03-09	Band-Ore	460506	5354400	10007	180	-45	18	0	191	191
GS-03-10	Band-Ore	460753	5354590	10015	180	-45	28	0	413	413
GS-03-11	Band-Ore	460529	5354148	10007	180	-46	19	0	353	353
GS-03-12	Band-Ore	460440	5354522	10003	180	-45	10	0	332	332
GS-04-01	Band-Ore	461733	5356028	10000	174	-47	50	0	251	251
GS-04-02	Band-Ore	461741	5355886	10010	0	-47	50	0	251	251
GS-04-03	Band-Ore	461947	5355230	10018	0	-46	51	0	269	269
GS-04-04	Band-Ore	461108	5356228	10000	180	-45	42	0	249	249
GS-04-05	Band-Ore	460962	5355625	10011	180	-60	42	0	371	371
GS-04-06E	Band-Ore	460939	5355864	10009	178	-45	33	0	617	617
GS-05-01	Band-Ore	462857	5355678	10000	185	-45	43	0	356	356
GS-05-02	Band-Ore	463126	5355511	10000	180	-45	35	0	311	311
GS-05-03	Band-Ore	463319	5355913	10000	180	-45	26	0	314	314
GS-05-04	Band-Ore	462321	5355873	10000	180	-45	50	0	353	353
GS-05-05	Band-Ore	460949	5355719	10010	180	-70	22	0	680	680
GS-05-06	Band-Ore	460357	5354708	10000	175	-47	27	0	653	653
GS-05-07	Band-Ore	460749	5354728	10000	180	-49	30	0	611	611
GS-06-01	WTM	461971	5355032	10024	180	-45	16	0	134	134
GS-06-02	WTM	462003	5355107	10021	250	-55	12	0	302	302
GS-06-03	WTM	461944	5355227	10017	230	-50	24	0	218	218
GS-06-04	WTM	462243	5355032	10024	180	-45	9	0	266	266
GS-06-05	WTM	462308	5355033	10023	180	-45	10	0	150	150
GS-06-06	WTM	462309	5355121	10020	180	-45	39	0	227	227
GS-06-07	WTM	462010	5355175	10018	230	-50	27	0	252	252
GS-07-08	WTM	461934	5355249	10016	230	-50	33	0	111	111
GS-07-09	WTM	461882	5355299	10016	230	-50	31	0	221	221
GS-07-10	WTM	461968	5355221	10017	180	-45	28	0	125	125
GS-07-11	WTM	461923	5355022	10025	230	-50	18	0	101	101
GS-07-12	WTM	461923	5355022	10025	230	-50	13	0	101	101
GS-07-13	WTM	461904	5355046	10023	230	-75	21	0	101	101
GS-07-14	WTM	461904	5355046	10023	230	-74	20	0	92	92
GS-07-15	WTM	461897	5355005	10025	180	-90	12	0	65	65
GS-07-16	WTM	461884	5355026	10025	180	-55	18	0	65	65
GS-07-17	WTM	461884	5355026	10025	180	-65	16	0	65	65
GS-07-18	WTM	461884	5355026	10025	180	-45	19	0	50	50
GS-07-19	WTM	461896	5355036	10024	180	-55	18	0	71	71
GS-07-20	WTM	464410	5355708	10000	30	-50	36	0	161	161
GS-07-21	WTM	464543	5355717	10000	210	-45	48	0	281	281
GS-07-22	WTM	462887	5356781	10000	200	-50	63	0	485	485
GS-07-23	WTM	460952	5354766	10019	175	-50	13	0	251	251
GS-07-24	WTM	460948	5354989	10018	200	-50	23	0	302	302
GS-07-25	WTM	461782	5355261	10016	200	-45	14	0	161	161
GS-07-26	WTM	461645	5355143	10029	180	-45	21	0	224	224
GS-07-27	WTM	461343	5355357	10020	180	-45	22	0	200	200
GS-07-28	WTM	461569	5355352	10022	180	-55	17	0	500	500
GS-09-29	WTM	461494	5355359	10021	178	-60	15	0	449	449
GS-09-30	WTM	461494	5355358	10022	178	-63	15	0	449	449
GS-09-31	WTM	461517	5355251	10028	170	-75	15	0	290	290
GS-09-32	WTM	461469	5355358	10021	178	-63	14	0	440	440
GS-09-33	WTM	461467	5355397	10019	175	-65	17	0	539	539

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
GS-09-34	WTM	461532	5355253	10027	179	-70	15	0	269	269
GS-09-35	WTM	461502	5355252	10028	183	-75	15	0	425	425
GS-09-36	WTM	461594	5355202	10029	180	-63	18	0	125	125
GS-09-37	WTM	461620	5355204	10028	178	-45	21	0	200	200
GS-09-38	WTM	461620	5355203	10028	178	-67	17	0	302	302
GS-09-39	WTM	461670	5355202	10025	178	-45	24	0	227	227
GS-09-40	WTM	461670	5355203	10025	180	-65	18	0	275	275
GS-09-41	WTM	461468	5355297	10026	178	-63	19	0	350	350
GS-09-42	WTM	461299	5355145	10026	178	-60	20	0	134	134
GS-09-43	WTM	461345	5355147	10027	178	-58	19	0	128	128
GS-09-44	WTM	461346	5355247	10025	178	-58	18	0	251	251
GS-09-45	WTM	461324	5355144	10027	178	-58	15	0	125	125
GS-09-46	WTM	461343	5355307	10022	175	-55	18	0	434	434
GS-09-47	WTM	459591	5355625	10006	175	-50	31	0	317	317
GW-03-01	Band-Ore	459950	5355320	10015	179	-45	30	0	164	164
GW-03-02	Band-Ore	460131	5355272	10011	180	-46	16	0	233	233
GW-03-03	Band-Ore	459537	5356095	10011	174	-45	32	0	215	215
GW-03-04	Band-Ore	459431	5356078	10011	180	-45	31	0	251	251
GW-03-05	Band-Ore	460013	5356326	10008	178	-45	32	0	252	252
GW-03-06	Band-Ore	460297	5356283	10007	180	-49	49	0	271	271
GW-03-07	Band-Ore	460131	5355323	10011	180	-47	13	0	152	152
GW-03-08	Band-Ore	459537	5356141	10011	180	-45	28	0	216	216
GW-03-09	Band-Ore	459537	5356141	10011	180	-45	31	0	248	248
GW-03-10	Band-Ore	460010	5356373	10009	178	-45	34	0	66	66
GW-03-10A	Band-Ore	460010	5356373	10009	175	-48	30	0	276	276
GW-03-11	Band-Ore	460128	5355365	10011	180	-45	9	0	95	95
GW-03-12	Band-Ore	460103	5355365	10012	180	-47	10	0	188	188
GW-03-13	Band-Ore	460104	5355414	10012	180	-47	12	0	209	209
GW-03-14	Band-Ore	460013	5356516	10008	180	-46	68	0	365	365
GW-03-15	Band-Ore	460108	5355442	10013	180	-53	11	0	13	13
GW-03-16	Band-Ore	460079	5355409	10013	180	-48	16	0	200	200
GW-03-17	Band-Ore	460083	5355438	10014	180	-52	13	0	230	230
GW-03-18	Band-Ore	460104	5355414	10012	182	-60	11	0	245	245
GW-03-19	Band-Ore	460054	5355408	10014	180	-45	19	0	182	182
GW-03-20	Band-Ore	460083	5355441	10014	180	-64	12	0	302	302
GW-03-21	Band-Ore	460221	5355600	10009	174	-50	21	0	410	410
GW-03-21A	Band-Ore	460207	5355598	10009	174	-45	18	0	26	26
GW-03-22	Band-Ore	460057	5355437	10014	180	-55	14	0	307	307
GW-03-23E	Band-Ore/WTM	459925	5355405	10015	180	-47	24	0	302	302
GW-03-24	Band-Ore	459959	5356378	10011	180	-50	30	0	193	193
GW-03-25	Band-Ore	460039	5356375	10008	180	-50	33	0	56	56
GW-03-26	Band-Ore	459984	5356403	10008	180	-50	30	0	201	201
GW-03-27	Band-Ore	460032	5355438	10015	180	-51	10	0	167	167
GW-03-28	Band-Ore	460029	5355459	10014	180	-52	10	0	215	215
GW-03-29	Band-Ore	460029	5355459	10014	180	-64	9	0	262	262
GW-03-30	Band-Ore	460306	5356503	10007	180	-50	54	0	239	239
GW-03-31	Band-Ore	460029	5355511	10013	180	-60	10	0	335	335
GW-03-32	Band-Ore	460030	5355343	10015	180	-45	18	0	38	38
GW-04-01	Band-Ore	459876	5355421	10014	180	-45	34	0	308	308
GW-04-02	Band-Ore	459739	5356117	10008	180	-47	30	0	215	215
GW-04-03	Band-Ore	459736	5356338	10007	180	-47	23	0	296	296
GW-04-04	Band-Ore	459875	5355369	10013	180	-45	33	0	290	290
GW-04-05	Band-Ore	459900	5355316	10014	178	-45	39	0	227	227
GW-04-06	Band-Ore	459826	5355347	10008	180	-48	36	0	227	227
GW-04-07	Band-Ore	459875	5355269	10007	180	-47	32	0	200	200
GW-04-08	Band-Ore	459766	5355338	10006	180	-45	36	0	302	302
GW-04-09	Band-Ore	459714	5355374	10007	180	-47	38	0	437	437

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
GW-04-10	Band-Ore	459881	5355216	10007	180	-47	32	0	155	155
GW-04-11	Band-Ore	459923	5355315	10015	180	-48	32	0	251	251
GW-04-12	Band-Ore	459876	5355471	10015	180	-53	41	0	392	392
GW-04-13	Band-Ore	459686	5356342	10008	180	-45	49	0	320	320
GW-04-14	Band-Ore	459957	5354578	10000	180	-45	42	0	350	350
GW-04-15	Band-Ore	458732	5355728	10017	180	-50	21	0	476	476
GW-04-16	Band-Ore	458732	5355828	10017	180	-45	15	0	209	209
GW-04-17	Band-Ore	458757	5354228	10000	180	-45	65	0	417	417
GW-04-18	Band-Ore	458732	5356028	10017	180	-45	37	0	281	281
GW-04-19	Band-Ore	459617	5355720	10006	180	-60	23	0	633	633
GW-04-20	Band-Ore	459617	5355752	10006	180	-63	35	0	469	469
GW-05-01	Band-Ore	460057	5354828	10000	178	-45	39	0	332	332
GW-05-02	Band-Ore	460139	5356573	10008	175	-53	69	0	308	308
GW-05-03	Band-Ore	460165	5356372	10007	177	-52	48	0	437	437
GW-05-04	Band-Ore	460337	5355399	10005	180	-45	3	0	215	215
GW-05-05	Band-Ore	460322	5355424	10005	180	-45	7	0	161	161
GW-07-01	WTM	459863	5355269	10007	180	-45	36	0	248	248
GW-07-01A	WTM	459867	5355273	10007	360	-45	33	0	62	62
GW-07-02	WTM	459863	5355269	10007	180	-60	30	0	308	308
GW-07-03	WTM	459863	5355269	10007	180	-70	28	0	317	317
GW-07-04	WTM	459888	5355270	10009	180	-45	36	0	161	161
GW-07-05	WTM	459888	5355270	10009	180	-45	34	0	203	203
GW-07-06	WTM	459888	5355270	10009	180	-60	30	0	251	251
GW-07-07	WTM	459891	5355274	10010	180	-70	27	0	332	332
GW-07-08	WTM	459924	5355354	10015	180	-46	28	0	308	308
GW-07-09	WTM	460172	5355426	10012	150	-48	24	0	494	494
GW-07-10	WTM	459903	5355321	10013	180	-48	35	0	225	225
GW-07-11	WTM	457859	5354098	10012	180	-50	27	0	251	251
GW-07-12	WTM	458998	5355386	10013	180	-50	33	0	152	152
GW-07-13	WTM	458888	5355376	10015	180	-50	30	0	152	152
GW-07-14	WTM	460013	5356516	10007	180	-50	42	0	326	326
GW-07-15	WTM	458799	5355588	10014	180	-50	30	0	422	422
GW-07-16	WTM	458799	5355686	10017	180	-50	31	0	551	551
GW-08-17	WTM	458945	5355415	10012	180	-50	28	0	182	182
GW-08-18	WTM	458997	5355419	10012	180	-50	29	0	200	200
GW-08-18A	WTM	458997	5355419	10012	180	-50	29	0	121	121
GW-08-19	WTM	458844	5355383	10015	180	-50	32	0	206	206
GW-08-20	WTM	459716	5355567	10012	180	-45	44	0	452	452
GW-08-21	WTM	459716	5355632	10014	180	-45	45	0	500	500
GW-08-22	WTM	459444	5355712	10009	180	-53	42	0	452	452
GW-08-23	WTM	459483	5355683	10009	180	-60	26	0	443	443
GW-08-24	WTM	459409	5355648	10009	180	-60	33	0	410	410
GW-08-25	WTM	459410	5355719	10009	180	-60	36	0	444	444
GW-08-26	WTM	459392	5355595	10007	180	-45	21	0	320	320
GW-08-27	WTM	459391	5355642	10011	180	-45	40	0	330	330
GW-08-28	WTM	459392	5355709	10009	180	-45	45	0	452	452
GW-08-29	WTM	459418	5355715	10009	180	-60	44	0	389	389
GW-08-30	WTM	459481	5355757	10007	180	-60	49	0	200	200
GW-08-31	WTM	459493	5355755	10007	180	-60	46	0	524	524
GW-08-32	WTM	459289	5355642	10010	180	-55	38	0	455	455
GW-08-33	WTM	459288	5355700	10007	180	-55	24	0	488	488
GW-08-34	WTM	459289	5355761	10009	180	-55	21	0	551	551
GW-08-35	WTM	458211	5355329	10020	180	-45	19	0	263	263
GW-08-36	WTM	458110	5355333	10021	180	-45	25	0	250	250
GW-08-37	WTM	458159	5355437	10019	180	-45	39	0	326	326
GW-08-38	WTM	458057	5355336	10024	180	-45	38	0	251	251
GW-08-39	WTM	458006	5355347	10027	180	-45	46	0	269	269

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
GW-08-40	WTM	458057	5355436	10026	180	-45	53	0	363	363
GW-08-41	WTM	459717	5355710	10014	180	-45	36	0	350	350
GW-08-42	WTM	459764	5355532	10016	180	-45	52	0	230	230
GW-08-43	WTM	459716	5355602	10012	180	-45	51	0	275	275
GW-08-44	WTM	459591	5355615	10006	180	-60	7	0	581	581
GW-08-45	WTM	459589	5355563	10009	180	-60	15	0	554	554
GW-09-46	WTM	459591	5355512	10008	178	-60	21	0	497	497
GW-09-47	WTM	459594	5355629	10007	178	-73	9	0	677	677
GW-09-48	WTM	459591	5355462	10010	178	-60	18	0	281	281
GW-09-49	WTM	459716	5355763	10009	178	-55	42	0	593	593
GW-09-50	WTM	459293	5355395	10008	178	-45	26	0	200	200
GW-09-51	WTM	459296	5355399	10009	178	-75	21	0	152	152
GW-09-52	WTM	459342	5355634	10011	178	-68	33	0	521	521
GW-09-53	WTM	459342	5355666	10009	180	-75	30	0	608	608
GW-09-54	WTM	459331	5355664	10007	195	-90	27	0	837	837
KG-96-01	Band-Ore	458749	5356888	10000	160	-45	30	0	167	167
KG-96-02	Band-Ore	458949	5356788	10000	160	-45	26	0	206	206
KZ-05-01	Band-Ore	460680	5355491	10010	90	-47	27	0	200	200
KZ-05-02	Band-Ore	460670	5355517	10010	90	-45	24	0	228	228
KZ-05-03	Band-Ore	460666	5355466	10009	90	-45	24	0	220	220
NW-05-01	Band-Ore	459974	5355355	10015	90	-45	21	0	227	227
NW-05-02	Band-Ore	459975	5355404	10014	90	-45	17	0	215	215
NZ-05-01	Band-Ore	460951	5355215	10016	90	-45	39	0	125	125
NZ-05-02	Band-Ore	460952	5355215	10016	90	-68	30	0	146	146
NZ-05-03	Band-Ore	460952	5355190	10016	90	-45	42	0	125	125
NZ-05-04	Band-Ore	460951	5355190	10016	90	-68	36	0	161	161
NZ-05-05	Band-Ore	460951	5355240	10016	90	-45	33	0	101	101
NZ-05-06	Band-Ore	460951	5355240	10016	90	-68	24	0	171	171
NZ-05-07	Band-Ore	460951	5355265	10015	90	-45	36	0	110	110
NZ-05-08	Band-Ore	460954	5355165	10016	90	-45	44	0	167	167
NZ-05-09	Band-Ore	460825	5355238	10014	90	-50	35	0	183	183
NZ-05-10	Band-Ore	460990	5355165	10017	90	-47	36	0	125	125
NZ-05-11	Band-Ore	460919	5355165	10016	90	-45	45	0	200	200
NZ-05-12	Band-Ore	460919	5355165	10016	90	-65	35	0	197	197
NZ-05-13	Band-Ore	460955	5355140	10017	90	-45	42	0	146	146
RP-09-01	WTM	459956	5356430	10010	178	-50	37	0	287	287
RP-09-02	WTM	459956	5356429	10010	140	-50	39	0	153	153
RP-09-03	WTM	459963	5356432	10010	220	-50	39	0	653	653
RP-09-04	WTM	459955	5356484	10007	180	-50	36	0	36	36
RP-09-04A	WTM	459955	5356479	10007	180	-50	33	0	33	33
RP-09-04B	WTM	459955	5356479	10007	180	-50	51	0	51	51
T-01	Esso	458883	5354729	10011	180	-45	11	0	198	198
T-02	Esso	458868	5354898	10012	180	-45	16	0	227	227
T-03	Esso	459549	5355513	10008	180	-45	34	0	78	78
T-04	Esso	459527	5355634	10015	180	-45	16	0	305	305
T-05	Esso	459294	5355510	10009	180	-45	23	0	234	234
T-06	Esso	460518	5355803	10013	180	-45	18	0	203	203
T-07	Esso	460509	5355688	10000	180	-45	11	0	249	249
T-08	Esso	462300	5356778	10000	180	-45	N/A	0	170	170
T-09R	Esso	460969	5355481	10000	180	-45	28	0	252	252
T-10	Esso	460629	5355338	10000	360	-45	20	0	447	447
T-11R	Esso	460733	5355577	10010	180	-50	25	0	462	462
T-12	Esso	460740	5355543	10011	180	-50	26	0	124	124
T-13	Esso	460707	5355568	10010	160	-50	23	0	154	154
T-14E	Esso/Band-Ore	460670	5355536	10009	160	-52	24	0	458	458
T-15	Esso	460780	5355545	10011	180	-45	32	0	160	160
T-16	Esso	460780	5355584	10011	180	-45	36	0	148	148

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
T-17	Esso	460725	5355641	10010	180	-50	30	0	230	230
T-18E	Esso/Band-Ore	460965	5355567	10012	180	-45	55	0	527	527
T-19	Esso	460907	5355551	10013	184	-45	37	0	304	304
T-20	Esso	461109	5355563	10000	180	-45	32	0	315	315
T-21E	Esso/Band-Ore	461212	5355516	10000	180	-45	36	0	545	545
T-22R	Esso	461333	5355472	10015	180	-45	29	0	252	252
T-23E	Esso/Band-Ore	461444	5355487	10013	175	-46	37	0	557	557
T-24R	Esso	461389	5355287	10023	0	-45	22	0	282	282
T-25R	Esso	461574	5355464	10016	180	-45	33	0	182	182
T-26	Esso	461709	5355538	10007	180	-45	45	0	337	337
T-27	Esso	461668	5355426	10019	0	-45	46	0	234	234
T-28	Esso	460764	5355528	10011	180	-45	28	0	97	97
T-29	Esso	460767	5355532	10012	180	-65	22	0	149	149
T-30	Esso	460846	5355543	10012	180	-57	37	0	182	182
T-31	Esso	460846	5355543	10012	180	-45	40	0	145	145
T-32	Esso	460449	5355713	10006	180	-45	18	0	234	234
T-33	Esso	460449	5355698	10006	0	-45	16	0	145	145
T-34	Esso	461769	5356313	10010	180	-45	34	0	150	150
T-35	Esso	463089	5356138	10000	180	-45	41	0	205	205
T-36R	Esso	462809	5355118	10008	180	-45	15	0	197	197
T-37R	Esso	462829	5355043	10012	180	-45	13	0	112	112
T-38	Esso	462789	5355043	10012	180	-45	25	0	42	42
T-39	Esso	460769	5355528	10011	180	-85	18	0	75	75
T-40	Esso	460762	5355495	10011	180	-85	21	0	64	64
T-41	Esso	460729	5355518	10010	0	-90	21	0	62	62
T-42	Esso	459549	5355733	10008	360	-45	14	0	195	195
T-43R	Esso	459069	5356153	10000	0	-45	27	0	189	189
T-44	Esso	459069	5356723	10000	0	-45	37	0	184	184
T-45	Esso	460806	5355444	10012	0	-45	25	0	109	109
T-46	Esso	460744	5355460	10011	0	-60	19	0	145	145
T-47	Esso	460785	5355385	10012	360	-70	26	0	224	224
T-48	Esso	460785	5355385	10012	0	-65	20	0	263	263
T-49	Esso	460726	5355575	10010	180	-50	25	0	160	160
T-50	Esso	460726	5355575	10010	180	-65	23	0	203	203
T-51	Esso	460718	5355672	10018	190	-50	28	0	230	230
T-52	Esso	460690	5355642	10010	181	-57	26	0	230	230
T-53	Esso	460943	5355480	10014	190	-50	23	0	108	108
T-54	Esso	460943	5355480	10014	190	-65	19	0	136	136
T-55	Esso	461019	5355453	10013	180	-50	30	0	181	181
TB-09-01	WTM	461744	5354877	10029	190	-51	10	0	401	401
TB-09-03	WTM	463149	5354681	10011	188	-50	1	0	398	398
TB-09-04	WTM	463147	5354881	10010	191	-58	4	0	674	674
TC-93-01	Band-Ore?	458944	5355382	10012	180	-45	34	0	155	155
TH-10-01	LSG	461850	5355175	10021	180	-50	25	0	267	267
TH-10-02	LSG	461852	5355232	10019	180	-50	27	0	336	336
TH-10-03	LSG	461820	5355271	10019	180	-50	30	0	396	396
TH-10-04	LSG	461468	5355451	10015	175	-65	31	0	648	648
TH-10-05	LSG	461820	5355271	10019	180	-45	27	0	351	351
TH-10-06	LSG	459417	5355534	10014	180	-53	20	0	276	276
TH-10-07	LSG	461469	5355493	10013	175	-65	26	0	196	196
TH-10-08	LSG	461882	5355133	10022	180	-45	27	0	174	174
TH-10-09	LSG	461472	5355504	10017	175	-67	25	0	676	676
TH-10-10	LSG	459716	5355499	10019	180	-60	33	0	181	181
TH-10-11	LSG	461894	5355125	10023	180	-45	27	0	180	180
TH-10-12	LSG	459541	5355621	10012	180	-45	33	0	325	325
TH-10-13	LSG	461822	5355310	10018	180	-55	26	0	396	396
TH-10-14	LSG	461922	5355145	10021	180	-45	27	0	258	258

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
TH-10-15	LSG	461919	5355042	10024	180	-45	24	0	87	87
TH-10-16	LSG	459337	5355657	10015	189	-67	36	0	48	48
TH-10-17	LSG	461994	5355150	10021	180	-55	19	0	276	276
TH-10-18	LSG	459337	5355657	10015	189	-67	31	0	450	450
TH-10-19	LSG	461026	5355284	10015	180	-47	30	0	300	300
TH-10-20	LSG	461024	5355400	10014	180	-47	24	0	384	384
TH-10-21	LSG	461021	5355220	10016	180	-47	33	0	225	225
TH-10-22	LSG	461842	5355361	10015	180	-58	34	0	484	484
TH-10-23	LSG	460948	5355198	10016	180	-47	45	0	186	186
TH-10-24	LSG	460951	5355470	10013	180	-47	21	0	375	375
TH-10-25	LSG	460950	5355314	10014	180	-57	34	0	327	327
TH-10-26	LSG	461464	5355605	10010	175	-67	42	0	850	850
TH-10-26A	LSG	461464	5355605	10010	175	-67		385	541	156
TH-10-26B	LSG	461464	5355605	10010	175	-67		375	852	477
TH-10-26C	LSG	461464	5355605	10010	175	-67		367	979	612
TH-10-27	LSG	460950	5355538	10012	180	-47	40	0	552	552
TH-10-28	LSG	461570	5355411	10019	180	-57	41	0	534	534
TH-10-29	LSG	460921	5355402	10013	180	-47	38	0	358	358
TH-10-30	LSG	461821	5355207	10021	180	-49	38	0	327	327
TH-10-31	LSG	461406	5355606	10010	175	-67	33	0	852	852
TH-10-32	LSG	460896	5355348	10014	180	-47	36	0	343	343
TH-10-33	LSG	461585	5355251	10027	180	-47	42	0	402	402
TH-10-34	LSG	462002	5355604	10011	175	-67	34	0	846	846
TH-10-35	LSG	460921	5355400	10014	178	-60	31	0	337	337
TH-10-36	LSG	461616	5355151	10029	178	-45	39	0	211	211
TH-10-37	LSG	460924	5355602	10011	180	-52	45	0	112	112
TH-10-38	LSG	461617	5355243	10027	179	-47	41	0	327	327
TH-10-39	LSG	460924	5355602	10011	180	-52	57	0	450	450
TH-10-40	LSG	461666	5355173	10027	180	-50	41	0	201	201
TH-10-41	LSG	461659	5355273	10025	180	-50	36	0	387	387
TH-10-42	LSG	460959	5355463	10013	178	-45	45	0	351	351
TH-10-43	LSG	461849	5355611	10012	175	-67	31	0	849	849
TH-10-44	LSG	461658	5355223	10026	180	-45	33	0	321	321
TH-10-45	LSG	460936	5355614	10011	179	-51	57	0	450	450
TH-10-46	LSG	461680	5355152	10024	180	-45	33	0	201	201
TH-10-47	LSG	461703	5355093	10027	180	-45	20	0	150	150
TH-10-48	LSG	460884	5355475	10013	180	-50	61	0	300	300
TH-10-49	LSG	461699	5355219	10024	180	-45	27	0	273	273
TH-10-50	LSG	460879	5355556	10012	180	-50	42	0	365	365
TH-10-51	LSG	461720	5355127	10026	180	-50	24	0	210	210
TH-10-52	LSG	461725	5355248	10023	180	-50	15	0	327	327
TH-10-53	LSG	461698	5355596	10010	175	-67	25	0	850	850
TH-10-53A	LSG	461698	5355596	10010	175	-67		195	842	647
TH-10-54	LSG	460980	5355601	10011	180	-50	54	0	72	72
TH-10-55	LSG	460980	5355601	10011	180	-50	54	0	393	393
TH-10-56	LSG	461783	5355210	10022	179	-45	18	0	276	276
TH-10-57	LSG	461781	5355168	10023	180	-45	27	0	225	225
TH-10-58	LSG	460684	5355597	10009	180	-47	48	0	225	225
TH-10-59	LSG	461884	5355312	10016	179	-48	36	0	399	399
TH-10-60	LSG	460704	5355599	10009	180	-47	45	0	225	225
TH-10-61	LSG	460722	5355470	10010	180	-45	22	0	147	147
TH-10-62	LSG	460739	5355510	10010	180	-45	28	0	150	150
TH-10-63	LSG	460741	5355627	10009	180	-45	31	0	201	201
TH-10-64	LSG	460761	5355474	10011	180	-45	25	0	126	126
TH-10-65	LSG	461518	5355603	10010	179	-66	64	0	980	980
TH-10-65A	LSG	461518	5355603	10010	179	-66		320	975	655
TH-10-65B	LSG	461518	5355603	10010	179	-66		192	941	749

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
TH-10-66	LSG	460786	5355499	10012	180	-45	22	0	162	162
TH-10-67	LSG	459098	5355623	10010	177	-60	22	0	33	33
TH-10-68	LSG	459098	5355623	10010	177	-60	19	0	33	33
TH-10-69	LSG	459098	5355623	10010	177	-60	25	0	660	660
TH-10-70	LSG	458881	5355435	10012	180	-50	31	0	265	265
TH-11-71	LSG	461701	5355356	10022	180	-50	43	0	500	500
TH-11-72	LSG	461758	5355184	10024	178	-50	24	0	366	366
TH-11-73	LSG	462041	5355041	10023	180	-48	35	0	300	300
TH-11-74	LSG	462042	5355199	10016	186	-48	22	0	428	428
TH-11-75	LSG	461601	5355597	10010	180	-68	31	0	1040	1040
TH-11-75A	LSG	461601	5355597	10010	180	-68		295	980	685
TH-11-76	LSG	461759	5355229	10023	180	-50	15	0	351	351
TH-11-77	LSG	461759	5355360	10020	180	-50	39	0	438	438
TH-11-78	LSG	461759	5355477	10014	178	-50	39	0	519	519
TH-11-79	LSG	461760	5355623	10011	176	-50	27	0	710	710
TH-11-80	LSG	461690	5355596	10011	176	-56	35	0	809	809
TH-11-81	LSG	462082	5355148	10018	176	-52	28	0	347	347
TH-11-82	LSG	462080	5355270	10014	176	-54	49	0	392	392
TH-11-83	LSG	461690	5355596	10011	176	-50	37	0	836	836
TH-11-84	LSG	461863	5355427	10013	176	-50	33	0	558	558
TH-11-85	LSG	462237	5355160	10018	176	-52	40	0	305	305
TH-11-86	LSG	462241	5355259	10014	176	-54	28	0	401	401
TH-11-87	LSG	461699	5355110	10027	178	-52	37	0	230	230
TH-11-88	LSG	461702	5355166	10025	178	-52	44	0	269	269
TH-11-89	LSG	461460	5355975	10010	175	-67	31	0	143	143
TH-11-90	LSG	461460	5355975	10010	175	-70	37	0	83	83
TH-11-91	LSG	461460	5355975	10010	173	-67	35	0	224	224
TH-11-92	LSG	461639	5355171	10028	178	-52	52	0	278	278
TH-11-93	LSG	462157	5355037	10022	178	-54	22	0	207	207
TH-11-94	LSG	461446	5355976	10011	169	-67	38	0	857	857
TH-11-94A	LSG	461446	5355976	10011	171	-68		583	1364	781
TH-11-95	LSG	461540	5355265	10027	178	-54	19	0	365	365
TH-11-96	LSG	462162	5355123	10019	178	-54	28	0	272	272
TH-11-97	LSG	461499	5355328	10023	176	-55	13	0	470	470
TH-11-98	LSG	461381	5355525	10011	175	-67	28	0	762	762
TH-11-99	LSG	461481	5355346	10021	176	-55	14	0	500	500
TH-11-100	LSG	460741	5355510	10011	178	-64	19	0	131	131
TH-11-101	LSG	460786	5355499	10011	178	-66	20	0	201	201
TH-11-102	LSG	461562	5355548	10011	174	-56	31	0	782	782
TH-11-103	LSG	461019	5355183	10017	180	-54	34	0	200	200
TH-11-104	LSG	461019	5355163	10017	180	-54	31	0	170	170
TH-11-105	LSG	461121	5355236	10018	176	-52	22	0	350	350
TH-11-106	LSG	460950	5355399	10014	178	-55	25	0	251	251
TH-11-107	LSG	461579	5355326	10023	178	-54	16	0	504	504
TH-11-108	LSG	461800	5355155	10023	178	-55	22	0	254	254
TH-11-109	LSG	461381	5355409	10017	175	-67	19	0	680	680
TH-11-110	LSG	461803	5355256	10020	178	-55	14	0	411	411
TH-11-111	LSG	462160	5355229	10014	177	-54	30	0	357	357
TH-11-112	LSG	462303	5355201	10015	177	-54	27	0	358	358
TH-11-113	LSG	461859	5355156	10021	180	-55	20	0	230	230
TH-11-114	LSG	462302	5355282	10012	176	-54	30	0	420	420
TH-11-115	LSG	461382	5355318	10023	175	-67	13	0	644	644
TH-11-116	LSG	462124	5355124	10018	176	-52	25	0	251	251
TH-11-117	LSG	462217	5355045	10023	177	-54	10	0	206	206
TH-11-118	LSG	462117	5355217	10015	176	-52	25	0	344	344
TH-11-119	LSG	462120	5355297	10013	176	-52	46	0	515	515
TH-11-120	LSG	461380	5355525	10020	175	-73	28	0	843	843

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
TH-11-121	LSG	462160	5355327	10013	177	-56	76	0	530	530
TH-11-122	LSG	462160	5355430	10014	177	-54	55	0	55	55
TH-11-123	LSG	462159	5355346	10013	177	-64	62	0	524	524
TH-11-124	LSG	461301	5355526	10012	177	-66	25	0	837	837
TH-11-124A	LSG	461301	5355526	10012	177	-66		245	765	520
TH-11-125	LSG	462120	5355299	10013	177	-65	43	0	575	575
TH-11-126	LSG	462701	5355202	10012	177	-60	34	0	533	533
TH-11-127	LSG	462223	5355347	10013	177	-66	128	0	128	128
TH-11-128	LSG	462551	5355220	10013	177	-60	43	0	461	461
TH-11-129	LSG	462223	5355298	10013	177	-60	73	0	542	542
TH-11-130	LSG	463029	5355246	10011	176	-54	31	0	519	519
TH-11-131	LSG	462700	5355268	10012	177	-60	31	0	650	650
TH-95-01	Band-Ore	459751	5355734	10014	180	-50	37	0	191	191
TH-95-02	Band-Ore	459823	5355605	10016	180	-50	44	0	305	305
TH-95-03	Band-Ore	459753	5355864	10005	180	-50	40	0	257	257
TH-95-04	Band-Ore	458594	5355283	10015	180	-50	23	0	156	156
TH-95-05	Band-Ore	460721	5355513	10011	180	-45	30	0	86	86
TH-95-06	Band-Ore	460721	5355512	10010	180	-62	20	0	149	149
TH-95-07	Band-Ore	460753	5355540	10011	180	-55	24	0	138	138
TH-95-08	Band-Ore	460847	5355283	10014	0	-45	31	0	410	410
TH-96-09E	Band-Ore	460906	5355414	10013	187	-48	30	0	338	338
TH-96-10E	Band-Ore	460750	5355707	10010	185	-48	33	0	740	740
TH-96-11	Band-Ore	458949	5355530	10012	180	-45	29	0	216	216
TH-96-12	Band-Ore	460910	5355288	10015	180	-60	21	0	230	230
TH-96-13	Band-Ore	460145	5355644	10009	180	-45	30	0	100	100
TH-96-14	Band-Ore	460966	5355293	10016	180	-45	30	0	362	362
TH-96-15E	Band-Ore	460910	5355288	10015	180	-45	24	0	272	272
TH-96-16	Band-Ore	460911	5355313	10014	180	-58	24	0	287	287
TH-96-17	Band-Ore	460966	5355317	10016	180	-45	40	0	257	257
TH-96-18	Band-Ore	460936	5355311	10015	183	-45	30	0	302	302
TH-96-19	Band-Ore	460988	5355311	10015	185	-45	27	0	245	245
TH-96-20	Band-Ore	460869	5355410	10013	180	-45	27	0	263	263
TH-96-21	Band-Ore	461012	5355314	10015	180	-45	28	0	272	272
TH-96-22	Band-Ore	460987	5355285	10015	180	-45	36	0	230	230
TH-96-23	Band-Ore	461038	5355312	10016	180	-45	37	0	318	318
TH-96-24	Band-Ore	461039	5355286	10016	180	-45	33	0	347	347
TH-96-25	Band-Ore	460857	5355364	10013	180	-45	27	0	308	308
TH-96-26	Band-Ore	460769	5355210	10013	180	-45	28	0	239	239
TH-96-27	Band-Ore	460883	5355286	10014	180	-45	24	0	248	248
TH-96-28E	Band-Ore	460883	5355286	10014	180	-60	18	0	254	254
TH-96-29	Band-Ore	460662	5355126	10012	180	-45	19	0	215	215
TH-96-30	Band-Ore	460984	5355260	10016	180	-45	35	0	248	248
TH-96-31	Band-Ore	460982	5355234	10016	184	-45	48	0	245	245
TH-96-32	Band-Ore	461013	5355284	10016	180	-45	30	0	251	251
TH-96-33	Band-Ore	460728	5355548	10011	180	-45	13	0	182	182
TH-96-35	Band-Ore	460980	5355145	10018	360	-50	47	0	290	290
TH-96-36	Band-Ore	461011	5355259	10016	180	-45	37	0	242	242
TH-96-37	Band-Ore	461046	5355097	10020	358	-45	33	0	296	296
TH-96-38	Band-Ore	461048	5355070	10019	360	-45	32	0	212	212
TH-96-39	Band-Ore	461010	5355233	10017	180	-45	39	0	200	200
TH-96-40	Band-Ore	461010	5355238	10016	180	-90	28	0	77	77
TH-96-41	Band-Ore	461049	5355046	10021	360	-45	32	0	368	368
TH-96-42	Band-Ore	460936	5355286	10015	180	-45	29	0	230	230
TH-96-43	Band-Ore	461041	5355244	10017	180	-45	32	0	245	245
TH-96-44	Band-Ore	460936	5355260	10015	184	-45	30	0	239	239
TH-96-45	Band-Ore	460990	5355335	10016	183	-47	30	0	322	322
TH-96-46	Band-Ore	461043	5355220	10018	176	-47	33	0	254	254

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
TH-96-47	Band-Ore	460991	5355361	10015	184	-45	33	0	317	317
TH-96-48	Band-Ore	461076	5355045	10020	357	-45	29	0	299	299
TH-96-49	Band-Ore	461009	5355208	10017	182	-46	36	0	188	188
TH-96-50	Band-Ore	461077	5355070	10020	360	-45	31	0	221	221
TH-96-51	Band-Ore	461016	5355337	10016	180	-45	30	0	320	320
TH-96-52	Band-Ore	461101	5355045	10020	357	-44	26	0	374	374
TH-96-53	Band-Ore	461007	5355172	10017	182	-48	39	0	161	161
TH-96-54	Band-Ore	460981	5355209	10016	180	-45	45	0	182	182
TH-96-55	Band-Ore	461009	5355135	10018	180	-45	36	0	137	137
TH-96-56	Band-Ore	460981	5355178	10018	184	-47	47	0	163	163
TH-96-57	Band-Ore	460976	5355133	10017	180	-45	45	0	131	131
TH-96-58	Band-Ore	461126	5355047	10021	360	-46	21	0	404	404
TH-96-59	Band-Ore	461057	5355165	10018	180	-45	30	0	200	200
TH-96-60	Band-Ore	461137	5355373	10016	180	-45	35	0	392	392
TH-96-61	Band-Ore	460962	5355265	10015	180	-45	34	0	221	221
TH-96-62	Band-Ore	461166	5355377	10017	180	-49	32	0	423	423
TH-96-63	Band-Ore	460962	5355238	10016	180	-45	40	0	200	200
TH-96-64	Band-Ore	461113	5355323	10016	178	-48	33	0	302	302
TH-96-65	Band-Ore	461187	5355371	10017	180	-45	41	0	461	461
TH-96-66	Band-Ore	461139	5355325	10017	180	-45	34	0	335	335
TH-96-67	Band-Ore	461184	5355422	10016	180	-50	36	0	500	500
TH-96-68	Band-Ore	461164	5355328	10017	180	-45	30	0	353	353
TH-96-69	Band-Ore	461086	5355371	10016	172	-48	30	0	401	401
TH-96-70	Band-Ore	461214	5355326	10019	180	-45	33	0	395	395
TH-96-71	Band-Ore	461158	5355268	10019	175	-46	35	0	362	362
TH-96-72	Band-Ore	460806	5355457	10012	190	-50	36	0	335	335
TH-96-73	Band-Ore	461087	5355325	10016	180	-45	36	0	398	398
TH-96-74	Band-Ore	461079	5355217	10018	200	-49	27	0	230	230
TH-96-75	Band-Ore	460959	5355364	10014	180	-45	30	0	318	318
TH-96-76	Band-Ore	461219	5355275	10020	173	-48	23	0	299	299
TH-96-77	Band-Ore	460805	5355400	10012	185	-46	29	0	352	352
TH-96-78	Band-Ore	461220	5355195	10022	180	-45	17	0	254	254
TH-96-79	Band-Ore	461220	5355146	10025	180	-45	15	0	176	176
TH-96-80	Band-Ore	461245	5355197	10024	180	-45	18	0	248	248
TH-96-81	Band-Ore	461221	5355095	10025	180	-45	26	0	125	125
TH-96-82	Band-Ore	461245	5355143	10025	180	-47	18	0	179	179
TH-96-83	Band-Ore	461269	5355195	10025	179	-46	17	0	251	251
TH-96-84	Band-Ore	461295	5355195	10025	179	-45	18	0	254	254
TH-96-85	Band-Ore	461272	5355145	10025	180	-46	18	0	176	176
TH-96-86	Band-Ore	461299	5355145	10026	177	-42	21	0	209	209
TH-96-87	Band-Ore	460883	5355365	10013	180	-45	30	0	294	294
TH-96-88	Band-Ore	460882	5355413	10013	180	-45	30	0	343	343
TH-96-89	Band-Ore	461324	5355144	10027	180	-48	15	0	206	206
TH-96-90	Band-Ore	460857	5355410	10013	180	-45	29	0	286	286
TH-96-91	Band-Ore	461195	5355195	10021	180	-45	22	0	235	235
TH-96-92	Band-Ore	461324	5355119	10027	181	-47	15	0	146	146
TH-96-93	Band-Ore	461344	5355147	10027	180	-47	17	0	182	182
TH-96-94	Band-Ore	461170	5355193	10020	180	-45	21	0	233	233
TH-96-95	Band-Ore	461319	5355198	10025	183	-45	16	0	242	242
TH-96-96	Band-Ore	461345	5355196	10026	180	-46	17	0	290	290
TH-96-97	Band-Ore	461345	5355121	10028	180	-48	15	0	170	170
TH-96-98	Band-Ore	461346	5355247	10024	180	-46	19	0	293	293
TH-96-99	Band-Ore	461943	5355205	10018	181	-46	24	0	302	302
TH-96-100	Band-Ore	461941	5355357	10014	179	-45	34	0	311	311
TH-96-101	Band-Ore	461945	5355058	10024	180	-45	23	0	209	209
TH-96-102	Band-Ore	461369	5355196	10026	180	-45	17	0	251	251
TH-96-103	Band-Ore	461394	5355196	10027	183	-45	18	0	263	263

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
TH-96-104	Band-Ore	461345	5355096	10028	180	-45	15	0	128	128
TH-96-105	Band-Ore	461395	5355145	10028	175	-45	14	0	179	179
TH-96-106	Band-Ore	461444	5355198	10028	180	-45	20	0	281	281
TH-96-107	Band-Ore	461370	5355148	10027	180	-45	19	0	185	185
TH-96-108	Band-Ore	461444	5355149	10029	180	-45	15	0	203	203
TH-96-109	Band-Ore	461443	5355297	10025	180	-45	20	0	302	302
TH-96-110	Band-Ore	461468	5355199	10029	180	-45	18	0	293	293
TH-96-111	Band-Ore	461468	5355297	10026	180	-45	18	0	411	411
TH-96-112	Band-Ore	461492	5355297	10025	181	-47	15	0	458	458
TH-96-113	Band-Ore	461493	5355201	10029	180	-47	19	0	275	275
TH-96-114	Band-Ore	460645	5355383	10010	180	-45	25	0	430	430
TH-96-115	Band-Ore	460844	5355438	10013	180	-50	29	0	476	476
TH-96-116	Band-Ore	460744	5355460	10011	181	-49	21	0	449	449
TH-96-117	Band-Ore	460597	5355388	10010	181	-47	24	0	305	305
TH-96-118	Band-Ore	460593	5355484	10009	180	-46	30	0	416	416
TH-96-119	Band-Ore	460894	5355437	10013	174	-49	24	0	422	422
TH-96-120	Band-Ore	461748	5356438	10011	184	-50	23	0	248	248
TH-96-121	Band-Ore	460723	5355524	10011	190	-45	25	0	488	488
TH-96-122	Band-Ore	462842	5355176	10012	180	-48	36	0	335	335
TH-96-123	Band-Ore	461146	5355195	10019	180	-45	21	0	284	284
TH-96-124	Band-Ore	460960	5355414	10014	180	-45	27	0	395	395
TH-96-126	Band-Ore	460963	5355598	10012	180	-50	54	0	719	719
TH-96-127	Band-Ore	462845	5354976	10012	180	-45	9	0	305	305
TH-97-128	Band-Ore	461299	5355116	10026	185	-45	17	0	249	249
TH-97-129	Band-Ore	461296	5355166	10025	180	-45	15	0	218	218
TH-97-130	Band-Ore	462846	5354923	10012	183	-45	6	0	245	245
TH-97-131	Band-Ore	461319	5355247	10025	182	-51	21	0	335	335
TH-97-132	Band-Ore	461545	5355306	10026	180	-50	16	0	401	401
TH-97-133	Band-Ore	461096	5355190	10018	181	-45	27	0	230	230
TH-97-134	Band-Ore	461096	5355144	10021	180	-45	32	0	161	161
TH-97-135	Band-Ore	461086	5355426	10015	180	-52	27	0	503	503
TH-97-136	Band-Ore	461145	5355243	10018	180	-45	26	0	302	302
TH-97-137	Band-Ore	461146	5355143	10020	180	-45	31	0	230	230
TH-97-138	Band-Ore	461146	5355093	10021	183	-47	20	0	161	161
TH-97-139	Band-Ore	461171	5355143	10021	180	-45	27	0	179	179
TH-97-140	Band-Ore	461171	5355092	10022	180	-45	26	0	135	135
TH-97-141	Band-Ore	461543	5355203	10030	182	-46	21	0	278	278
TH-97-142	Band-Ore	461545	5355100	10031	180	-45	18	0	191	191
TH-97-143	Band-Ore	461095	5355241	10017	180	-45	37	0	293	293
TH-97-144	Band-Ore	461594	5355202	10029	180	-45	24	0	305	305
TH-97-145	Band-Ore	461595	5355101	10031	179	-47	16	0	224	224
TH-97-146	Band-Ore	461594	5355302	10025	181	-48	18	0	419	419
TH-97-147	Band-Ore	461071	5355189	10018	180	-48	33	0	95	95
TH-97-148	Band-Ore	461071	5355189	10018	180	-49	27	0	149	149
TH-97-149	Band-Ore	461070	5355236	10017	184	-48	24	0	263	263
TH-97-150	Band-Ore	461168	5355231	10019	180	-45	35	0	371	371
TH-97-151	Band-Ore	461168	5355353	10017	180	-50	34	0	458	458
TH-97-152	Band-Ore	461748	5356588	10011	180	-49	21	0	119	119
TH-97-153	Band-Ore	461244	5355238	10022	180	-45	20	0	290	290
TH-97-154	Band-Ore	461737	5356244	10011	181	-50	24	0	179	179
TH-97-155	Band-Ore	461646	5355123	10029	180	-45	21	0	191	191
TH-97-156	Band-Ore	461748	5356398	10011	360	-45	25	0	131	131
TH-97-157	Band-Ore	461944	5355109	10022	182	-45	18	0	269	269
TH-97-158	Band-Ore	461645	5355202	10026	177	-46	27	0	326	326
TH-97-159	Band-Ore	461015	5355362	10015	179	-46	31	0	340	340
TH-97-160	Band-Ore	461062	5355321	10016	187	-46	36	0	371	371
TH-97-161	Band-Ore	461972	5355058	10023	180	-45	22	0	218	218

HOLE-ID	Operator	Easting NAD83	Northing NAD83	Elevation (mine grid)	AZIMUTH	DIP	CASING (m)	START (m)	EOH (m)	Total Drilled (m)
TH-97-162	Band-Ore	461670	5355202	10026	178	-47	21	0	309	309
TH-97-163	Band-Ore	461920	5355057	10024	178	-45	24	0	155	155
TH-97-164	Band-Ore	461043	5355341	10016	180	-48	33	0	347	347
TH-97-165	Band-Ore	461945	5355033	10024	185	-50	20	0	93	93
TH-97-166	Band-Ore	461246	5355117	10025	183	-48	17	0	155	155
TH-97-167	Band-Ore	461895	5355057	10024	177	-46	26	0	200	200
TH-97-168	Band-Ore	461945	5355084	10023	180	-45	22	0	137	137
TH-97-169	Band-Ore	461273	5355118	10026	180	-45	21	0	158	158
TH-97-170	Band-Ore	461087	5355396	10015	185	-50	33	0	452	452
TH-97-171	Band-Ore	461994	5355108	10021	181	-47	15	0	251	251
TH-97-172	Band-Ore	461219	5355228	10021	182	-49	16	0	284	284
TH-97-173	Band-Ore	461195	5355142	10023	183	-45	15	0	179	179
TH-97-174	Band-Ore	461246	5355092	10026	178	-49	22	0	128	128
TH-97-175	Band-Ore	461994	5355055	10024	180	-45	25	0	152	152
TH-97-176	Band-Ore	461994	5355031	10024	180	-48	19	0	101	101
TH-97-177	Band-Ore	461171	5355043	10023	182	-45	24	0	92	92
TH-97-178	Band-Ore	461133	5355269	10018	180	-62	24	0	357	357
TH-97-179	Band-Ore	461343	5355306	10021	186	-45	17	0	374	374
TH-97-180	Band-Ore	462019	5355058	10023	183	-45	12	0	152	152
TH-97-181	Band-Ore	462019	5355036	10024	180	-45	15	0	101	101
TH-97-182	Band-Ore	461086	5355426	10014	179	-67	21	0	542	542
TH-97-183	Band-Ore	461843	5355310	10016	178	-48	27	0	452	452
TH-97-184	Band-Ore	461120	5355192	10019	178	-52	18	0	245	245
TH-97-185	Band-Ore	461294	5355248	10024	178	-45	18	0	302	302
TH-97-186	Band-Ore	461920	5355105	10023	178	-45	25	0	170	170
TH-97-187	Band-Ore	461122	5355161	10019	178	-52	17	0	242	242
TH-97-188	Band-Ore	461113	5355348	10016	179	-47	36	0	401	401
TH-97-189	Band-Ore	461274	5355084	10026	171	-46	23	0	125	125
TH-97-190	Band-Ore	461920	5355027	10025	178	-45	18	0	101	101
TH-97-191	Band-Ore	461442	5355374	10020	180	-45	23	0	500	500
TH-97-192	Band-Ore	460844	5355303	10014	182	-48	27	0	286	286
TH-97-193	Band-Ore	461896	5355034	10025	178	-45	20	0	104	104
TH-97-194	Band-Ore	461895	5355107	10024	178	-45	28	0	186	186
TH-97-195	Band-Ore	461643	5355303	10024	180	-45	25	0	431	431
TH-97-196	Band-Ore	461921	5355081	10024	178	-45	25	0	140	140
TH-97-197	Band-Ore	461905	5355076	10023	178	-45	25	0	140	140
TH-97-198	Band-Ore	462847	5354826	10013	180	-45	4	0	305	305
TH-97-199	Band-Ore	462845	5355028	10012	180	-48	13	0	353	353
TH-97-200	Band-Ore	460869	5355292	10014	175	-46	25	0	230	230
TH-97-201	Band-Ore	461492	5355250	10027	180	-45	24	0	326	326
TH-97-202	Band-Ore	460870	5355261	10015	178	-45	33	0	203	203
TH-97-203	Band-Ore	460870	5355229	10015	178	-45	30	0	170	170
TH-97-204	Band-Ore	461491	5355338	10025	178	-48	15	0	470	470
TH-97-205	Band-Ore	460869	5355410	10013	178	-58	25	0	410	410
TH-97-206	Band-Ore	462845	5355028	10011	178	-55	12	0	377	377
TH-97-207	Band-Ore	463150	5354885	10010	180	-43	6	0	350	350
TH-97-208	Band-Ore	460498	5355331	10005	180	-48	13	0	298	298
TH-97-209	Band-Ore	461543	5355251	10027	180	-48	18	0	335	335
TH-97-210	Band-Ore	461446	5355248	10028	180	-48	16	0	344	344
TH-97-211	Band-Ore	463143	5355107	10009	180	-45	22	0	302	302
TH-97-212	Band-Ore	460498	5355272	10009	180	-48	14	0	205	205
TH-97-213	Band-Ore	461243	5355324	10021	180	-50	30	0	377	377
TH-97-214	Band-Ore	463196	5355033	10008	183	-45	16	0	323	323
TH-97-215	Band-Ore	461096	5355197	10019	179	-70	21	0	332	332
TH-97-216	Band-Ore	460497	5355402	10007	180	-49	15	0	299	299
TH-97-217	Band-Ore	463144	5355030	10008	180	-45	12	0	326	326
TH-97-218	Band-Ore	463142	5355182	10011	180	-51	34	0	374	374

		Easting	Northing	Elevation			CASING	START	EOH	Total Drilled
HOLE-ID	Operator	NAD83	NAD83	(mine grid)	AZIMUTH	DIP	(m)	(m)	(m)	(m)
TH-97-219	Band-Ore	460498	5355482	10007	187	-49	15	0	406	406
TH-97-220	Band-Ore	463094	5355028	10010	181	-45	4	0	410	410
TH-97-221	Band-Ore	461642	5355354	10023	180	-55	19	0	500	500
TH-97-222	Band-Ore	461541	5355351	10022	184	-55	15	0	488	488
TH-97-223	Band-Ore	461494	5355359	10021	178	-55	15	0	494	494
TH-97-224	Band-Ore	461470	5355099	10030	178	-47	16	0	176	176
TH-97-225	Band-Ore	461870	5355107	10024	180	-45	26	0	200	200
TH-97-226	Band-Ore	461870	5355057	10024	180	-46	23	0	110	110
TH-97-227	Band-Ore	461871	5355032	10025	180	-46	19	0	80	80
TH-97-228	Band-Ore	461845	5355032	10025	180	-46	18	0	86	86
TH-97-229	Band-Ore	461844	5355057	10025	184	-45	20	0	110	110
TH-97-230	Band-Ore	461844	5355081	10024	180	-49	27	0	131	131
TH-97-231	Band-Ore	461540	5355401	10019	180	-55	28	0	536	536
TH-97-232	Band-Ore	461495	5355421	10016	176	-55	28	0	578	578
TH-97-233	Band-Ore	461495	5355421	10016	176	-63	24	0	635	635
TH-97-234	Band-Ore	461442	5355425	10016	175	-63	21	0	701	701
TH-97-235	Band-Ore	461645	5355152	10028	178	-45	24	0	251	251
TH-97-236	Band-Ore	461643	5355251	10026	185	-46	27	0	376	376
TH-97-237	Band-Ore	461640	5355402	10021	175	-55	40	0	514	514
TH-97-238	Band-Ore	461694	5355152	10026	178	-47	19	0	271	271
TH-97-239	Band-Ore	461693	5355299	10022	175	-45	25	0	402	402
TH-97-240	Band-Ore	461844	5355119	10024	180	-49	26	0	170	170
TH-97-241	Band-Ore	461794	5355117	10024	184	-45	21	0	161	161
TH-97-242	Band-Ore	461745	5355120	10025	184	-45	12	0	170	170
TH-97-243	Band-Ore	461895	5355154	10021	178	-45	24	0	209	209
TH-97-244	Band-Ore	461746	5355086	10026	185	-47	18	0	110	110
TH-97-245	Band-Ore	461793	5355066	10025	180	-45	25	0	110	110
TH-97-246	Band-Ore	462070	5355057	10022	180	-45	10	0	119	119
TH-97-247	Band-Ore	462119	5355060	10022	180	-45	7	0	122	122
TH-97-248	Band-Ore	462043	5355116	10021	180	-45	14	0	191	191
TH-97-249	Band-Ore	462243	5355122	10020	180	-45	19	0	191	191
TH-97-250	Band-Ore	462443	5355169	10015	180	-45	31	0	359	359
TH-97-251	Band-Ore	462543	5355170	10014	180	-45	33	0	272	272
TW-96-01	Band-Ore	459540	5355817	10008	180	-45	38	0	464	464
TW-96-02	Band-Ore	459744	5355767	10011	180	-50	45	0	155	155
TW-96-03	Band-Ore	459943	5355851	10011	180	-50	50	0	455	455
TW-96-04	Band-Ore	460244	5355724	9999	180	-45	14	0	392	392
TW-96-05	Band-Ore	459539	5355763	10008	180	-45	50	0	425	425
TW-96-06	Band-Ore	459175	5354211	10010	180	-45	55	0	182	182
TW-96-07	Band-Ore	459367	5354813	10007	180	-45	34	0	455	455
TW-96-08	Band-Ore	458157	5355327	10019	180	-45	19	0	362	362
TW-96-09	Band-Ore	458839	5356098	10018	160	-45	31	0	284	284
TW-96-10	Band-Ore	459539	5355712	10005	180	-45	31	0	395	395
TW-96-11	Band-Ore	459516	5355770	10008	180	-45	54	0	452	452
TW-96-12	Band-Ore	459541	5355537	10009	176	-45	16	0	269	269
TW-96-13E	Band-Ore	459566	5355692	10006	180	-60	21	0	641	641
TW-96-14	Band-Ore	459568	5355645	10006	180	-61	9	0	359	359
TW-96-15	Band-Ore	459517	5355665	10006	181	-46	23	0	374	374
TW-96-16	Band-Ore	459493	5355642	10006	178	-60	19	0	350	350
TW-96-17	Band-Ore	459566	5355589	10007	180	-60	11	0	341	341
TW-96-18	Band-Ore	459493	5355700	10007	180	-62	26	0	461	461
TW-96-19	Band-Ore	459493	5355591	10007	177	-60	13	0	346	346
TW-96-20E	Band-Ore	459566	5355538	10009	176	-62	15	0	439	439
TW-96-21	Band-Ore	459540	5355485	10006	180	-47	20	0	185	185
TW-96-22	Band-Ore	459545	5355436	10009	178	-48	20	0	119	119
TW-96-23E	Band-Ore	459565	5355486	10007	175	-62	18	0	341	341
TW-96-24E	Band-Ore	459565	5355438	10010	181	-61	18	0	230	230

		Easting	Northing	Elevation			CASING	START	EOH	Total Drilled
HOLE-ID	Operator	NAD83	NAD83	(mine grid)	AZIMUTH	DIP	(m)	(m)	(m)	(m)
TW-96-25E	Band-Ore	459516	5355563	10008	176	-45	18	0	392	392
TW-96-26E	Band-Ore	459516	5355462	10007	178	-48	17	0	242	242
TW-96-27E	Band-Ore	459516	5355410	10010	180	-48	26	0	164	164
TW-96-28	Band-Ore	459491	5355462	10007	185	-49	18	0	128	128
TW-97-29E	Band-Ore	459491	5355534	10008	173	-62	17	0	347	347
TW-97-30E	Band-Ore	459491	5355535	10008	180	-45	22	0	347	347
TW-97-31E	Band-Ore	459615	5355535	10008	179	-45	29	0	428	428
TW-97-32E	Band-Ore	459615	5355587	10009	177	-60	13	0	466	466
TW-97-33E	Band-Ore	459615	5355535	10008	175	-60	26	0	509	509
TW-97-34	Band-Ore	459615	5355486	10009	180	-45	26	0	127	127
TW-97-35	Band-Ore	459615	5355436	10009	179	-45	26	0	110	110
TW-97-36E	Band-Ore	459616	5355636	10006	173	-55	9	0	509	509
TW-97-37E	Band-Ore	459466	5355535	10008	180	-65	18	0	524	524
TW-97-38E	Band-Ore	459466	5355536	10008	177	-45	18	0	377	377
TW-97-39	Band-Ore	459441	5355534	10007	182	-46	19	0	245	245
TW-97-40	Band-Ore	459441	5355535	10007	183	-62	16	0	252	252
TW-97-41	Band-Ore	459442	5355585	10006	180	-57	18	0	289	289
TW-97-42	Band-Ore	459442	5355636	10006	182	-62	27	0	361	361
TW-97-43E	Band-Ore	459665	5355535	10012	178	-47	35	0	323	323
TW-97-44	Band-Ore	459665	5355536	10012	178	-60	31	0	260	260
TW-97-45E	Band-Ore	459665	5355586	10013	180	-58	27	0	527	527
TW-97-46E	Band-Ore	459665	5355485	10010	179	-47	32	0	269	269
TW-97-47E	Band-Ore	459416	5355533	10007	181	-45	17	0	377	377
TW-97-48E	Band-Ore	459416	5355534	10007	180	-60	16	0	437	437
TW-97-49	Band-Ore	459665	5355461	10011	182	-46	30	0	120	120
TW-97-50	Band-Ore	459392	5355535	10007	180	-45	20	0	220	220
TW-97-51	Band-Ore	459342	5355534	10008	182	-47	25	0	251	251
TW-97-52E	Band-Ore	459716	5355487	10013	180	-47	46	0	431	431
TW-97-53	Band-Ore	459716	5355461	10011	183	-48	44	0	125	125
TW-97-54	Band-Ore	459293	5355533	10011	183	-45	26	0	406	406
TW-97-55	Band-Ore	459765	5355487	10013	180	-47	45	0	180	180
TW-97-56	Band-Ore	459815	5355487	10010	180	-43	46	0	98	98
TW-97-57E	Band-Ore	460046	5355537	10013	173	-47	16	0	257	257
TW-97-58	Band-Ore	459343	5355484	10009	178	-45	28	0	180	180
TW-97-59	Band-Ore	459342	5355534	10008	189	-60	19	0	290	290
TW-97-60	Band-Ore	459342	5355433	10010	180	-45	26	0	242	242
TW-97-61	Band-Ore	458558	5355215	10016	181	-45	17	0	320	320
TW-97-62	Band-Ore	458552	5355591	10018	178	-45	32	0	536	536
TW-97-63	Band-Ore	459416	5355586	10007	180	-60	16	0	308	308
TW-97-64	Band-Ore	459342	5355583	10009	180	-62	20	0	359	359
TW-97-65	Band-Ore	459292	5355582	10011	179	-51	27	0	422	422
TW-97-66	Band-Ore	459242	5355537	10013	180	-45	33	0	302	302
TW-97-67	Band-Ore	459242	5355584	10012	180	-50	31	0	452	452
TW-97-68	Band-Ore	459195	5355542	10013	180	-45	36	0	329	329
TW-97-69	Band-Ore	459192	5355583	10011	180	-50	28	0	449	449
TW-97-70	Band-Ore	459416	5355436	10007	180	-45	24	0	122	122
TW-97-71	Band-Ore	458563	5354991	10015	180	-45	27	0	350	350
TW-97-72	Band-Ore	459441	5355484	10007	178	-45	21	0	176	176
TW-97-73E	Band-Ore	459465	5355484	10007	180	-45	21	0	371	371
TW-97-74	Band-Ore	459143	5355538	10011	181	-49	24	0	251	251
TW-97-75	Band-Ore	459094	5355537	10012	180	-45	34	0	251	251
TW-97-76	Band-Ore	459464	5355435	10007	180	-45	25	0	122	122
TW-97-77	Band-Ore	459144	5355586	10013	180	-50	26	0	302	302
TW-97-78	Band-Ore	459097	5355587	10011	180	-50	26	0	284	284
TW-97-79	Band-Ore	458995	5355538	10013	180	-45	29	0	251	251
TW-97-80	Band-Ore	459044	5355538	10013	180	-45	28	0	251	251
TW-97-81	Band-Ore	459044	5355586	10013	180	-50	27	0	320	320

		Easting	Northing	Elevation			CASING	START	EOH	Total Drilled
HOLE-ID	Operator	NAD83	NAD83	(mine grid)	AZIMUTH	DIP	(m)	(m)	(m)	(m)
TW-97-82	Band-Ore	458897	5355535	10014	180	-45	27	0	251	251
TW-97-83	Band-Ore	459192	5355538	10013	180	-50	27	0	404	404
TW-97-84	Band-Ore	458896	5355588	10014	180	-45	33	0	221	221
TW-97-85	Band-Ore	458849	5355537	10016	180	-45	30	0	251	251
TW-97-86	Band-Ore	458797	5355538	10020	180	-45	39	0	347	347
TW-97-87	Band-Ore	459292	5355585	10011	176	-72	28	0	454	454
TW-97-88	Band-Ore	459242	5355586	10012	176	-77	30	0	452	452
TW-97-89	Band-Ore	459368	5355635	10011	177	-80	30	0	556	556
TW-97-90	Band-Ore	459368	5355635	10011	175	-70	30	0	456	456
TW-98-91	Band-Ore	459539	5355815	10009	185	-71	28	0	647	647
TW-98-92	Band-Ore	459243	5355836	10010	180	-76	31	0	719	719

				Total metres drilled in 43-101 area:						228,045
				Total number of diamond drill holes in 43-101 area:						752
				Total number of holes intersected by the Block Models:						328
				Total number of metres used in the Block Models:						109,282

Note:

•        Total metres drilled incl. 28 Band-Ore holes extended by Band-Ore (11,169m), 4 Esso holes extended by Band-Ore (921.47m), and 1 Band-Ore hole extended by WTM (111m).

•        Highlighted holes are not intersected by the block models.

Appendix 2

DIAMOND DRILL CORE SAMPLING SUMMARY

DIAMOND DRILL CORE SAMPLING SUMMARY

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	EH-96-01	112			0			112
Band-Ore	EH-96-02	3			0			3
Band-Ore	GS-03-02	92	0	0	92	0	0	92
Band-Ore	GS-03-03	108	0	0	108	0	0	108
Band-Ore	GS-03-04	150	0	0	150	0	0	150
Band-Ore	GS-03-07	41	0	0	41	0	0	0
Band-Ore	GS-03-08	54	0	0	54	0	0	0
Band-Ore	GS-03-09	103	0	0	103	0	0	70
Band-Ore	GS-03-10	101	1	0	101	0	0	101
Band-Ore	GS-03-11	71	0	0	41	0	0	41
Band-Ore	GS-03-12	151	0	0	102	0	0	102
Band-Ore	GS-04-01	31	0	0	31	0	0	0
Band-Ore	GS-04-02	20	0	0	20	0	0	0
Band-Ore	GS-04-03	56	1	0	56	0	0	0
Band-Ore	GS-04-04	13	0	0	13	0	0	0
Band-Ore	GS-04-05	99	6	0	99	0	0	0
Band-Ore	GS-04-06E	318	8	0	318	0	0	0
Band-Ore	GS-05-01	30	1	0	30	0	0	0
Band-Ore	GS-05-02	69	0	0	69	0	0	0
Band-Ore	GS-05-03	24	0	0	24	0	0	0
Band-Ore	GS-05-04	44	0	0	44	0	0	0
Band-Ore	GS-05-05	191	4	0	191	0	0	0
Band-Ore	GS-05-06	206	5	0	206	0	0	0
Band-Ore	GS-05-07	129	1	0	129	0	0	0
WTM	GS-06-01	91	1	0	91	0	0	0
WTM	GS-06-02	178	2	0	178	0	0	0
WTM	GS-06-03	126	5	0	126	2	0	0
WTM	GS-06-04	47	4	0	47	2	0	0
WTM	GS-06-05	91	1	0	91	0	0	0
WTM	GS-06-06	111	2	0	111	1	0	0
WTM	GS-06-07	140	4	0	140	0	0	140
WTM	GS-07-08	63	2	0	63	0	0	63
WTM	GS-07-09	150	2	0	150	0	0	0
WTM	GS-07-10	79	2	0	79	1	0	0
WTM	GS-07-11	58	5	0	58	3	0	0
WTM	GS-07-12	62	4	0	62	3	0	0
WTM	GS-07-13	62	4	0	62	2	0	0
WTM	GS-07-14	65	3	1	65	1	0	0
WTM	GS-07-15	47	1	0	47	1	0	0
WTM	GS-07-16	42	3	0	42	0	0	0
WTM	GS-07-17	38	5	0	38	1	0	0
WTM	GS-07-18	28	2	0	28	0	0	0
WTM	GS-07-19	43	1	0	43	1	0	0
WTM	GS-07-20	71	0	0	71	0	0	0
WTM	GS-07-21	42	0	0	43	0	0	0
WTM	GS-07-22	25	0	0	25	0	0	0
WTM	GS-07-23	95	2	0	95	0	0	0
WTM	GS-07-24	109	1	0	109	0	0	0
WTM	GS-07-25	125	1	0	125	0	0	24
WTM	GS-07-26	164	10	0	164	0	0	21
WTM	GS-07-27	131	2	0	131	0	0	16
WTM	GS-07-28	372	11	0	372	0	0	0
WTM	GS-09-29	278	10	0	278	0	0	6
WTM	GS-09-30	163	13	0	163	0	5	4
WTM	GS-09-31	123	5	1	123	0	5	4
WTM	GS-09-32	241	7	0	241	0	0	4
WTM	GS-09-33	326	24	0	326	0	0	14
WTM	GS-09-34	152	2	0	152	0	0	0
WTM	GS-09-35	264	18	1	264	0	24	7
WTM	GS-09-36	68	1	0	68	0	0	0
WTM	GS-09-37	145	8	0	145	0	0	0
WTM	GS-09-38	211	7	0	211	0	0	0
WTM	GS-09-39	170	7	0	170	0	0	0
WTM	GS-09-40	197	5	0	197	0	0	0
WTM	GS-09-41	224	9	0	224	0	0	0
WTM	GS-09-42	96	4	0	96	0	0	0
WTM	GS-09-43	91	6	0	91	0	0	0
WTM	GS-09-44	182	14	0	182	0	0	0
WTM	GS-09-45	87	2	0	87	0	0	0
WTM	GS-09-46	265	7	0	265	0	0	0
WTM	GS-09-47	137	7	0	137	0	0	0

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	GW-03-01	58	0	0	58	0	0	0
Band-Ore	GW-03-02	59	2	0	59	0	0	0
Band-Ore	GW-03-03	58	1	0	58	0	0	0
Band-Ore	GW-03-04	48	0	0	48	0	0	0
Band-Ore	GW-03-05	115	0	0	115	0	0	0
Band-Ore	GW-03-06	77	0	0	77	0	0	0
Band-Ore	GW-03-07	86	4	0	86	0	0	0
Band-Ore	GW-03-08	64	0	0	64	0	0	0
Band-Ore	GW-03-09	113	0	0	113	0	0	0
Band-Ore	GW-03-10	17	0	0	17	0	0	0
Band-Ore	GW-03-10A	115	1	0	115	0	0	0
Band-Ore	GW-03-11	22	2	0	22	0	0	0
Band-Ore	GW-03-12	108	4	0	108	0	0	0
Band-Ore	GW-03-13	118	4	0	118	0	0	0
Band-Ore	GW-03-14	122	0	0	122	0	0	0
Band-Ore	GW-03-15	0	0	0	0	0	0	0
Band-Ore	GW-03-16	132	3	0	132	0	0	0
Band-Ore	GW-03-17	135	4	0	123	0	0	0
Band-Ore	GW-03-18	129	0	0	129	0	0	0
Band-Ore	GW-03-19	100	1	0	100	0	0	0
Band-Ore	GW-03-20	139	1	0	139	0	0	0
Band-Ore	GW-03-21	209	2	0	209	0	0	0
Band-Ore	GW-03-21A	0	0	0	0	0	0	0
Band-Ore	GW-03-22	136	4	0	136	0	0	0
Band-Ore/WTM	GW-03-23E	193	1	0	193	0	0	0
Band-Ore	GW-03-24	120	2	0	120	0	0	0
Band-Ore	GW-03-25	0	0	0	0	0	0	0
Band-Ore	GW-03-26	97	1	0	97	0	0	0
Band-Ore	GW-03-27	115	4	0	115	0	0	0
Band-Ore	GW-03-28	137	4	0	137	0	0	0
Band-Ore	GW-03-29	139	13	0	139	0	0	0
Band-Ore	GW-03-30	12	0	0	0	0	0	0
Band-Ore	GW-03-31	187	0	0	187	0	0	0
Band-Ore	GW-03-32	0	0	0	0	0	0	0
Band-Ore	GW-04-01	136	13	0	136	0	0	0
Band-Ore	GW-04-02	62	0	0	62	0	0	0
Band-Ore	GW-04-03	66	1	0	66	0	0	0
Band-Ore	GW-04-04	137	13	0	137	0	0	0
Band-Ore	GW-04-05	111	4	0	111	0	0	0
Band-Ore	GW-04-06	78	0	0	78	0	0	0
Band-Ore	GW-04-07	83	6	0	83	0	0	0
Band-Ore	GW-04-08	110	0	0	110	0	0	0
Band-Ore	GW-04-09	129	2	0	129	0	0	0
Band-Ore	GW-04-10	17	0	0	17	0	0	0
Band-Ore	GW-04-11	163	15	0	163	0	0	0
Band-Ore	GW-04-12	191	2	0	191	0	0	0
Band-Ore	GW-04-13	88	0	0	87	0	0	0
Band-Ore	GW-04-14	57	0	0	57	0	0	0
Band-Ore	GW-04-15	82	0	0	82	0	0	0
Band-Ore	GW-04-16	37	0	0	37	0	0	0
Band-Ore	GW-04-17	70	0	0	68	0	0	0
Band-Ore	GW-04-18	71	0	0	71	0	0	0
Band-Ore	GW-04-19	296	4	0	296	0	0	0
Band-Ore	GW-04-20	222	2	0	222	0	0	0
Band-Ore	GW-05-01	8	0	0	8	0	0	0
Band-Ore	GW-05-02	49	1	0	49	0	0	0
Band-Ore	GW-05-03	285	1	0	285	0	0	0
Band-Ore	GW-05-04	93	4	0	93	0	0	0
Band-Ore	GW-05-05	86	4	0	86	0	0	0
WTM	GW-07-01	122	1	0	96	0	0	0
WTM	GW-07-01A	23	1	0	23	0	0	0
WTM	GW-07-02	107	2	0	107	0	0	0
WTM	GW-07-03	109	0	0	109	0	0	0
WTM	GW-07-04	54	0	0	54	0	0	0
WTM	GW-07-05	91	1	0	91	0	0	0
WTM	GW-07-06	158	0	0	158	0	0	0
WTM	GW-07-07	209	1	0	209	0	0	0
WTM	GW-07-08	212	2	0	212	0	0	0
WTM	GW-07-09	260	4	0	260	0	0	0
WTM	GW-07-10	128	7	0	128	0	0	0
WTM	GW-07-11	65	0	0	65	0	0	0

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
WTM	GW-07-12	97	3	0	97	0	0	0
WTM	GW-07-13	90	4	0	90	0	0	0
WTM	GW-07-14	210	1	0	210	0	0	0
WTM	GW-07-15	84	0	0	84	0	0	0
WTM	GW-07-16	344	4	0	344	0	0	0
WTM	GW-08-17	124	0	0	124	0	0	0
WTM	GW-08-18	142	3	0	142	0	0	0
WTM	GW-08-18A	0	0	0	0	0	0	0
WTM	GW-08-19	153	1	0	152	0	0	0
WTM	GW-08-20	252	16	0	252	1	0	0
WTM	GW-08-21	424	15	0	424	1	0	0
WTM	GW-08-22	323	5	0	323	1	0	0
WTM	GW-08-23	336	5	0	336	0	0	0
WTM	GW-08-24	274	11	0	274	0	0	0
WTM	GW-08-25	298	11	0	298	0	0	0
WTM	GW-08-26	208	7	0	208	0	0	0
WTM	GW-08-27	202	11	0	202	1	0	0
WTM	GW-08-28	229	6	0	229	1	0	0
WTM	GW-08-29	75	11	0	75	0	0	0
WTM	GW-08-30	78	3	0	78	0	0	0
WTM	GW-08-31	308	5	0	308	0	0	0
WTM	GW-08-32	213	3	0	213	0	0	0
WTM	GW-08-33	259	29	1	259	2	4	0
WTM	GW-08-34	289	6	0	289	0	0	0
WTM	GW-08-35	119	5	0	119	1	0	0
WTM	GW-08-36	122	4	0	122	0	0	0
WTM	GW-08-37	213	10	0	213	0	0	0
WTM	GW-08-38	136	1	0	136	0	0	0
WTM	GW-08-39	151	2	0	151	0	0	0
WTM	GW-08-40	174	2	0	174	0	0	0
WTM	GW-08-41	214	9	0	214	0	2	0
WTM	GW-08-42	98	2	0	98	0	0	0
WTM	GW-08-43	151	5	0	151	10	0	0
WTM	GW-08-44	198	19	0	198	25	5	0
WTM	GW-08-45	206	13	0	206	5	2	0
WTM	GW-09-46	278	7	0	278	0	0	0
WTM	GW-09-47	438	22	0	438	0	0	0
WTM	GW-09-48	140	15	0	140	0	0	0
WTM	GW-09-49	316	11	0	316	0	0	0
WTM	GW-09-50	90	1	0	90	0	0	0
WTM	GW-09-51	89	1	0	89	0	0	0
WTM	GW-09-52	293	14	0	293	0	0	0
WTM	GW-09-53	363	2	0	332	0	0	0
WTM	GW-09-54	571	38	0	571	0	0	0
Band-Ore	KG-96-01	20	0	0	4	0	0	20
Band-Ore	KG-96-02	30	0	0	8	0	0	30
Band-Ore	KZ-05-01	156	13	0	156	0	0	0
Band-Ore	KZ-05-02	138	14	0	138	0	0	0
Band-Ore	KZ-05-03	119	30	0	119	0	0	0
Band-Ore	NW-05-01	140	7	0	140	0	0	0
Band-Ore	NW-05-02	21	0	0	21	0	0	0
Band-Ore	NZ-05-01	89	14	0	89	0	0	0
Band-Ore	NZ-05-02	108	20	0	108	0	0	0
Band-Ore	NZ-05-03	86	15	0	86	0	0	0
Band-Ore	NZ-05-04	114	8	0	114	0	0	0
Band-Ore	NZ-05-05	58	8	0	58	0	0	0
Band-Ore	NZ-05-06	74	4	0	74	0	0	0
Band-Ore	NZ-05-07	61	2	0	61	0	0	0
Band-Ore	NZ-05-08	99	5	0	99	0	0	0
Band-Ore	NZ-05-09	102	7	0	102	0	0	0
Band-Ore	NZ-05-10	77	10	0	77	0	0	0
Band-Ore	NZ-05-11	64	6	0	64	0	0	0
Band-Ore	NZ-05-12	116	6	0	116	0	0	0
Band-Ore	NZ-05-13	69	12	0	69	0	0	0
WTM	RP-09-01	193	0	0	193	0	0	0
WTM	RP-09-02	103	0	0	103	0	0	0
WTM	RP-09-03	356	2	0	356	0	0	0
WTM	RP-09-04	0	0	0	0	0	0	0
WTM	RP-09-04A	0	0	0	0	0	0	0
WTM	RP-09-04B	0	0	0	0	0	0	0
Esso	T-01	17	0	0	17	0	0	0

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Esso	T-02	0	0	0	0	0	0	0
Esso	T-03	0	0	0	0	0	0	0
Esso	T-04	155	6	0	154	0	0	18
Esso	T-05	94	1	0	94	0	0	0
Esso	T-06	44	0	0	44	0	0	0
Esso	T-07	71	2	0	71	0	0	0
Esso	T-08	0	0	0	0	0	0	0
Esso	T-09R	130	5	0	130	0	0	0
Esso	T-10	155	4	0	155	0	0	0
Esso	T-11R	222	14	0	222	0	0	0
Esso	T-12	69	10	0	69	0	0	0
Esso	T-13	92	10	0	92	0	0	0
Esso/Band-Ore	T-14E	235	8	0	235	0	0	165
Esso	T-15	92	13	0	92	0	0	0
Esso	T-16	41	0	0	41	0	0	0
Esso	T-17	144	4	0	143	0	0	0
Esso/Band-Ore	T-18E	288	15	0	288	0	0	159
Esso	T-19	158	23	0	146	0	0	0
Esso	T-20	105	6	0	105	0	0	0
Esso/Band-Ore	T-21E	281	6	0	280	0	0	147
Esso	T-22R	116	3	0	116	0	0	14
Esso/Band-Ore	T-23E	284	4	0	284	0	0	229
Esso	T-24R	137	0	0	136	0	0	44
Esso	T-25R	63	0	0	62	0	0	14
Esso	T-26	129	1	0	128	0	0	0
Esso	T-27	49	1	0	47	0	0	0
Esso	T-28	57	13	1	56	0	0	0
Esso	T-29	98	16	0	98	0	0	0
Esso	T-30	52	1	0	52	0	0	0
Esso	T-31	35	4	0	34	0	0	0
Esso	T-32	37	1	0	37	0	0	0
Esso	T-33	11	1	0	11	0	0	0
Esso	T-34	26	0	0	26	0	0	0
Esso	T-35	26	0	0	26	0	0	0
Esso	T-36R	98	3	0	98	0	0	78
Esso	T-37R	17	2	0	17	0	0	0
Esso	T-38	0	0	0	0	0	0	0
Esso	T-39	51	5	0	51	0	0	0
Esso	T-40	41	5	0	41	0	0	0
Esso	T-41	39	14	0	39	0	0	0
Esso	T-42	9	0	0	9	0	0	0
Esso	T-43R	44	0	0	19	0	0	0
Esso	T-44	21	0	0	0	0	0	0
Esso	T-45	50	9	0	48	0	0	0
Esso	T-46	68	13	0	68	0	0	0
Esso	T-47	90	23	0	90	0	0	0
Esso	T-48	57	7	0	57	0	0	0
Esso	T-49	58	12	1	58	0	0	0
Esso	T-50	60	4	0	60	0	0	0
Esso	T-51	39	1	0	39	0	0	0
Esso	T-52	56	0	0	56	0	0	0
Esso	T-53	12	0	0	12	0	0	0
Esso	T-54	28	3	0	27	0	0	0
Esso	T-55	22	0	0	21	0	0	0
WTM	TB-09-01	131	0	0	131	0	0	0
WTM	TB-09-03	222	2	0	222	0	0	0
WTM	TB-09-04	230	1	0	230	0	0	0
Band-Ore?	TC-93-01	12	3	0	12	0	0	12
LSG	TH-10-01	293	7	0	293	2	0	293
LSG	TH-10-02	389	5	0	386	1	3	389
LSG	TH-10-03	338	12	2	332	5	6	338
LSG	TH-10-04	680	34	0	680	11	0	680
LSG	TH-10-05	419	11	1	414	1	5	419
LSG	TH-10-06	298	18	2	288	5	10	298
LSG	TH-10-07	92	0	0	92	0	0	92
LSG	TH-10-08	170	3	0	170	2	0	170
LSG	TH-10-09	636	67	0	636	20	0	636
LSG	TH-10-10	155	5	0	155	3	0	155
LSG	TH-10-11	167	7	0	167	0	0	167
LSG	TH-10-12	312	18	0	312	3	0	312
LSG	TH-10-13	365	0	0	365	0	0	365

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
LSG	TH-10-14	153	4	0	153	1	0	153
LSG	TH-10-15	58	3	1	58	3	0	58
LSG	TH-10-16	9	0	0	9	0	0	9
LSG	TH-10-17	246	7	0	246	1	0	246
LSG	TH-10-18	281	22	0	281	5	0	281
LSG	TH-10-19	294	14	0	290	7	4	294
LSG	TH-10-20	268	8	0	268	2	0	268
LSG	TH-10-21	161	30	2	161	17	0	161
LSG	TH-10-22	268	4	0	268	1	0	268
LSG	TH-10-23	105	1	0	105	0	0	105
LSG	TH-10-24	302	18	3	302	12	0	302
LSG	TH-10-25	263	34	0	259	8	4	263
LSG	TH-10-26	631	21	1	621	4	10	631
LSG	TH-10-26A	85	1	0	85	0	0	85
LSG	TH-10-26B	377	20	1	364	3	13	377
LSG	TH-10-26C	616	31	0	616	8	0	616
LSG	TH-10-27	522	16	0	522	6	0	522
LSG	TH-10-28	561	13	0	561	4	0	561
LSG	TH-10-29	306	23	0	306	5	0	306
LSG	TH-10-30	331	4	1	321	0	10	331
LSG	TH-10-31	309	28	0	309	9	0	309
LSG	TH-10-32	320	6	0	320	1	0	320
LSG	TH-10-33	401	19	0	401	6	0	401
LSG	TH-10-34	236	6	0	236	1	0	236
LSG	TH-10-35	333	9	0	333	5	0	333
LSG	TH-10-36	195	7	0	195	3	0	195
LSG	TH-10-37	0	0	0	0	0	0	0
LSG	TH-10-38	272	8	0	272	5	0	272
LSG	TH-10-39	346	6	0	346	3	0	346
LSG	TH-10-40	170	11	0	170	3	0	170
LSG	TH-10-41	332	14	0	332	6	0	332
LSG	TH-10-42	322	21	1	322	8	0	322
LSG	TH-10-43	519	13	0	519	1	0	519
LSG	TH-10-44	138	7	0	138	1	0	138
LSG	TH-10-45	312	6	0	312	1	0	312
LSG	TH-10-46	160	11	0	160	5	0	160
LSG	TH-10-47	59	9	0	59	7	0	59
LSG	TH-10-48	206	14	0	206	6	0	206
LSG	TH-10-49	235	8	0	235	4	0	235
LSG	TH-10-50	219	5	0	219	1	0	219
LSG	TH-10-51	157	13	0	157	3	0	157
LSG	TH-10-52	297	17	1	288	6	9	297
LSG	TH-10-53	539	14	0	539	2	0	539
LSG	TH-10-53A	623	10	0	623	1	0	623
LSG	TH-10-54	0	0	0	0	0	0	0
LSG	TH-10-55	282	23	0	282	9	0	282
LSG	TH-10-56	202	7	0	202	4	0	202
LSG	TH-10-57	175	9	0	175	4	0	175
LSG	TH-10-58	199	8	0	199	0	0	199
LSG	TH-10-59	299	15	0	299	5	0	299
LSG	TH-10-60	163	4	0	163	1	0	163
LSG	TH-10-61	103	3	0	103	1	0	103
LSG	TH-10-62	128	24	0	128	12	0	128
LSG	TH-10-63	174	15	0	174	2	0	174
LSG	TH-10-64	60	4	0	60	0	0	60
LSG	TH-10-65	792	46	2	761	8	31	792
LSG	TH-10-65A	598	48	1	598	21	0	598
LSG	TH-10-65B	818	39	1	806	7	12	818
LSG	TH-10-66	97	8	0	97	2	0	97
LSG	TH-10-67	0	0	0	0	0	0	0
LSG	TH-10-68	0	0	0	0	0	0	0
LSG	TH-10-69	480	4	0	480	0	0	480
LSG	TH-10-70	238	1	0	238	0	0	238
LSG	TH-11-71	519	6	0	519	3	0	519
LSG	TH-11-72	271	11	0	271	1	0	271
LSG	TH-11-73	152	2	0	152	0	0	152
LSG	TH-11-74	407	11	0	407	0	0	407
LSG	TH-11-75	924	9	0	924	1	0	924
LSG	TH-11-75A	651	19	0	651	2	0	651
LSG	TH-11-76	325	9	0	325	1	0	325
LSG	TH-11-77	403	19	0	403	1	0	403

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
LSG	TH-11-78	460	11	0	460	1	0	460
LSG	TH-11-79	498	2	0	498	0	0	498
LSG	TH-11-80	658	13	0	658	1	0	658
LSG	TH-11-81	269	10	0	269	0	0	269
LSG	TH-11-82	302	12	0	302	0	0	302
LSG	TH-11-83	679	14	0	679	0	0	679
LSG	TH-11-84	274	10	0	274	1	0	274
LSG	TH-11-85	178	11	0	178	2	0	178
LSG	TH-11-86	374	12	0	374	0	0	374
LSG	TH-11-87	169	12	0	169	2	0	169
LSG	TH-11-88	298	8	0	298	2	0	298
LSG	TH-11-89	4	0	0	4	0	0	4
LSG	TH-11-90	0	0	0	0	0	0	0
LSG	TH-11-91	0	0	0	0	0	0	0
LSG	TH-11-92	200	8	1	200	1	0	200
LSG	TH-11-93	94	0	0	94	0	0	94
LSG	TH-11-94	97	0	0	97	0	0	97
LSG	TH-11-94A	493	14	0	493	1	0	493
LSG	TH-11-95	351	11	0	351	0	0	351
LSG	TH-11-96	197	10	0	197	3	0	197
LSG	TH-11-97	434	12	0	434	0	0	434
LSG	TH-11-98	654	19	0	654	2	0	654
LSG	TH-11-99	290	11	0	290	2	0	290
LSG	TH-11-100	110	13	0	110	2	0	110
LSG	TH-11-101	147	16	0	147	2	0	147
LSG	TH-11-102	544	8	0	544	0	0	544
LSG	TH-11-103	185	20	0	185	0	0	185
LSG	TH-11-104	143	4	0	143	0	0	143
LSG	TH-11-105	97	14	0	97	0	0	97
LSG	TH-11-106	226	9	0	226	1	0	226
LSG	TH-11-107	416	5	0	416	0	0	416
LSG	TH-11-108	220	12	1	220	4	0	220
LSG	TH-11-109	558	9	0	558	1	0	558
LSG	TH-11-110	370	13	0	370	1	0	370
LSG	TH-11-111	264	13	0	264	3	0	264
LSG	TH-11-112	308	9	0	308	0	0	308
LSG	TH-11-113	183	5	1	176	2	7	183
LSG	TH-11-114	333	9	0	333	0	0	333
LSG	TH-11-115	532	6	0	532	0	0	532
LSG	TH-11-116	196	2	0	196	0	0	196
LSG	TH-11-117	114	2	0	114	0	0	114
LSG	TH-11-118	348	8	1	343	0	5	348
LSG	TH-11-119	412	11	0	412	1	0	412
LSG	TH-11-120	750	33	0	750	1	0	750
LSG	TH-11-121	374	14	0	374	3	0	374
LSG	TH-11-122	0	0	0	0	0	0	0
LSG	TH-11-123	416	13	0	416	0	0	416
LSG	TH-11-124	713	12	0	421	1	0	421	292
LSG	TH-11-124A	521	18	1	508	0	8	516	5
LSG	TH-11-125	311	8	0	311	0	0	311
LSG	TH-11-126	427	10	0	427	0	0	427
LSG	TH-11-127	0	0	0	0	0	0	0
LSG	TH-11-128	375	5	0	375	0	0	375
LSG	TH-11-129	475	4	0	121	0	0	121	354
LSG	TH-11-130	316	3	0	160	0	0	160	156
LSG	TH-11-131	362	2	0	21	0	0	21	341
Band-Ore	TH-95-01	122	7	0	122	0	0	0
Band-Ore	TH-95-02	90	0	0	90	0	0	0
Band-Ore	TH-95-03	57	3	0	57	0	0	0
Band-Ore	TH-95-04	34	1	0	34	0	0	0
Band-Ore	TH-95-05	58	11	0	58	0	0	0
Band-Ore	TH-95-06	105	9	0	105	0	0	0
Band-Ore	TH-95-07	94	8	0	94	0	0	0
Band-Ore	TH-95-08	225	5	0	225	0	0	15
Band-Ore	TH-96-09E	198	6	0	198	0	15	128
Band-Ore	TH-96-10E	316	9	0	316	0	0	186
Band-Ore	TH-96-11	105	0	0	105	0	0	105
Band-Ore	TH-96-12	133	18	0	133	0	0	133
Band-Ore	TH-96-13	71	0	0	71	0	0	71
Band-Ore	TH-96-14	156	17	0	156	0	0	156
Band-Ore	TH-96-15E	71	3	0	71	0	0	71

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	TH-96-16	170	7	0	170	0	0	170
Band-Ore	TH-96-17	143	17	0	143	0	0	143
Band-Ore	TH-96-18	148	18	0	148	0	8	148
Band-Ore	TH-96-19	154	23	0	154	0	0	154
Band-Ore	TH-96-20	128	5	0	128	0	0	128
Band-Ore	TH-96-21	108	23	0	108	0	0	108
Band-Ore	TH-96-22	118	25	1	118	0	0	118
Band-Ore	TH-96-23	164	4	0	164	0	0	164
Band-Ore	TH-96-24	149	6	0	149	0	0	149
Band-Ore	TH-96-25	144	5	0	144	0	0	144
Band-Ore	TH-96-26	84	0	0	84	0	0	84
Band-Ore	TH-96-27	130	9	0	130	0	0	130
Band-Ore	TH-96-28E	155	9	0	155	0	0	155
Band-Ore	TH-96-29	53	0	0	53	0	0	53
Band-Ore	TH-96-30	153	32	0	153	0	0	153
Band-Ore	TH-96-31	105	10	0	105	0	0	105
Band-Ore	TH-96-32	194	23	0	194	0	0	194
Band-Ore	TH-96-33	15	0	0	15	0	0	15
Band-Ore	TH-96-35	133	11	0	133	0	0	133
Band-Ore	TH-96-36	166	36	0	166	0	0	166
Band-Ore	TH-96-37	197	13	0	197	0	0	197
Band-Ore	TH-96-38	120	6	0	120	0	0	120
Band-Ore	TH-96-39	115	32	0	115	0	0	115
Band-Ore	TH-96-40	38	4	0	38	0	0	38
Band-Ore	TH-96-41	222	12	0	222	0	0	222
Band-Ore	TH-96-42	148	5	0	148	0	0	148
Band-Ore	TH-96-43	162	5	0	162	0	0	162
Band-Ore	TH-96-44	172	1	0	172	0	0	172
Band-Ore	TH-96-45	220	24	0	220	0	0	220
Band-Ore	TH-96-46	142	8	0	142	0	0	142
Band-Ore	TH-96-47	237	14	0	237	0	0	237
Band-Ore	TH-96-48	187	10	0	187	0	0	187
Band-Ore	TH-96-49	132	13	0	132	0	0	132
Band-Ore	TH-96-50	126	6	1	126	0	0	125
Band-Ore	TH-96-51	237	12	0	237	0	1	237
Band-Ore	TH-96-52	202	6	0	202	0	0	202
Band-Ore	TH-96-53	88	1	0	88	0	0	88
Band-Ore	TH-96-54	93	9	0	93	0	0	93
Band-Ore	TH-96-55	67	0	0	67	0	0	67
Band-Ore	TH-96-56	88	0	0	88	0	0	88
Band-Ore	TH-96-57	60	0	0	60	0	0	60
Band-Ore	TH-96-58	290	6	1	290	0	0	290
Band-Ore	TH-96-59	109	2	0	109	0	0	109
Band-Ore	TH-96-60	280	11	1	280	0	0	280
Band-Ore	TH-96-61	127	14	0	127	0	0	127
Band-Ore	TH-96-62	239	11	0	239	0	0	239
Band-Ore	TH-96-63	112	4	0	112	0	0	112
Band-Ore	TH-96-64	213	12	0	213	0	0	213
Band-Ore	TH-96-65	283	6	0	283	0	0	283
Band-Ore	TH-96-66	249	9	0	249	0	0	248
Band-Ore	TH-96-67	256	8	0	256	0	0	256
Band-Ore	TH-96-68	204	9	0	204	0	0	204
Band-Ore	TH-96-69	294	17	0	294	0	0	294
Band-Ore	TH-96-70	164	17	1	164	0	0	164
Band-Ore	TH-96-71	169	8	0	169	0	0	169
Band-Ore	TH-96-72	205	11	0	205	0	0	205
Band-Ore	TH-96-73	190	7	0	190	0	0	190
Band-Ore	TH-96-74	139	8	0	139	0	0	139
Band-Ore	TH-96-75	198	21	1	198	0	0	198
Band-Ore	TH-96-76	127	9	0	127	0	0	127
Band-Ore	TH-96-77	198	4	0	198	0	0	198
Band-Ore	TH-96-78	135	7	0	135	0	0	135
Band-Ore	TH-96-79	110	3	0	110	0	0	110
Band-Ore	TH-96-80	119	6	0	119	0	0	119
Band-Ore	TH-96-81	59	0	0	59	0	0	59
Band-Ore	TH-96-82	115	13	0	115	0	0	115
Band-Ore	TH-96-83	125	2	0	125	0	0	125
Band-Ore	TH-96-84	115	2	0	115	0	0	115
Band-Ore	TH-96-85	106	11	0	106	0	0	106
Band-Ore	TH-96-86	49	5	0	49	0	0	49
Band-Ore	TH-96-87	175	9	0	175	0	0	175

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	TH-96-88	199	15	0	199	0	0	199
Band-Ore	TH-96-89	119	11	0	119	0	0	119
Band-Ore	TH-96-90	162	6	0	162	0	0	162
Band-Ore	TH-96-91	125	5	0	125	0	0	125
Band-Ore	TH-96-92	82	3	0	82	0	0	82
Band-Ore	TH-96-93	113	5	1	113	0	0	113
Band-Ore	TH-96-94	120	11	0	120	0	0	120
Band-Ore	TH-96-95	125	3	0	125	0	0	125
Band-Ore	TH-96-96	146	3	0	146	0	0	146
Band-Ore	TH-96-97	101	8	0	101	0	0	101
Band-Ore	TH-96-98	176	10	0	176	0	0	176
Band-Ore	TH-96-99	166	1	0	166	0	0	164
Band-Ore	TH-96-100	133	2	0	133	0	0	133
Band-Ore	TH-96-101	68	2	0	68	0	0	68
Band-Ore	TH-96-102	153	3	0	153	0	0	153
Band-Ore	TH-96-103	130	4	0	130	0	0	130
Band-Ore	TH-96-104	64	1	0	64	0	0	64
Band-Ore	TH-96-105	114	1	0	114	0	0	114
Band-Ore	TH-96-106	155	5	0	155	0	0	155
Band-Ore	TH-96-107	100	2	0	100	0	0	100
Band-Ore	TH-96-108	129	1	0	129	0	0	129
Band-Ore	TH-96-109	202	10	0	202	0	0	202
Band-Ore	TH-96-110	158	3	0	158	0	0	158
Band-Ore	TH-96-111	220	10	0	220	0	0	220
Band-Ore	TH-96-112	236	10	0	236	0	0	236
Band-Ore	TH-96-113	177	4	0	177	0	0	177
Band-Ore	TH-96-114	209	0	0	209	0	0	209
Band-Ore	TH-96-115	211	8	0	211	0	0	211
Band-Ore	TH-96-116	273	11	0	272	0	1	273
Band-Ore	TH-96-117	153	1	0	153	0	0	153
Band-Ore	TH-96-118	202	3	0	202	0	0	202
Band-Ore	TH-96-119	234	16	0	233	0	1	234
Band-Ore	TH-96-120	48	0	0	48	0	0	48
Band-Ore	TH-96-121	248	25	0	248	0	0	248
Band-Ore	TH-96-122	141	3	0	141	0	0	141
Band-Ore	TH-96-123	113	5	0	113	0	0	113
Band-Ore	TH-96-124	236	10	0	236	0	0	236
Band-Ore	TH-96-126	65	19	0	65	0	0	65
Band-Ore	TH-96-127	397	5	0	397	0	0	397
Band-Ore	TH-97-128	86	0	0	86	0	0	86
Band-Ore	TH-97-129	122	4	0	122	0	0	122
Band-Ore	TH-97-130	62	5	0	62	0	0	62
Band-Ore	TH-97-131	176	2	0	176	0	0	176
Band-Ore	TH-97-132	205	7	0	205	0	0	205
Band-Ore	TH-97-133	69	0	0	69	0	0	69
Band-Ore	TH-97-134	38	2	0	38	0	0	38
Band-Ore	TH-97-135	176	16	0	175	0	1	176
Band-Ore	TH-97-136	169	11	0	169	0	0	169
Band-Ore	TH-97-137	98	1	0	98	0	0	98
Band-Ore	TH-97-138	27	0	0	27	0	0	27
Band-Ore	TH-97-139	85	8	0	85	0	0	85
Band-Ore	TH-97-140	34	0	0	34	0	0	34
Band-Ore	TH-97-141	180	5	0	180	0	0	180
Band-Ore	TH-97-142	86	6	0	86	0	0	86
Band-Ore	TH-97-143	133	5	1	132	0	1	133
Band-Ore	TH-97-144	150	11	0	150	0	0	150
Band-Ore	TH-97-145	59	0	0	59	0	0	59
Band-Ore	TH-97-146	180	12	0	180	0	0	180
Band-Ore	TH-97-147	38	4	0	38	0	0	38
Band-Ore	TH-97-148	64	3	0	63	0	1	64
Band-Ore	TH-97-149	116	7	0	116	0	0	116
Band-Ore	TH-97-150	175	12	1	175	0	5	175
Band-Ore	TH-97-151	187	5	0	187	0	2	187
Band-Ore	TH-97-152	5	0	0	5	0	0	5
Band-Ore	TH-97-153	93	2	0	93	0	0	93
Band-Ore	TH-97-154	29	0	0	29	0	0	29
Band-Ore	TH-97-155	49	4	0	49	0	0	49
Band-Ore	TH-97-156	4	0	0	4	0	0	4
Band-Ore	TH-97-157	114	1	0	114	0	0	114
Band-Ore	TH-97-158	137	7	1	137	0	5	137
Band-Ore	TH-97-159	153	15	0	153	0	0	153

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	TH-97-160	105	8	0	105	0	0	105
Band-Ore	TH-97-161	75	0	0	75	0	0	75
Band-Ore	TH-97-162	113	2	0	113	0	0	113
Band-Ore	TH-97-163	43	3	0	42	0	1	43
Band-Ore	TH-97-164	114	6	0	114	0	0	114
Band-Ore	TH-97-165	43	3	0	43	0	0	43
Band-Ore	TH-97-166	114	6	0	114	0	0	114
Band-Ore	TH-97-167	78	8	0	78	0	0	78
Band-Ore	TH-97-168	62	2	0	62	0	0	62
Band-Ore	TH-97-169	98	2	0	98	0	0	98
Band-Ore	TH-97-170	164	8	0	164	0	0	164
Band-Ore	TH-97-171	81	3	0	81	0	0	81
Band-Ore	TH-97-172	98	6	0	98	0	0	98
Band-Ore	TH-97-173	83	6	0	83	0	0	83
Band-Ore	TH-97-174	83	6	0	83	0	0	83
Band-Ore	TH-97-175	60	0	0	60	0	0	60
Band-Ore	TH-97-176	49	1	0	49	0	0	49
Band-Ore	TH-97-177	32	2	0	32	0	0	32
Band-Ore	TH-97-178	94	10	0	94	0	0	94
Band-Ore	TH-97-179	154	3	0	154	0	0	154
Band-Ore	TH-97-180	66	2	0	66	0	0	66
Band-Ore	TH-97-181	45	1	0	45	0	0	45
Band-Ore	TH-97-182	206	10	0	206	0	0	206
Band-Ore	TH-97-183	150	8	0	150	0	0	150
Band-Ore	TH-97-184	95	11	0	95	0	0	95
Band-Ore	TH-97-185	104	4	0	104	0	0	104
Band-Ore	TH-97-186	68	5	0	68	0	0	68
Band-Ore	TH-97-187	53	0	0	53	0	0	53
Band-Ore	TH-97-188	137	11	0	137	0	0	137
Band-Ore	TH-97-189	60	5	0	60	0	0	60
Band-Ore	TH-97-190	43	3	0	43	0	0	43
Band-Ore	TH-97-191	244	4	0	244	0	0	244
Band-Ore	TH-97-192	16	1	0	16	0	0	16
Band-Ore	TH-97-193	45	7	1	45	0	0	45
Band-Ore	TH-97-194	79	6	0	79	0	0	79
Band-Ore	TH-97-195	181	12	0	181	0	0	181
Band-Ore	TH-97-196	62	1	0	62	0	0	62
Band-Ore	TH-97-197	75	1	0	75	0	0	75
Band-Ore	TH-97-198	21	1	0	21	0	0	21
Band-Ore	TH-97-199	72	3	0	72	0	0	72
Band-Ore	TH-97-200	114	5	0	114	0	0	114
Band-Ore	TH-97-201	147	5	0	147	0	0	147
Band-Ore	TH-97-202	82	2	0	82	0	0	82
Band-Ore	TH-97-203	87	0	0	87	0	0	87
Band-Ore	TH-97-204	243	4	0	243	0	0	243
Band-Ore	TH-97-205	230	9	0	230	0	0	230
Band-Ore	TH-97-206	88	2	0	88	0	0	88
Band-Ore	TH-97-207	61	0	0	61	0	0	61
Band-Ore	TH-97-208	118	4	0	118	0	0	118
Band-Ore	TH-97-209	192	8	0	192	0	0	192
Band-Ore	TH-97-210	147	7	0	147	0	0	147
Band-Ore	TH-97-211	124	3	0	124	0	0	124
Band-Ore	TH-97-212	77	0	0	77	0	0	77
Band-Ore	TH-97-213	200	7	0	200	0	0	200
Band-Ore	TH-97-214	79	2	0	79	0	0	79
Band-Ore	TH-97-215	179	13	0	179	0	0	179
Band-Ore	TH-97-216	130	4	0	130	0	0	130
Band-Ore	TH-97-217	135	5	0	135	0	0	135
Band-Ore	TH-97-218	159	8	0	159	0	0	159
Band-Ore	TH-97-219	143	2	0	143	0	0	143
Band-Ore	TH-97-220	106	3	0	106	0	0	106
Band-Ore	TH-97-221	339	3	0	339	0	0	339
Band-Ore	TH-97-222	312	7	1	312	0	0	312
Band-Ore	TH-97-223	284	10	1	284	0	0	284
Band-Ore	TH-97-224	112	2	0	112	0	0	112
Band-Ore	TH-97-225	100	4	1	100	0	0	100
Band-Ore	TH-97-226	55	4	0	55	0	0	55
Band-Ore	TH-97-227	40	6	0	40	0	0	40
Band-Ore	TH-97-228	42	2	0	42	0	0	42
Band-Ore	TH-97-229	55	2	0	55	0	0	55
Band-Ore	TH-97-230	68	4	0	68	0	0	68

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	TH-97-231	290	6	0	290	0	0	290
Band-Ore	TH-97-232	362	22	0	362	0	0	362
Band-Ore	TH-97-233	425	10	0	425	0	0	425
Band-Ore	TH-97-234	455	8	1	455	0	0	455
Band-Ore	TH-97-235	148	4	0	148	0	0	148
Band-Ore	TH-97-236	221	7	1	221	0	0	221
Band-Ore	TH-97-237	225	4	0	225	0	0	225
Band-Ore	TH-97-238	162	6	0	162	0	0	162
Band-Ore	TH-97-239	118	6	0	118	0	0	117
Band-Ore	TH-97-240	51	2	0	51	0	0	51
Band-Ore	TH-97-241	41	5	0	41	0	0	41
Band-Ore	TH-97-242	43	2	0	42	0	0	42
Band-Ore	TH-97-243	42	0	0	42	0	0	42
Band-Ore	TH-97-244	25	2	0	25	0	0	25
Band-Ore	TH-97-245	49	1	0	49	0	0	49
Band-Ore	TH-97-246	30	2	0	30	0	0	30
Band-Ore	TH-97-247	30	1	0	30	0	0	30
Band-Ore	TH-97-248	45	5	0	45	0	0	45
Band-Ore	TH-97-249	31	2	0	31	0	0	31
Band-Ore	TH-97-250	53	2	0	53	0	0	53
Band-Ore	TH-97-251	69	5	0	69	0	0	69
Band-Ore	TW-96-01	235	8	0	235	0	0	235
Band-Ore	TW-96-02	78	1	0	78	0	0	78
Band-Ore	TW-96-03	159	2	0	159	0	0	159
Band-Ore	TW-96-04	182	0	0	182	0	0	182
Band-Ore	TW-96-05	176	12	0	176	0	0	176
Band-Ore	TW-96-06	39	0	0	39	0	0	39
Band-Ore	TW-96-07	72	0	0	72	0	0	72
Band-Ore	TW-96-08	157	8	0	157	0	0	157
Band-Ore	TW-96-09	130	0	0	130	0	0	130
Band-Ore	TW-96-10	217	8	0	217	0	0	217
Band-Ore	TW-96-11	223	6	0	223	0	0	223
Band-Ore	TW-96-12	101	9	0	101	0	0	101
Band-Ore	TW-96-13E	261	18	0	261	0	0	219
Band-Ore	TW-96-14	193	6	0	193	0	0	193
Band-Ore	TW-96-15	181	7	0	181	0	0	181
Band-Ore	TW-96-16	191	9	0	191	0	0	191
Band-Ore	TW-96-17	167	6	0	167	0	0	167
Band-Ore	TW-96-18	249	6	0	249	0	0	249
Band-Ore	TW-96-19	160	9	0	160	0	0	160
Band-Ore	TW-96-20E	188	11	0	188	0	0	136
Band-Ore	TW-96-21	60	7	0	60	0	0	60
Band-Ore	TW-96-22	40	0	0	40	0	0	40
Band-Ore	TW-96-23E	180	13	0	180	0	0	117
Band-Ore	TW-96-24E	95	5	0	95	0	1	58
Band-Ore	TW-96-25E	169	11	0	169	0	0	94
Band-Ore	TW-96-26E	94	5	0	94	0	0	40
Band-Ore	TW-96-27E	61	2	0	61	0	0	25
Band-Ore	TW-96-28	31	0	0	31	0	0	31
Band-Ore	TW-97-29E	148	15	0	147	0	4	119
Band-Ore	TW-97-30E	107	4	0	107	0	0	55
Band-Ore	TW-97-31E	170	4	0	170	0	0	89
Band-Ore	TW-97-32E	168	16	0	167	0	5	151
Band-Ore	TW-97-33E	162	10	0	162	1	0	162
Band-Ore	TW-97-34	65	4	0	65	0	0	65
Band-Ore	TW-97-35	35	4	0	35	0	0	35
Band-Ore	TW-97-36E	213	7	0	213	0	0	165
Band-Ore	TW-97-37E	188	9	0	188	0	1	119
Band-Ore	TW-97-38E	144	9	0	144	0	0	91
Band-Ore	TW-97-39	88	6	0	88	0	0	88
Band-Ore	TW-97-40	151	8	0	151	0	0	151
Band-Ore	TW-97-41	137	7	0	137	0	0	137
Band-Ore	TW-97-42	193	8	0	193	0	0	74
Band-Ore	TW-97-43E	150	14	0	150	0	0	5
Band-Ore	TW-97-44	115	2	0	115	0	0	0
Band-Ore	TW-97-45E	203	8	0	203	0	0	0
Band-Ore	TW-97-46E	72	1	0	72	0	0	8
Band-Ore	TW-97-47E	174	12	0	174	0	0	44
Band-Ore	TW-97-48E	190	8	0	190	0	0	144
Band-Ore	TW-97-49	48	3	0	48	0	0	48
Band-Ore	TW-97-50	114	3	0	114	0	0	19

		Number of	Number Assays	Number Assays	Analysis	Analysis	Analysis	Analysis
	Hole	Samples	equal to or greater	equal to or greater	FA aa	FA g	metallics	aa	Assays pending
Operator	Number	(excl. QA/QC)	than 1 gpt Au	than 34.29 gpt Au	Au	Au	Au	As	(excl. QA/QC)
Band-Ore	TW-97-51	105	0	0	105	0	0	0
Band-Ore	TW-97-52E	147	12	0	147	0	0	0
Band-Ore	TW-97-53	53	2	0	53	0	0	0
Band-Ore	TW-97-54	143	3	0	143	0	0	12
Band-Ore	TW-97-55	74	1	0	74	0	0	0
Band-Ore	TW-97-56	0	0	0	0	0	0	0
Band-Ore	TW-97-57E	43	0	0	43	0	0	0
Band-Ore	TW-97-58	82	0	0	82	0	0	0
Band-Ore	TW-97-59	156	6	0	156	0	0	0
Band-Ore	TW-97-60	109	2	0	109	0	0	109
Band-Ore	TW-97-61	120	1	0	120	0	0	0
Band-Ore	TW-97-62	319	1	0	319	0	0	319
Band-Ore	TW-97-63	199	8	0	199	0	0	199
Band-Ore	TW-97-64	206	15	0	206	0	0	206
Band-Ore	TW-97-65	198	2	0	198	0	0	198
Band-Ore	TW-97-66	148	6	0	148	0	0	148
Band-Ore	TW-97-67	204	3	0	204	0	0	204
Band-Ore	TW-97-68	171	9	0	171	0	0	171
Band-Ore	TW-97-69	208	6	0	208	0	0	208
Band-Ore	TW-97-70	57	7	0	57	0	0	57
Band-Ore	TW-97-71	71	0	0	71	0	0	71
Band-Ore	TW-97-72	57	5	0	57	0	0	57
Band-Ore	TW-97-73E	155	0	0	155	0	0	65
Band-Ore	TW-97-74	120	4	0	120	0	0	120
Band-Ore	TW-97-75	115	2	0	115	0	0	115
Band-Ore	TW-97-76	47	2	0	47	0	0	47
Band-Ore	TW-97-77	200	1	0	200	0	0	200
Band-Ore	TW-97-78	153	7	0	153	0	0	153
Band-Ore	TW-97-79	149	1	0	149	0	0	149
Band-Ore	TW-97-80	139	0	0	139	0	0	139
Band-Ore	TW-97-81	182	1	0	182	0	0	182
Band-Ore	TW-97-82	140	0	0	140	0	0	140
Band-Ore	TW-97-83	217	4	0	217	0	0	217
Band-Ore	TW-97-84	119	0	0	119	0	0	119
Band-Ore	TW-97-85	95	0	0	95	0	0	95
Band-Ore	TW-97-86	155	5	0	155	0	0	155
Band-Ore	TW-97-87	147	26	0	147	0	0	147
Band-Ore	TW-97-88	149	11	0	149	0	0	149
Band-Ore	TW-97-89	139	20	0	139	0	0	139
Band-Ore	TW-97-90	60	7	0	60	0	0	60
Band-Ore	TW-98-91	86	1	0	86	0	0	86
Band-Ore	TW-98-92	232	7	0	232	0	0	232

	Totals:	121,158	4,926	47	119,476	420	237	85,971	1,148

APPENDIX 3

DIAMOND DRILL HOLES NOT USED IN THE BLOCK MODEL

DIAMOND DRILL HOLES NOT USED IN THE BLOCK MODEL

Hole Number	Comment1	Comment2
EH-96-01	Hole does not intersect resource models
EH-96-02	Hole does not intersect resource models
GS-03-02	Hole does not intersect resource models
GS-03-03	Hole does not intersect resource models
GS-03-04	Hole does not intersect resource models
GS-03-07	Hole does not intersect resource models
GS-03-08	Hole does not intersect resource models
GS-03-09	Hole does not intersect resource models
GS-03-10	Hole does not intersect resource models
GS-03-11	Hole does not intersect resource models
GS-03-12	Hole does not intersect resource models
GS-04-01	Hole does not intersect resource models
GS-04-02	Hole does not intersect resource models
GS-04-03	Hole does not intersect resource models
GS-04-04	Hole does not intersect resource models
GS-04-05	Hole does not intersect resource models
GS-04-06E	Hole does not intersect resource models
GS-05-01	Hole does not intersect resource models
GS-05-02	Hole does not intersect resource models
GS-05-03	Hole does not intersect resource models
GS-05-04	Hole does not intersect resource models
GS-05-05	Hole does not intersect resource models
GS-05-06	Hole does not intersect resource models
GS-05-07	Hole does not intersect resource models
GS-06-02	Hole does not intersect resource models
GS-06-03	Hole does not intersect resource models
GS-06-05	Hole does not intersect resource models
GS-07-08	Hole does not intersect resource models
GS-07-09	Hole does not intersect resource models
GS-07-10	Hole does not intersect resource models
GS-07-13	Hole does not intersect resource models
GS-07-14	Hole does not intersect resource models
GS-07-15	Hole does not intersect resource models
GS-07-16	Hole does not intersect resource models
GS-07-18	Hole does not intersect resource models
GS-07-20	Hole does not intersect resource models
GS-07-21	Hole does not intersect resource models
GS-07-22	Hole does not intersect resource models
GS-07-23	Hole does not intersect resource models
GS-07-24	Hole does not intersect resource models
GS-07-25	Hole does not intersect resource models
GS-07-27	Hole does not intersect resource models
GS-09-36	Hole does not intersect resource models
GS-09-46	Hole does not intersect resource models
GW-03-01	Hole does not intersect resource models
GW-03-02	Hole does not intersect resource models
GW-03-03	Hole does not intersect resource models
GW-03-04	Hole does not intersect resource models
GW-03-05	Hole does not intersect resource models
GW-03-06	Hole does not intersect resource models
GW-03-07	Hole does not intersect resource models

Hole Number	Comment1	Comment2
GW-03-08	Hole does not intersect resource models
GW-03-09	Hole does not intersect resource models
GW-03-10	Hole does not intersect resource models
GW-03-10A	Hole does not intersect resource models
GW-03-11	Hole does not intersect resource models
GW-03-12	Hole does not intersect resource models
GW-03-13	Hole does not intersect resource models
GW-03-14	Hole does not intersect resource models
GW-03-15	Hole does not intersect resource models	abandoned in diab @13m
GW-03-16	Hole does not intersect resource models
GW-03-17	Hole does not intersect resource models
GW-03-18	Hole does not intersect resource models
GW-03-19	Hole does not intersect resource models
GW-03-20	Hole does not intersect resource models
GW-03-21	Hole does not intersect resource models
GW-03-21A	Hole does not intersect resource models	abandoned @26m
GW-03-22	Hole does not intersect resource models
GW-03-23E	Hole does not intersect resource models
GW-03-24	Hole does not intersect resource models
GW-03-25	Hole does not intersect resource models	abandoned in diabase
GW-03-26	Hole does not intersect resource models
GW-03-27	Hole does not intersect resource models
GW-03-28	Hole does not intersect resource models
GW-03-29	Hole does not intersect resource models
GW-03-30	Hole does not intersect resource models
GW-03-31	Hole does not intersect resource models
GW-03-32	Hole does not intersect resource models	abandoned in diabase
GW-04-01	Hole does not intersect resource models
GW-04-02	Hole does not intersect resource models
GW-04-03	Hole does not intersect resource models
GW-04-04	Hole does not intersect resource models
GW-04-05	Hole does not intersect resource models
GW-04-06	Hole does not intersect resource models
GW-04-07	Hole does not intersect resource models
GW-04-08	Hole does not intersect resource models
GW-04-09	Hole does not intersect resource models
GW-04-10	Hole does not intersect resource models
GW-04-11	Hole does not intersect resource models
GW-04-12	Hole does not intersect resource models
GW-04-13	Hole does not intersect resource models
GW-04-14	Hole does not intersect resource models
GW-04-15	Hole does not intersect resource models
GW-04-16	Hole does not intersect resource models
GW-04-17	Hole does not intersect resource models
GW-04-18	Hole does not intersect resource models
GW-04-19	Hole does not intersect resource models
GW-04-20	Hole does not intersect resource models
GW-05-01	Hole does not intersect resource models
GW-05-02	Hole does not intersect resource models
GW-05-03	Hole does not intersect resource models
GW-05-04	Hole does not intersect resource models

Hole Number	Comment1	Comment2
GW-05-05	Hole does not intersect resource models
GW-07-01	Hole does not intersect resource models
GW-07-01A	Hole does not intersect resource models	abandoned
GW-07-02	Hole does not intersect resource models
GW-07-03	Hole does not intersect resource models
GW-07-04	Hole does not intersect resource models
GW-07-05	Hole does not intersect resource models
GW-07-06	Hole does not intersect resource models
GW-07-07	Hole does not intersect resource models
GW-07-08	Hole does not intersect resource models
GW-07-09	Hole does not intersect resource models
GW-07-10	Hole does not intersect resource models
GW-07-11	Hole does not intersect resource models
GW-07-12	Hole does not intersect resource models
GW-07-13	Hole does not intersect resource models
GW-07-14	Hole does not intersect resource models
GW-07-15	Hole does not intersect resource models
GW-07-16	Hole does not intersect resource models
GW-08-17	Hole does not intersect resource models
GW-08-18	Hole does not intersect resource models
GW-08-18A	Hole does not intersect resource models	abandoned due to broken rods
GW-08-19	Hole does not intersect resource models
GW-08-21	Hole does not intersect resource models
GW-08-22	Hole does not intersect resource models
GW-08-23	Hole does not intersect resource models
GW-08-25	Hole does not intersect resource models
GW-08-26	Hole does not intersect resource models
GW-08-27	Hole does not intersect resource models
GW-08-29	Hole does not intersect resource models
GW-08-30	Hole does not intersect resource models
GW-08-31	Hole does not intersect resource models
GW-08-35	Hole does not intersect resource models
GW-08-36	Hole does not intersect resource models
GW-08-37	Hole does not intersect resource models
GW-08-38	Hole does not intersect resource models
GW-08-39	Hole does not intersect resource models
GW-08-40	Hole does not intersect resource models
GW-08-41	Hole does not intersect resource models
GW-08-42	Hole does not intersect resource models
GW-08-43	Hole does not intersect resource models
GW-09-46	Hole does not intersect resource models
GW-09-48	Hole does not intersect resource models
GW-09-49	Hole does not intersect resource models
GW-09-50	Hole does not intersect resource models
GW-09-51	Hole does not intersect resource models
GW-09-54	Hole does not intersect resource models
KG-96-01	Hole does not intersect resource models
KG-96-02	Hole does not intersect resource models
KZ-05-01	Poor intersection angle
KZ-05-02	Poor intersection angle
KZ-05-03	Poor intersection angle

Hole Number	Comment1	Comment2
NW-05-01	Hole does not intersect resource models
NW-05-02	Hole does not intersect resource models
NZ-05-02	Poor intersection angle
NZ-05-04	Hole does not intersect resource models
NZ-05-05	Hole does not intersect resource models
NZ-05-06	Hole does not intersect resource models
NZ-05-07	Hole does not intersect resource models
NZ-05-08	Hole does not intersect resource models
NZ-05-09	Hole does not intersect resource models
NZ-05-10	Hole does not intersect resource models
NZ-05-11	Hole does not intersect resource models
NZ-05-13	Poor intersection angle
RP-09-01	Hole does not intersect resource models
RP-09-02	Hole does not intersect resource models
RP-09-03	Hole does not intersect resource models
RP-09-04	Hole does not intersect resource models	abandoned in overburden
RP-09-04A	Hole does not intersect resource models	abandoned in overburden
RP-09-04B	Hole does not intersect resource models	abandoned in overburden
T-01	Hole does not intersect resource models
T-02	Hole does not intersect resource models
T-03	Hole does not intersect resource models	hole abandoned in cave
T-04	Hole does not intersect resource models
T-05	Hole does not intersect resource models
T-06	Hole does not intersect resource models
T-07	Hole does not intersect resource models
T-08	Hole does not intersect resource models
T-10	Hole does not intersect resource models
T-16	Hole does not intersect resource models
T-17	Hole does not intersect resource models
T-20	Hole does not intersect resource models
T-21E	Hole does not intersect resource models
T-22R	Hole does not intersect resource models
T-24R	Hole does not intersect resource models
T-25R	Hole does not intersect resource models
T-26	Hole does not intersect resource models
T-27	Hole does not intersect resource models
T-30	Hole does not intersect resource models
T-31	Hole does not intersect resource models
T-32	Hole does not intersect resource models
T-33	Hole does not intersect resource models
T-34	Hole does not intersect resource models
T-35	Hole does not intersect resource models
T-36R	Hole does not intersect resource models
T-37R	Hole does not intersect resource models
T-38	Hole does not intersect resource models	abandoned @41.74m in diabase
T-39	Hole does not intersect resource models
T-41	Hole does not intersect resource models
T-42	Hole does not intersect resource models
T-43R	Hole does not intersect resource models
T-44	Hole does not intersect resource models
T-48	Hole does not intersect resource models

Hole Number	Comment1	Comment2
T-50	Hole does not intersect resource models
T-51	Hole does not intersect resource models
T-52	Hole does not intersect resource models
T-53	Hole does not intersect resource models
T-54	Hole does not intersect resource models
T-55	Hole does not intersect resource models
TB-09-01	Hole does not intersect resource models
TB-09-03	Hole does not intersect resource models
TB-09-04	Hole does not intersect resource models
TC-93-01	Hole does not intersect resource models
TH-10-01	Hole does not intersect resource models
TH-10-07	Hole does not intersect resource models	abandoned due to excessive deviation
TH-10-08	Hole does not intersect resource models
TH-10-11	Hole does not intersect resource models
TH-10-13	Hole does not intersect resource models
TH-10-14	Hole does not intersect resource models
TH-10-16	Hole does not intersect resource models	abandoned; lost corebarrel
TH-10-22	Hole does not intersect resource models
TH-10-23	Hole does not intersect resource models
TH-10-26A	Hole does not intersect resource models	abandoned; stuck in wedge #1 @390m
TH-10-28	Hole does not intersect resource models
TH-10-31	Hole does not intersect resource models
TH-10-34	Hole does not intersect resource models
TH-10-37	Hole does not intersect resource models	abandoned in bedrock; casing broke
TH-10-43	Hole does not intersect resource models
TH-10-45	Hole does not intersect resource models
TH-10-54	Hole does not intersect resource models	abandoned due to excessive deviation
TH-10-58	Hole does not intersect resource models
TH-10-60	Hole does not intersect resource models
TH-10-61	Hole does not intersect resource models
TH-10-64	Hole does not intersect resource models
TH-10-67	Hole does not intersect resource models	abandoned due to excessive deviation
TH-10-68	Hole does not intersect resource models	abandoned due to excessive deviation
TH-10-69	Hole does not intersect resource models
TH-10-70	Hole does not intersect resource models
TH-11-73	Hole does not intersect resource models
TH-11-79	Hole does not intersect resource models
TH-11-80	Hole does not intersect resource models
TH-11-83	Hole does not intersect resource models
TH-11-84	Hole does not intersect resource models
TH-11-86	Hole does not intersect resource models
TH-11-89	Hole does not intersect resource models	abandoned; excessive deviation
TH-11-90	Hole does not intersect resource models	abandoned; excessive deviation
TH-11-91	Hole does not intersect resource models	abandoned; excessive deviation
TH-11-93	Hole does not intersect resource models
TH-11-94	Hole does not intersect resource models	abandoned; stuck in wedge #2 at 603m
TH-11-94A	Hole does not intersect resource models
TH-11-102	Hole does not intersect resource models
TH-11-107	Hole does not intersect resource models
TH-11-110	Hole does not intersect resource models
TH-11-112	Hole does not intersect resource models

Hole Number	Comment1	Comment2
TH-11-114	Hole does not intersect resource models
TH-11-117	Hole does not intersect resource models
TH-11-120	Hole does not intersect resource models
TH-11-122	Hole does not intersect resource models	abandoned; broken casing
TH-11-123	Hole does not intersect resource models
TH-11-125	Hole does not intersect resource models
TH-11-126	Hole does not intersect resource models
TH-11-127	Hole does not intersect resource models	abandoned; broken casing
TH-11-128	Hole does not intersect resource models
TH-11-129	Hole does not intersect resource models
TH-11-130	Hole does not intersect resource models
TH-11-131	Hole does not intersect resource models
TH-95-01	Hole does not intersect resource models
TH-95-02	Hole does not intersect resource models
TH-95-03	Hole does not intersect resource models
TH-95-04	Hole does not intersect resource models
TH-96-10E	Hole does not intersect resource models
TH-96-11	Hole does not intersect resource models
TH-96-13	Hole does not intersect resource models	abandoned in diabase
TH-96-15E	Hole does not intersect resource models
TH-96-20	Hole does not intersect resource models
TH-96-26	Hole does not intersect resource models
TH-96-29	Hole does not intersect resource models
TH-96-38	Hole does not intersect resource models
TH-96-40	Hole does not intersect resource models
TH-96-44	Hole does not intersect resource models
TH-96-50	Hole does not intersect resource models
TH-96-53	Hole does not intersect resource models
TH-96-55	Hole does not intersect resource models
TH-96-56	Hole does not intersect resource models
TH-96-57	Hole does not intersect resource models
TH-96-59	Hole does not intersect resource models
TH-96-65	Hole does not intersect resource models
TH-96-67	Hole does not intersect resource models
TH-96-72	Hole does not intersect resource models
TH-96-81	Hole does not intersect resource models
TH-96-90	Hole does not intersect resource models
TH-96-95	Hole does not intersect resource models
TH-96-96	Hole does not intersect resource models
TH-96-98	Hole does not intersect resource models
TH-96-99	Hole does not intersect resource models
TH-96-100	Hole does not intersect resource models
TH-96-104	Hole does not intersect resource models
TH-96-105	Hole does not intersect resource models
TH-96-106	Hole does not intersect resource models
TH-96-108	Hole does not intersect resource models
TH-96-110	Hole does not intersect resource models
TH-96-113	Hole does not intersect resource models
TH-96-114	Hole does not intersect resource models
TH-96-117	Hole does not intersect resource models
TH-96-118	Hole does not intersect resource models

Hole Number	Comment1	Comment2
TH-96-120	Hole does not intersect resource models
TH-96-122	Hole does not intersect resource models
TH-96-127	Hole does not intersect resource models
TH-97-128	Hole does not intersect resource models
TH-97-130	Hole does not intersect resource models
TH-97-131	Hole does not intersect resource models
TH-97-133	Hole does not intersect resource models
TH-97-134	Hole does not intersect resource models
TH-97-137	Hole does not intersect resource models
TH-97-138	Hole does not intersect resource models
TH-97-140	Hole does not intersect resource models
TH-97-141	Hole does not intersect resource models
TH-97-142	Hole does not intersect resource models
TH-97-145	Hole does not intersect resource models
TH-97-146	Hole does not intersect resource models
TH-97-147	Hole does not intersect resource models
TH-97-148	Hole does not intersect resource models
TH-97-152	Hole does not intersect resource models
TH-97-154	Hole does not intersect resource models
TH-97-155	Hole does not intersect resource models
TH-97-156	Hole does not intersect resource models
TH-97-157	Hole does not intersect resource models
TH-97-166	Hole does not intersect resource models
TH-97-168	Hole does not intersect resource models
TH-97-175	Hole does not intersect resource models
TH-97-177	Hole does not intersect resource models
TH-97-179	Hole does not intersect resource models
TH-97-180	Hole does not intersect resource models
TH-97-181	Hole does not intersect resource models
TH-97-182	Hole does not intersect resource models
TH-97-185	Hole does not intersect resource models
TH-97-186	Hole does not intersect resource models
TH-97-187	Hole does not intersect resource models
TH-97-189	Hole does not intersect resource models
TH-97-191	Hole does not intersect resource models
TH-97-192	Hole does not intersect resource models
TH-97-196	Hole does not intersect resource models
TH-97-197	Hole does not intersect resource models
TH-97-198	Hole does not intersect resource models
TH-97-199	Hole does not intersect resource models
TH-97-202	Hole does not intersect resource models
TH-97-203	Hole does not intersect resource models
TH-97-204	Hole does not intersect resource models
TH-97-206	Hole does not intersect resource models
TH-97-207	Hole does not intersect resource models
TH-97-208	Hole does not intersect resource models
TH-97-211	Hole does not intersect resource models
TH-97-212	Hole does not intersect resource models
TH-97-213	Hole does not intersect resource models
TH-97-214	Hole does not intersect resource models
TH-97-216	Hole does not intersect resource models

Hole Number	Comment1	Comment2
TH-97-217	Hole does not intersect resource models
TH-97-218	Hole does not intersect resource models
TH-97-219	Hole does not intersect resource models
TH-97-220	Hole does not intersect resource models
TH-97-221	Hole does not intersect resource models
TH-97-224	Hole does not intersect resource models
TH-97-226	Hole does not intersect resource models
TH-97-227	Hole does not intersect resource models
TH-97-228	Hole does not intersect resource models
TH-97-229	Hole does not intersect resource models
TH-97-236	Hole does not intersect resource models
TH-97-240	Hole does not intersect resource models
TH-97-241	Hole does not intersect resource models
TH-97-243	Hole does not intersect resource models
TH-97-244	Hole does not intersect resource models
TH-97-245	Hole does not intersect resource models
TH-97-250	Hole does not intersect resource models
TH-97-251	Hole does not intersect resource models
TW-96-02	Hole does not intersect resource models
TW-96-03	Hole does not intersect resource models
TW-96-04	Hole does not intersect resource models
TW-96-06	Hole does not intersect resource models
TW-96-07	Hole does not intersect resource models
TW-96-08	Hole does not intersect resource models
TW-96-09	Hole does not intersect resource models
TW-96-18	Hole does not intersect resource models
TW-96-21	Hole does not intersect resource models
TW-96-22	Hole does not intersect resource models
TW-96-25E	Hole does not intersect resource models
TW-96-26E	Hole does not intersect resource models
TW-96-27E	Hole does not intersect resource models
TW-96-28	Hole does not intersect resource models
TW-97-29E	Hole does not intersect resource models
TW-97-31E	Hole does not intersect resource models
TW-97-33E	Hole does not intersect resource models
TW-97-34	Hole does not intersect resource models
TW-97-35	Hole does not intersect resource models
TW-97-44	Hole does not intersect resource models
TW-97-45E	Hole does not intersect resource models
TW-97-49	Hole does not intersect resource models
TW-97-50	Hole does not intersect resource models
TW-97-51	Hole does not intersect resource models
TW-97-52E	Hole does not intersect resource models
TW-97-53	Hole does not intersect resource models
TW-97-54	Hole does not intersect resource models
TW-97-55	Hole does not intersect resource models
TW-97-56	Hole does not intersect resource models	abandoned in diabase
TW-97-57E	Hole does not intersect resource models
TW-97-58	Hole does not intersect resource models
TW-97-60	Hole does not intersect resource models
TW-97-61	Hole does not intersect resource models

Hole Number	Comment1	Comment2
TW-97-62	Hole does not intersect resource models
TW-97-65	Hole does not intersect resource models
TW-97-66	Hole does not intersect resource models
TW-97-67	Hole does not intersect resource models
TW-97-71	Hole does not intersect resource models
TW-97-75	Hole does not intersect resource models
TW-97-77	Hole does not intersect resource models
TW-97-79	Hole does not intersect resource models
TW-97-80	Hole does not intersect resource models
TW-97-81	Hole does not intersect resource models
TW-97-82	Hole does not intersect resource models
TW-97-84	Hole does not intersect resource models
TW-97-85	Hole does not intersect resource models
TW-97-86	Hole does not intersect resource models
TW-98-91	Hole does not intersect resource models
TW-98-92	Hole does not intersect resource models

APPENDIX 4

GOLD RIVER SOLID INTERSECTIONS

Gold River Trend Resource Solid Intersections

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
GS-09-37	137.00	139.00	3.30	3.30	2.00	4800	461622.18	5355102.81	9933.38
GS-09-38	159.11	161.03	3.05	3.05	1.92	4800	461625.09	5355135.88	9882.67
GS-09-39	145.70	148.00	1.57	1.57	2.30	4800	461671.49	5355094.60	9925.81
GS-09-41	248.80	251.00	3.12	3.12	2.20	4800	461471.93	5355171.34	9809.73
GS-09-42	101.00	103.00	2.09	2.09	1.99	4800	461300.86	5355094.00	9937.42
GS-09-43	88.80	92.50	3.85	3.85	3.70	4800	461349.04	5355098.09	9950.86
GS-09-45	91.00	93.00	2.32	2.32	2.00	4800	461326.06	5355096.30	9948.08
TH-10-02	172.80	175.00	7.16	7.16	2.20	4800	461852.23	5355111.79	9893.38
TH-10-17	172.00	174.00	3.84	3.84	2.00	4800	461993.90	5355043.19	9885.42
TH-10-19	179.80	183.00	4.19	4.19	3.20	4800	461018.26	5355157.44	9885.43
TH-10-21	104.01	109.01	33.45	29.01	5.00	4800	461016.73	5355147.80	9937.70
TH-10-25	184.50	188.00	2.23	2.23	3.50	4800	460943.36	5355189.69	9876.32
TH-10-29	280.00	282.40	1.33	1.33	2.40	4800	460911.17	5355210.79	9807.52
TH-10-30	198.00	200.00	37.72	28.23	2.00	4800	461813.40	5355073.93	9873.42
TH-10-33	185.95	188.00	4.89	4.89	2.05	4800	461578.95	5355120.90	9892.44
TH-10-36	59.85	62.00	4.63	4.63	2.15	4800	461617.35	5355107.22	9986.41
TH-10-38	177.50	180.00	0.19	0.19	2.50	4800	461620.45	5355119.55	9897.77
TH-10-40	120.99	125.00	1.70	1.70	4.00	4800	461671.90	5355094.14	9932.53
TH-10-46	85.50	89.20	4.65	4.65	3.70	4800	461679.24	5355090.14	9962.39
TH-10-49	168.00	170.59	2.94	2.94	2.60	4800	461696.71	5355096.65	9907.20
TH-10-51	41.40	43.70	4.71	4.71	2.30	4800	461720.05	5355099.04	9993.41
TH-10-52	190.10	192.10	7.18	7.18	2.00	4800	461715.33	5355119.66	9882.28
TH-10-56	183.30	186.40	3.69	3.69	3.10	4800	461783.82	5355072.65	9898.12
TH-10-57	147.50	149.80	12.36	12.36	2.30	4800	461777.45	5355062.63	9918.85
TH-11-103	78.40	80.90	2.82	2.82	2.50	4800	461018.84	5355135.23	9953.04
TH-11-105	134.00	136.00	2.82	2.82	2.00	4800	461127.10	5355152.04	9912.25
TH-11-108	152.99	155.70	3.27	3.27	2.70	4800	461801.65	5355061.15	9900.47
TH-11-72	166.60	170.10	1.27	1.27	3.50	4800	461753.75	5355070.93	9899.42
TH-11-81	157.30	160.00	2.61	2.61	2.70	4800	462085.91	5355048.15	9894.40
TH-11-87	47.65	50.00	1.24	1.24	2.34	4800	461699.58	5355078.98	9988.90
TH-11-88	116.15	118.80	0.70	0.70	2.65	4800	461703.73	5355093.07	9933.45
TH-11-95	226.30	228.50	2.33	2.33	2.20	4800	461543.67	5355119.25	9852.78
TH-11-97	274.00	275.95	1.37	1.37	1.95	4800	461508.02	5355162.92	9803.43
TH-11-99	289.58	292.60	0.00	0.00	3.02	4800	461493.20	5355171.36	9788.69
TH-96-09E	284.70	291.50	3.95	3.95	6.80	4800	460873.52	5355224.18	9799.53
TH-96-102	110.80	112.90	1.96	1.96	2.10	4800	461368.29	5355117.68	9946.70
TH-96-103	125.10	128.10	1.46	1.46	3.00	4800	461388.79	5355105.08	9939.42
TH-96-107	70.93	72.94	1.59	1.59	2.01	4800	461370.97	5355097.24	9976.07
TH-96-12	160.50	163.50	1.65	1.65	3.00	4800	460910.27	5355207.36	9874.47
TH-96-14	161.00	164.00	2.64	2.64	3.00	4800	460965.53	5355176.30	9902.74
TH-96-16	196.00	199.40	0.44	0.44	3.40	4800	460911.07	5355204.30	9848.68
TH-96-17	184.84	188.83	0.42	0.42	3.99	4800	460965.53	5355182.13	9886.32
TH-96-18	138.50	147.50	5.77	5.77	9.00	4800	460927.49	5355209.33	9915.31
TH-96-19	190.99	195.99	11.73	11.73	5.00	4800	460960.02	5355173.71	9882.73
TH-96-22	159.30	162.90	2.49	2.49	3.60	4800	460986.81	5355170.77	9901.27
TH-96-23	211.00	212.70	5.92	5.92	1.70	4800	461038.07	5355162.36	9866.04
TH-96-24	182.00	184.90	4.26	4.26	2.90	4800	461039.31	5355156.59	9886.04
TH-96-30	143.00	146.00	1.92	1.92	3.00	4800	460971.75	5355162.11	9910.37
TH-96-31	108.30	112.50	2.02	2.02	4.20	4800	460974.17	5355158.04	9936.85
TH-96-36	152.10	155.00	2.74	2.74	2.90	4800	461011.35	5355143.98	9914.95
TH-96-39	115.00	117.50	3.53	3.53	2.50	4800	461000.01	5355151.71	9934.70
TH-96-41	157.99	160.99	3.16	3.16	3.00	4800	461051.56	5355157.15	9906.77
TH-96-45	195.51	201.41	14.51	14.51	5.90	4800	460968.01	5355191.32	9881.09
TH-96-47	230.50	236.46	3.45	3.45	5.96	4800	460965.91	5355182.84	9868.24
TH-96-48	158.50	161.40	6.27	6.27	2.90	4800	461075.19	5355157.54	9905.87
TH-96-49	93.39	94.22	0.41	0.41	0.84	4800	461006.54	5355142.45	9949.53
TH-96-52	153.80	155.80	3.31	3.31	2.00	4800	461100.66	5355157.16	9913.10
TH-96-58	133.33	139.33	0.07	0.07	6.00	4800	461131.66	5355142.56	9923.88
TH-96-61	132.50	135.50	2.24	2.24	3.00	4800	460957.08	5355170.45	9920.36
TH-96-75	237.20	239.20	3.05	3.05	2.00	4800	460961.70	5355195.69	9846.11
TH-96-78	124.50	127.89	2.10	2.10	3.39	4800	461219.03	5355107.25	9931.88
TH-96-80	130.50	133.50	4.58	4.58	3.00	4800	461239.69	5355102.50	9932.18
TH-96-83	133.68	136.60	0.03	0.03	2.93	4800	461271.10	5355100.80	9928.15
TH-96-84	135.10	137.30	2.14	2.14	2.20	4800	461297.68	5355098.36	9928.86
TH-96-86	69.05	72.25	7.63	7.63	3.20	4800	461301.46	5355092.16	9978.58
TH-96-89	72.80	78.80	11.45	11.45	6.00	4800	461326.16	5355093.01	9970.55

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TH-96-92	37.50	41.90	2.84	2.84	4.40	4800	461323.41	5355091.54	9998.45
TH-96-93	73.29	76.79	6.02	6.02	3.50	4800	461344.51	5355095.29	9972.00
TH-96-97	40.60	45.20	3.15	3.15	4.60	4800	461344.65	5355092.25	9996.09
TH-97-129	100.00	103.30	14.30	14.30	3.30	4800	461296.07	5355094.83	9953.22
TH-97-132	255.00	258.00	1.58	1.58	3.00	4800	461538.82	5355137.99	9832.25
TH-97-136	145.50	148.50	17.86	17.86	3.00	4800	461139.60	5355140.79	9912.68
TH-97-143	118.50	123.89	19.96	9.29	5.39	4800	461093.14	5355156.18	9931.15
TH-97-144	132.50	135.50	1.15	1.15	3.00	4800	461588.35	5355106.70	9935.40
TH-97-150	131.30	133.55	11.58	11.58	2.25	4800	461163.57	5355138.29	9925.12
TH-97-171	120.10	123.10	5.66	5.66	3.00	4800	461992.11	5355024.51	9932.87
TH-97-194	40.50	43.50	3.65	3.65	3.00	4800	461895.38	5355076.92	9994.02
TH-97-215	111.23	118.30	0.19	0.19	7.07	4800	461097.23	5355156.63	9911.44
TH-97-215	118.30	120.85	2.83	2.83	2.55	4800	461097.31	5355154.91	9906.94
TH-97-225	32.00	35.00	4.35	4.35	3.00	4800	461869.44	5355083.80	10000.06
TH-97-230	33.50	35.60	1.72	1.72	2.10	4800	461844.08	5355058.48	9998.04
TH-97-235	71.40	74.00	1.24	1.24	2.60	4800	461642.47	5355101.90	9975.87
TH-97-238	90.50	93.50	2.54	2.54	3.00	4800	461694.43	5355088.62	9960.16
TH-97-246	43.80	45.80	2.14	2.14	2.00	4800	462069.31	5355025.02	9990.15
TH-97-247	58.20	60.75	5.20	5.20	2.55	4800	462117.87	5355017.36	9980.24
GS-07-28	284.00	287.00	6.51	6.51	3.00	4800_N1	461574.11	5355180.15	9794.10
GS-09-29	292.00	294.00	8.63	8.63	2.00	4800_N1	461493.47	5355196.25	9778.39
GS-09-30	315.30	317.19	7.53	7.53	1.90	4800_N1	461496.93	5355197.56	9749.36
GS-09-31	206.80	209.19	45.02	23.76	2.39	4800_N1	461524.13	5355188.57	9829.19
GS-09-34	188.29	190.70	0.93	0.93	2.41	4800_N1	461530.16	5355184.02	9850.70
GS-09-35	209.19	216.29	10.45	10.38	7.11	4800_N1	461499.56	5355193.97	9822.84
GS-09-37	75.00	77.90	2.25	2.25	2.90	4800_N1	461620.95	5355148.38	9974.72
GS-09-39	110.00	112.99	5.38	5.38	2.99	4800_N1	461671.83	5355121.12	9949.19
NZ-05-01	44.48	52.98	2.02	2.02	8.50	4800_N1	460985.49	5355215.53	9981.03
NZ-05-03	63.75	69.64	5.89	5.89	5.89	4800_N1	460998.78	5355191.93	9968.66
NZ-05-03	106.58	109.91	0.35	0.35	3.32	4800_N1	461027.62	5355193.40	9938.80
T-23E	379.70	383.10	4.20	4.20	3.40	4800_N1	461446.46	5355211.39	9750.03
TH-10-19	114.00	117.20	7.81	7.81	3.20	4800_N1	461021.22	5355203.48	9932.35
TH-10-21	34.00	45.00	4.51	4.51	11.00	4800_N1	461020.45	5355192.79	9987.22
TH-10-25	109.00	117.00	2.99	2.99	8.00	4800_N1	460946.72	5355240.09	9929.37
TH-10-40	68.00	71.00	1.53	1.53	3.00	4800_N1	461668.32	5355128.61	9973.27
TH-10-44	116.00	118.00	3.10	3.10	2.00	4800_N1	461651.91	5355140.19	9942.76
TH-10-49	127.20	129.50	1.56	1.56	2.30	4800_N1	461697.67	5355126.67	9935.02
TH-10-56	129.50	132.40	3.81	3.81	2.90	4800_N1	461784.32	5355113.40	9933.39
TH-10-57	87.50	90.00	1.37	1.37	2.50	4800_N1	461779.28	5355105.69	9960.45
TH-11-108	74.00	76.00	2.92	2.92	2.00	4800_N1	461801.21	5355109.80	9963.15
TH-11-72	106.90	109.30	5.56	5.56	2.40	4800_N1	461756.18	5355111.92	9943.50
TH-11-76	153.00	155.00	7.52	7.52	2.00	4800_N1	461748.79	5355125.60	9909.25
TH-11-77	308.00	310.00	2.90	2.90	2.00	4800_N1	461742.89	5355146.16	9797.74
TH-11-88	71.99	73.99	6.16	6.16	2.00	4800_N1	461703.32	5355121.16	9967.93
TH-11-95	139.99	143.00	3.40	3.40	3.00	4800_N1	461542.63	5355176.83	9916.51
TH-11-97	232.41	233.19	0.03	0.03	0.79	4800_N1	461507.39	5355189.99	9835.76
TH-11-99	249.70	253.40	4.91	4.91	3.70	4800_N1	461491.75	5355195.85	9819.70
TH-96-12	94.00	107.30	11.55	11.55	13.30	4800_N1	460910.27	5355238.16	9927.52
TH-96-14	81.00	84.00	6.33	6.33	3.00	4800_N1	460965.53	5355234.06	9958.08
TH-96-17	111.50	113.80	6.15	6.15	2.30	4800_N1	460965.53	5355236.37	9936.91
TH-96-18	109.29	111.10	1.62	1.62	1.80	4800_N1	460930.44	5355232.71	9938.10
TH-96-19	122.19	124.68	1.10	1.10	2.49	4800_N1	460973.96	5355224.45	9928.96
TH-96-21	137.00	141.00	5.59	5.59	4.00	4800_N1	461012.22	5355212.90	9919.20
TH-96-22	99.50	104.00	3.44	3.44	4.50	4800_N1	460986.81	5355212.74	9943.24
TH-96-27	48.50	51.00	2.66	2.66	2.50	4800_N1	460883.39	5355250.92	9979.25
TH-96-30	65.00	78.50	8.90	8.90	13.50	4800_N1	460979.51	5355210.62	9964.00
TH-96-32	112.50	115.50	0.62	0.62	3.00	4800_N1	461008.06	5355205.53	9934.25
TH-96-35	120.00	124.00	2.16	2.16	4.00	4800_N1	460980.40	5355223.73	9924.33
TH-96-36	80.50	86.10	4.51	4.51	5.60	4800_N1	461011.35	5355198.18	9959.61
TH-96-37	105.50	113.00	3.28	3.28	7.50	4800_N1	461045.88	5355174.63	9943.48
TH-96-39	39.51	42.52	2.65	2.65	3.01	4800_N1	461008.47	5355204.46	9987.61
TH-96-41	273.50	276.00	8.28	8.28	2.50	4800_N1	461057.71	5355240.58	9827.55
TH-96-42	70.00	73.00	2.17	2.17	3.00	4800_N1	460932.89	5355233.76	9966.68
TH-96-43	97.83	102.46	0.21	0.21	4.63	4800_N1	461041.37	5355174.43	9945.25
TH-96-45	151.99	154.99	0.97	0.97	3.00	4800_N1	460976.06	5355225.82	9908.71
TH-96-46	70.80	73.60	2.45	2.45	2.80	4800_N1	461045.73	5355171.27	9964.81

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TH-96-47	176.00	179.00	2.21	2.21	3.00	4800_N1	460975.61	5355229.50	9897.45
TH-96-48	265.70	267.50	1.68	1.68	1.80	4800_N1	461080.85	5355231.06	9828.85
TH-96-61	50.00	52.20	2.14	2.14	2.20	4800_N1	460961.35	5355228.91	9978.90
TH-96-66	156.50	159.00	2.92	2.92	2.50	4800_N1	461135.07	5355212.45	9906.22
TH-96-69	211.85	214.00	2.31	2.31	2.15	4800_N1	461104.72	5355228.69	9858.76
TH-96-71	90.70	93.10	6.44	6.44	2.40	4800_N1	461163.71	5355204.63	9952.77
TH-96-74	76.99	80.09	8.00	8.00	3.10	4800_N1	461061.66	5355168.85	9958.82
TH-96-75	172.40	175.00	35.34	19.33	2.60	4800_N1	460961.88	5355241.79	9891.22
TH-96-79	36.40	38.50	2.15	2.15	2.10	4800_N1	461220.17	5355119.76	9998.14
TH-96-82	41.00	44.00	2.26	2.26	3.00	4800_N1	461245.16	5355114.20	9993.70
TH-96-85	67.80	70.40	8.81	8.81	2.60	4800_N1	461271.61	5355097.05	9975.45
TH-96-94	24.50	27.20	0.90	0.90	2.70	4800_N1	461169.95	5355174.97	10001.67
TH-97-132	182.40	187.00	7.15	7.15	4.60	4800_N1	461542.07	5355186.11	9885.42
TH-97-144	63.63	66.88	0.02	0.02	3.25	4800_N1	461592.34	5355155.86	9983.29
TH-97-150	52.70	54.70	3.60	3.60	2.00	4800_N1	461166.95	5355193.15	9981.47
TH-97-158	93.00	95.90	1.32	1.32	2.90	4800_N1	461647.46	5355136.26	9958.44
TH-97-162	112.04	114.72	1.18	1.18	2.68	4800_N1	461672.50	5355125.09	9942.59
TH-97-169	30.50	33.51	4.05	4.05	3.00	4800_N1	461272.81	5355096.02	10003.19
TH-97-170	240.60	245.28	1.16	1.16	4.67	4800_N1	461069.38	5355241.26	9828.80
TH-97-173	29.90	32.90	2.04	2.04	3.00	4800_N1	461193.72	5355120.26	10000.23
TH-97-188	185.00	187.50	1.24	1.24	2.50	4800_N1	461114.52	5355221.07	9879.85
TH-97-200	54.00	56.00	2.24	2.24	2.00	4800_N1	460872.54	5355254.13	9974.82
TH-97-209	115.20	118.70	2.44	2.44	3.50	4800_N1	461542.63	5355171.47	9941.44
TH-97-222	277.50	280.59	32.09	16.83	3.10	4800_N1	461526.16	5355189.29	9794.90
TH-97-223	275.00	278.70	50.46	18.69	3.70	4800_N1	461501.59	5355194.80	9798.40
TH-97-232	366.59	369.99	6.86	6.86	3.40	4800_N1	461493.24	5355204.72	9718.54
TH-97-237	341.00	344.00	2.40	2.40	3.00	4800_N1	461636.45	5355181.16	9760.58
TH-97-242	27.00	30.00	1.88	1.88	3.00	4800_N1	461742.51	5355101.21	10004.26
T-09R	249.61	251.56	0.03	0.03	1.95	4800_N2	460968.53	5355286.52	9842.89
TH-10-20	180.50	183.00	1.48	1.48	2.50	4800_N2	461023.78	5355273.50	9883.89
TH-10-24	254.80	263.50	13.19	13.19	8.70	4800_N2	460944.14	5355287.65	9829.53
TH-10-35	201.00	203.90	2.56	2.56	2.90	4800_N2	460921.50	5355297.61	9838.91
TH-10-42	243.30	245.39	7.04	7.04	2.10	4800_N2	460958.60	5355286.70	9844.41
TH-10-48	254.50	256.80	8.95	8.95	2.30	4800_N2	460894.75	5355306.57	9820.74
TH-11-106	178.00	180.00	0.98	0.98	2.00	4800_N2	460951.75	5355294.52	9868.84
TH-96-119	197.30	205.70	4.85	4.85	8.40	4800_N2	460905.89	5355303.69	9862.34
TH-96-124	176.30	178.81	11.18	11.18	2.51	4800_N2	460950.50	5355291.35	9886.05
TH-96-17	43.40	46.00	1.58	1.58	2.60	4800_N2	460965.53	5355285.08	9984.28
TH-96-19	53.39	56.10	12.42	12.42	2.71	4800_N2	460983.74	5355272.86	9976.61
TH-96-21	59.00	61.40	14.74	14.74	2.40	4800_N2	461012.22	5355270.46	9973.01
TH-96-32	38.00	41.00	2.40	2.40	3.00	4800_N2	461012.31	5355256.97	9987.87
TH-96-35	214.00	216.00	2.91	2.91	2.00	4800_N2	460980.40	5355283.58	9853.16
TH-96-41	313.00	316.01	3.41	3.41	3.00	4800_N2	461060.25	5355269.06	9799.94
TH-96-45	81.50	83.60	8.74	8.74	2.10	4800_N2	460984.93	5355277.58	9956.33
TH-96-47	108.80	112.05	4.96	4.96	3.25	4800_N2	460984.11	5355281.72	9938.53
TH-96-51	98.50	100.84	1.56	1.56	2.34	4800_N2	461015.76	5355266.72	9945.12
TH-96-75	106.00	108.50	1.98	1.98	2.50	4800_N2	460961.44	5355288.95	9938.03
TH-97-159	127.00	130.00	3.93	3.93	3.00	4800_N2	461016.06	5355272.92	9922.49
T-09R	100.41	103.92	3.03	3.03	3.51	4800_N4	460968.53	5355404.19	9933.33
T-18E	222.78	227.38	4.63	4.63	4.60	4800_N4	460964.88	5355394.55	9868.48
T-19	146.85	152.40	1.39	1.39	5.55	4800_N4	460898.64	5355438.57	9915.24
TH-10-27	172.20	175.00	2.70	2.70	2.80	4800_N4	460939.04	5355419.17	9886.05
TH-10-39	228.80	231.00	3.33	3.33	2.20	4800_N4	460919.53	5355441.64	9846.56
TH-10-48	99.00	101.30	6.65	6.65	2.30	4800_N4	460886.88	5355410.32	9936.25
TH-10-50	166.00	168.00	3.18	3.18	2.00	4800_N4	460868.13	5355448.90	9883.92
TH-10-55	278.00	281.00	3.59	3.59	3.00	4800_N4	460973.84	5355415.62	9801.74
TH-11-101	152.65	155.69	2.28	2.28	3.03	4800_N4	460787.32	5355432.28	9872.37
TH-95-08	213.50	218.00	2.65	2.65	4.50	4800_N4	460855.31	5355437.93	9864.18
TH-96-126	276.90	279.90	4.58	4.58	3.00	4800_N4	460958.26	5355421.21	9796.63
T-11R	151.18	154.23	3.34	3.34	3.05	4800_N5A	460732.78	5355472.85	9898.52
T-12	113.97	116.44	0.02	0.02	2.47	4800_N5A	460739.53	5355467.84	9923.99
T-13	96.50	98.73	2.29	2.29	2.23	4800_N5A	460692.07	5355475.46	9935.50
T-28	79.16	84.80	15.37	6.80	5.64	4800_N5A	460763.64	5355470.14	9953.17
T-29	118.45	121.43	3.29	3.29	2.98	4800_N5A	460766.78	5355476.22	9905.66
T-49	137.35	140.30	3.25	3.25	2.95	4800_N5A	460720.02	5355485.91	9903.98
TH-10-62	70.00	72.50	2.09	2.09	2.50	4800_N5A	460738.92	5355459.28	9960.66

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TH-11-100	95.00	98.19	13.40	10.59	3.20	4800_N5A	460743.25	5355467.58	9924.09
TH-11-101	58.90	62.00	2.91	2.91	3.10	4800_N5A	460786.68	5355473.08	9956.74
TH-95-05	67.10	69.80	1.74	1.74	2.70	4800_N5A	460720.97	5355463.48	9963.14
TH-95-06	85.50	88.00	2.36	2.36	2.50	4800_N5A	460720.83	5355471.14	9933.88
TH-95-07	115.79	118.85	0.42	0.42	3.06	4800_N5A	460753.31	5355469.73	9917.00
TH-96-116	31.14	33.05	2.98	2.98	1.91	4800_N5A	460743.77	5355439.08	9986.70
TH-96-121	79.90	82.46	0.00	0.00	2.56	4800_N5A	460713.20	5355467.90	9953.03
TH-96-33	107.59	110.86	0.00	0.00	3.26	4800_N5A	460728.18	5355470.58	9933.77
T-11R	101.65	103.95	3.48	3.48	2.30	4800_N5B	460732.78	5355507.88	9934.05
T-12	71.15	73.74	11.44	11.44	2.59	4800_N5B	460739.53	5355496.18	9955.99
T-13	61.79	64.00	2.30	2.30	2.21	4800_N5B	460684.17	5355497.18	9961.40
T-14E	110.20	113.07	0.01	0.01	2.86	4800_N5B	460728.72	5355502.21	9922.42
T-15	85.60	88.79	7.92	7.92	3.19	4800_N5B	460780.02	5355483.72	9949.29
T-28	63.09	65.88	3.78	3.78	2.79	4800_N5B	460763.64	5355482.52	9965.54
T-29	97.39	100.74	2.32	2.32	3.35	4800_N5B	460766.78	5355486.62	9923.74
T-40	56.59	58.82	2.05	2.05	2.23	4800_N5B	460761.88	5355489.34	9953.93
T-45	56.45	58.70	1.64	1.64	2.25	4800_N5B	460806.01	5355485.59	9972.89
T-46	80.37	82.34	6.17	6.17	1.97	4800_N5B	460808.80	5355486.15	9943.02
T-47	102.69	106.95	3.42	3.42	4.26	4800_N5B	460809.31	5355479.80	9913.93
T-49	124.69	130.05	7.45	7.45	5.36	4800_N5B	460720.98	5355493.29	9912.68
TH-10-62	38.40	50.00	6.84	6.84	11.60	4800_N5B	460739.08	5355478.76	9979.43
TH-10-63	177.00	180.00	5.28	5.28	3.00	4800_N5B	460732.62	5355499.68	9884.43
TH-10-66	30.00	32.00	2.69	2.69	2.00	4800_N5B	460785.43	5355477.22	9989.68
TH-11-100	53.50	61.99	4.85	4.85	8.50	4800_N5B	460742.19	5355484.89	9958.85
TH-11-101	41.60	49.99	4.15	4.15	8.39	4800_N5B	460786.56	5355479.39	9969.96
TH-95-05	45.50	47.50	2.72	2.72	2.00	4800_N5B	460720.97	5355479.53	9978.11
TH-95-06	61.40	63.80	1.71	1.71	2.40	4800_N5B	460720.83	5355482.48	9955.20
TH-95-07	74.50	76.95	1.41	1.41	2.45	4800_N5B	460753.31	5355495.21	9949.85
TH-96-121	64.15	69.65	1.96	1.96	5.50	4800_N5B	460715.11	5355477.72	9963.22
TH-96-33	78.82	81.17	0.00	0.00	2.35	4800_N5B	460728.18	5355491.25	9954.44
GS-06-01	38.70	40.40	6.73	6.73	1.70	4800_S1	461968.76	5355004.78	9995.79
GS-06-07	234.00	236.70	1.89	1.89	2.70	4800_S1	461893.31	5355083.13	9835.52
GS-07-11	20.00	23.70	2.49	2.49	3.70	4800_S1	461912.32	5355012.97	10007.99
GS-07-12	24.50	26.50	4.92	4.92	2.00	4800_S1	461912.74	5355012.82	10003.80
GS-07-17	24.50	27.50	2.09	2.09	3.00	4800_S1	461883.87	5355015.30	10001.61
GS-07-19	23.90	26.00	1.77	1.77	2.10	4800_S1	461895.78	5355021.34	10004.01
GS-09-40	224.20	226.20	2.80	2.80	2.00	4800_S1	461671.30	5355106.25	9822.06
GS-09-44	231.70	237.50	3.59	3.59	5.80	4800_S1	461354.96	5355113.79	9832.00
TH-10-02	228.75	231.10	2.24	2.24	2.35	4800_S1	461851.94	5355071.65	9854.29
TH-10-03	275.70	277.85	85.95	40.12	2.15	4800_S1	461821.54	5355084.54	9814.42
TH-10-05	259.50	261.50	14.93	14.93	2.00	4800_S1	461809.79	5355082.73	9839.20
TH-10-15	34.90	37.00	7.36	7.36	2.10	4800_S1	461919.18	5355015.66	9999.52
TH-10-20	352.25	354.50	1.36	1.36	2.25	4800_S1	461021.60	5355150.90	9763.80
TH-10-29	319.75	323.20	3.01	3.01	3.45	4800_S1	460910.27	5355182.86	9778.51
TH-10-30	211.49	213.71	0.01	0.01	2.22	4800_S1	461812.81	5355064.42	9863.71
TH-10-32	260.56	264.49	0.01	0.01	3.93	4800_S1	460889.85	5355166.07	9825.23
TH-10-41	249.10	250.90	17.54	17.54	1.80	4800_S1	461650.57	5355108.52	9836.85
TH-10-52	231.80	238.20	7.64	7.64	6.40	4800_S1	461712.68	5355087.96	9852.05
TH-10-56	210.80	213.00	1.14	1.14	2.20	4800_S1	461783.74	5355052.10	9880.53
TH-10-57	170.00	172.00	2.72	2.72	2.00	4800_S1	461776.52	5355046.45	9903.46
TH-10-59	328.00	330.99	2.20	2.20	3.00	4800_S1	461884.17	5355091.76	9771.68
TH-11-103	149.00	151.00	1.48	1.48	2.00	4800_S1	461018.90	5355093.13	9896.68
TH-11-104	138.00	140.00	2.71	2.71	2.00	4800_S1	461019.00	5355080.23	9905.80
TH-11-105	218.00	221.40	2.74	2.74	3.40	4800_S1	461131.22	5355098.62	9846.65
TH-11-108	166.70	169.00	26.66	26.66	2.30	4800_S1	461801.62	5355052.77	9889.89
TH-11-111	282.00	288.00	7.50	7.50	6.00	4800_S1	462157.22	5355051.19	9791.49
TH-11-113	162.90	165.00	193.55	24.44	2.10	4800_S1	461857.70	5355059.91	9888.71
TH-11-116	169.00	171.00	1.79	1.79	2.00	4800_S1	462125.34	5355017.72	9885.48
TH-11-118	256.30	258.40	65.29	25.53	2.10	4800_S1	462114.56	5355052.12	9817.81
TH-11-119	348.00	350.00	5.64	5.64	2.00	4800_S1	462124.92	5355071.75	9747.26
TH-11-121	397.00	401.50	13.15	13.15	4.50	4800_S1	462169.08	5355076.65	9702.28
TH-11-71	327.00	329.00	1.09	1.09	2.00	4800_S1	461688.88	5355134.25	9781.47
TH-11-77	349.90	353.60	3.53	3.53	3.70	4800_S1	461740.01	5355114.58	9769.07
TH-11-78	444.00	446.40	4.15	4.15	2.40	4800_S1	461741.40	5355161.24	9701.35
TH-11-81	181.00	183.80	2.02	2.02	2.80	4800_S1	462086.09	5355032.53	9876.50
TH-11-85	224.71	227.01	3.26	3.26	2.30	4800_S1	462247.73	5355018.26	9842.21

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TH-11-96	168.30	175.00	4.35	4.35	6.70	4800_S1	462162.06	5355014.45	9885.81
TH-96-101	57.30	60.80	4.96	4.96	3.50	4800_S1	461944.62	5355016.33	9981.71
TH-96-109	261.70	263.70	7.15	7.15	2.00	4800_S1	461437.35	5355114.72	9836.04
TH-96-111	275.90	278.00	4.97	4.97	2.10	4800_S1	461459.75	5355110.45	9821.31
TH-96-112	287.40	291.25	11.52	11.52	3.85	4800_S1	461488.78	5355095.65	9817.90
TH-96-115	336.50	339.00	2.85	2.85	2.50	4800_S1	460822.05	5355225.23	9751.41
TH-96-116	330.35	332.85	2.05	2.05	2.50	4800_S1	460727.13	5355241.22	9762.63
TH-96-121	358.00	361.10	4.06	4.06	3.10	4800_S1	460661.57	5355269.12	9765.46
TH-96-123	192.50	195.20	2.73	2.73	2.70	4800_S1	461137.41	5355055.99	9884.38
TH-96-124	343.62	346.41	0.16	0.16	2.80	4800_S1	460931.81	5355179.37	9762.97
TH-96-16	253.00	256.00	1.27	1.27	3.00	4800_S1	460911.07	5355173.23	9801.14
TH-96-25	259.96	262.97	0.00	0.00	3.01	4800_S1	460857.49	5355165.39	9843.38
TH-96-28E	215.20	219.20	2.79	2.79	4.00	4800_S1	460870.99	5355178.31	9826.35
TH-96-30	203.00	205.30	3.49	3.49	2.30	4800_S1	460963.41	5355122.88	9866.21
TH-96-31	178.50	184.70	4.51	4.51	6.20	4800_S1	460964.83	5355110.48	9884.72
TH-96-39	182.00	186.20	6.12	6.12	4.20	4800_S1	460989.54	5355101.08	9890.80
TH-96-49	164.00	170.70	4.15	4.15	6.70	4800_S1	461004.70	5355090.97	9897.05
TH-96-51	293.00	295.40	3.42	3.42	2.40	4800_S1	461015.76	5355129.16	9807.56
TH-96-54	157.30	166.30	6.52	6.52	9.00	4800_S1	460980.85	5355094.74	9902.08
TH-96-60	332.00	334.40	6.42	6.42	2.40	4800_S1	461136.90	5355142.63	9775.23
TH-96-61	198.30	201.50	1.30	1.30	3.20	4800_S1	460950.55	5355122.43	9875.76
TH-96-62	344.00	346.20	0.47	0.47	2.20	4800_S1	461146.64	5355148.35	9760.32
TH-96-63	175.00	179.14	4.92	4.92	4.14	4800_S1	460953.76	5355112.20	9891.74
TH-96-64	276.50	280.09	8.53	8.53	3.59	4800_S1	461099.33	5355123.57	9824.37
TH-96-66	280.20	285.00	5.29	5.29	4.80	4800_S1	461120.29	5355116.93	9827.36
TH-96-68	290.90	294.10	4.64	4.64	3.20	4800_S1	461163.62	5355108.70	9823.67
TH-96-69	329.07	331.21	4.85	4.85	2.13	4800_S1	461110.94	5355149.34	9772.73
TH-96-70	280.40	282.71	11.71	11.71	2.30	4800_S1	461198.86	5355111.05	9839.30
TH-96-73	283.20	286.57	1.86	1.86	3.36	4800_S1	461099.35	5355128.41	9810.33
TH-96-75	306.50	308.50	1.73	1.73	2.00	4800_S1	460960.23	5355145.88	9797.96
TH-96-76	247.50	250.60	2.68	2.68	3.10	4800_S1	461236.67	5355107.13	9837.01
TH-96-77	290.50	292.50	1.92	1.92	2.00	4800_S1	460774.83	5355194.78	9808.58
TH-96-78	195.50	199.50	2.37	2.37	4.00	4800_S1	461217.62	5355056.65	9881.67
TH-96-79	146.30	148.30	1.78	1.78	2.00	4800_S1	461218.86	5355043.44	9919.14
TH-96-80	201.20	203.10	2.01	2.01	1.90	4800_S1	461232.82	5355051.42	9884.60
TH-96-82	150.50	152.50	3.46	3.46	2.00	4800_S1	461244.27	5355038.93	9914.87
TH-96-87	261.50	265.00	3.74	3.74	3.50	4800_S1	460868.87	5355160.89	9848.49
TH-96-88	300.50	302.60	6.66	6.66	2.10	4800_S1	460870.22	5355197.90	9802.12
TH-96-91	188.00	191.00	2.26	2.26	3.00	4800_S1	461194.81	5355061.22	9886.83
TH-96-94	184.50	188.55	4.22	4.22	4.05	4800_S1	461169.95	5355061.36	9888.06
TH-97-135	383.60	389.00	3.10	3.10	5.40	4800_S1	461081.99	5355179.39	9717.07
TH-97-136	225.60	228.60	2.79	2.79	3.00	4800_S1	461135.15	5355087.00	9853.50
TH-97-143	225.20	227.20	4.96	4.96	2.00	4800_S1	461090.95	5355082.16	9856.71
TH-97-149	218.00	223.20	5.69	5.69	5.20	4800_S1	461058.49	5355089.98	9852.47
TH-97-150	214.37	218.70	0.02	0.02	4.33	4800_S1	461158.07	5355080.13	9864.61
TH-97-151	331.80	334.20	2.88	2.88	2.40	4800_S1	461146.99	5355147.87	9756.00
TH-97-153	219.65	222.50	0.25	0.25	2.85	4800_S1	461231.62	5355085.41	9862.48
TH-97-159	319.40	325.00	3.77	3.77	5.60	4800_S1	461008.59	5355141.16	9780.85
TH-97-160	282.50	285.00	6.07	6.07	2.50	4800_S1	461034.00	5355129.20	9809.01
TH-97-163	53.00	55.50	9.94	9.94	2.50	4800_S1	461921.00	5355018.85	9985.44
TH-97-164	303.50	308.00	3.69	3.69	4.50	4800_S1	461019.62	5355135.52	9791.05
TH-97-165	36.30	39.30	4.84	4.84	3.00	4800_S1	461942.89	5355009.28	9995.47
TH-97-167	42.00	44.50	8.83	8.83	2.50	4800_S1	461896.67	5355026.69	9992.89
TH-97-170	359.90	362.90	2.43	2.43	3.00	4800_S1	461058.65	5355165.87	9738.07
TH-97-172	208.20	210.90	0.98	0.98	2.70	4800_S1	461214.78	5355092.64	9860.84
TH-97-173	156.90	160.10	5.46	5.46	3.20	4800_S1	461188.03	5355032.75	9908.28
TH-97-174	122.00	124.00	3.99	3.99	2.00	4800_S1	461250.87	5355011.71	9932.67
TH-97-176	40.80	42.84	2.38	2.38	2.04	4800_S1	461993.76	5355003.19	9992.33
TH-97-178	266.00	268.00	9.69	9.69	2.00	4800_S1	461132.70	5355141.02	9783.49
TH-97-183	310.00	313.60	5.28	5.28	3.60	4800_S1	461835.90	5355094.48	9791.27
TH-97-184	178.00	191.60	4.20	4.20	13.60	4800_S1	461123.79	5355078.04	9873.32
TH-97-188	308.00	312.00	6.14	6.14	4.00	4800_S1	461108.19	5355137.71	9788.65
TH-97-190	22.48	24.50	10.89	10.89	2.02	4800_S1	461921.09	5355010.83	10007.95
TH-97-193	24.20	26.40	53.67	22.78	2.20	4800_S1	461896.40	5355016.24	10006.71
TH-97-195	270.87	276.59	7.23	7.23	5.72	4800_S1	461641.40	5355109.95	9829.01
TH-97-200	211.80	214.00	4.81	4.81	2.20	4800_S1	460882.94	5355146.08	9860.16

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TH-97-201	256.50	259.00	4.03	4.03	2.50	4800_S1	461482.30	5355068.27	9844.38
TH-97-205	354.60	359.00	2.97	2.97	4.40	4800_S1	460897.87	5355201.65	9725.56
TH-97-209	267.60	269.50	3.98	3.98	1.90	4800_S1	461540.87	5355063.75	9834.83
TH-97-210	232.00	234.00	1.35	1.35	2.00	4800_S1	461448.63	5355086.11	9860.59
TH-97-215	205.50	209.69	1.58	1.58	4.19	4800_S1	461099.62	5355122.94	9824.97
TH-97-239	275.30	280.00	2.17	2.17	4.70	4800_S1	461703.15	5355099.19	9830.67
GS-07-26	94.50	96.70	2.30	2.30	2.20	4800_S1A	461643.20	5355075.31	9961.46
GS-09-37	156.90	161.00	2.69	2.69	4.10	4800_S1A	461622.37	5355087.21	9919.38
NZ-05-12	191.00	193.00	12.68	12.68	2.00	4800_S1A	461000.23	5355154.97	9842.45
TH-10-25	227.00	230.00	2.27	2.27	3.00	4800_S1A	460941.85	5355160.57	9845.75
TH-10-33	205.80	208.00	2.22	2.22	2.20	4800_S1A	461578.08	5355106.86	9878.32
TH-10-36	124.00	126.00	2.10	2.10	2.00	4800_S1A	461619.57	5355061.42	9941.65
TH-10-40	136.60	139.50	1.89	1.89	2.90	4800_S1A	461672.96	5355084.31	9921.17
TH-10-46	112.00	114.00	0.77	0.77	2.00	4800_S1A	461678.53	5355071.44	9944.85
TH-10-47	54.60	58.00	10.48	10.48	3.40	4800_S1A	461702.22	5355053.15	9986.96
TH-11-87	73.20	76.40	6.00	6.00	3.20	4800_S1A	461699.52	5355062.29	9968.99
TH-11-92	132.40	135.20	9.56	9.56	2.80	4800_S1A	461643.17	5355089.22	9922.15
TH-96-14	216.00	218.50	1.21	1.21	2.50	4800_S1A	460965.53	5355136.26	9865.43
TH-96-17	228.70	231.00	3.92	3.92	2.30	4800_S1A	460965.53	5355150.18	9857.51
TH-96-19	231.50	234.50	0.87	0.87	3.00	4800_S1A	460950.43	5355144.62	9857.83
TH-96-21	235.60	237.60	3.14	3.14	2.00	4800_S1A	461012.22	5355141.52	9852.63
TH-96-24	222.00	224.00	1.71	1.71	2.00	4800_S1A	461039.31	5355128.63	9858.07
TH-96-30	188.00	190.30	3.28	3.28	2.30	4800_S1A	460965.51	5355132.70	9877.35
TH-96-60	309.50	312.50	0.81	0.81	3.00	4800_S1A	461137.70	5355157.94	9791.28
TH-96-68	272.50	274.60	2.60	2.60	2.10	4800_S1A	461163.62	5355123.52	9835.48
TH-96-71	232.80	236.50	2.70	2.70	3.70	4800_S1A	461172.36	5355105.85	9850.09
TH-96-73	247.50	250.00	1.66	1.66	2.50	4800_S1A	461098.78	5355153.34	9836.47
TH-96-76	229.40	231.80	4.96	4.96	2.40	4800_S1A	461235.77	5355119.79	9850.40
TH-96-94	153.20	155.20	4.56	4.56	2.00	4800_S1A	461169.95	5355084.21	9910.91
TH-97-144	165.50	168.00	2.26	2.26	2.50	4800_S1A	461586.27	5355083.57	9912.31
TH-97-150	197.00	199.00	4.06	4.06	2.00	4800_S1A	461159.41	5355092.93	9877.95
TH-97-153	196.90	199.90	2.72	2.72	3.00	4800_S1A	461233.70	5355101.08	9878.74
TH-97-158	152.50	157.51	18.23	13.99	5.01	4800_S1A	461647.86	5355094.20	9914.88
TH-97-172	193.00	196.90	7.19	7.19	3.90	4800_S1A	461214.64	5355102.22	9871.85
TH-97-178	242.00	245.00	2.43	2.43	3.00	4800_S1A	461132.95	5355152.42	9804.04
TH-97-188	280.49	282.50	6.35	6.35	2.00	4800_S1A	461110.07	5355156.72	9809.81
TH-97-235	115.30	122.10	4.39	4.39	6.80	4800_S1A	461639.77	5355070.64	9942.23
TH-97-238	118.50	121.50	18.49	18.49	3.00	4800_S1A	461693.77	5355068.84	9940.35
GS-07-28	351.00	353.60	5.14	5.14	2.60	4800_S1D	461576.52	5355137.12	9743.06
GS-09-32	344.00	347.00	3.57	3.57	3.00	4800_S1D	461465.41	5355174.34	9728.26
GS-09-33	455.43	460.81	4.67	4.67	5.38	4800_S1D	461472.77	5355179.23	9616.38
T-23E	427.92	430.41	0.00	0.00	2.48	4800_S1D	461442.20	5355174.56	9720.10
TH-10-04	508.00	510.50	3.22	3.22	2.50	4800_S1D	461464.26	5355191.39	9578.55
TH-10-26	683.00	686.00	2.65	2.65	3.00	4800_S1D	461464.68	5355278.90	9413.55
TH-10-26B	653.80	655.65	2.70	2.70	1.85	4800_S1D	461455.97	5355262.25	9465.89
TH-10-65	646.00	648.00	3.04	3.04	2.00	4800_S1D	461510.93	5355278.15	9452.27
TH-10-65A	618.00	634.00	4.22	4.22	16.00	4800_S1D	461513.93	5355270.12	9483.98
TH-10-65B	626.00	628.80	16.06	16.06	2.80	4800_S1D	461511.64	5355242.80	9504.89
TH-11-115	369.00	371.00	5.17	5.17	2.00	4800_S1D	461399.53	5355134.52	9702.71
TH-11-75	691.99	694.00	2.84	2.84	2.00	4800_S1D	461570.23	5355254.61	9413.65
TH-11-75A	655.00	657.40	7.70	7.70	2.40	4800_S1D	461567.27	5355244.12	9469.63
TH-97-231	404.00	406.00	2.60	2.60	2.00	4800_S1D	461527.83	5355151.91	9699.71
TH-97-232	429.40	434.40	6.30	6.30	5.00	4800_S1D	461489.67	5355165.00	9669.00
TH-97-233	475.00	477.50	3.07	3.07	2.50	4800_S1D	461511.33	5355174.83	9610.11
TH-97-234	484.00	486.00	24.40	24.40	2.00	4800_S1D	461429.02	5355195.00	9589.35
GS-06-04	95.80	98.10	4.19	4.19	2.30	4800_S2	462239.76	5354962.63	9956.17
GS-06-06	193.00	196.00	1.65	1.65	3.00	4800_S2	462305.36	5354979.03	9887.94
TH-11-116	189.00	191.00	1.61	1.61	2.00	4800_S2	462124.98	5355004.83	9870.19
TH-11-74	249.90	252.00	2.12	2.12	2.10	4800_S2	462019.98	5355026.26	9835.67
TH-11-81	210.00	212.50	0.93	0.93	2.50	4800_S2	462086.10	5355013.34	9854.96
TH-11-82	361.20	363.50	2.87	2.87	2.30	4800_S2	462083.53	5355050.61	9725.80
TH-11-85	242.11	244.63	7.63	7.63	2.52	4800_S2	462248.32	5355007.04	9828.78
TH-11-96	194.40	197.00	4.73	4.73	2.60	4800_S2	462161.42	5354998.37	9867.94
TH-96-70	320.50	325.50	4.36	4.36	5.00	4800_S2	461192.40	5355077.36	9816.05
TH-96-71	274.85	278.68	0.00	0.00	3.82	4800_S2	461174.91	5355076.70	9819.79
TH-96-94	197.95	201.00	2.37	2.37	3.05	4800_S2	461169.95	5355052.20	9878.90

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TH-97-139	157.50	160.10	1.43	1.43	2.60	4800_S2	461167.08	5355032.47	9906.43
TH-97-150	240.00	242.00	5.67	5.67	2.00	4800_S2	461156.29	5355063.23	9847.01
TH-97-248	153.00	159.00	3.42	3.42	6.00	4800_S2	462042.16	5355003.44	9912.43
TH-97-249	185.20	188.20	8.19	8.19	3.00	4800_S2	462235.70	5354988.13	9890.03
GS-09-33	499.99	502.99	1.95	1.95	3.01	4800_S3D	461472.26	5355155.39	9580.16
TH-10-04	531.65	541.35	5.33	5.33	9.70	4800_S3D	461462.91	5355174.29	9557.38
TH-10-09	591.80	602.65	3.95	3.95	10.85	4800_S3D	461462.83	5355194.42	9508.80
TH-10-26	769.50	773.70	23.66	14.49	4.20	4800_S3D	461462.66	5355218.42	9350.96
TH-10-26B	727.50	733.40	8.74	8.74	5.90	4800_S3D	461453.37	5355205.51	9415.82
TH-10-26C	829.99	836.00	3.37	3.37	6.01	4800_S3D	461458.75	5355246.91	9258.93
TH-10-53	782.00	784.00	26.86	26.86	2.00	4800_S3D	461670.13	5355189.26	9347.33
TH-10-53A	711.50	714.00	6.11	6.11	2.50	4800_S3D	461642.16	5355194.45	9434.38
TH-10-65	755.00	765.40	5.36	5.36	10.40	4800_S3D	461507.26	5355207.72	9363.75
TH-10-65A	742.00	744.00	58.19	24.98	2.00	4800_S3D	461509.34	5355191.85	9397.17
TH-10-65B	698.00	699.50	11.39	11.39	1.50	4800_S3D	461508.90	5355190.09	9456.89
TH-11-109	537.00	539.00	2.70	2.70	2.00	4800_S3D	461384.20	5355141.15	9552.24
TH-11-124	692.32	696.83	2.07	2.07	4.51	4800_S3D	461291.52	5355152.04	9423.19
TH-11-124A	663.00	665.00	2.91	2.91	2.00	4800_S3D	461263.14	5355149.68	9462.02
TH-11-75	761.00	764.00	1.32	1.32	3.00	4800_S3D	461562.17	5355208.82	9362.01
TH-11-75A	735.00	738.00	7.38	7.38	3.00	4800_S3D	461553.04	5355186.62	9415.47
TH-11-98	667.49	671.99	7.67	7.67	4.50	4800_S3D	461365.06	5355146.83	9463.74
TH-97-232	453.50	463.60	3.07	3.07	10.10	4800_S3D	461487.70	5355148.34	9648.29
TH-97-234	557.00	559.70	2.70	2.70	2.70	4800_S3D	461419.71	5355157.30	9527.13
GW-08-24	325.10	328.30	2.26	2.26	3.20	W1A	459406.70	5355474.28	9732.39
GW-08-28	356.00	359.00	12.68	12.68	3.00	W1A	459416.52	5355458.42	9755.39
GW-08-32	338.20	340.40	4.03	4.03	2.20	W1A	459290.58	5355432.46	9744.13
GW-08-33	400.50	404.40	2.68	2.68	3.90	W1A	459283.72	5355446.78	9694.44
GW-08-34	453.00	455.00	1.90	1.90	2.00	W1A	459279.53	5355474.84	9656.64
GW-09-52	348.00	352.00	2.92	2.92	4.00	W1A	459350.73	5355476.59	9699.55
GW-09-53	399.20	401.40	0.42	0.42	2.20	W1A	459376.87	5355520.12	9638.63
TH-10-06	181.00	186.00	5.61	5.61	5.00	W1A	459439.51	5355418.52	9873.73
TH-10-18	368.00	371.30	4.04	4.04	3.30	W1A	459349.84	5355455.23	9709.09
TW-96-16	271.16	274.15	2.14	2.14	2.99	W1A	459494.20	5355501.16	9772.77
TW-96-19	232.90	235.90	3.45	3.45	3.00	W1A	459495.66	5355476.15	9802.88
TW-97-30E	169.40	172.40	4.51	4.51	3.00	W1A	459499.41	5355415.31	9886.97
TW-97-37E	206.50	211.00	1.73	1.73	4.50	W1A	459479.88	5355445.54	9820.04
TW-97-38E	162.50	167.00	1.99	1.99	4.50	W1A	459474.07	5355421.49	9889.34
TW-97-39	171.50	176.00	0.69	0.69	4.50	W1A	459439.99	5355412.86	9882.70
TW-97-40	215.99	218.99	3.71	3.71	3.00	W1A	459440.03	5355429.96	9816.61
TW-97-41	243.80	249.00	4.44	4.44	5.20	W1A	459452.29	5355444.98	9804.15
TW-97-42	295.00	298.00	13.96	13.96	3.00	W1A	459451.81	5355468.77	9762.67
TW-97-47E	152.00	155.00	3.41	3.41	3.00	W1A	459413.59	5355424.07	9899.43
TW-97-48E	207.49	212.00	9.53	9.53	4.50	W1A	459416.91	5355428.93	9825.72
TW-97-59	239.00	242.01	5.41	5.41	3.01	W1A	459323.80	5355418.01	9797.91
TW-97-63	268.40	270.99	2.39	2.39	2.60	W1A	459419.01	5355448.60	9774.37
TW-97-64	319.00	322.00	11.32	11.32	3.00	W1A	459343.24	5355428.92	9727.79
TW-97-68	204.00	207.00	3.19	3.19	3.00	W1A	459194.41	5355400.03	9864.46
TW-97-69	239.50	242.60	1.65	1.65	3.10	W1A	459190.18	5355420.91	9832.67
TW-97-70	80.30	83.00	3.95	3.95	2.70	W1A	459416.76	5355377.40	9950.09
TW-97-72	129.50	132.00	8.88	8.88	2.50	W1A	459443.46	5355391.05	9914.82
TW-97-73E	124.50	127.50	0.62	0.62	3.00	W1A	459464.33	5355396.62	9916.93
TW-97-74	219.50	221.70	3.95	3.95	2.20	W1A	459140.86	5355394.52	9843.64
TW-97-76	71.00	76.30	3.86	3.86	5.30	W1A	459462.30	5355381.38	9956.08
TW-97-78	272.30	275.85	3.09	3.09	3.55	W1A	459076.43	5355407.83	9805.00
TW-97-83	204.35	207.22	0.00	0.00	2.87	W1A	459192.45	5355405.11	9855.20
TW-97-87	356.20	359.20	4.80	4.80	3.00	W1A	459303.75	5355458.63	9676.67
TW-97-88	366.80	369.00	4.56	4.56	2.20	W1A	459258.87	5355474.51	9662.52
TW-97-89	418.00	421.00	3.94	3.94	3.00	W1A	459382.42	5355544.32	9601.50
TW-97-90	381.00	383.00	5.26	5.26	2.00	W1A	459388.16	5355505.27	9651.93
GS-09-47	244.80	248.00	1.56	1.56	3.20	W1A1	459595.39	5355460.53	9822.74
GW-08-44	233.00	235.00	7.63	7.63	2.00	W1A1	459587.13	5355493.22	9806.15
GW-09-47	282.50	284.60	3.83	3.83	2.10	W1A1	459603.36	5355529.80	9741.19
TW-96-01	418.10	421.80	3.34	3.34	3.70	W1A1	459539.78	5355520.35	9711.28
TW-96-13E	303.92	306.91	2.00	2.00	2.99	W1A1	459559.44	5355529.62	9747.79
TW-96-14	262.70	265.71	1.37	1.37	3.01	W1A1	459563.17	5355514.26	9776.67
TW-96-17	220.50	225.00	8.78	8.78	4.51	W1A1	459571.51	5355476.85	9814.89

HOLE-ID	FROM	TO	AU	Au Capped	Width	Zone	LOCATIONX	LOCATIONY	LOCATIONZ
	(m)	(m)	g/t	m.g/t	(m)		(m)	(m)	(m)
TW-97-32E	192.51	203.00	4.31	4.31	10.49	W1A1	459629.23	5355480.04	9842.87
TW-97-36E	272.00	275.00	5.26	5.26	3.00	W1A1	459639.94	5355479.62	9782.63
TW-97-46E	102.50	105.50	4.30	4.30	3.00	W1A1	459665.42	5355413.67	9934.87
GS-09-47	201.95	203.07	0.07	0.07	1.12	W1B	459596.51	5355491.50	9853.81
GW-08-44	213.30	221.00	4.87	4.87	7.70	W1B	459587.39	5355502.29	9820.36
GW-08-45	163.50	166.00	4.91	4.91	2.50	W1B	459587.31	5355480.13	9866.29
GW-09-47	248.00	250.40	3.83	3.83	2.40	W1B	459601.74	5355542.96	9772.87
TH-10-06	152.00	154.00	2.96	2.96	2.00	W1B	459435.28	5355438.14	9896.69
TH-10-12	213.00	215.70	0.36	0.36	2.70	W1B	459536.21	5355470.57	9859.99
TW-96-01	387.90	391.00	4.08	4.08	3.10	W1B	459539.78	5355541.92	9732.85
TW-96-05	339.84	342.80	6.28	6.28	2.96	W1B	459539.04	5355510.23	9779.11
TW-96-10	295.00	297.80	0.86	0.86	2.80	W1B	459538.82	5355486.81	9813.36
TW-96-11	342.80	345.60	4.86	4.86	2.80	W1B	459515.65	5355514.46	9778.24
TW-96-12	120.00	123.00	3.51	3.51	3.00	W1B	459546.00	5355452.68	9921.39
TW-96-13E	290.01	296.01	2.54	2.54	6.00	W1B	459560.26	5355536.32	9758.19
TW-96-14	244.90	247.90	5.47	5.47	3.00	W1B	459563.68	5355523.40	9791.95
TW-96-15	250.60	252.60	1.68	1.68	2.00	W1B	459503.32	5355489.00	9827.16
TW-96-16	250.55	252.55	4.03	4.03	2.00	W1B	459494.29	5355512.22	9790.74
TW-96-17	194.80	197.10	0.63	0.63	2.30	W1B	459570.73	5355490.67	9837.84
TW-96-19	209.10	212.45	3.59	3.59	3.35	W1B	459495.86	5355487.78	9823.45
TW-96-20E	142.20	151.00	5.93	5.93	8.80	W1B	459568.52	5355469.25	9880.10
TW-96-23E	87.90	90.70	1.10	1.10	2.80	W1B	459568.36	5355444.25	9928.68
TW-96-24E	43.70	46.00	7.68	7.68	2.30	W1B	459564.52	5355416.29	9971.21
TW-97-37E	154.00	157.00	8.35	8.35	3.00	W1B	459474.53	5355468.94	9867.52
TW-97-40	157.50	160.50	1.75	1.75	3.00	W1B	459439.23	5355459.67	9866.97
TW-97-47E	141.50	147.50	3.76	3.76	6.00	W1B	459413.82	5355430.51	9905.72
TW-97-48E	161.00	164.00	1.41	1.41	3.00	W1B	459416.62	5355452.66	9866.57
GW-08-20	133.20	137.00	5.36	5.36	3.80	W1B1	459717.02	5355473.40	9914.37
TH-10-10	88.00	90.20	4.10	4.10	2.20	W1B1	459714.07	5355455.46	9940.97
TW-97-43E	123.50	126.50	2.61	2.61	3.00	W1B1	459670.56	5355451.70	9919.29

APPENDIX 5

GOLD RIVER QA/QC GRAPHS OF STANDARDS, BLANKS

Gold River Blanks
Au gpt
2.0000
1.8000
1.6000
1.4000
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
0.0000
07/03/2...
07/04/2...
07/05/2...
07/06/2...
07/07/2...
07/08/2...
07/09/2...
07/10/2...
07/11/2...
07/12/2...
07/01/2...
07/02/2...
07/03/2...
07/04/2...
07/05/2...
07/06/2...
07/07/2...
07/08/2...
07/09/2...
07/10/2...
07/11/2...
07/12/2...
Number of Samples: 2430
Number of Failures: 8
Failure Rate: 0.33%
LSG Thorne Blanks
Failure Limit

Gold River Coarse Duplicates
Duplicate Au gpt
10.000
1.000
0.100
0.010
0.001
0.001
0.010
0.100
1.000
10.000
Original Au gpt
Number of Samples: 2125
Coarse Duplicates

Gold River Oreas O-68a Standard
5.0000
4.5000
4.0000
3.5000
3.0000
2.5000
2.0000
1.5000
1.0000
0.5000
0.0000
Au gpt
21/03/2...
21/04/2...
21/05/2...
21/06/2...
21/07/2...
21/08/2...
21/09/2...
21/10/2...
21/11/2...
21/12/2...
21/01/2...
21/02/2...
21/03/2...
21/04/2...
21/05/2...
21/06/2...
21/07/2...
21/08/2...
Number of Samples: 101
Number of Failures: 3
Failure Rate: 2.97%
O-68a
3 SDev

Gold River Oreas O-67a Standard
3.5000
3.0000
2.5000
2.0000
1.5000
1.0000
0.5000
0.0000
Au gpt
01/04/2...
01/05/2...
01/06/2...
01/07/2...
01/08/2...
01/09/2...
01/10/2...
01/11/2...
01/12/2...
Number of Samples: 111
Number of Failures: 2
Failure Rate: 1.80%
O-67a
3 SDev

Gold River Oreas O-66a Standard
1.6000
1.4000
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
0.0000
Au gpt
19/03/2...
19/04/2...
19/05/2...
19/06/2...
19/07/2...
19/08/2...
19/09/2...
19/10/2...
Number of Samples: 248
Number of Failures: 4
Failure Rate: 1.61%
O-66a
3 SDev

Gold River Oreas O-61d Standard
Au gpt
5.4000
5.2000
5.0000
4.8000
4.6000
4.4000
4.2000
4.0000
3.8000
24/04/2...
24/05/2...
24/06/2...
24/07/2...
24/08/2...
24/09/2...
24/10/2...
24/11/2...
24/12/2...
24/01/2...
24/02/2...
24/03/2...
24/04/2...
24/05/2...
24/06/2...
24/07/2...
24/08/2...
24/09/2...
24/10/2...
24/11/2...
Number of Samples: 73
Number of Failures: 0
Failure Rate: 0%
O-61d
3 SDev

Gold River Oreas O-60b Standard
3.5000
3.0000
2.5000
2.0000
1.5000
1.0000
0.5000
0.0000
Au gpt
02/04/2...
02/05/2...
02/06/2...
02/07/2...
02/08/2...
02/09/2...
02/10/2...
02/11/2...
02/12/2...
Number of Samples: 87
Number of Failures: 1
Failure Rate: 1.15%
O-60b
3 SDev

Gold River Oreas O-54Pa Standard
3.5000
3.0000
2.5000
2.0000
1.5000
1.0000
0.5000
0.0000
Au gpt
21/03/2...
21/04/2...
21/05/2...
21/06/2...
21/07/2...
21/08/2...
21/09/2...
21/10/2...
21/11/2...
21/12/2...
21/01/2...
21/02/2...
21/03/2...
21/04/2...
Number of Samples: 58
Number of Failures: 1
Failure Rate: 1.72%
O-54Pa
3 SDev

Gold River Oreas O-53Pb Standard
0.8000
0.7000
0.6000
0.5000
0.4000
0.3000
0.2000
0.1000
0.0000
Au gpt
17/03/2010
19/03/2010
21/03/2010
23/03/2010
25/03/2010
27/03/2010
29/03/2010
31/03/2010
02/04/2010
04/04/2010
06/04/2010
08/04/2010
10/04/2010
12/04/2010
14/04/2010
16/04/2010
18/04/2010
20/04/2010
22/04/2010
24/04/2010
26/04/2010
28/04/2010
30/04/2010
Number of Samples: 64
Number of Failures: 2
Failure Rate: 3.13%
O-53Pb
3 SDev

Gold River Oreas O-18Pb Standard
Au gpt
3.9000
3.8000
3.7000
3.6000
3.5000
3.4000
3.3000
3.2000
3.1000
3.0000
07/03/2...
09/03/2...
11/03/2...
13/03/2...
15/03/2...
17/03/2...
19/03/2...
21/03/2...
23/03/2...
25/03/2...
27/03/2...
29/03/2...
31/03/2...
02/04/2...
04/04/2...
06/04/2...
08/04/2...
10/04/2...
12/04/2...
14/04/2...
16/04/2...
Number of Samples: 29
Number of Failures: 1
Failure Rate: 3.45%
O-18Pb
3 SDev

Gold River Oreas O-18c Standard
4.5000
4.0000
3.5000
3.0000
2.5000
2.0000
1.5000
1.0000
0.5000
0.0000
Au gpt
10/08/2...
10/09/2...
10/10/2...
10/11/2...
10/12/2...
10/01/2...
10/02/2...
10/03/2...
10/04/2...
10/05/2...
10/06/2...
10/07/2...
10/08/2...
10/09/2...
10/10/2...
10/11/2...
10/12/2...
Number of Samples: 19
Number of Failures: 1
Failure Rate: 5.26%
O-18c
3 SDev

Gold River Oreas O-15Pb Standard
1.6000
1.4000
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
0.0000
Au gpt
12/04/2...
12/05/2...
12/06/2...
12/07/2...
12/08/2...
12/09/2...
12/10/2...
12/11/2...
12/12/2...
12/01/2...
12/02/2...
12/03/2...
12/04/2...
12/05/2...
12/06/2...
12/07/2...
Number of Samples: 292
Number of Failures: 292
Failure Rate: 0.34
O-15Pb
3 SDev

Gold River Oreas O-15Pa Standard
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
0.0000
Au gpt
10/03/20...
17/03/20...
24/03/20...
31/03/20...
07/04/20...
14/04/20...
21/04/20...
28/04/20...
05/05/20...
12/05/20...
19/05/20...
26/05/20...
02/06/20...
09/06/20...
16/06/20...
23/06/20...
30/06/20...
07/07/20...
14/07/20...
21/07/20...
28/07/20...
Number of Samples: 198
Number of Failures: 12
Failure Rate: 6.06%
O-15Pa
3 SDev

Gold River Oreas O-15h Standard
1.1500
1.1000
1.0500
1.0000
0.9500
0.9000
0.8500
Au gpt
25/07/2...
01/08/2...
08/08/2...
15/08/2...
22/08/2...
29/08/2...
05/09/2...
12/09/2...
19/09/2...
26/09/2...
03/10/2...
10/10/2...
17/10/2...
24/10/2...
31/10/2...
07/11/2...
14/11/2...
21/11/2...
28/11/2...
05/12/2...
12/12/2...
19/12/2...
Number of Samples: 123
Number of Failures: 1
Failure Rate: 0.81%
O-15h
3 SDev

Gold River Oreas O-10Pb Standard
8.0000
7.8000
7.6000
7.4000
7.2000
7.0000
6.8000
6.6000
6.4000
6.2000
6.0000
5.8000
Au gpt
08/03/2...
22/03/2...
05/04/2...
19/04/2...
03/05/2...
17/05/2...
31/05/2...
14/06/2...
28/06/2...
12/07/2...
26/07/2...
09/08/2...
Number of Samples: 13
Number of Failures: 1
Failure Rate: 7.69%
O-10Pb
3 SDev

Gold River Oreas O-10c Standard
Au gpt
7.4000
7.2000
7.0000
6.8000
6.6000
6.4000
6.2000
6.0000
5.8000
5.6000
5.4000
22/09/2...
22/10/2...
22/11/2...
22/12/2...
22/01/2...
22/02/2...
22/03/2...
22/04/2...
22/05/2...
22/06/2...
22/07/2...
22/08/2...
22/09/2...
22/10/2...
22/11/2...
Number of Samples: 43
Number of Failures: 1
Failure Rate: 2.33%
O-10c
3 SDev

Gold River Oreas O-6Pc Standard
Au gpt
2.0000
1.8000
1.6000
1.4000
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
0.0000
18/03/20...
18/04/20...
18/05/20...
18/06/20...
18/07/20...
18/08/20...
18/09/20...
18/10/20...
18/11/20...
18/12/20...
18/01/20...
18/02/20...
18/03/20...
18/04/20...
18/05/20...
18/06/20...
18/07/20...
18/08/20...
18/09/20...
18/10/20...
18/11/20...
18/12/20...
Number of Samples: 506
Number of Failures: 4
Failure Rate: 0.79%
O-6Pc
3 SDev

Gold River Oreas O-2Pd Standard
1.2000
1.0000
0.8000
0.6000
0.4000
0.2000
0.0000
Au gpt
23/03/2...
23/04/2...
23/05/2...
23/06/2...
23/07/2...
23/08/2...
23/09/2...
23/10/2...
23/11/2...
23/12/2...
23/01/2...
23/02/2...
23/03/2...
23/04/2...
23/05/2...
23/06/2...
23/07/2...
23/08/2...
23/09/2...
23/10/2...
23/11/2...
Number of Samples: 472
Number of Failures: 5
Failure Rate: 1.06%
O-2Pd
3 SDev

Thorne Check Assays
Check Au gpt
Original Au gpt
90.0000
80.0000
70.0000
60.0000
50.0000
40.0000
30.0000
20.0000
10.0000
0.0000
0.0000
10.0000
20.0000
30.0000
40.0000
50.0000
60.0000
70.0000
80.0000
90.0000
Check Assay Comp
Linear (Check Assay Comp)
y = 0.9703x + 0.0319
R² = 0.9834

APPENDIX 6

CHECK ASSAY PROGRAM BY LAKE SHORE GOLD CORP. OF PULPS FROM

HISTORICAL DIAMOND DRILL HOLES

CHECK ASSAY PROGRAM BY LSG ON PULPS FROM HISTORICAL DRILL HOLES - GOLD RIVER PROPERTY, Aug 2011

	Historical Assays (Swastika Lab.)			Check-Assay Results (ALS Chemex -certificate TM11168835)							Comparaison
Hole No.	Original Sample No.	Au (g/t)	Original Certificate No. (Swastika Lab)	New Sample No.	Control Samples	Au FA/AA gpt	Au FA/GRAV gpt	As Aqua Regia/AA ppm	Comment on QA/QC	Chemex Final Results Au gpt	Chemex minus Swastika Au gpt	Variance (%)
TH-96-12	8601	1.474	6W-0518-RA1	L911651		1.315		5260		1.315	-0.159	-12.091
TH-96-12	8602	0.549	6W-0518-RA1	L911652		0.543		309		0.543	-0.006	-1.105
TH-96-12	8603	16.046	6W-0518-RA1	L911653		>10.0	16.8	27800		16.800	0.754	4.488
				L911654	O-10c	6.44		4620	passed
TH-96-12	8604	24.377	6W-0518-RA1	L911655		>10.0	24.6	33900		24.600	0.223	0.907
TH-96-12	8605	14.640	6W-0518-RA1	L911656		>10.0	14.75	26700		14.750	0.110	0.746
TH-96-12	8606	18.857	6W-0518-RA1	L911657		>10.0	18.9	31700		18.900	0.043	0.228
TH-96-12	8607	6.240	6W-0518-RA1	L911658		6.57		19100		6.570	0.330	5.023
TH-96-12	8608	0.583	6W-0518-RA1	L911659		0.481		3970		0.481	-0.102	-21.206
TH-96-12	8609	29.589	6W-0518-RA1	L911660		>10.0	29.6	25100		29.600	0.011	0.037
TC10-85B	K620985	0.007		L911661	Blank	0.012		6	passed
TH-96-12	8610	15.840	6W-0518-RA1	L911662		>10.0	15.7	25800		15.700	-0.140	-0.892
TH-96-12	8611	14.949	6W-0518-RA1	L911663		>10.0	15	25000		15.000	0.051	0.340
TH-96-12	8612	0.754	6W-0533-RA1	L911664		0.804		3510		0.804	0.050	6.219
TH-96-12	8653	1.886	6W-0533-RA1	L911665		1.995		8340		1.995	0.109	5.464
TH-96-30	7476	0.994	6W-1370-RA1	L911666		1.04		220		1.040	0.046	4.423
TH-96-30	7477	1.611	6W-1370-RA1	L911667		1.505		97		1.505	-0.106	-7.043
TH-96-30	7478	1.166	6W-1370-RA1	L911668		1.145		82		1.145	-0.021	-1.834
TH-96-30	7479	4.183	6W-1370-RA1	L911669		4.45		137		4.450	0.267	6.000
TH-96-30	7480	10.629	6W-1370-RA1	L911670		>10.0	10.7	254		10.700	0.071	0.664
TH-96-30	7481	0.549	6W-1370-RA1	L911671		0.544		360		0.544	-0.005	-0.919
TH-96-30	7482	1.474	6W-1370-RA1	L911672		1.415		3740		1.415	-0.059	-4.170
TH-96-30	7483	9.669	6W-1370-RA1	L911673		9.1		201		9.100	-0.569	-6.253
TH-96-30	7484	26.606	6W-1370-RA1	L911674		>10.0	27.9	6860		27.900	1.294	4.638
TC10-85A	H868396	0.003		L911675	Blank	<0.005		<5	passed
TH-96-30	7485	7.406	6W-1370-RA1	L911676		7.54		134		7.540	0.134	1.777
TH-96-30	7486	7.131	6W-1370-RA1	L911677		6.63		888		6.630	-0.501	-7.557
TH-96-30	7487	12.480	6W-1370-RA1	L911678		>10.0	12.5	9350		12.500	0.020	0.160
TH-96-30	7488	0.651	6W-1370-RA1	L911679		0.669		466		0.669	0.018	2.691
TH-96-30	7489	0.171	6W-1370-RA1	L911680		0.169		225		0.169	-0.002	-1.183
TH-96-49	90397	0.549	6W-2098-RA1	L911681		0.553		2170		0.553	0.004	0.723
TH-96-49	90398	0.103	6W-2098-RA1	L911682		0.099		925		0.099	-0.004	-4.040
TH-96-49	90399	3.566	6W-2098-RA1	L911683		3.22		6480		3.220	-0.346	-10.745
TH-96-49	90400	1.406	6W-2098-RA1	L911684		1.495		3440		1.495	0.089	5.953
TH-96-49	90401	3.360	6W-2098-RA1	L911685		3.56		9700		3.560	0.200	5.618
TH-96-49	90402	13.817	6W-2098-RA1	L911686		>10.0	14	24900		14.000	0.183	1.307
				L911687	O-10c	6.5		4440	passed
TH-96-49	90403	5.177	6W-2098-RA1	L911688		5.54		7170		5.540	0.363	6.552
TH-96-49	90404	2.263	6W-2252-RA1	L911689		2.23		3900		2.230	-0.033	-1.480
TH-96-49	90405	2.366	6W-2252-RA1	L911690		2.08		3390		2.080	-0.286	-13.750
TH-96-49	90406	0.960	6W-2252-RA1	L911691		0.893		1965		0.893	-0.067	-7.503
TH-96-49	90407	0.034	6W-2252-RA1	L911692		0.007		101		0.007	-0.027	-385.714
TH-96-49	90408	0.034	6W-2252-RA1	L911693		0.021		79		0.021	-0.013	-61.905
TW-96-24	19514	0.549	6W-4656-RA1	L911694		0.55		80		0.550	0.001	0.182
TW-96-24	19515	0.789	6W-4656-RA1	L911695		0.849		98		0.849	0.060	7.067
TW-96-24	19516	5.691	6W-4656-RA1	L911696		5.78		104		5.780	0.089	1.540
TW-96-24	19517	0.206	6W-4656-RA1	L911697		0.294		35		0.294	0.088	29.932
TW-96-24	19518	11.910	6W-4656-RA1	L911698		>10.0	10.35	124		10.350	-1.560	-15.072
TC10-85C	K621545	0.003		L911699	Blank	<0.005		<5	passed
TW-96-24	19519	0.926	6W-4656-RA1	L911700		0.769		135		0.769	-0.157	-20.416
TW-96-24	19520	0.274	6W-4656-RA1	L911701		0.291		61		0.291	0.017	5.842
TW-96-24	19521	0.857	6W-4656-RA1	L911702		0.89		108		0.890	0.033	3.708
TW-96-24	19522	0.823	6W-4656-RA1	L911703		0.836		115		0.836	0.013	1.555

	Historical Assays (Swastika Lab.)			Check-Assay Results (ALS Chemex -certificate TM11168835)							Comparaison
Hole No.	Original Sample No.	Au (g/t)	Original Certificate No. (Swastika Lab)	New Sample No.	Control Samples	Au FA/AA gpt	Au FA/GRAV gpt	As Aqua Regia/AA ppm	Comment on QA/QC	Chemex Final Results Au gpt	Chemex minus Swastika Au gpt	Variance (%)
TW-96-24	19523	0.411	6W-4656-RA1	L911704		0.415		29		0.415	0.004	0.964
TW-96-24	19524	0.720	6W-4656-RA1	L911705		0.674		49		0.674	-0.046	-6.825
TW-96-24	19525	1.611	6W-4656-RA1	L911706		1.525		47		1.525	-0.086	-5.639
				L911707	O-6Pc	1.56		1255	passed
TW-96-24	19526	0.960	6W-4656-RA1	L911708		0.952		86		0.952	-0.008	-0.840
TW-96-24	19527	0.651	6W-4656-RA1	L911709		0.678		66		0.678	0.027	3.982
TH-97-184	35072	0.034	7W-1027-RA1	L911710		0.035		203		0.035	0.001	2.857
TH-97-184	35073	1.440	7W-1027-RA1	L911711		1.235		3290		1.235	-0.205	-16.599
TH-97-184	35074	12.514	7W-1027-RA1	L911712		>10.0	12.2	21000		12.200	-0.314	-2.574
TC10-85B	K620985	0.007		L911713	Blank	0.006		<5	passed
TH-97-184	35075	3.874	7W-1027-RA1	L911714		3.56		3810		3.560	-0.314	-8.820
TH-97-184	35076	0.034	7W-1027-RA1	L911715		0.039		282		0.039	0.005	12.821
TH-97-184	35077	2.537	7W-1027-RA1	L911716		2.25		6930		2.250	-0.287	-12.756
TH-97-184	35078	0.274	7W-1027-RA1	L911717		0.262		1275		0.262	-0.012	-4.580
TH-97-184	35079	0.034	7W-1027-RA1	L911718		0.066		701		0.066	0.032	48.485
TH-97-184	35080	0.549	7W-1027-RA1	L911719		0.723		3330		0.723	0.174	24.066
TH-97-184	35081	2.091	7W-1027-RA1	L911720		1.885		8920		1.885	-0.206	-10.928
TH-97-184	35082	0.274	7W-1027-RA1	L911721		0.24		1090		0.240	-0.034	-14.167
TH-97-184	35083	10.800	7W-1027-RA1	L911722		>10.0	10.35	16000		10.350	-0.450	-4.348
TH-97-184	35084	10.800	7W-1027-RA1	L911723		>10.0	10.25	23000		10.250	-0.550	-5.366
				L911724	O-10c	6.52		4260	passed
TH-97-184	35085	7.063	7W-1027-RA1	L911725		6.76		14500		6.760	-0.303	-4.482
TH-97-184	35086	3.531	7W-1027-RA1	L911726		3.11		7170		3.110	-0.421	-13.537
TH-97-184	35087	0.069	7W-1027-RA1	L911727		0.105		106		0.105	0.036	34.286
TH-97-184	35088	0.003	7W-1027-RA1	L911728		0.011		66		0.011	0.009	77.273
TH-97-188	37127	8.126	7W-1063-RA1	L911729		8.18		13700		8.180	0.054	0.660
TH-97-188	37128	8.023	7W-1063-RA1	L911730		9.54		12200		9.540	1.517	15.901
TH-97-188	37129	5.760	7W-1063-RA1	L911731		6.18		8300		6.180	0.420	6.796
TH-97-188	37130	2.640	7W-1063-RA1	L911732		2.84		4640		2.840	0.200	7.042
TH-97-188	37131	1.131	7W-1063-RA1	L911733		1.22		2170		1.220	0.089	7.295
TH-97-188	37132	0.274	7W-1063-RA1	L911734		0.292		818		0.292	0.018	6.164
TH-97-188	37133	0.206	7W-1063-RA1	L911735		0.198		1835		0.198	-0.008	-4.040
TH-97-188	37125	0.446	7W-1155-RA1	L911736		0.42		3280		0.420	-0.026	-6.190
TH-97-188	37126	0.103	7W-1155-RA1	L911737		0.086		617		0.086	-0.017	-19.767
TH-97-193	34944	0.003	7W-1156-RA1	L911738		0.008		125		0.008	0.006	68.750
TH-97-193	34945	0.171	7W-1156-RA1	L911739		0.139		440		0.139	-0.032	-23.022
TH-97-193	34946	1.851	7W-1156-RA1	L911740		1.685		3560		1.685	-0.166	-9.852
TH-97-193	34947	17.829	7W-1156-RA1	L911741		>10.0	18.1	10700		18.100	0.271	1.497
				L911742	O-10c	6.47		4270	passed
TH-97-193	34948	17.486	7W-1156-RA1	L911743		>10.0	17.75	12500		17.750	0.264	1.487
TH-97-193	34949	21.737	7W-1156-RA1	L911744		>10.0	21.4	20500		21.400	-0.337	-1.575
TC10-85	H973924	0.009		L911745	Blank	<0.005		<5	passed
TH-97-193	34950	5.657	7W-1156-RA1	L911746		5.52		5850		5.520	-0.137	-2.482
TH-97-193	34951	0.309	7W-1156-RA1	L911747		0.256		94		0.256	-0.053	-20.703
TH-97-193	34952	0.137	7W-1156-RA1	L911748		0.117		83		0.117	-0.020	-17.094
TH-97-232	48515	0.137	7W-2903-RA1	L911749		0.141		276		0.141	0.004	2.837
TH-97-232	48516	4.800	7W-2903-RA1	L911750		4.74		10800		4.740	-0.060	-1.266
TH-97-232	48517	3.669	7W-2903-RA1	L911751		3.46		11100		3.460	-0.209	-6.040
TH-97-232	48518	1.611	7W-2903-RA1	L911752		1.81		3060		1.810	0.199	10.994
TH-97-232	48519	0.240	7W-2903-RA1	L911753		0.245		703		0.245	0.005	2.041
TH-97-232	48520	0.274	7W-2903-RA1	L911754		0.262		182		0.262	-0.012	-4.580
TH-97-232	48521	0.377	7W-2903-RA1	L911755		0.331		256		0.331	-0.046	-13.897
TH-97-232	48522	0.274	7W-2903-RA1	L911756		0.299		620		0.299	0.025	8.361
TH-97-232	48523	4.491	7W-2903-RA1	L911757		4.6		26200		4.600	0.109	2.370
TH-97-232	48524	6.000	7W-2903-RA1	L911758		6.2		22900		6.200	0.200	3.226
				L911759	O-10c	6.33		4390	passed

	Historical Assays (Swastika Lab.)			Check-Assay Results (ALS Chemex -certificate TM11168835)							Comparaison
Hole No.	Original Sample No.	Au (g/t)	Original Certificate No. (Swastika Lab)	New Sample No.	Control Samples	Au FA/AA gpt	Au FA/GRAV gpt	As Aqua Regia/AA ppm	Comment on QA/QC	Chemex Final Results Au gpt	Chemex minus Swastika Au gpt	Variance (%)
TH-97-232	48525	7.749	7W-2903-RA1	L911760		7.65		10900		7.650	-0.099	-1.294
TH-97-232	48526	0.069	7W-2903-RA1	L911761		0.075		865		0.075	0.006	8.000
TW-97-87	50623	0.034	7W-4526-RA1	L911762		0.02		5		0.020	-0.014	-70.000
TW-97-87	50624	0.069	7W-4526-RA1	L911763		0.056		41		0.056	-0.013	-23.214
TW-97-87	50625	3.531	7W-4526-RA1	L911764		3.4		3050		3.400	-0.131	-3.853
TW-97-87	50626	4.389	7W-4526-RA1	L911765		4.11		5380		4.110	-0.279	-6.788
TW-97-87	50627	8.503	7W-4526-RA1	L911766		7.69		10300		7.690	-0.813	-10.572
TC11-111	E394896	0.003		L911767	Blank	0.009		<5	passed
TW-97-87	50628	1.166	7W-4526-RA1	L911768		1.125		1935		1.125	-0.041	-3.644
TW-97-87	50629	1.989	7W-4526-RA1	L911769		2.05		4530		2.050	0.061	2.976
TW-97-87	50630	0.754	7W-4526-RA1	L911770		0.755		2980		0.755	0.001	0.132
TW-97-87	50631	0.994	7W-4526-RA1	L911771		1.06		3300		1.060	0.066	6.226
TW-97-87	50632	5.143	7W-4526-RA1	L911772		4.45		9300		4.450	-0.693	-15.573
TW-97-87	50633	3.977	7W-4526-RA1	L911773		3.96		6240		3.960	-0.017	-0.429
TW-97-87	50634	0.891	7W-4526-RA1	L911774		1.005		2950		1.005	0.114	11.343
TW-97-87	50635	0.069	7W-4526-RA1	L911775		0.045		172		0.045	-0.024	-53.333
GS-09-44	539271	0.010	9W-1971-RA1	L911776		0.014		257		0.014	0.004	28.571
GS-09-44	539272	0.030	9W-1971-RA1	L911777		0.038		195		0.038	0.008	21.053
GS-09-44	539273	3.700	9W-1971-RA1	L911778		3.8		11000		3.800	0.100	2.632
				L911779	O-68a	3.76		458	passed
GS-09-44	539274	3.840	9W-1971-RA1	L911780		4.27		13600		4.270	0.430	10.070
GS-09-44	539276	2.880	9W-1971-RA1	L911781		3.19		14900		3.190	0.310	9.718
GS-09-44	539277	3.090	9W-1971-RA1	L911782		4.38		11500		4.380	1.290	29.452
GS-09-44	539279	5.420	9W-1971-RA1	L911783		5.43		13600		5.430	0.010	0.184
TC11-111	E394898	0.003		L911784	Blank	0.01		<5	passed
GS-09-44	539280	3.430	9W-1971-RA1	L911785		3.57		11800		3.570	0.140	3.922
GS-09-44	539281	2.130	9W-1971-RA1	L911786		2.14		10200		2.140	0.010	0.467
GS-09-44	539282	0.070	9W-1971-RA1	L911787		0.103		1370		0.103	0.033	32.039
GS-09-44	539283	0.040	9W-1971-RA1	L911788		0.038		777		0.038	-0.002	-5.263

								Average Relative Difference for 124 Pairs:				-3.146

Note:

Control samples have all passed, as per parameters discussed in Section 11.

APPENDIX 7

PHOTOS:

The following photos and commentary have been provided courtesy of Mr. David Rhys from a PowerPoint presentation titled “Setting and controls on gold mineralization in the Gold River East Zone” (Rhys 2011a)

APPENDIX 8

RESOURCE MODELING AND ESTIMATION OF THE GOLD RIVER TREND DEPOSITS

 M. DAGBERT (2012)

SGS CANADA INC. GEOSTAT

RESOURCE MODELING AND ESTIMATION

OF THE GOLD RIVER TREND DEPOSITS

Respectfully submitted to Lakeshore Gold Corp.

by SGS Canada Inc. - Geostat

March 09,2012

Geostat
SGS Canada Inc.	10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada
t (450) 433 1050 f (450) 433 1048 www.geostat.com www.met.sgs.com

Member of SGS Group (SGS SA)

Foreword

This report describes the work completed in the fall of 2011 and winter 2011-2012 at SGS Canada Inc. — Geostat (thereafter SGS) to assist Lakeshore Gold Corp. (thereafter LSG) in their modeling and estimation of the resources of their Gold River Trend deposits (thereafter GR) to the west of Timmins, Ontario, from latest drill hole information available in the fall of 2011. This report is not an NI43-101 Technical Report but it can be used to support the results in the NI43-101 Technical Report authored by LSG on the GR resources to be produced in March 2012.  This work is covered by a proposal from SGS to LSG dated September 21, 2011 and accepted by LSG on September 22, 2011.

Summary, conclusions and recommendations

1-              The main purpose of this work was to support resource estimates of the Golden River Trend (GR) deposits derived by LSG’s geologists from DH information available at the end of 2011 by a comparison model using the same DH information and mineralized zones limits but a different resource modeling approach.  The LSG’s model uses a standard inverse squared distance method to interpolate the grade of the mineralized zone fraction of 3x2x3m blocks from 1m composites within the same zone with zone limits defined by 3D solids from interpreted sectional rings. Our alternative model uses the traditional approach for estimating global resources at no cut-off of relatively narrow sheet-like sub-vertical mineralized structures by projecting hole mineralized intercepts on a vertical long section plane and using polygons of influence around projected intercepts to delineate the extension of the structure on the projection plane. In addition to the mineralized intercepts, we also project the extrapolated intercept (= “blank intercept”) of the structure with surrounding holes where the structure was not found. This extrapolation is generally done on each drill section beyond the extremities of the interpreted structure on the section. The extent of the structure on the projection plane is generally drawn mid-way between mineralized and blank intercepts hence following the outline of the polygons of influence. This traditional approach is particularly applicable to the GR mineralized structures since almost all drill holes intersect a given zone only once.

2-              A first comparison involving an LSG draft model of December 2011 showed a significant 26% difference of overall estimated ounces at no cut-off in favor of the LSG block model (1.42Moz vs. 1.05Moz). After reducing the interpreted lateral extent of a few zones in the final January 2011 LSG model, the difference was reduced to a more acceptable 17% (1.27Moz vs. 1.05Moz) given the mostly inferred categorization of the estimated resource.

3-              The latest DH database has values for 753 holes totalling 231,267 m. A majority of those drill holes dip from 42o to 77o to the south. Drill hole length varies from 13m to 1364m with an average of 307m. Holes tend to be on NS cross-sections with a E-W spacing as low as 20-25m between sections and a similar spacing between holes on the same section. We have 121,100 valid assay intervals along those holes.  A majority of intervals (38%) are 1.5m long with significant groups of 1m intervals (32%) and 0.5m intervals (6%). Gold assay values range from 0 to 1350g/t (over 0.3m).

4-              The GR resources are currently confined to 15 mineralized over a 3.4km E-W strike length. More precisely, we have 4 zones on the west side (W1A, W1A1, W1B, W1B1 from 459,000E to 459,800E) and 11 zones on the east side (4800, 4800-N1, 4800-N2, 4800-N4, 4800-S1, 4800-S2, 4800-S1A, 4800-S1D plus the shallow 452 and 453 in the so-called Kapika sector and the deep 4800-S3D). Interpreted mineral zones are sheet-like structures with a strong dip to the north and a limited N-S thickness. They strike from N270 to N280. A review of assay interval data within the intercepts of holes with interpreted zones indicates that 39% of high assay intervals above 20 g/t Au are outside those intercepts hence outside those interpreted zones leaving room for additional zones or modified limits of existing ones.

5-              In the eastern zones, we suggest a capping of 50m.g/tAu applied to the length*grade product of original assay intervals. With that limit, we cap 14 intervals (0.8% of total)  with a gold loss of 12.9% (length weighted average capped grade is down to 4.55g/t from 5.17 g/t uncapped). In the two small Kapika zones, the cap limit is lowered to 25 m.g/t with a gold loss of 10.2%. There is no need to cap assay data in the western zones.

6-              Despite the high variability of gold grades from GR samples, the QAQC data of samples from LSG holes in 2010-2011 and analyzed at the ALS Canada Ltd. lab tend to indicate that the quality of those sample grade values is more than satisfactory. Although we have significant differences between mean results and target values for some standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps extremely low (0.2%). Lab and coarse duplicates show better than expected sample errors i.e. about 5% relative difference for pulp duplicates and 20% relative difference for coarse duplicates. Check pulp samples at the SGS lab indicate that there is a possibility that ALS values are slightly conservative

7-              Similarly, the historical QAQC data of samples from pre-LSG holes (2003-2006) and analyzed at the ALS and Swastika labs tend to indicate that the quality of those sample grade values is satisfactory. Although we have significant differences between mean results and target values for some standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps low (0.4%). Based on results for standards and blanks, the quality (both accuracy and precision) of assays at the Accurassay lab is more questionable. Fortunately, the results for standards at that lab indicate that gold values from that lab are likely to undervalue the true gold grade of submitted samples.

Foreword		ii

Summary, conclusions and recommendations		iii

Table of Contents		v

List of tables		vi

List of Figures		vii

1-	Drill hole data	1

2-	Mineralized domains	2

3-	Assay intervals in mineralized intercepts and capping	3

4-	Composites, blocks and block grade interpolation	6

5-	Alternative zone resource estimates	8

6-	Resources of the Kapika sector	12

7-	Resource update	16

8-	Statistical analysis of QAQC assay data for LSG samples	20

8-1 Standards		20
8-2 Blanks		21
8-3 Duplicates		21
8-4 Check assays		22
8-5 Conclusions		22

9-	Statistical analysis of historical QAQC assay data	24

9-1	Standards	24
9-2	Blanks	29
9-3	Duplicates	29
9-4	Conclusions	29

Appendix : polygonal maps of zones on long section		31

v

List of tables

Table 1 Highest grade intervals in the mineralized intercepts	4
Table 2 Statistics of 1m composite capped grade in the different mineralized zones	6
Table 3 Comparison of average composite and block grades in the different zones	7
Table 4 Comparison of resources from LSG block model and alternative approach	11
Table 5 Kapika : comparison of resources from LSG block model and alternative 2D polygons	13
Table 6 Comparison of average composite and block grades in the different zones	18
Table 7 Statistics of results for standard pulps with LSG samples to ALS	21
Table 8 Statistics of historical results for standard pulps from the Accurassay lab	26
Table 9 Statistics of historical results for standard pulps from the ALS lab	27
Table 10 Statistics of historical results for standard pulps from the Swastika lab	28

List of Figures

Figure 1 Drill holes and mineralized domains (planview)	2
Figure 2 Drill holes and mineralized domains (view to north)	2
Figure 3 Histogram and cumulative frequency plot of GTs of all mineralized intervals	5
Figure 4 E-W long section with projection of Zone W1A intercepts	9
Figure 5 Histogram and cumulative frequency plot of GTs of all Kapika mineralized intervals	14
Figure 6 E-W long section with projection of Kapika zone intercepts	15
Figure 7 Log cumulative frequency curves of GTs of zone samples in the updated model	19
Figure 8 Correlation plots of pulp and coarse duplicates	23
Figure 9 Correlation plots of check and original assays	24
Figure 10 Correlation plot of historical duplicates at Swastika	30

1-             Drill hole data

A first version of the drill hole database for the Gold River Trend (GR) deposits was received on Dec. 2, 2011. It has collar coordinates, orientation at collar, depth, deviation data, assay and litho intervals data for up to 989 drill holes with various names : 1613-1 to 617-386, BE-06-01 and -02, BKP-T-01 to 36, BP-96-08 to 29, BT-0-01 to 16, BT-11-17, C82-1, CP04-01 and 02, CT83-1 and -2, D82-1A to -7, DT-10 to 35, EF-16 and 23, EH-96-01 and -02, ETB01-1, GS-03-01 to GS-09-47, GW-02-01 to GW-09-54, H82-1 to H82-14, K-1 to K-4, KG-98-01 to -03, KZ-05-01 to -02, NS-05-02 to NS-08-04, NW-05-01 and -02, NZ05-01 toNZ-05-13, PS-1 to -6, RC_CX84-1 to -9, RP-09-01 to -04b, RS-1 to -3, S-1 and -2, SBA-05-08 to SBA-06-14, SBAW-06-01 to -07, T-01 to T-55, TB-09-01 to -04, TC-93-01, TH-10-01 to TH1—1124, TH-95-01 to TH-97-251, TW81-8, TW-96-01 to TW-98-92, WBP-06-01 to WBP-09-20, WD-06-01 to -08 and finally WF-1 to -51. 15 holes with no orientation at collar have been rejected (BT-04-, C-00-01 and -02, RIO-84-01 to 11 and TW-97-52E).

Collar coordinates range from 448,099x, 5,352,635y, 9975z to 465,124x, 5,363,712y, 10033z (after excluding an odd TW81-8 with x=486,904) i.e. about 17.0x11.1.km extension. From collar elevations, it appears that all holes are drilled from surface.

A majority of those drill holes (777 out of 989) dip from 42o to 77o to the south (N164 to N191). 54 holes dip to the SE (azimuths N130 to N160), 17 holes dip to the north, 21 holes dip to the east and 79 holes are vertical. Drill hole length varies from 0.3 to 1446m. Total meterage is 263,384m (average 266m).

We have 120,704 valid assay intervals along those holes.  After correcting a few obvious oddities which were generating negative interval lengths (interval in hole BKP-T-01 with a From = 8702 replaced by 87.02m, in TB-09-01 with To=288.8 replaced by 388.8m, in BKP-T-12 with a From = 324.2 replaced by 234.2m, in T-44 with From=165.01 and To=163.86m suppressed), assay interval length varies from a mere 0.05m to 308m, this last value for a complete hole at zero grade (long intervals are generally very low grade with the exception of long intervals in some RC_CX84 holes like 32.9m @ 1.60 g/t in RC_CX84-8 hole or 23m @1.29 g/t in RC_CX84-7  hole as well as 11.7m @ 1.60 g/t in GS-06-04). Total meterage is 142,045m i.e. an average of 1.17m/interval. A majority of intervals (40%) are 1.5m long with significant groups of 1m intervals (30%) and 0.5m intervals (6%). Gold assay values range from 0 to 1350g/t (a 0.3m interval in TH-11-113) with an uncapped weighted average of 0.19 g/t.

From the location of interpreted mineralized domains (see next section and Figures 1+2), not all the drill holes in the supplied drill hole database are related to the GR gold mineralization. Those of interest are mostly with the GS, GW, NZ, T, TH and TW prefix. They tend to be on NS cross-sections with an E-W spacing as low as 20-25m between sections and a similar spacing between holes on the same section.

1

2-             Mineralized domains

As illustrated on Figure 1 and 2, the GR resources are currently confined to 13 mineralized zones from 459,000E to 462,400E i.e. a 3.4km strike length. More precisely, we have 4 zones on the west side (W1A, W1A1, W1B, W1B1 from 459,000E to 459,800E) and 9 zones on the east side (4800, 4800-N1, 4800-N2, 4800-N4, 4800-S1, 4800-S2, 4800-S1A, 4800-S1D and the deep 4800-S3D from 460,600E to 462,400E). Interpreted mineral zones are sheet-like structures with a strong dip to the north and a limited N-S thickness. They strike from N270 to N280.

A review of assay interval data within the intercepts of holes with interpreted mineralized domains (see below) indicates that 39% of high assay intervals above 20 g/t Au are outside those intercepts hence outside those interpreted mineralized domains leaving room for additional domains or modified limits of existing ones.

Figure 1 Drill holes and mineralized domains (planview)

Figure 2 Drill holes and mineralized domains (view to north)

2

3-             Assay intervals in mineralized intercepts and capping

We have up to 1714 assay intervals in the 453 mineral intercepts of domains with holes. Their length ranges from 0.2m to 3.04m with an average of 0.93m. 1m is the most current length (35%) followed by 1.5m (15%) and 0.5m (13%). Gold grade of those assay intervals ranges from 0 to 1350g/t with a (length-weighted and uncapped) average of 5.18g/t.

As shown on Table 1, intervals with the highest gold grade (above 30g/t) have a quite variable length (from 0.3m to 1.2m). Given that those outliers tend to be isolated with much lower grades on both sides, it makes more sense to cap according to gold content, hence the GT product of grade by length, rather than gold grade alone. In other words a 200 g/t over 0.5m is the same as a 100g/t over 1m when it comes to capping given that both yield the same 100g/t when composited over 1m.

The histogram of GTs of mineralized intervals with a logarithmic scale (which excludes zero grade intervals) is on top of next Figure 3. We clearly see a lognormal shape but still with some very low values (less than 0.3m.g/t). On the high side, there is a clear tail of very high data above about 50 m.g/t.

The high end of the cumulative frequency plot with a log scale (bottom of Figure 3) shows a strong kick upward at about 50 m.g/t and corresponding to a natural gap in the distribution of GT products.  With that limit of 50 m.g/t, we cap 14 intervals (0.8% of total)  with a gold loss of 12.1% (length weighted average capped grade is down to 4.55g/t from 5.17 g/t uncapped). All the capped intervals are in the eastern zones (4800, 4800-N1, 4800-S1, 4800-S1A and 4800-S3D).

3

Table 1 Highest grade intervals in the mineralized intercepts

Hole name	From (m)	To (m)	Length (m)	Zone	g/t Au
TH-10-53	783	784	1	443	30
TH-11-124	697.5	698.3	0.8	443	31.8
TH-11-108	166.7	167.5	0.8	411	32.1
TH-10-41	250.4	250.9	0.5	411	33
TH-11-111	286.8	287.4	0.6	411	33.5
TH-10-21	107	108	1	400	34.1
TH-10-24	256.3	256.8	0.5	402	35.9
TH-11-92	133.4	134	0.6	421	36
TH-10-24	258.8	259.1	0.3	402	38.1
TH-10-15	35.3	35.6	0.3	411	39.1
TH-96-70	280.4	281	0.6	411	40.11
TH-10-65	760.4	760.7	0.3	443	40.6
TH-10-65	757.6	758	0.4	443	40.7
TH-10-24	259.5	260	0.5	402	40.7
TH-10-21	104	105	1	400	42.8
TH-10-03	277.1	277.5	0.4	411	43.4
TH-97-234	484	485	1	441	48.41
TH-97-150	132.5	132.9	0.4	400	52.07
TH-11-108	167.5	168.1	0.6	411	59.3
TH-10-05	259.5	259.9	0.4	411	59.6
TH-10-65B	628.4	628.8	0.4	441	67.2
TH-97-158	153.5	154.5	1	421	71.24
TH-10-21	108	109	1	400	72.2
TH-96-75	173.9	175	1.1	401	83.31
GS-09-35	215.1	215.7	0.6	401	84.12
TH-10-52	232.2	232.6	0.4	411	85.6
TH-97-222	279.6	280.6	1	401	97.61
TH-97-193	24.2	25.4	1.2	411	98.3
GS-09-31	207.5	208.5	1	401	100.91
TH-10-26B	732	732.4	0.4	443	104.5
TH-97-143	119.5	120.5	1	400	107.57
TH-10-65A	743	744	1	443	116.5
TH-10-30	199.5	200	0.5	400	138
TH-97-223	277.7	278.7	1	401	168
TH-10-03	276	276.55	0.55	411	270
TH-10-26	772.4	772.7	0.3	443	295
TH-11-113	163.3	163.6	0.3	411	1350

4

Figure 3 Histogram and cumulative frequency plot of GTs of all mineralized intervals

5

4-             Composites, blocks and block grade interpolation

Assay intervals within drill hole mineralized intercepts are composited into 1m composites. The last composite of the intercept is kept if its length is at least 0.5m. The composite table supplied by LSG has 1549 entries (247 in west sector and 1302 in east sector) with an uncapped grade from 0 to 405.7 g/t and averaging 5.42 g/t and a capped grade from 0 to 36 g/t and averaging 4.47 g/t. Our compositing in the same intercepts leaves 1551 entries with an uncapped grade from 0 to 405.7 g/t and averaging 5.41 g/t and a capped grade from 0 to 54.4 g/t and averaging 4.73 g/t Au. Obviously our proposed capping (50 m.g/t with 12.3% gold loss) is less severe than LSG’s capping (likely 36 g/t Au with 17.3% gold loss). A comparison of composite number and capped grade statistics in each mineralized zone is on Table 2.

Table 2 Statistics of 1m composite capped grade in the different mineralized zones

Zone	Nzone	Nb LSG composites	Average LSG g/t Auc	Nb SGS composites	Average SGS g/t Auc
W1A	211	119	4.19	119	4.19
W1A1	212	38	4.23	38	4.24
W1B	221	81	3.83	81	3.83
W1B1	222	9	4.15	9	4.15
Total West		247	4.08	247	4.08
4800	400	294	4.25	291	4.47
4800-N1	401	285	4.43	289	4.74
4800-N2	402	62	6.14	63	6.15
4800-N4	404	38	3.20	38	3.20
4800-S1	411	330	4.51	334	4.83
4800-S2	412	42	3.60	42	3.61
4800-S1A	421	89	4.83	91	4.90
4800-S1D	441	62	5.18	61	5.67
4800-S3D	443	94	5.43	94	6.32
Total East		1302	4.55	1303	4.86
Grand Total		1549	4.47	1551	4.73

LSG current resource block model is made of 310,317 blocks 3x2x3m with some percentage material within the interpreted limits of mineralized zones (48,067 blocks in west zones and 262,250 blocks in east zones). The grade estimate of the portion of each block within a given mineralized zone is interpolated by inverse distance squared from the capped grade of neighbour 1m composites in the same zone.  Interpolation is done in up to 5 runs with relaxed search limitations from one run to the next until all blocks within interpreted zones are interpolated. Search ellipsoid size ranges from 15x15x8m (run 1) to 120x120x50m (run 5). Ellipsoids are generally striking E-W (from N265 to N272) and dipping to the north (from 62o to 85o). Minimum number of composites in the ellipsoid is 5 in at least 3 different holes (maximum number of composites from the same hole is 2) except for the last run 5 where blocks can be interpolated from 2 composites in the same hole (in that case, the block grade estimate is the

6

average capped grade of those 2 composites). The maximum number of composites kept in the ellipsoid is 10 in all the runs.

Those interpolation parameters look reasonable given the limited number of composites in mineralized intercepts. Actually in such narrow mineralized structures as those currently interpreted at GR, the block interpolation could be done directly from the capped grade of intercepts themselves with a single value in each hole.

Average block grade estimates (weighted by block percentage in zone) are compared to average composite grade in the same zone on Table 3. More than often, the average block grade is more than the average composite grade with large differences in zone 4800-S3D (8.09g/t for blocks vs. 5.43 g/t for composites). A NN block estimate might be worth running to ensure that there has not been any mechanical problem in the block interpolation.

Table 3 Comparison of average composite and block grades in the different zones

Zone	Nzone	Nb LSG composites	Average LSG Composites g/t Auc	Nb. blocks	Average LSG blocks g/tAuc
W1A	211	119	4.19	27,435	4.27
W1A1	212	38	4.23	7,831	4.66
W1B	221	81	3.83	11,363	3.72
W1B1	222	9	4.15	1,438	3.55
Total West		247	4.08	48,067	4.18
4800	400	294	4.25	32,087	4.18
4800-N1	401	285	4.43	25,060	4.85
4800-N2	402	62	6.14	8,106	4.62
4800-N4	404	38	3.20	10,781	3.62
4800-S1	411	330	4.51	72,385	4.36
4800-S2	412	42	3.60	21,223	3.58
4800-S1A	421	89	4.83	11,947	4.46
4800-S1D	441	62	5.18	27,388	5.68
4800-S3D	443	94	5.43	53,273	8.09
Total East		1302	4.55	262,250	5.30
Grand Total		1549	4.47	310,317	5.15

7

5-             Alternative zone resource estimates

The traditional approach for estimating global resources at no cut-off of relatively narrow sheet-like mineralized structures is to project hole mineralized intercepts on either an horizontal plane (sub-horizontal structures) or a vertical long section plane (sub-vertical structures) and use polygons of influence around projected intercepts to delineate the extension of the structure in the projection plane. In addition to the mineralized intercepts, we also project the extrapolated intercept (= “blank intercept”) of the structure with surrounding holes where the structure was not found. This extrapolation is generally done on each drill section beyond the extremities of the interpreted structure on the section. The extent of the structure on the projection plane is generally drawn mid-way between mineralized and blank intercepts hence following the outline of the polygons of influence.

This traditional approach is particularly applicable to the GR mineralized structures since almost all drill holes intersect a given zone only once. The only three cases of multiple intercepts of the same hole with the same zone are : (1) the E-W dipping NZ-05-13 that intersects zone 4800 from 89.9 to 95.5m, then from 95.5 to 105.8m and finally from 107.2 to 112.8m : those 3 intercepts are merged together into a single intercept from 89.9m to 112.8m but given the odd drill hole orientation with respect to the zone, the 22.9m long intercept is converted into a 6.45m N-S horizontal thickness) (2) the E-W dipping NZ-05-02 that intersects zone 4800-N1 from 51.6 to 67.2m, then from 77.2 to 85.2m, then from 94.2 to 95.8m and finally from 101.5 to 104.2m : in this case, only the second and more central 8m long intercept is kept (3) the south dipping TH-97-215 that intersects zone 4800 from 111.2 to 118.3m and then from 118.3 to 120.8m : those two contiguous intercepts are simply merged into a 9.6m long intercept.

This exercise is illustrated on Figure 4 with intercepts of zone W1A. The 36 mineralized intercepts in that zone are projected on a vertical E-W long section plane (in red on the figure). In addition to those mineralized intercepts, 41 blank intercepts (depth at which the W1A zone should have intercepted a drill hole but with no real mineralized grade values) in surrounding holes are projected (in blue on the figure). A reasonable limit for the extension of the W1A zone on the long section follows the outline of polygons drawn around the mineralized intercepts (in red) and constrained by the extent of polygons drawn around blank intercepts (in blue) with a maximum radius for polygons of 50m. The total surface area of the 36 mineralized polygons (with the top ones clipped with the overburden/bedrock surface) is 73,670m2 which can be compared to the 81,480m2 of the LSG resource block model for the same W1A zone (the projected limits of which are also shown on Figure 4).

In addition to a mineralized surface area, one can get an average mineralized thickness (and thus a mineralized volume and tonnage) by weighting the thickness of the zone at each intercept with the surface of the polygon around that intercept. This thickness is a N-S horizontal thickness which can be derived from the intercept length based on measured azimuth and dip of drill hole and assumed azimuth and dip of the zone. For zone W1A, we assume an average dip of 65o to north at all intercepts. If we take for example the mineralized intercept of W1A in hole TW-97-88 (from=366.8m to=369m; also shown on Figure 4), the 2.1m intercept length is converted into a 1.76m horizontal N-S thickness. Weighted average thickness for all 36 mineralized intercepts is 2.90m hence a mineralized volume of 73,670*2.90 = 213,760m3 and a mineralized tonnage of

8

213,760*2.8 = 598,530t to be compared to the 671,323t of the LSG current resource block model for W1A.

In addition to the mineralized tonnage, one can get an estimated average grade (hence a gold quantity estimate) by weighting the average capped grade of each intercept by its thickness and polygon area.  That gives an overall average grade of 4.18 g/t (hence 80,490 oz) to compare to the 4.27 g/t (and 92,172oz) of the LSG current resource block model for W1A.

Figure 4 E-W long section with projection of Zone W1A intercepts

9

The same type of alternative resource estimation has been applied to other zones with results in Table 4. In the western zones, metal estimates are within 7%. We have more differences in the eastern zones with 29% more metal in the proposed resource block model.  Of particular concern is the deep 4800-S3D (443) zone with a polygonal resource estimate showing 29% less tonnes, 17% less grade hence 41% less metal. Metal differences between the two resource estimates result from surface, thickness and grade differences:

+ extension surface on the E-W long section : in almost all zones, that extension surface is slightly larger (average 10% difference) for interpreted mineralized solids around resource blocks. This may happen when the half-way rule between mineralized and blank intercepts is not fully observed when delineating the mineralized solids. The maximum radius of polygons on the long section is 50m which is not that restrictive.

+ average N-S horizontal thickness : in the eastern zones, that thickness is significantly longer for interpreted mineralized solids (average 16% difference). A higher average thickness in the block model may result from a much fluctuating trace of interpreted mineral solids on horizontal levels (i.e. intercepts from one section to the next are not at the same N-S position). On the other hand, in the alternative polygonal model on long section, we calculate the thickness of each intercept using a constant dip to north throughout the zone (50o for W1B1, 60o for W1A1, W1B, 4800-S1, 4800-S2 and 4800-S1A, 65o  for W1A, 70o for 4800 and 4800-S1D, 75o for 4800-S3D, 80o for 4800-N1 and finally 85o for  4800-N2 and 4800-N4) but in reality it varies both with east coordinate and elevation, especially in extended zones like 4800 and 4800-N1.

+ average grade: differences are generally low especially for large zones. The overall difference of  5.6% in favour of the resource block model mostly reflects the high grade difference of  17.1% in the 4800-S3D zone (grade of 8.1g/t for block model vs. 6.7 g/t for polygonal model — we recall that the average composite grade in that zone is only 5.4 g/t) i.e. overall grade difference is less than 1% (0.6% in favour of polygons) if zone 4800-S3D is not accounted for in the total.

At this stage, we recommended a review of interpreted solids for the few eastern zones with significant resources and rather high differences with polygonal estimates on long section. It includes by order of priority 4800-S3D (443), 4800-S1D (441) and some sectors of 4800-S1. Ideally, the metal estimate at no cut-off from the resource block model should not be more than 10% that from the polygonal model on long section i.e. about 1.15Moz.

10

Table 4 Comparison of resources from LSG block model and alternative approach

	Block Model						Poly long section						%Difference
Zone	Nb	Surface	Thck	Tonnage	Grade	Metal	Nb	Surface	Thck	Tonnage	Grade	Metal	Surf.	Thck	Tonnage	Grade	Metal
	blocks	m2	m	(t)	g/t	Oz	inter	m2	m	(t)	g/t	Oz
211	27,435	81,480	2.94	671,323	4.27	92,172	36	73,667	2.90	598,530	4.18	80,488	9.6%	1.4%	10.8%	2.2%	12.7%
212	7,831	19,309	3.55	192,012	4.66	28,787	10	17,155	3.90	187,284	4.16	25,078	11.2%	-9.8%	2.5%	10.7%	12.9%
221	11,363	31,297	3.28	287,092	3.72	34,340	24	28,385	3.75	298,360	3.91	37,555	9.3%	-14.6%	-3.9%	-5.2%	-9.4%
222	1,438	3,612	3.41	34,506	3.55	3,939	3	3,517	3.84	37,803	4.11	4,999	2.6%	-12.5%	-9.6%	-15.8%	-26.9%
West	48,067	135,698	3.12	1,184,933	4.18	159,238	73	122,724	3.27	1,121,978	4.11	148,120	9.6%	-4.7%	5.3%	1.8%	7.0%
400	32,087	102,831	2.78	799,876	4.18	107,459	85	87,015	2.70	658,530	4.23	89,622	15.4%	2.7%	17.7%	-1.3%	16.6%
401	25,060	76,488	3.05	652,292	4.85	101,702	74	79,504	2.41	535,475	5.06	87,148	-3.9%	21.0%	17.9%	-4.4%	14.3%
402	8,106	28,544	2.51	200,895	4.62	29,818	20	28,978	2.16	175,444	5.55	31,288	-1.5%	14.0%	12.7%	-20.2	-4.9%
404	10,781	31,518	3.26	287,839	3.62	33,536	11	27,598	2.48	192,012	3.40	21,004	12.4%	23.8%	33.3%	6.1%	37.4%
411	72,385	176,521	4.08	2,016,548	4.36	282,920	102	157,485	3.57	1,572,147	4.39	221,879	10.8%	12.6%	22.0%	-0.6%	21.6%
412	21,223	62,522	3.35	586,618	3.58	67,596	14	54,448	2.86	436,041	3.88	54,377	12.9%	14.6%	25.7%	-8.2%	19.6%
421	11,947	32,567	3.21	292,623	4.46	41,995	32	26,968	2.99	225,462	4.61	33,434	17.2%	7.0%	23.0%	-3.3%	20.4%
441	27,388	69,914	3.95	773,887	5.68	141,388	17	59,812	2.93	489,932	5.47	86,230	14.4%	26.0%	36.7%	3.7%	39.0%
443	53,273	129,136	5	1,675,889	8.09	436,160	19	112,966	3.77	1,192,017	6.71	257,212	12.5%	18.7%	28.9%	17.1%	41.0%
East	262,250	710,041	3.67	7,286,464	5.30	1,242,575	374	634,774	3.08	5,477,060	5.01	882,196	10.6%	15.9%	24.8%	5.5%	29.0%
Total	310,317	845,739	3.58	8,471,397	5.15	1,401,812	447	757,497	3.11	6,599,038	4.86	1,030,316	10.4%	13.0%	22.1%	5.6%	26.5%

11

6-             Resources of the Kapika sector

Some additional mineralization has been defined in the so-called Kapika sector, a 200m long E-W stretch between 460,650E and 460, 850E and on the north side of the GR trend. It takes the form of two subparallel zones, close to the surface (between Z=9850 and Z=9990) and with a stong dip to the north (actually from 65o to north on the west end to 75o to sub-vertical and even 85o to south on the east end). Those zones are dubbed 4800-N5A (452) to the south and 4800-N5B (453) to the north.

We have 22 holes intercepts in the 4800-N5A zone and 24 of them in the 4800-N5B zone. Like for the other mineralized structures of the GR property, they are generally in holes dipping to the south plus a few dipping to the north on sections 460800E and 460820E. In those holes on N-S sections, we have a single intercept of any given hole with either zone. We also have multiple intercepts in two holes dipping 45o to the east : 6 intercepts of zone 4800-N5A with hole KZ-05-03 and 3 intercepts of zone 4800-N5B with hole KZ-05-01. Those multiple intercepts in the vertical E-W long section plane can be explained by the “snake” profile of interpreted mineralized solids in horizontal levels. Some of those multiple intercepts are fairly low grade (e.g. 18m @ 0.31 g/t in KZ-05-03 or 2.7m@0 g/t and 3.8m@0.06 g/t in KZ-05-01) and they could likely be avoided by slightly shifting the limits of the mineralized solids.

Two intercepts are fairly impressive i.e. 5.6m@15.4g/t(uncut) in T-28 with zone 452 and 11.6m@6.8g/t in TH-10-62 with zone 453. An additional intercept of 3.1m @ 2.9 g/t could be defined in TH-11-101 with zone 452 on section 460780E.

We have respectively 97 and 94 assay intervals of varying length (from 0.4 to 3.1m) in the 22 intercepts of zone 452 and the 24 intercepts of zone 453. Only one interval of 0.6m with a 122.2 g/t grade in hole T-28 and zone 452 is cut using the previously defined capping scheme of 50 m.g/t. Average uncut grade of 3.15 g/t is reduced to 3.03 g/t i.e. a 3.9% gold loss. Given that the Kapika structures are of a lower average grade than most of the other GR ones on the east side, it might be safe to lower the capping limit for assay data in those structures.  A cumulative frequency plot of GT products (Figure 5) suggests a cap at 15 m.g/t with a gold loss of 17.1% (average capped grade is down to 2.61g/t) which might be a little too severe. A conpromise would be a capping at 25m.g/t with only two assays capped (the previous one plus a 1m@34g/t in TH-11-100 and also in zone 452) and a gold loss of 9.6% (average capped grade of 2.85 g/t).

As usual, capped interval data have been composited into 1m composites with a minimum documented length of  0.5m and a dilution with zero grade of gaps. We have 85 composites in zone 452 with an average capped grade of 2.43 g/t and 82 composites in zone 453 with an average capped grade of 3.86 g/t with LSG capping scheme (likely 36 g/t limit on grade) applied in both cases. The overall average of 3.11 g/t for the 167 composites is a bit high compared to the length weighted average of capped intervals within intercepts of 2.88g/t. The origin of that difference probably lies in an over-representation of low grade in composites dropped because too short.

12

The grade estimate of the portion of each block (same 3x2x3m grid as for the other zones of GR) within a given mineralized zone is interpolated by inverse distance squared from the capped grade of neighbour 1m composites in the same zone.  Interpolation is done in up to 4 runs with relaxed search limitations from one run to the next until all blocks within interpreted zones are interpolated. Search ellipsoid size ranges from 15x15x8m (run 1) to 120x120x50m (run 4). Ellipsoids strike E-W and dip 85o to the north. Minimum number of composites in the ellipsoid is 5 in at least 3 different holes (maximum number of composites from the same hole is 2). The maximum number of composites kept in the ellipsoid is 10 in all the runs. Those interpolation parameters look reasonable given the limited number of composites in mineralized intercepts.

The weighted average block grade of 3.31 g/t Au for the 7183 blocks with some material in zones 452 or 453 is reasonably close to the average composite grade of 3.11 g/t. Block average is more than composite average in zone 452 (2645 blocks averaging 3.01 g/t compared to 2.43 g/t for composites) and less than composite average in zone 453 (4538 blocks averaging 3.48 g/t compared to 3.86 g/t for composites).

Like for the other mineralized zones of GR, resources of zones 452 and 453 have been estimated through polygons around projected intercepts on the E-W long section plane (Figure 6). The conversion of intercept length into horizontal N-S thickness is based on a fixed dip of 75o to the north for both structures. Of course, this is an approximation since the local dip and azimuth of those structures is quite variable. Multiple intercepts in holes KZ-05-01 and KZ-05-03 are excluded. Maximum radius of polygons is limited to 30m. The polygonal resource estimate compares reasonably well with the block model resource estimate at no cut-off (Table 5). As expected from the varying zone orientation, average polygon thickness is less but since polygon surface is more, tonnages are within less than 10% while metal is 15% more with polygons mostly as a result of a higher average grade (part of that higher grade can be explained by the different capping scheme of composites i.e. 36 g/t Au for block model and 50 m.g/tAu for 2D polygons).

The polygonal maps of Figure 6 enhance intercepts with polygons capturing a sizeable fraction of the total metal estimate for the zone.

Table 5 Kapika : comparison of resources from LSG block model and alternative 2D polygons

Zone	Model	Nb	Surface	Thck	Tonnage	Grade	Metal
		Blk/Int	m2	m	t	g/tAuc	Oz Au
452	Block	2645	8,391	2.51	58,968	3.01	5,703
452	Poly2D	17	9,609	2.32	62,504	3.75	7,533
453	Block	4538	13,923	2.87	112,105	3.48	12,552
453	Poly2D	21	14,451	2.41	97,454	4.31	13,504
452+453	Block	7183	22,314	2.74	171,073	3.32	18,255
452+453	Poly2D	38	24,060	2.37	159,958	4.09	21,037
%Difference			7.8%	-13.3%	-6.5%	23.2%	15.2%

13

Figure 5 Histogram and cumulative frequency plot of GTs of all Kapika mineralized intervals

14

Figure 6 E-W long section with projection of Kapika zone intercepts

Mineralized intercepts and polygons in red. Blank intercepts and polygons in black. Extent of the projected resource block model in blue.

15

7-             Resource update

On January 20, 2012, we received from LSG a package with updated resource block models for the GR mineralized zones as well as updated DH data, mineralized solids and composites.

The updated DH database has values for  753 holes totalling 231,267 m. All those holes were in the previous DH database except (1) GW-08-18A (2) RIO-84-01 to 04 : those holes do not have survey data nor assay data and they are removed from the database (3) TH-114 to 115, 117 to 123, 124A to 131 : those 17 holes are likely new holes. Hole TW-97-52E does not have survey data either but we can use the azimuth (180) and dip (-47) at collar in the previous database. Collar coordinates range from 457,859x, 5,353,409y, 9999z to 464,543x, 5,356,883y, 10033z i.e. about 6.7x3.5km extension or more restricted to the sector with the mineralized zones of interest.

Like before, a majority of those drill holes (681 out of 753) dip from 42o to 77o to the south (N169 to N191). Drill hole length varies from 13 to 1364m with an average of 307m. We have 121,100 valid assay intervals along those holes.  Assay interval length varies from a mere 0.05m to 9.1m, with long intervals of very low grade (intervals with grades of at least 0.5 g/t are less than 3m long). Total meterage is 139,899m i.e. an average of 1.15m/interval. A majority of intervals (38%) are 1.5m long with significant groups of 1m intervals (32%) and 0.5m intervals (6%). Gold assay values range from 0 to 1350g/t (a 0.3m interval in TH-11-113) with an uncapped weighted average of 0.20 g/t. As before, holes tend to be on NS cross-sections with a E-W spacing as low as 20-25m between sections and a similar spacing between holes on the same section.

We have up to 1827 assay intervals in the 492 mineral intercepts of zones with holes vs. 1905 assay intervals in 475 intercepts before. Like before, their length ranges from 0.2m to 3.04m with an average of 0.93m. 1m is the most current length (33%) followed by 1.5m (15%) and 0.5m (13%). The gold grade of those assay intervals ranges from 0 to 1350g/t with a (length-weighted and uncapped) average of 5.29g/t (vs. 4.96 g/t before).

The capping scheme proposed on the Dec. 2011 version of the model is still valid. GTs of samples in main east and west zones (211 to 443) continue to show an obvious gap at 50m.g/t (Figure 7). Capping at that limit generates a gold loss of 12.9% (vs. 12.1% before). In the Kapika zones (452-453), the capping at 25m.g/t continues to generate a gold loss of 10.2% (vs. 9.6% before).

16

As usual, capped interval data have been composited into 1m composites with a minimum documented length of  0.5m and a dilution with zero grade of gaps. Like before, our composite data agree well with LSG composites (Table 6). Compared to previous composite data, we have exactly the same composites in the West zones and slightly less in the East and Kapika zones where previous intercepts in holes NZ-05-02 and 13 as well as KZ-05-01 to 03 with a poor intersection angle (they are dipping to east) have been dropped. Since those intercepts were generally low grade and the new capping scheme is less severe than the previous one, average composite grades increase in the East zones (5.02 g/t vs 4.55 g/t before) and the Kapika zones (3.84 g/t vs 3.11 g/t before).

Like before, the grade estimate of the portion of each block 3x2x3m within a given mineralized zone is interpolated by inverse distance squared from the capped grade of neighbour 1m composites in the same zone.  Interpolation is done in up to 5 runs (4 in Kapika zones 452 and 453) with relaxed search limitations from one run to the next until all blocks within interpreted zones are interpolated. Search ellipsoid size ranges from 15x15x8m (run 1) to 120x120x50m (run 5). Ellipsoids are generally striking E-W (from N260 to N272) and dipping to the north (from 62o to 85o). Minimum number of composites in the ellipsoid is 5 in at least 3 different holes (maximum number of composites from the same hole is 2) except for the last run 5 where blocks can be interpolated from 2 composites in the same hole (in that case, the block grade estimate is the average capped grade of those 2 composites). The maximum number of composites kept in the ellipsoid is 10 in all the runs.

Average block grade estimates (weighted by block percentage in zone) have not changed much (Table 6). Overall average block grade continues to be more than the average composite grade (5.12 g/t vs 4.79 g/t, a 6% difference) but most of the difference is in the deep (and scarcely drilled) zone 4800-S3D (443) zone with an average block grade of 8.37 g/t to compare to an average composite grade of 6.14 g/t. Actually, if we do not take that zone into account, the average block grade (4.57 g/t) is less than the average composite grade (4.71 g/t). However, because of the significant 33% reduction of the interpreted extent of the 4800-S3D zone (443) as well as a 25% reduction of zone 4800-S1D (441) and to a lesser extent zones 4800-S1 (411 with 9% reduction) and 4800-S2 (412 with 8% reduction), estimated overall gold ounces are down to 1.27Moz from 1.42Moz before. The extent of the 4800-N1 has increased by 9%.

From the files received, it is not clear how block resources are categorized but it looks like based on interpolation run number with blocks interpolated in runs 1 and 2 in the indicated category (about 10% of ounces at no cut-off), blocks interpolated in runs 3 and 4 in the inferred category (about 86% of ounces at no cut-off) and blocks interpolated in run 5 dropped from the resource pool (only about 4% of ounces at no cut-off). We favour a classification based on the spacing between intercepts of the same zone on the E-W long section i.e. indicated blocks are those which project within a contour drawn on that long section plane around joint polygons of influence of a 30-35m radius (i.e. 40-50m spacing between intercepts) around intercepts. We have no problem of having reported resources only in blocks estimated above 1.5 g/t Au (actually they capture 98% of the ounces at no cut-off but with an average grade about 11% higher i.e. 5.7 g/t instead of 5.1 g/t).

17

Table 6 Comparison of average composite and block grades in the different zones

Zone	Nzone	Nb SGS composites	Average SGS composites g/tAuc	Nb LSG composites	Average LSG Composites g/t Auc	Nb. blocks	Tonnage t	Grade g/tAuc	Metal OzAu
W1A	211	119	4.19	119	4.19	27,435	671,323	4.42	95,514
W1A1	212	38	4.24	38	4.24	7,831	192,012	4.54	28,046
W1B	221	81	3.83	81	3.83	11,363	287,091	3.69	34,055
W1B1	222	9	4.15	9	4.15	1,438	34,506	4.03	4,476
Total West		247	4.08	247	4.08	48,067	1,184,932	4.25	162,091
4800	400	269	4.76	270	4.73	32,087	799,876	4.60	118,285
4800-N1	401	270	5.09	268	5.13	27,150	716,765	4.71	106,468
4800-N2	402	63	6.15	63	6.15	8,106	200,895	4.61	29,762
4800-N4	404	38	3.20	38	3.20	10,781	287,838	3.66	33,843
4800-S1	411	349	5.10	350	5.06	68,332	1,833,565	4.84	285,275
4800-S2	412	46	3.27	46	3.27	19772	540,820	3.30	57,360
4800-S1A	421	91	4.90	91	4.90	11,947	292,623	4.50	42,378
4800-S1D	441	60	5.44	60	5.44	21,213	578,700	6.16	114,620
4800-S3D	443	92	6.14	92	6.14	39,694	1,117,157	8.37	300,799
Total East		1278	5.03	1278	5.02	239,082	6,368,239	5.32	1,088,790
4800-N5A	452	45	3.01	46	3.06	2,500	57,207	3.38	6217
4800-N5B	453	81	4.26	83	4.27	4646	112,207	3.78	13,635
Total Kapika		126	3.81	129	3.84	7,146	169,414	3.64	19,852
Grand Total		1651	4.79	1654	4.79	294,295	7,722,585	5.12	1,270,733

18

Figure 7 Log cumulative frequency curves of GTs of zone samples in the updated model

19

8-             Statistical analysis of QAQC assay data for LSG samples

What follows is a statistical analysis of QAQC data for gold assays in GR drill holes by LSG in 2010-2011. Those data are in file Master_List_QAQC_Thorne_43-101.xlsx, made available to us on January 23, 2012.

8-1 Standards

From March 2010 (hole TH-10-01) to early January 2012 (hole TH-11-130), up to 2437 standard pulps have been submitted to the ALS Canada Ltd. assay lab. Summary statistics of standard results are on Table 7. Up to 16 standards have been used by LSG. Most commonly used standards are O-2Pd with a low target value of 0.885 g/t and O-6Pc with a medium target value of 1.52 g/t. In addition to the target value, standard deviation (StDev) and corresponding “gates” of target +/- 3 standard deviations (Min and Max), the table lists :

+ the number of results for the standard (Nb)

+ the mean result (Average)

+ the % relative difference between the mean result and the target (%Diff.)

+ a flag to indicate if the difference between the mean result and the target is significant at the 95% confidence level given the quoted standard deviation and the number of results (Sig. = 1 if significant). The difference is significant if its absolute value exceeds 2*StDev/Nb 0.5

+ the percentage of results below and above the target (PBelow and PAbove)

+ the percentage of results outside the Min/Max “gates” of Target+/- 3*StDev.

Relative differences between mean result and target range from -2.7% to +1.4%. Relative differences for the two most used standards quoted above are of the order of 1%. Nevertheless, with the quoted standard deviations of standards, some average relative differences (6 out of 16) are found to be significant at the 95% confidence level. As usual with standards, the quoted standard deviations are likely to be undervalued since derived from results in ideal conditions (round robin involving several labs). There is no specific trend for the sign of difference i.e. we have negative and positive differences for low grade and high grade standards. All together, average (weighted by number of results) difference is almost null (average result of 1.685 g/t vs. average target of  1.683 g/t Au) hence there is no sign of an overall bias in the results for standards.

The overall proportion of results above target is about the same as below target (52% vs. 48%) while the overall proportion of results beyond gates keeps low (less than 2%)

20

Table 7 Statistics of results for standard pulps with LSG samples to ALS

Standard	Target	StdDev	Min	Max	Nb	Average	%Diff.	Sig.	PBelow	PAbove	POutside
	g/tAu	g/tAu	g/tAu	g/tAu		g/tAu	%		%	%	%
O-10c	6.660	0.183	6.110	7.080	43	6.586	-1.1%	1	65.1%	34.9%	2.3%
O-10Pb	7.150	0.193	6.570	7.730	13	7.106	-0.6%	0	53.8%	46.2%	7.7%
O-15h	1.019	0.025	0.945	1.093	123	1.018	-0.1%	0	48.8%	51.2%	0.8%
O-15Pa	1.020	0.027	0.940	1.100	198	0.992	-2.7%	1	86.1%	13.9%	6.1%
O-15Pb	1.060	0.030	0.970	1.140	292	1.056	-0.4%	1	57.5%	42.5%	1.7%
O-18c	3.52	0.107	3.200	3.840	19	3.529	0.3%	0	39.5%	60.5%	0.0%
O-18Pb	3.630	0.070	3.420	3.840	29	3.653	0.6%	0	39.7%	60.3%	3.4%
O-2Pd	0.885	0.029	0.797	0.973	472	0.882	-0.3%	1	53.0%	47.0%	1.1%
O-53Pb	0.623	0.021	0.559	0.687	64	0.621	-0.4%	0	47.7%	52.3%	3.1%
O-54Pa	2.900	0.110	2.570	3.230	58	2.904	0.1%	0	40.5%	59.5%	1.7%
O-60b	2.570	0.107	2.250	2.890	87	2.572	0.1%	0	38.5%	61.5%	1.1%
O-61d	4.760	0.143	4.330	5.190	73	4.825	1.4%	1	28.1%	71.9%	0.0%
O-66a	1.237	0.054	1.075	1.399	248	1.239	0.2%	0	48.0%	52.0%	1.6%
O-67a	2.238	0.096	1.950	2.526	111	2.252	0.6%	0	39.6%	60.4%	1.8%
O-68a	3.890	0.147	3.450	4.330	101	3.876	-0.4%	0	48.0%	52.0%	3.0%
O-6Pc	1.520	0.067	1.320	1.720	506	1.540	1.3%	1	28.3%	71.7%	0.8%
All	1.683				2437	1.685	0.0%		47.8%	52.2%	1.8%

8-2      Blanks

From March 2010 (hole TH-10-02) to December 2011 (hole TH-11-129), up to 2430 blanks have been submitted to the ALS Canada Ltd assay lab. The only statistics which can be derived from results for blanks is the proportion of them above a given threshold. Traditionally, this threshold is five times the detection limit which in the case of GR looks like 0.0025 g/tAu hence a threshold of 0.0125 g/tAu. This in fact pretty low and we generally prefer to use a “practical” threshold of 0.1 g/t Au.

We have 78 results (3.2%) above 0.0125 g/t Au and 6 results (0.2%) above 0.1 g/t (up to 1.74 g/t Au). Based on our experience, we find that performance quite acceptable.

8-3      Duplicates

Pulp duplicates are assays from another split of the same pulp selected at random from the lab for its own quality control purposes. Up to 1823 lab duplicates at the ALS Canada Ltd lab from March 2010 (hole TH-10-01) to early January 2012 (hole TH-11-128) and with an original and a duplicate grade can be identified in the supplied database.

The statistic of interest with duplicates at the same lab is either the correlation coefficient of originals and duplicates (preferably with a log scale) or the average relative difference of originals and duplicates above a given threshold (very low grades tend to generate high relative differences with an undue influence on the average relative difference). In this case we use a threshold of 0.5g/tAu.

For the ALS pulp duplicates, the average relative difference is a mere 4.3% with a correlation coefficient of 0.999 which is very good. Correlation plot is on top of Figure 8.

21

Coarse duplicates are normally assays from a new pulp made out of the crushed and ground (but not pulverized) reject of the original sample. Up to 2125 coarse duplicates from May 2010 to December 2011 have been assayed at the ALS Canada Ltd lab with an original and a duplicate grade. As expected, we see more differences between duplicated and original values with the coarse duplicates than with the pulp duplicates. For those coarse duplicates the average relative difference is 22.7% with a correlation coefficient of 0.991 which is also quite good. The scatter plot at the bottom of Figure 8 illustrates the lower reproduction of original values in the coarse duplicates.

8-4 Check assays

From data supplied, check assays look like pulp rejects originally assayed by ALS which have been sent to the SGS lab for another fire assay. We can identify 1421 complete check assay samples from March 2010 (hole TH-10-01) to December 2011 (hole TH-11-88). Original (ALS) values range from 0.0025 to 85.6 g/t with an average of 0.98 g/t while check (SGS) values range from 0.0025 to 79 g/t with a mean of 0.98 g/t. Despite the similarity of mean raw data, a T-test of paired data run on log grade (to respect some normality of parent population) shows that the differences of means is significant at the 95% confidence level (T= -4.21 with a limit at -1.96 — the correlation coefficient of log data is 0.98) with the mean log SGS value of -1.06 significantly higher than the mean ALS value of -1.08. A sign test confirms the presence of a significant bias between the two sets (we have 39.7% of pairs with original value more than duplicate value with a 95% lower confidence limit at 47.3%). In other words, SGS values are generally slightly more than the ALS values

The correlation plot of check and original values is on Figure 9. It shows a generally good agreement between original and check data except for a few outlier pairs with fairly different values and which may need some explanation.

8-5 Conclusions

Despite the high variability of gold grades from GR samples, the QAQC data of samples from LSG holes in 2010-2011 and analyzed at the ALS Canada Ltd. lab tend to indicate that the quality of those sample grade values is more than satisfactory. Although we have significant differences between mean results and target values for some standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps extremely low (0.2%). Lab and coarse duplicates show better than expected sample errors i.e. about 5% relative difference for pulp duplicates and 20% relative difference for coarse duplicates. Check pulp samples at the SGS lab indicate that there is a possibility that ALS values are slightly conservative.

22

Figure 8 Correlation plots of pulp and coarse duplicates

23

Figure 9 Correlation plots of check and original assays

9-             Statistical analysis of historical QAQC assay data

What follows is a statistical analysis of historical QAQC data for gold assays in GR drill holes by previous operators of LSG, mostly from 2003-2006 (from dates of certificates available). Those data are in file Master_List_Historic_QAQC_Thorne_43-101.xlsx, made available to us on January 23, 2012.

9-1      Standards

Results from standard pulps have been separated according to the three labs used to process samples from the GR DHs at that time i.e. : Accurassay Laboratories, ALS Canada Ltd. and Swastika Laboratories Ltd. Summary statistics of standard results for each lab are on Tables 8 to 10. In addition to the target value, standard deviation (StDev) and corresponding “gates” of target +/- 3 standard deviations (Min and Max), the table lists :

+ the number of results for the standard (Nb)

+ the mean result (Average)

+ the % relative difference between the mean result and the target (%Diff.)

+ a flag to indicate if the difference between the mean result and the target is significant at the 95% confidence level given the quoted standard deviation and the number of results (Sig. = 1 if significant). The difference is significant if its absolute value exceeds 2*StDev/Nb 0.5

+ the percentage of results below and above the target (PBelow and PAbove)

+ the percentage of results outside the Min/Max “gates” of Target+/- 3*StDev.

24

It should be noted that :

+ target values, standard deviation and gates are not available for some of the standards (CDN-BL-3/4, CDN-CM-4, CDN-GS-14 and CGS-1/21) hence results from those standards are not used to derive the overall statistics of the lab performance.

+ reported standard deviations and gates for some of the standards have been standardized to reflect a standard deviation to target ratio of about 2-4% and gates equal to the target plus or minus 3 standard deviations

+ some odd results are not reported and used in the statistical compilation. By odd results, we mean a result which is an order of magnitude different from the target value. For example, Accurassay returned a 13.7 g/t for the CDN-GS-1P5 standard with a target value of 1.37 g/t. Those odd results likely originate from transcription errors (or the lab wrongly guessing the value of the standard). We have 7 of those odd results for Accurassay returns, 2 for ALS returns and none for Swastika returns.

In all three cases, there is no specific trend for the sign of difference between average result and target value i.e. we have negative and positive differences for low grade and high grade standards.

The worse overall statistics are with results from the Accurassay lab: on average, the relative difference between returned and target value is -7.8% and we generally have more returns below target (70.8%) than above target (29.2%). Also the overall proportion of returns outside the gates is very high (57.1%). In other words, both the accuracy and precision of Accurassay results are not adequate. Fortunately, Accurassay has a tendency to undervalue the true grade of standards hence the routine pulps that were submitted to it.

The performance of the ALS lab is much better : average difference is a mere -0.9%, proportions of results below and above target are respectively 54.1% and 45.9% while the overall proportion of results outside the gates is only 9.7%. In other words, ALS is very slightly under-valuing the grade of samples.

The performance of the Swastika lab is about the same as that of ALS :  average difference is a mere +0.7%, proportions of results below and above target are respectively 39.0% and 61.0% while the overall proportion of results outside the gates is only 15.8%. In other words, Swastika is very slightly over-valuing the grade of samples.

25

Table 8 Statistics of historical results for standard pulps from the Accurassay lab

Standard	Target	StdDev	Min	Max	Nb	Average	%Diff.	Sig.	PBelow	PAbove	POutside
	g/tAu	g/tAu	g/tAu	g/tAu		g/tAu	%		%	%	%
CDN-BL-3	0.000?				4	0.200
CDN-GS-14	0.000?				3	1.896
O-52P	0.183	0.01	0.167	0.199	5	0.176	-3.6%	1	60.0%	40.0%	40.0%
CDN-GS-P3	0.3	0.01	0.260	0.340	2	0.281	-6.3%	1	100.0%	0.0%	0.0%
O-51P	0.43	0.013	0.391	0.469	3	0.430	0.0%	0	33.3%	66.7%	66.7%
CDN-GS-P5B	0.44	0.01	0.400	0.480	18	0.383	-12.9%	1	88.9%	11.1%	55.6%
CDN-GS-P7A	0.77	0.02	0.710	0.830	16	0.665	-13.6%	1	81.3%	18.8%	62.5%
CDN-GS-1P5A	1.37	0.04	1.250	1.490	16	1.233	-10.0%	1	68.8%	31.3%	56.3%
O-6Pb	1.425	0.052	1.270	1.580	4	1.373	-3.6%	1	100.0%	0.0%	0.0%
CDN-GS-2B	2.03	0.04	1.910	2.150	14	1.771	-12.8%	1	85.7%	14.3%	71.4%
CDN-GS-2C	2.06	0.05	1.910	2.210	4	2.080	0.9%	0	25.0%	75.0%	50.0%
O-17Pb	2.56	0.12	2.210	2.910	3	2.760	7.8%	1	0.0%	100.0%	0.0%
O-18Pa	3.36	0.10	3.060	3.670	5	3.460	3.0%	1	40.0%	60.0%	40.0%
CDN-GS-3B	3.47	0.09	3.210	3.730	17	3.403	-1.9%	1	64.7%	35.3%	58.8%
CDN-GS-3C	3.58	0.10	3.270	3.890	3	3.592	0.3%	0	33.3%	66.7%	66.7%
O-61Pa	4.46	0.13	4.060	4.860	4	4.394	-1.5%	0	50.0%	50.0%	25.0%
CDN-GS-5C	4.74	0.09	4.460	5.020	15	4.216	-11.1%	1	86.7%	13.3%	80.0%
O-61Pb	4.75	0.13	4.360	5.140	4	4.830	1.7%	0	50.0%	50.0%	25.0%
CDN-GS-5D	5.06	0.08	4.810	5.310	5	4.614	-8.8%	1	100.0%	0.0%	80.0%
CDN-GS-6P5	6.74	0.15	6.290	7.190	3	5.769	-14.4%	1	66.7%	33.3%	66.7%
O-62Pa	9.64	0.29	8.772	10.508	1	10.444	8.3%	1	0.0%	100.0%	100.0%
CDN-GS-10A	9.78	0.18	9.250	10.310	10	8.097	-17.2%	1	80.0%	20.0%	80.0%
O-62Pb	11.33	0.35	10.270	12.390	2	11.967	5.6%	1	0.0%	100.0%	0.0%
All	3.020				154	2.783	-7.8%		70.8%	29.2%	57.1%

26

Table 9 Statistics of historical results for standard pulps from the ALS lab

Standard	Target	StdDev	Min	Max	Nb	Average	%Diff.	Sig.	PBelow	PAbove	POutside
	g/tAu	g/tAu	g/tAu	g/tAu		g/tAu	%		%	%	%
CDN-BL-3	0.000?				15	0.003
CDN-BL-4	0.000?				11	0.020
CDN-CM-4					13	1.185
O-51P	0.43	0.013	0.391	0.469	2	0.437	1.5%	0	50.0%	50.0%	50.0%
CDN-GS-P5B	0.44	0.01	0.400	0.480	12	0.416	-5.4%	1	91.7%	8.3%	0.0%
CDN-CGS-15	0.57	0.02	0.510	0.630	11	0.564	-1.0%	0	72.7%	27.3%	9.1%
O-50P	0.727	0.022	0.662	0.792	1	0.790	8.7%	1	0.0%	100.0%	100.0%
CDN-CGS-19	0.74	0.02	0.670	0.810	9	0.743	0.3%	0	33.3%	66.7%	0.0%
CDN-GS-P7A	0.77	0.02	0.710	0.830	14	0.746	-3.1%	1	71.4%	28.6%	14.3%
CGS-13	1.01	0.04	0.900	1.120	15	1.011	0.1%	0	56.7%	43.3%	13.3%
CDN-GS-1P5A	1.37	0.04	1.250	1.490	14	1.476	7.8%	1	7.1%	92.9%	35.7%
CDN-CM-2	1.42	0.04	1.290	1.550	11	1.396	-1.7%	0	54.5%	45.5%	0.0%
CDN-CM-1	1.85	0.05	1.690	2.010	16	1.862	0.6%	0	37.5%	62.5%	0.0%
CDN-GS-2C	2.06	0.05	1.910	2.210	16	2.046	-0.7%	0	65.6%	34.4%	0.0%
O-17Pb	2.56	0.12	2.210	2.910	4	2.510	-2.0%	0	50.0%	50.0%	0.0%
O-18Pa	3.36	0.10	3.060	3.670	2	3.445	2.5%	0	0.0%	100.0%	0.0%
CDN-GS-3D	3.41	0.08	3.160	3.660	14	3.399	-0.3%	0	42.9%	57.1%	0.0%
CDN-GS-3C	3.58	0.10	3.270	3.890	13	3.537	-1.2%	0	38.5%	61.5%	7.7%
O-61Pb	4.75	0.13	4.360	5.140	1	4.710	-0.8%	0	100.0%	0.0%	0.0%
CDN-GS-5D	5.06	0.08	4.810	5.310	13	4.945	-2.3%	1	76.9%	23.1%	23.1%
CDN-GS-6P5	6.74	0.15	6.290	7.190	15	6.551	-2.8%	1	73.3%	26.7%	6.7%
O-62Pa	9.64	0.29	8.772	10.508	1	9.990	3.6%	0	0.0%	100.0%	100.0%
O-62Pb	11.33	0.35	10.270	12.390	1	11.450	1.1%	0	0.0%	100.0%	0.0%
All	2.416				185	2.394	-0.9%		54.1%	45.9%	9.7%

27

Table 10 Statistics of historical results for standard pulps from the Swastika lab

Standard	Target	StdDev	Min	Max	Nb	Average	%Diff.	Sig.	PBelow	PAbove	POutside
	g/tAu	g/tAu	g/tAu	g/tAu		g/tAu	%		%	%	%
CDN-CM-4					13	1.152
CGS-1					1	0.530
CGS-21					18	0.987
CDN-BL-4	0?				14	0.078
CDN-CGS-14	0?				1	0.720
O-52P	0.183	0.01	0.167	0.199	3	0.193	5.6%	1	33.3%	66.7%	100.0%
O-51P	0.43	0.013	0.391	0.469	3	0.443	3.1%	0	33.3%	66.7%	100.0%
CDN-CGS-15	0.57	0.02	0.510	0.630	18	0.582	2.0%	1	66.7%	33.3%	16.7%
O-50P	0.727	0.022	0.662	0.792	2	0.760	4.5%	1	0.0%	100.0%	100.0%
CDN-CGS-19	0.74	0.02	0.670	0.810	19	0.746	0.8%	0	50.0%	50.0%	26.3%
CGS-13	1.01	0.04	0.900	1.120	22	1.005	-0.5%	0	47.7%	52.3%	4.5%
CDN-GS-1D	1.05	0.03	0.950	1.150	28	1.063	1.2%	1	41.1%	58.9%	7.1%
O-15Pz	1.27	0.04	1.150	1.390	4	1.310	3.1%	0	37.5%	62.5%	25.0%
CDN-CM-2	1.42	0.04	1.290	1.550	21	1.461	2.9%	1	19.0%	81.0%	0.0%
O-6Pb	1.425	0.05	1.27	1.58	6	1.362	-4.4%	1	66.7%	33.3%	0.0%
CDN-CM-1	1.85	0.05	1.690	2.010	19	1.848	-0.1%	0	23.7%	76.3%	0.0%
O-17Pb	2.56	0.12	2.21	2.91	7	2.613	2.1%	0	14.3%	85.7%	0.0%
CDN-GS-3E	2.97	0.09	2.700	3.240	26	3.041	2.4%	1	50.0%	50.0%	30.8%
O-18Pa	3.36	0.10	3.06	3.67	7	3.421	1.8%	0	7.1%	92.9%	0.0%
CDN-GS-3D	3.41	0.08	3.160	3.660	2	3.650	7.0%	1	0.0%	100.0%	0.0%
CDN-GS-4A	4.42	0.15	3.960	4.880	23	4.421	0.0%	0	39.1%	60.9%	8.7%
O-61Pa	4.46	0.13	4.06	4.86	2	4.690	5.2%	1	0.0%	100.0%	0.0%
O-61Pb	4.75	0.13	4.36	5.14	5	4.726	-0.5%	0	40.0%	60.0%	0.0%
CDN-GS-7A	7.2	0.20	6.600	7.800	26	7.295	1.3%	1	32.7%	67.3%	3.8%
O-62Pa	9.64	0.29	8.772	10.508	4	10.185	5.7%	1	0.0%	100.0%	100.0%
CDN-GS-10C	9.71	0.22	9.060	10.360	23	9.909	2.1%	1	37.0%	63.0%	39.1%
CDN-GS-11A	11.21	0.29	10.340	12.080	17	11.029	-1.6%	1	41.2%	58.8%	5.9%
O-62Pb	11.33	0.35	10.27	12.39	5	10.698	-5.6%	1	100.0%	0.0%	20.0%
All	3.815				292	3.842	0.7%		39.0%	61.0%	15.8%

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9-2      Blanks

Results from blanks are also separated according to lab. The only statistics which can be derived from results for blanks is the proportion of them above a given threshold. Traditionally, this threshold is five times the detection limit which in the case of GR looks like 0.0025 g/tAu hence a threshold of 0.0125 g/tAu. This in fact pretty low and we generally prefer to use a “practical” threshold of 0.1 g/t Au.

We have 188 blank returns from Accurassay with 10.1% above 0.0125 g/t and 2.1% above 0.1 g/t.

We have 276 blank returns from ALS with 2.5% above 0.0125 g/t and 0.4% above 0.1 g/t.

We have 451 blank returns from Swastika with 13.7% above 0.0125 g/t and 0.4% above 0.1 g/t.

Like with standards, the best performance is with ALS followed by Swastika and Accurassay. Based on our experience, we find the performance of ALS and Swastika quite acceptable.

9-3      Duplicates

There are not that many historical duplicate results, all together only 49. They involve: (1) 3 duplicates at ALS with originals at ALS (2) 10 duplicates at Swastika with originals at ALS (3) 2 duplicates at ALS with originals at Swastika (4) 34 duplicates at Swastika with originals at Swastika. Except for the last set, those duplicates are not enough for a meaningful statistical comparison, especially after considering that duplicated assays are generally fairly low grade.

In the set of duplicates and originals at Swastika, we have one odd pair (a 0.05 g/t duplicated as 2.68 g/t) with the rest showing a reasonable agreement between original and duplicated values (Figure 10). The average relative difference for the 11 pairs above 0.1 g/t is 25.1%

9-4 Conclusions

Despite the high variability of gold grades from GR samples, the QAQC data of samples from pre-LSG holes (2003-2006) and analyzed at the ALS and Swastika labs tend to indicate that the quality of those sample grade values is satisfactory. Although we have significant differences between mean results and target values for some standards, we do not see any overall bias from the results of standards. Blanks show a few cases of likely contamination but the proportion of real failures keeps low (0.4%).

Based on results for standards and blanks, the quality (both accuracy and precision) of assays at the Accurassay lab is more questionable. Fortunately, the results for standards at that lab indicate that gold values from that lab are likely to undervalue the true gold grade of submitted samples.

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Figure 10 Correlation plot of historical duplicates at Swastika

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Appendix : polygonal maps of zones on long section

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